As confidentially submitted to the Securities and Exchange Commission on September 12, 2014
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and is strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sol-Wind Renewable Power, LP
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	47-1539702 (I.R.S. Employer Identification Number)

420 Lexington Avenue
Suite 2834
New York, New York 10170
(212) 235-0421
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kevin Adler
Chief Executive Officer
420 Lexington Avenue, Suite 2834
New York, New York 10170
(212) 235-0421
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rod D. Miller, Esq. Brett D. Nadritch, Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York 10005 (212) 530-5000	Sharon Mauer, Esq. General Counsel 420 Lexington Avenue, Suite 2834 New York, New York 10170 (212) 235-0322

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common units representing limited partnership interests

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)
This registration statement is being submitted in accordance with the procedures described in the announcement of the Division of Corporation Finance of the Securities and Exchange Commission regarding submission of draft registration statements by emerging growth companies pursuant to the Jumpstart Our Business Startups Act of 2012. Accordingly, a registration fee is not required for this confidential draft registration statement submission.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2014

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Common Units
Representing Limited Partnership Interests

Sol-Wind Renewable Power, LP

          This is the initial public offering of our common units representing limited partnership interests. No public market currently exists for our common units. We anticipate that the initial public offering price will be between $    and $    per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol "SLWD."

          We have granted the underwriters a 30-day option to purchase up to an additional        common units at the public offering price less the underwriting discount. We refer to these additional common units as the "option units."

          We are an "emerging growth company" as defined under the federal securities laws and, as such, intend to comply with certain reduced public company reporting requirements for future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

          Investing in our common units involves risks. See "Risk Factors" beginning on page 22.

          These risks include the following:

  •
  We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and sponsor units.

  •
  The assumptions underlying the forecast of cash available for distribution that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive uncertainties that could cause actual results to differ materially from those forecasted.

  •
  The historical and unaudited pro forma combined financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future and, therefore, may not be a reliable indicator of our future performance.

  •
  Initially, we will depend on the limited number of assets in our Initial Portfolio for almost all of our anticipated cash flows.

  •
  Our assets may not perform as we expect.

  •
  Counterparties to our power purchase agreements and to the sale of renewable energy credits may not fulfill their obligations and, as these contracts expire, we may not be able to replace them with agreements on similar terms.

  •
  We operate in a highly competitive market for investment opportunities in renewable energy assets. Future growth of our portfolio depends on our general partner locating and acquiring additional solar and wind power generation assets at an attractive price.

  •
  We are highly dependent on our general partner, particularly for the provision of management and administration services to our operations and assets, and our ability to terminate our management services agreement with our general partner early will be limited.

  •
  Our U.S. federal income tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, subject to U.S. corporate income tax, our cash available for distribution to our unitholders may be substantially reduced.

  •
  Our unitholders' share of our income is taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

  •
  Common unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

	Per Common Unit	Total

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to Sol-Wind Renewable Power, LP (before expenses)	$	$

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver the common units to purchasers on            , 2014 through the book-entry facility of The Depository Trust Company.

The date of this prospectus is        , 2014.

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, our common units only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.

 Industry and Market Data

        This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma consolidated financial statements and the notes to those financial statements, before investing in our common units. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $        per common unit (the mid point of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their right to purchase option units. You should read "Risk Factors" for information about important risks that you should consider before buying our common units.

        References in this prospectus to "we," "us," "our" or similar terms refer to Sol-Wind Renewable Power, LP and its subsidiaries and references to our "general partner" refer to Sol-Wind, LLC, the general partner of Sol-Wind Renewable Power, LP. Sol-Wind Renewable Power, LP does not have any officers, directors or employees and we are managed by our general partner and its officers, directors and employees. Unless the context otherwise requires, references in this prospectus to "our directors," "our officers" or "our employees" refer to the directors, officers or employees, as applicable, of our general partner.

        Unless otherwise noted, references to information being "pro forma" or "on a pro forma basis" mean such information is presented after giving effect to this offering and the anticipated use of proceeds from this offering, including the acquisition of our Initial Portfolio (as defined below); provided that pro forma financial information used throughout this prospectus will be updated for adjustments related to the offering upon inclusion of an anticipated price range for the offering. See "Selected Historical Financial Information," "Unaudited Pro Forma Combined Financial Information" and "—Formation Transactions and Partnership Structure."

 Sol-Wind Renewable Power, LP

Overview

        We are a growth-oriented limited partnership formed to own, manage, acquire and invest in solar and wind power generation assets. These assets generate power for retail, municipal, utility and commercial customers under long-term power purchase agreements or similar contracts ("PPAs") that generate stable, long-term contracted cash flows. Our objective is to pay a consistent and growing cash distribution to our unitholders on a long-term basis. We expect to target a payout ratio in excess of 95% of our available cash and we will seek to grow distributions as we acquire additional assets over time. Upon completion of this offering, our general partner's acquisition agreements will be consummated and we will acquire from our general partner interests in a diversified portfolio of 106.3 megawatts ("MW") of nameplate capacity solar and wind power generation assets in the United States and Puerto Rico (the "Initial Portfolio") pursuant to an initial portfolio purchase agreement (the "IPPA").

        We intend to take advantage of favorable trends in the energy industry, including the continued construction of renewable energy assets replacing aging, more expensive energy alternatives, utility demand for renewable energy required to meet state renewable portfolio standards ("RPS"), availability of U.S. and overseas government incentives and programs to support development of clean energy and the rapid growth in non-utility customer demand for attractively priced renewable energy generation at a commercial or residential customer's point of delivery, commonly known as "distributed generation." We believe these favorable trends will contribute to significant growth in the renewable energy industry, particularly from regional and local middle market developers with an identified pipeline of assets in their respective markets.

        We have established and continue to grow relationships with several middle market developers who develop high-quality, long-life assets with long-term contracts serving creditworthy counterparties, but whose growth has historically been constrained by the inability to consistently raise capital. We believe that our relationships with these middle market developers, as opposed to a captive relationship with a large developer, will enable us to source best-in-class assets for our pipeline, which will ultimately enable us to grow our distributions. We intend to grow and strengthen our relationships with these developers by providing the necessary capital to allow such developers to execute on their business initiatives in their respective local and regional markets.

        The IPPA provides us with the right to acquire all of the assets in our Initial Portfolio. Our partnership agreement with our general partner (the "Partnership Agreement") requires our general partner to offer to sell us any other renewable energy assets that it may acquire in the future and thereafter seek to sell pursuant to a pricing mechanism set forth in the Partnership Agreement and to provide us with a last look with respect to the sale of such assets, and in each case our decision whether to accept such offer will be subject to the approval of an independent investment committee of the board of directors of our general partner. At the time of this offering, our general partner has entered into multi-year commitment agreements with several experienced developers to acquire a diversified portfolio of operating solar and wind power generation assets in construction or scheduled to commence construction, which we refer to as the "Identified Pipeline." Our general partner has indicated its intent to sell us these assets in accordance with the Partnership Agreement. As a result of these acquisition opportunities and others we intend to pursue or expect to become available in the future, we believe we will be able to grow our cash available for distribution in a manner that will allow us to increase our cash distributions per unit over time.

Our Initial Portfolio

        Our general partner has executed acquisition agreements to acquire equity or other interests in renewable energy assets from independent solar and wind power generation developers servicing retail, municipal, utility and commercial customers, which assets will comprise our Initial Portfolio. Each of the assets in our Initial Portfolio has a long-term PPA, which, in the aggregate, had a weighted average remaining term of 17.2 years based on nameplate capacity as of September 9, 2014. We will own 100% of, or a managing or controlling interest in, each of the assets in the Initial Portfolio. The counterparties to our PPAs have a management-derived weighted average credit rating of Baa3 based on nameplate capacity from Standard & Poor's Financial Services LLC ("S&P"), Moody's Investors Service, Inc. ("Moody's") and Fitch Ratings Inc. ("Fitch"), as described in the following table. We believe our Initial Portfolio will generate stable cash flows to fund long-term distributions to our unitholders. Our Initial Portfolio will include 102 individual solar assets, five individual wind assets and one mobile solar generating asset that is expected to consist of 619 units upon consummation of this offering located in several U.S. states and territories, including California, Massachusetts, Montana, New Jersey, Texas and Puerto Rico. Our general partner has contracted with (or will contract with prior to the consummation of this offering) each developer from whom we are acquiring assets in our Initial Portfolio, or other third parties, for the asset management of the asset, pursuant to an asset management agreement (each, an "Asset Management Agreement"), and ongoing operation and maintenance of each asset, pursuant to an operations and maintenance agreement (each, an "O&M Agreement").

        The following table provides summary information for each of the assets in our Initial Portfolio as of September 9, 2014.

Developer	Location	Number of Individual Assets		Capacity MW(1)	Counterparty	Weighted Average Counterparty Credit Rating(2)		Weighted Average Remaining Length of PPAs(3)
Solar
Greenleaf	California	21		17.9	State of California, Pacific Gas & Electric	A2		18.2
OCI	Texas	1		5.4	City of San Antonio	Aa1		24.5
Gestamp	Puerto Rico	1		5.6	The Puerto Rico Convention Center District Authority	Caa2	(4)	19.5
DC Solar	California	1	(5)	15.8	KMH Systems	B1	(6)(7)	9.9
SunRay Power	Massachusetts, New Jersey	78		42.2	Extra Space Storage, Siemens, City of Leicester (MA), City of Westborough (MA)	A2	(6)(8)	17.2
Foresight	California	1		1.9	Pacific Gas & Electric	Baa1		18.3
Wind
Foundation Windpower	California, Montana	5		17.4	Anheuser Busch, Northwestern Energy, City of Soledad (CA)	A1	(6)(9)	19.8

Total		108		106.3

(1)
Capacity represents the nameplate capacity, or maximum generating capacity, of an asset.

(2)
Based on ratings available from S&P, Moody's and Fitch. Ratings converted to standard Moody's format.

(3)
As of September 9, 2014. Weighted average is calculated based on nameplate capacity of the assets.

(4)
Credit rating is for the general obligation bonds of Puerto Rico. The convention center is owned by a government agency of Puerto Rico.

(5)
Upon completion of this offering, we expect this asset to consist of 619 mobile solar generation units consisting of truck-towable trailer-mounted solar PV panels, batteries and inverters. KMH Systems currently leases 300 mobile solar generation units.

(6)
For counterparties where a rating is not available, a non-investment grade rating of B1 is assumed; however, if a rating is not available and assets are at an office park or a mall where highly-rated companies are among the tenants, such as Macy's Inc. and EMC Corporation, a low investment grade rating is assumed.

(7)
Counterparty assumed to have a credit rating of B1.

(8)
Investment grade counterparties are parties to PPAs for approximately 35% of the generation capacity of the Initial Portfolio, the remainder of the counterparties are assumed to have a B1 credit rating.

(9)
Investment grade counterparties are parties to PPAs for approximately 80% of the generation capacity of the Initial Portfolio, the remainder of the counterparties are assumed to have a B1 credit rating.

Identified Pipeline

        Following completion of this offering, we will continue to focus on investing in and acquiring assets with attributes similar to those in our Initial Portfolio: high-quality, long-life assets that have commenced or are nearly ready to commence commercial operations and which are subject to long-term PPAs with creditworthy counterparties. We also intend to expand and diversify our investment base into other geographic areas, within the U.S. and outside the U.S. in countries with low political risk and well-established legal systems, including Japan, Mexico and the United Kingdom. The terms of the Partnership Agreement require our general partner to offer to sell us any other renewable energy assets that it may acquire in the future and thereafter seek to sell pursuant to a pricing mechanism set forth in the Partnership Agreement and to provide us with a last look with respect to the sale of such assets, and in each case our decision whether to accept such offer will be subject to the approval of an independent investment committee of the board of directors of our general partner. At the time of this offering, our general partner has entered into commitment agreements to acquire the Identified Pipeline. The acquisition of the Identified Pipeline by our general partner is subject to confirmatory due diligence, internal credit committee approval and certain other closing conditions. The commitment agreements are for assets that are expected to represent approximately 249.6 MW of solar and wind power generation assets located in several U.S. states, the United Kingdom and Mexico. Our general partner has indicated its intent to sell us these assets in accordance with the Partnership Agreement.

        The following table provides summary information for each of the assets contemplated to be included in the Identified Pipeline as of September 9, 2014, all of which are solar assets.

Developer	Location	Capacity MW(1)	Number of Projects	Completion of Development/Expected Completion of Development
Developer #1	United States	127.1	21.0	Q1/2015—Q2/2016
Developer #2	United States	1.9	1.0	Q4/2014
Developer #3	United States	35.5	2.0	Q2/2015—Q3/2015
Developer #3	United Kingdom	19.0	2.0	Q2/2015
Developer #3	Mexico	30.0	1.0	Q3/2015
Developer #4	United States	14.5	2.0	Q2/2015
Developer #5	United States	4.2	1.0	Q1/2015
Developer #6	United States	5.8	Various Residential	Q2/2015
Developer #7	United States	11.6	Various Residential	Q3/2015

Total		249.6

(1)
Capacity represents the nameplate capacity, or maximum generating capacity, of an asset.

Industry Overview

        The electrical power generation and transmission industry is one of the largest sectors of the U.S. economy. According to the U.S. Energy Information Administration Annual Energy Outlook of 2014, the U.S. had a total operating energy capacity of approximately 1,031 gigawatts ("GW") (including combined heat and power) as of December 2013, which was comprised of a diverse mix of fuel types, including 189 GW of combined cycle capacity, 298 GW of coal-fired capacity, 152 GW of renewable capacity, 99 GW of nuclear capacity and 95 GW of oil and natural gas (steam) capacity. U.S. renewable capacity continues to grow, and according to an early estimate by the American Council on Renewable Energy, is estimated to currently exceed 190 GW. Renewable energy now provides a significant and increasing percentage of U.S. electricity generation capacity, accounting for nearly 40% of all new domestic power capacity installed in 2013.

        The increase in scale, efficiency and technological innovation has resulted in renewable energy becoming increasingly cost competitive with conventional energy sources, and costs continue to fall. This dynamic of growth and innovation has attracted investment capital to the renewable energy sector. According to Bloomberg New Energy Finance, new investment in the clean energy sector surpassed $254 billion in 2012-2013.

        U.S. federal, state and local governments and utilities have established various incentives to support the development of a cost competitive and self-sustaining renewable energy industry. These incentives include accelerated tax depreciation, production tax credits ("PTCs"), investment tax credits ("ITCs"), renewable energy credits ("RECs"), solar renewable energy credits ("SRECs") and RPS programs.

        Due to the combination of government incentives and regulations and rapidly decreasing costs, there has been a significant increase in consumer preference for solar energy. The price of solar energy has decreased significantly and we believe it will continue to decline. On a global basis, from 2010 to 2020 the average total installation cost of solar photovoltaic ("PV") projects is expected to decline by more than 60%. In 2010, the average installation cost per watt of capacity was $4.01 and fell to $2.01 in 2013.

        The primary policy driver for wind installations in the U.S. has been the federal PTC which, unlike the ITC, is a production linked incentive. The PTC, originally enacted in 1992, provided an incentive of $0.015 per kilowatt-hour ("kWh") produced (now adjusted for inflation to $0.022) for the first ten years of a project's operation. The PTC incentive program has since lapsed but has been renewed various times since 1992, each time having a pronounced impact on wind installations.

        We believe, based on our experience, that the factors discussed above, including increasing demand, decreasing equipment costs and various government incentives, suggest the renewable energy sector will continue to grow at a rate faster than traditional fossil fuel and nuclear generation.

Our Business Strategy

        Our primary business objective is to pay a consistent and growing cash distribution to our common unitholders on a long-term basis by owning, managing, acquiring and investing in solar and wind power generation assets. We intend to execute this objective with the following business strategy:

        Focus on acquiring long-term contracted renewable energy assets.    We intend to focus on acquiring operating and in construction or soon to be in construction solar and wind power generation assets that are subject to long-term PPAs with creditworthy counterparties that utilize proven technologies, exhibit low operating costs and deliver relatively stable cash flows consistent with our Initial Portfolio.

        Focus on acquiring assets from experienced developers, with an emphasis on the middle market.    We believe middle market developers' inability to access a consistent source of capital will enable us to strategically source renewable energy assets because we are able to provide them with long-term capital solutions to allow them to execute on existing pipeline initiatives in their local markets. We have established relationships with a growing number of these middle market developers who develop high-quality, long-life assets with long-term contracts serving creditworthy counterparties, but whose growth has historically been constrained by the inability to consistently raise capital. We believe that our relationships with these middle market developers, as opposed to a captive relationship with a large developer, will enable us to source best-in-class assets for our pipeline, which will ultimately enable us to grow our distributions. We intend to grow and strengthen our relationships with these developers by providing the necessary capital to allow such developers to execute on their business initiatives in their respective local and regional markets. In addition, our goal is to enter into additional long-term agreements with these developers, as they view us as a strategic partner and source of capital, not a competitor.

        Leverage strategic relationships.    We intend to leverage relationships with providers of tax equity to obtain low cost financing and thereby lower our cost of capital. Investors in tax equity are allocated the tax benefits, including investment tax credits and depreciation, from U.S. solar and wind power generation assets and cash flows from each asset. Traditionally, this form of low cost financing provides in excess of one-third of the capital necessary to acquire such asset. Our ability to leverage relationships with tax equity investors to utilize this low cost of financing enables us to reduce our cost of capital on U.S. assets we intend to acquire.

        Focus on pursuing opportunities in other high-value geographic markets.    In addition to maintaining a core focus on the U.S. renewable energy market, we intend to expand and diversify our current portfolio into other countries with low political risk and well-established legal systems, including Japan, Mexico and the United Kingdom. For acquisitions in other high-value geographic markets, we will continue to focus on investing in and acquiring assets with attributes similar to those in our Initial Portfolio: high-quality, long-life assets that have commenced or are nearly ready to commence commercial operations and which are subject to long-term PPAs with creditworthy counterparties.

        Maintain sound financial practices and flexibility.    We will have no project-level debt financings on the renewable energy assets in our Initial Portfolio. We believe our stable cash flow profile, the long-term nature of our PPA contracts and our ability to raise equity and debt capital provide flexibility for optimizing our capital structure and distributions to our unitholders. We intend to maintain a commitment to disciplined financial analysis and a balanced capital structure while evaluating opportunities to finance current assets in our Initial Portfolio and future acquisitions, with the goal of increasing cash distributions to unitholders over the long-term.

Our Competitive Strengths

        We believe our solar and wind power generation assets will generate high-quality, stable cash flows derived from long-term contracted PPAs with creditworthy counterparties. Upon completion of this offering, we believe we will be well positioned to execute our business strategy successfully due to the following competitive strengths:

        Stable, high-quality cash flows.    Upon completion of this offering, the revenues generated by investments in our Initial Portfolio will be derived from assets that sell their power pursuant to long-term PPAs. These PPAs, in the aggregate, have a weighted average remaining term of 17.2 years based on nameplate capacity as of September 9, 2014. The counterparties under these PPAs have a management-derived weighted average credit rating of Baa3 based on nameplate capacity from S&P, Moody's and Fitch, as described in "Business—Our Initial Portfolio." Additionally, our Identified Pipeline includes assets that are expected to represent approximately 249.6 MW of solar and wind power generation assets located in several U.S. states, the United Kingdom and Mexico.

        Growing independent developer network in the renewable energy industry, unencumbered by legacy assets.    We have established strong and sustainable relationships with developers of renewable energy assets, which exposes us to a broad and diversified pool of primarily middle market solar and wind power generation assets for our Initial Portfolio and for future acquisitions. Since we are not owned or controlled by a large developer, we have the ability to select assets from a wide group of industry participants, which we believe will enable us to grow a portfolio of best-in-class assets through our disciplined investment process. By building and maintaining relationships with developers on an independent and non-integrated basis, we mitigate the potential risk of adverse selection inherent in a captive developer model.

        Access to low cost of capital.    We believe we have a competitive advantage in sourcing acquisition opportunities in the renewable energy space as a result of our structure and our general partner's relationship with tax equity investors, which provides our general partner with access to low cost financing in the form of tax equity. Specifically, our general partner can monetize tax benefits (in particular, ITCs) upon the acquisition of a U.S. asset rather than over the life of such asset. In addition, as a master limited partnership, our single layer of U.S. taxation allows us to raise permanent capital in the U.S. equity market at a lower cost of capital to acquire assets similar to those in our Initial Portfolio in Europe and Asia.

        High-quality, long-lived solar and wind power generation assets with low operating and capital requirements.    Our Initial Portfolio will consist of assets that were constructed and have commenced operations within the past four years. These assets are comprised of proven and reliable technologies provided by original equipment manufacturers ("OEMs"), including General Electric and Mitsubishi, in the case of the wind assets, and Yingli, Sunpower, Suntech and Hanwha, in the case of the solar assets. As a result, we expect to achieve high levels of operating performance with low maintenance-related capital expenditures that are not covered under our O&M Agreements.

Risk Factors

        An investment in our common units involves risks associated with our business, regulatory and legal matters, limited partnership structure and the tax characteristics of our common units. This is not a comprehensive list of risks to which we are subject, and you should carefully consider the risks described in "Risk Factors" and the other information in this prospectus before deciding whether to invest in our common units.

  •
  We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and sponsor units.

  •
  The assumptions underlying the forecast of cash available for distribution that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive uncertainties that could cause actual results to differ materially from those forecasted.

  •
  The historical and unaudited pro forma combined financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future and, therefore, may not be a reliable indicator of our future performance.

  •
  Initially, we will depend on the limited number of assets in our Initial Portfolio for almost all of our anticipated cash flows.

  •
  Our assets may not perform as we expect.

  •
  Counterparties to our PPAs and to the sale of RECs may not fulfill their obligations and, as these contracts expire, we may not be able to replace them with agreements on similar terms.

  •
  We operate in a highly competitive market for investment opportunities in renewable energy assets. Future growth of our portfolio depends on our general partner locating and acquiring additional solar and wind power generation assets at an attractive price.

  •
  We are highly dependent on our general partner, particularly for the provision of management and administration services to our operations and assets, and our ability to terminate the Management Services Agreement early will be limited.

  •
  Our U.S. federal income tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service (the "IRS") were to treat us as a corporation for U.S. federal income tax purposes, subject to U.S. corporate income tax, our cash available for distribution to our unitholders may be substantially reduced.

  •
  Our unitholders' share of our income is taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

  •
  Common unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

 Formation Transactions and Partnership Structure

General

        We were formed by Sol-Wind, LLC as a Delaware limited partnership in August 2014. Prior to the closing of this offering, our partnership will not own any solar or wind power generation assets, but our general partner will have the right to purchase interests in the entities that own the assets in our Initial Portfolio. Pursuant to the IPPA, our general partner has agreed to sell us all of its interests in the Initial Portfolio. At or prior to the closing of this offering, the following transactions will occur:

  •
  we will issue to our general partner all of our sponsor units and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of cash we distribute in excess of $            per unit per quarter;

  •
  our general partner will continue to hold a general partner interest in us that will entitle it to 2.0% of all distributions;

  •
  we will issue            common units to the public, representing        % of the limited partnership interests in us (or            common units representing        % of the limited partnership interests in us if the underwriters exercise their right to purchase the option units in full);

  •
  we will enter into (a) the IPPA with our general partner, pursuant to which we will acquire interests in the Initial Portfolio from our general partner and (b) a services agreement with our general partner (the "Management Services Agreement") that will govern the (i) management and administrative services to be provided by our general partner to us and the corresponding fees and expense reimbursements we will pay to our general partner for and in connection with those services and (ii) indemnification obligations between our general partner and us for liabilities and the operation of our assets;

  •
  we will use the net proceeds from this offering for the purposes set forth in "Use of Proceeds," including to pay for the acquisition of the interests in our Initial Portfolio from our general partner pursuant to the IPPA and to repay any project-level indebtedness at the assets in our Initial Portfolio; and

  •
  one of our subsidiaries will enter into a $             million revolving credit agreement (the "New Revolver").

        We refer to the foregoing transactions, including the acquisition of interests in our Initial Portfolio, as the "Formation Transactions."

Holding Company Structure

        We are a holding entity and will conduct our operations and business through subsidiaries to maximize operational flexibility, as is common with publicly traded limited partnerships. We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

  •
  access to the public equity and debt capital markets;

  •
  lower cost of capital for acquisitions; and

  •
  enhanced ability to use equity securities as consideration in future acquisitions.

Ownership of Sol-Wind Renewable Power, LP

        The following table illustrates our anticipated ownership based on total common units outstanding after giving effect to this offering and the Formation Transactions and assumes that the underwriters' right to purchase option units is not exercised.

Common units owned by Public	%
Common units owned by Directors and Employees	%
Sponsor units	%
General partner interest	2.0%

Total	100.0%

*
Less than 1%.

        Initially, our general partner will own all of our incentive distribution rights and all of our sponsor units.

Organizational Structure

        The following diagram illustrates our organizational structure immediately following the completion of this offering.

(1)
Upon completion of this offering we will not own any international assets. To the extent we acquire international assets in the future, they will be owned directly or indirectly by this entity.

Tax Equity

        U.S. federal, state and local governments and utilities have established various tax incentives to support the development of renewable energy. The incentives include ITCs, PTCs, accelerated tax depreciation and certain state tax credits (collectively, "Tax Benefits"). The ITC is a U.S. federal tax incentive that provides an income tax credit of 30% of eligible installed costs. The PTC is a U.S. federal tax incentive alternative that provides a U.S. federal income tax credit to the owners of wind power generation assets based on the amount of energy produced by an asset during the first ten years after it commences commercial operation. These tax credits directly offset U.S. tax liabilities, including alternative minimum tax.

        The availability of these Tax Benefits provides the developers and owners of and investors in renewable energy assets with the opportunity to raise capital through the sale of tax equity. "Tax equity" is a term that is used to describe an investment in exchange for a share of the tax attributes and cash flows from a renewable energy asset. Tax equity financing has become a driver of the expansion of the U.S. renewable energy market over the past decade. Traditionally, investors in tax equity have been large financial institutions and corporations that invest, in part, to offset their current tax liabilities.

        Our business and growth strategy currently depend on the availability of tax equity financing, and if tax equity financing were to become unavailable (including because of the expiration, elimination or reduction of the Tax Benefits driving tax equity financing structures) our business and growth strategy would be adversely affected. See "Risk Factors—Risks Related to Taxation—Our business currently depends on the availability of tax credits and other financial incentives. The expiration, elimination or reduction of these tax credits and incentives would adversely impact our business."

Our Management

        We are managed and operated by our general partner, Sol-Wind, LLC, through its board of directors and executive officers. Our general partner's members will have the right to appoint all of the members of the board of directors of our general partner and, unlike shareholders in a publicly traded corporation, our common unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. At the closing of this offering, we will not have any employees. Although all of the employees that conduct our business will be employed by our general partner, we sometimes refer to these individuals in this prospectus as our employees.

        Under the listing requirements of the NYSE, the board of directors of our general partner will be required to have an audit committee comprised of at least three directors that meet applicable independence standards of the NYSE, subject to certain grace periods. The board of directors of our general partner will initially be comprised of            directors, including             independent directors, at the completion of this offering.

        Following the closing of this offering, our general partner will be entitled to receive 2.0% of all of the distributions we make in respect of its general partner interest. Our general partner will also own all of our sponsor units and all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 50% (including in respect of its general partner interest), of the cash we distribute in excess of $            per unit per quarter, after the closing of this offering. Upon the closing of this offering, assuming we distribute the minimum quarterly distribution only, our general partner will be entitled to receive approximately        % of all cash distributed (assuming we grant            restricted common units to our general partner's directors and employees at the closing of this offering). See "Certain Relationships and Related Party Transactions."

        Prior to the closing of this offering, we will enter into a number of agreements with our general partner, including the Partnership Agreement, the IPPA and the Management Services Agreement.

Summary of Conflicts of Interest and Fiduciary Duties

General

        The officers and directors of our general partner have a contractual duty to manage our partnership in a manner they believe is in our best interests. Although the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owners, we believe their and our interests are aligned and any conflicts of interest that may arise in the future between us and our common unitholders, on the one hand, and us and our general partner, on the other hand would be resolved by the audit committee of the board of directors of our general partner (the "Audit Committee") under our Partnership Agreement. The resolution of these conflicts may not be in the best interest of us or our common unitholders.

Partnership Agreement Modifications to Fiduciary Duties

        Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our Partnership Agreement restricts the remedies available to our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. By purchasing a common unit, the purchaser agrees to be bound by the terms of our Partnership Agreement, and each common unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the Partnership Agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

        Our Partnership Agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any common unitholder. When acting in its individual capacity, our general partner may act without any fiduciary obligation to us or our common unitholders whatsoever.

        Any agreement between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to our common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor. In addition, in the performance of its obligations under the Partnership Agreement, our general partner and its subsidiaries will not be held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in the Partnership Agreement.

Our General Partner and its Affiliates May Engage in Competition with Us

        Our general partner and its affiliates may compete with us, subject to the requirements of the Partnership Agreement, and may own, manage, acquire and invest in other solar and wind power generation assets. However, to the extent our general partner seeks to sell such assets, it must first offer to sell such assets to us pursuant to a pricing mechanism set forth in the Partnership Agreement and provide us with a last look with respect to the sale of such assets, and in each case our decision whether to accept such offer will be subject to the approval of an independent investment committee of the board of directors of our general partner.

        Borrowings.    Borrowings by our affiliates do not constitute a breach of any duty owed by our general partner or its directors to our common unitholders, including borrowings that have the purpose or effect of (i) enabling our general partner or its affiliates to receive distributions on any limited partnership units held by them or our incentive distribution rights or (ii) hastening the expiration of the subordination period.

        Incentive distribution rights.    Our general partner, as the holder of our incentive distribution rights, has the right to reset, at a higher level, the minimum quarterly distribution and the cash target distribution levels upon which the incentive distributions payable to our general partner are based without the approval of our common unitholders at any time when there are no sponsor units outstanding and we have made cash distributions to the holders of our incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If our general partner were to reset these targets and levels and relinquish its right to incentive distribution payments based on the cash target distribution levels prior to the reset, our general partner would be entitled to receive a number of newly issued common units and maintain its 2.0% general partner interest based on a predetermined formula.

        For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties."

 Implications of Being an Emerging Growth Company

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

  •
  exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting;

  •
  reduced disclosure about executive compensation arrangements; and

  •
  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of this extended transition period for complying with new or revised accounting standards. This election is irrevocable.

        We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company as of the earliest to occur of: (i) the last day of the fiscal year during which we had $1.0 billion or more in annual gross revenues; (ii) the date of our issuance, in a three-year period, of more than $1.0 billion in non-convertible debt; or (iii) the date on which we are deemed to be a "large accelerated filer" as defined for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which will occur if the market value of our common units held by non-affiliates exceeds $700.0 million on the last business day of our second fiscal quarter. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide to unitholders may be different than information provided by other public companies.

Principal Executive Offices

        Our principal executive offices are located at 420 Lexington Avenue, Suite 2834, New York, New York 10170, and our telephone number is (212) 235-0421. Our website address will be            . We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the "SEC") available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

 The Offering

Common units offered to the public	common units.
common units, if the underwriters exercise in full their right to purchase the option units.
Limited partnership units outstanding after this offering

            common units (or            common units if the underwriters exercise their right to purchase the option units in full) and            sponsor units, for a total of            limited partnership units. Our general partner will also hold a 2.0% general partner interest in us. In addition, these limited partnership unit numbers exclude up to            restricted common units that we may grant to directors and employees of our general partner in connection with this offering and other common units reserved for issuance under our long-term incentive plan. See "Executive Compensation—Long-Term Incentive Plan."

Use of proceeds

We intend to use approximately $            million of the net proceeds from this offering for working capital and general partnership purposes and will use the remainder of the proceeds to pay the fees and expenses associated with our formation and this offering, to pay the consideration to our general partner for our acquisition of its interest in our Initial Portfolio pursuant to the IPPA and to repay any project-level indebtedness at the assets in our Initial Portfolio.

If the underwriters exercise their right to purchase option units in full, the additional net proceeds would be approximately $            million, after deducting underwriting discounts and estimated offering expenses. The net proceeds from any exercise of the underwriters' right to purchase option units will be retained by us for general partnership purposes, including future acquisitions. See "Use of Proceeds."

Cash distributions

We intend to pay a minimum quarterly distribution of $            per common unit ($            per common unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Before we pay any distributions on our common units, we will establish reserves and pay fees and expenses, including reimbursements to our general partner and its affiliates for all expenses they incur and payments they make on our behalf. These amounts will include reimbursements for administrative costs, such as compensation expense for those persons who provide services necessary to run our business, and insurance expenses. These costs will reduce the amount of cash available to pay distributions to our common unitholders. However, none of our Partnership Agreement, the IPPA or the Management Services Agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. We refer to the cash available after establishment of cash reserves and payment of fees and expenses as "cash available for distribution." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under "Cash Distribution Policy and Restrictions on Distributions."

For the first quarter that we are publicly traded, we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through            , based on the actual length of that period.

Our Partnership Agreement requires us to distribute all of our cash available for distribution each quarter in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $            plus any arrearages from prior quarters;

• second, 98.0% to the sponsor unitholders, pro rata, and 2.0% to our general partner, until each sponsor unit has received the minimum quarterly distribution of $ ; and
• third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each limited partnership unit has received a distribution of $ .

If cash distributions to our unitholders exceed $            per unit in any quarter, our general partner will receive, including on distributions on its 2.0% general partner interest, increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." See "Provisions of Our Partnership Agreement Relating to Cash Distributions."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions, " that we will have sufficient cash available for distribution to pay the minimum quarterly distribution on all of our common units and sponsor units for each quarter in the twelve-month period ending June 30, 2015. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate except as provided in our Partnership Agreement. There is no guarantee that we will distribute quarterly cash distributions to our common unitholders in any quarter.

We estimate that our pro forma cash available for distribution for the year ended December 31, 2013 and the six months ended June 30, 2014 would have been insufficient to pay the full minimum quarterly distribution on all of our common units and restricted common units for such period. See "Cash Distribution Policy and Restrictions on Distributions" and "Executive Compensation—Long-Term Incentive Plan."

Sponsor units

Our general partner will initially own all of our sponsor units. The principal difference between our common units and sponsor units is that in any quarter during the subordination period, holders of the sponsor units are not entitled to receive any quarterly distributions from available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Sponsor units will not accrue arrearages. However, our sponsor units will have a liquidation preference over our common units. See "Provisions of Our Partnership Agreement Relating to Cash Distribution—Distributions of Cash Upon Liquidation."

Subordination period and conversion of sponsor units

The subordination period applicable to the sponsor units will end on the earlier of (i) the fifth anniversary of this offering and (ii) the first business day after            on which we have earned and paid at least $            (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and sponsor unit and the general partner's 2.0% interest for each of three consecutive, non-overlapping four-quarter periods, provided that there are no arrearages on our common units at that time.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have earned and paid at least $            (150.0% of the minimum quarterly distribution on an annualized basis) on each outstanding common and sponsor unit and the general partner's 2.0% interest, for any four-quarter period ending on or after            , provided that there are no arrearages on our common units at that time.

The subordination period also will end with respect to a sponsor unitholder upon the removal of our general partner other than for cause if no sponsor units or common units held by our general partner or its affiliates are voted in favor of such removal.

When the subordination period ends, all sponsor units not previously converted will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. See "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period."

Our general partner's right to reset the minimum quarterly distribution

Our general partner, as the initial holder of all of our incentive distribution rights, has the right to reset, at a higher level, the minimum quarterly distribution based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution.

If our general partner (or another holder entitled to do so) elects to reset the minimum quarterly distribution, it will be entitled to receive newly issued common units. The number of common units to be issued to our general partner (or such holder) will equal the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters. See "Provisions of Our Partnership Agreement Relating to Cash Distributions—Our General Partner's Right to Reset the Incentive Distribution Level."

Issuance of additional limited partnership units

Our Partnership Agreement authorizes us to issue an unlimited number of additional limited partnership units without the approval of our common unitholders. See "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our common unitholders will have only limited voting rights on matters affecting our business. Our common unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding limited partnership units, including the limited partnership units held by our general partner and its affiliates, voting together as a single class. Upon completion of this offering, assuming no exercise by the underwriters of their right to purchase option units, our general partner will own all of our sponsor units, representing approximately        % of our outstanding limited partnership units. This will give our general partner the ability to prevent the removal of our general partner. See "The Partnership Agreement—Limited Voting Rights."

Limited call right

If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partnership interests of any class, our general partner has the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, but not the obligation, to purchase all, but not less than all, of the limited partnership interests of the class held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing prices per limited partnership interest of the class purchased for the 20 consecutive trading days immediately prior to the date three days before the date our general partner first mails notice of its election to purchase those limited partnership interests and (2) the highest price paid by our general partner or any of its affiliates for any limited partnership interests of the class purchased during the 90-day period preceding the date that the notice is mailed. See "The Partnership Agreement—Limited Call Right."

Material U.S. federal income tax consequences

For a discussion of the material U.S. federal income tax consequences that may be relevant to prospective common unitholders, see "Material U.S. Federal Income Tax Consequences." All statements of legal conclusions contained in "Material U.S. Federal Income Tax Consequences," unless otherwise noted, are the opinion of Milbank, Tweed, Hadley & McCloy LLP with respect to the matters discussed therein.

Directed unit program

At our request, the underwriters have reserved up to        % of the common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. For further information regarding our directed unit program, please read "Underwriting—Directed Unit Program."

NYSE listing	We intend to apply to list our common units on the NYSE under the symbol "SLWD."

 Summary Historical and Pro Forma Financial Information

Historical Financial Information of Sol-Wind Renewable Power, LP

        The following table presents the historical balance sheet of Sol-Wind Renewable Power, LP as of August 8, 2014. Sol-Wind Renewable Power, LP was formed on August 8, 2014. As a result, the only historical financial statement of Sol-Wind Renewable Power, LP that is required to have been prepared to date is an opening balance sheet. In connection with this offering, we will acquire interests in the assets in the Initial Portfolio and we present historical financial statements for these assets elsewhere in this prospectus. However, we do not present any of these assets as our accounting "predecessor" or "predecessors." After analyzing each of the acquisitions on a stand-alone and aggregate basis, we do not believe any one or combination of the assets should be considered our accounting predecessor because (i) we will not own any of the assets in the Initial Portfolio prior to the consummation of this offering, (ii) we do not currently control any of the assets in the Initial Portfolio and will not control any of these assets prior to the consummation of this offering, (iii) no employees at the assets will become employees of ours and (iv) no one or several assets in the Initial Portfolio is significantly larger than the other assets in the Initial Portfolio.

        The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements of the assets in our Initial Portfolio and our unaudited pro forma combined financial statements, each of which is included elsewhere in this prospectus. The following table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

As of August 8, 2014 (date of inception)
Assets:
Cash	$2,000

Total assets	$2,000

Liabilities and Partners Equity:
Total liabilities	$—
Partners equity:
General partner	2,000

Total partners equity	2,000

Total liabilities and partners equity	$2,000

Unaudited Pro Forma Combined Financial Information of Sol-Wind Renewable Power, LP

        The following table presents summary unaudited pro forma combined income statement information for the year ended December 31, 2013 and the six months ended June 30, 2014 and unaudited pro forma combined balance sheet information as of June 30, 2014. The unaudited pro forma combined financial information presented below gives effect to the Formation Transactions, this offering and the use of proceeds from this offering as if each had occurred on June 30, 2014, for the unaudited pro forma combined balance sheet information, and January 1, 2013, for the unaudited pro forma combined income statement information. This information has been derived from our unaudited pro forma combined financial statements and should be read together with the historical financial statements, each of which is included elsewhere in this prospectus.

	Sol-Wind Renewable Power, LP
Unaudited Pro Forma Combined Income Statement Information: (in thousands, except per unit data)	Pro Forma for the Year Ended December 31, 2013	Pro Forma for the Six Months Ended June 30, 2014
	(unaudited)
Revenues:
Sale of electricity	$4,556	$3,461
Incentives	9,416	2,779

Total revenue	13,972	6,240
Costs and expenses:
Operating expenses	9,386	5,677
Purchase of solar renewable energy certificates	610	289
General and administrative expenses	9,605	5,784

Total costs and expenses	19,601	11,749

Operating income (loss)	(5,628)	(5,510)
Other income (loss):
Interest income (expense)	—	—
Unrealized (loss) on solar renewable energy certificates forward contract	(35)	—
Share of equity method investment income (loss)	—	—
Other Income (expense)	12	—

Total other income (loss)	(22)	—

Net income (loss)	$(5,651)	$(5,510)

Pro Forma basic and diluted earnings per unit
Pro Forma weighted average units outstanding
Other Unaudited Financial Information: (in thousands)
Adjusted EBITDA(1)	$1,839	$(784)

Sol-Wind Renewable Power, LP
Unaudited Pro Forma Combined Balance Sheet Information: (in thousands)	Pro Forma as of June 30, 2014
(unaudited)
Cash
Property & equipment, net
Total assets
Total liabilities
Total equity

(1)
We define EBITDA as income before income taxes, plus net interest expense and depreciation and amortization expense. We define Adjusted EBITDA as EBITDA excluding long-term incentive and equity compensation expense. In this prospectus, the presentation of Adjusted EBITDA has been calculated on a pro forma basis in a manner consistent with our unaudited pro forma combined financial statements included elsewhere in this prospectus.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

  •
  our operating performance as compared to other publicly traded partnerships in the renewable energy industry, without regard to historical cost basis or financing methods;

  •
  the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

  •
  our ability to incur and service debt and fund capital expenditures; and

  •
  the viability of acquisitions and other capital expenditure assets and the returns on investment in various opportunities.

Adjusted EBITDA should not be considered as an alternative to net income, income before income taxes, cash flows from operating activities or any other measure of financial performance calculated in accordance with generally accepted accounting principles in the U.S. ("GAAP"). We believe that Adjusted EBITDA provides additional information for evaluating our ability to make distributions to our common unitholders and our financial performance without regard to our financing methods, capital structure and historical cost basis and is presented solely as a supplemental measure. By definition, non-GAAP measures do not give a full understanding of our business; therefore, to be truly valuable they must be considered together with our GAAP financial results. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. EBITDA and Adjusted EBITDA, as we define them, may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other corporations or partnerships in our industry, thereby diminishing such measure's utility. The following table presents a reconciliation of net income to Adjusted EBITDA:

	Pro Forma	Pro Forma
(in thousands)	For the Year Ended December 31, 2013	For the Six Months Ended June 30, 2014
	(unaudited)	(unaudited)
Net income (loss)	$(5,651)	$(5,510)
Add:
Depreciation, amortization and accretion	7,489	4,726
Interest expense	—	—
Equity compensation expense	—	—

Adjusted EBITDA	$1,839	$(784)

RISK FACTORS

        This offering and an investment in our common units involve a high degree of risk. Limited partnership interests are inherently different from shares of capital stock of a corporation, although many business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our common units. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our common units could decline and you could lose all or part of your investment in our common units.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common and sponsor units.

        In order to pay the minimum quarterly distribution of $            per unit, or $            per unit on an annualized basis, we will require cash available for distribution of approximately $             million per quarter, or $             million per year, based on the number of common and sponsor units and the 2.0% general partner interest outstanding immediately following completion of this offering. We may not have sufficient cash available for distribution from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our limited partnership units primarily depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, but not limited to:

  •
  the continued availability of solar and wind power generation assets for acquisition;

  •
  the weather in the locations of our assets;

  •
  the level of our operating costs;

  •
  the continued need for renewable energy;

  •
  prevailing global and regional economic and political conditions;

  •
  changes in local income tax rates;

  •
  our assets producing energy as projected;

  •
  the effect of governmental laws and regulations and available tax incentives on the conduct of our business; and

  •
  the ability of our subsidiaries to make distributions to us. See "—We are a holding company and our material assets after completion of this offering will be our investments in the project subsidiaries, and we are accordingly dependent upon distributions from the project subsidiaries to pay distributions, local taxes and other expenses."

        In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

  •
  the level and timing of capital expenditures we make, including for replacing solar and wind power generation assets and complying with laws and regulations;

  •
  continued payment by counterparties under PPAs to and continued availability and proper maintenance of our assets;

  •
  the level of costs related to litigation and regulatory compliance matters;

  •
  our subsidiaries' debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

  •
  fluctuations in our working capital needs;

  •
  our subsidiaries' ability to borrow funds and access the capital markets;

  •
  the number of outstanding limited partnership units; and

  •
  the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by the board of directors of our general partner, which cash reserves are not subject to any specified maximum dollar amount.

        The amount of cash we generate from our operations may differ materially from our profit or loss for a specified period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income. Furthermore, we cannot guarantee that we will have sufficient cash available for distribution to pay a specific level of cash distributions to our unitholders.

        For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying the forecast of cash available for distribution that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive uncertainties that could cause actual results to differ materially from those forecasted.

        The forecast of cash available for distribution set forth in "Cash Distribution Policy and Restrictions on Distributions" includes forecasted results and cash available for distribution for the twelve-month period ending June 30, 2015. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks, including risks that expansion assets do not result in an increase in gathered and transported volumes, and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common and sponsor units, in which event the market price of our common units may decline materially.

The historical and unaudited pro forma combined financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future and, therefore, may not be a reliable indicator of our future performance.

        The historical financial information for the assets in our Initial Portfolio included in this prospectus does not reflect our ongoing cost structure, management, financing costs or business operations. Instead, this financial information represents the historical results attributable to these assets as owned, managed and financed by the developers of the assets. Once we acquire our interests in these assets, we will begin to consolidate results. As a result, changes will occur in the cost, financing and management arrangements for these assets after we acquire them and our results of operations will differ, in some respects significantly, from the historical financial information of the assets in our Initial Portfolio included in this prospectus. These changes are likely to include the incurrence of stand-alone costs for services previously provided by the developers and the incurrence of legal, accounting, compliance and other costs associated with being a public company.

        In addition, the unaudited pro forma combined financial information included in this prospectus has been prepared assuming the Formation Transactions, this offering and the use of proceeds from this offering had occurred at the times specified under "Unaudited Pro Forma Combined Financial Information" and is based upon the historical financial information and other available information, estimates and assumptions that we believe are reasonable. However, the unaudited pro forma combined financial information is presented for illustrative and informational purposes only and is not intended to represent or indicate what our financial condition or results of operations would have been for the periods presented had those transactions occurred at the times specified, nor what they may be in the future. The unaudited pro forma combined financial information is based on various assumptions, which may be incorrect or incomplete.

        For these and other reasons specified in this prospectus, the historical and unaudited pro forma combined financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and, therefore, may not be a reliable indicator of our future financial performance.

Initially, we will depend on the limited number of assets in our Initial Portfolio for almost all of our anticipated cash flows.

        Initially, we will depend on the limited number of assets in our Initial Portfolio for almost all of our anticipated cash flows. Further, we expect our largest non-mobile asset, a wind asset, to account for approximately 9.41% of the net generation of our Initial Portfolio. We may not be able to successfully execute our acquisition strategy in order to further diversify and increase our sources of cash flow and reduce our portfolio concentration, which in turn would limit our ability to increase distributions to our unitholders. Consequently, the impairment or loss of any one or more of the assets in our Initial Portfolio could materially and disproportionately reduce our total power generation and cash flows and, as a result, have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our assets may not perform as we expect.

        The assets in our Initial Portfolio are relatively new. All of the assets in our Initial Portfolio commenced operations within the past four years. In addition, we expect that many of the assets that we may acquire, including assets in the Identified Pipeline, will either not have commenced operations, have recently commenced operations or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the performance of these assets, including the assumptions under "Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations," are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the assets and, in turn, our results of operations, financial condition, cash flows and, ultimately, our ability to make distributions to our unitholders. The ability of our assets to perform as we expect will also be subject to risks inherent in newly constructed renewable energy assets, including breakdowns and outages, latent defects, equipment which performs below our expectations, system failures and outages. The failure of some or all of our assets to perform according to our expectations could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions to our unitholders.

Counterparties to our PPAs may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

        All of the power generated by the assets in our Initial Portfolio is sold under long-term PPAs with public utilities, commercial, retail or municipal end-users, which, in the aggregate had a weighted average remaining term of 17.2 years based on nameplate capacity as of September 9, 2014. The counterparties to our PPAs have a management-derived weighted average credit rating of Baa3 based on nameplate capacity from S&P, Moody's and Fitch, as described under "Business—Our Initial Portfolio." As of September 9, 2014, the largest PPA counterparty was Northwestern Energy, representing 9.69% of our nameplate capacity.

        If, for any reason, any of the purchasers of power under the PPAs are unable or unwilling to fulfill their contractual obligations and make payments under the PPA or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, certain of our counterparties are governmental entities or bodies, and as a result, may be subject to legislative or other political action that may impair their contractual performance.

Some of the PPAs for the assets in our Initial Portfolio and PPAs that we may enter into in the future contain or may contain provisions that allow the counterparty to terminate or buy out a portion of the asset upon the occurrence of certain events. If these provisions are exercised and we are unable to enter into a PPA on similar terms, in the case of PPA termination, or find suitable replacement assets to invest in, in the case of a buyout, our cash available for distribution could materially decline.

        Some of the PPAs for the assets in our Initial Portfolio and PPAs that we may enter into in the future allow the counterparty to purchase all or a portion of the applicable asset from us. For example, pursuant to the PPAs for several of our U.S. solar assets, the counterparty has the option to either (i) purchase the applicable PV system, typically five to six years after the completion of development under such PPA, and for a purchase price equal to the greater of a value specified in the contact or the fair market value of the asset determined at the time of exercise of the purchase option or (ii) pay an early termination fee as specified in the contract, terminate the contact and require the project company owned by us to remove the applicable solar PV system from the site. If the counterparty of the asset exercises its right to purchase the asset, we would need to reinvest the proceeds from the sale in one or more assets with similar economic attributes to maintain our cash available for distribution. If we were unable to locate and acquire suitable replacement assets in a timely manner, it could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution.

        In addition, some of the PPAs for the assets in our Initial Portfolio and PPAs we may enter into in the future allow or may allow the counterparty to terminate the PPA in the event certain operating thresholds or performance measures are not achieved within specified time periods. In the event a PPA for one or more of our assets is terminated under such provisions, it could materially and adversely affect our results of operations and cash available for distribution until we are able to replace the PPA on similar terms. We cannot provide any assurance that PPAs containing such provisions will not be terminated or, in the event of termination, we will be able to enter into a replacement PPA. Furthermore, any replacement PPA may be on terms less favorable to us than the PPA that was terminated.

Most of our PPAs do not include inflation-based price increases.

        In general, the PPAs that have been entered into for the assets in our Initial Portfolio and the Identified Pipeline do not contain inflation-based price increase provisions. The United States and certain of the countries into which we may expand as part of the Identified Pipeline or other future acquisitions have, in the past, experienced high inflation. To the extent that countries in which we conduct our business experience high rates of inflation, thereby increasing our operating costs in those countries, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are subject to risks associated with the sale of RECs and SRECs, including the risk of fluctuations in market value, current geographic concentration of our eligible assets and counterparty risk.

        We expect that our assets located in New Jersey and Massachusetts will generate RECs and/or SRECs. SRECs are credits generated by solar power generation assets that may be sold to local utility companies to help them meet state RPS requirements. We expect that SRECs will make up a portion of our revenues. SREC pricing is determined by the market in each of the states where the solar energy systems are installed. Oversupply of SRECs in any state as a result of overbuilding of solar energy systems in that state may result in higher supply of SRECs than demand requires, which may negatively impact the price of SRECs or eliminate the market for SRECs altogether. In addition, no assurance can be given that a state will continue these programs as currently operated, or at all, which may significantly impact the revenues we earn from the sale of SRECs. These risks are exacerbated by the limited geographic diversification of our SREC-generating solar assets.

        The sale of RECs and SRECs will also subject us to the risk of the inability of our counterparties to perform with respect to these sales, whether due to financial distress, bankruptcy or other causes, which could subject us to substantial losses. If the counterparties to the RECs or SRECs are unable or unwilling to fulfill their contractual obligations and make payments for the RECs and/or SRECs, or if they otherwise terminate these contractual agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, these contracts are typically entered into for a period of three to five years and there is no assurance that we will be able to enter into similar contracts on similar terms when these contracts expire.

Future growth of our portfolio depends on our general partner locating and acquiring additional solar and wind power generation assets at an attractive price.

        Our business strategy is to expand our business primarily through the acquisition of assets that have commenced or are nearly ready to commence operations. To a very limited extent, we may acquire assets prior to the commencement of development. Accordingly, our ability to grow depends, in part, on our general partner's ability to identify and present us with suitable investment opportunities. The following factors, among others, could affect the availability of attractively priced assets to grow our business:

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  if our general partner does not enter into additional long-term agreements with developers who develop best-in-class assets and meet our investment guidelines;

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  competing bids for an asset, including from companies that may have substantially greater capital and other resources than we do. These companies may be able to pay more for an acquisition and may be able to identify, evaluate, bid for and purchase a greater number of assets than our resources permit;

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  if our general partner does not identify assets or identifies fewer assets than we expect that are of a comparable quality to those contemplated by growth initiatives in a timely manner or at all. If the assets have less desirable economic risk profiles than we believe suitable for our business plan and investment strategy or if the returns anticipated from an acquisition of assets are less than projected, we may not be able to achieve the anticipated growth in our distribution and the market value of our limited partnership units may decline;

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  our general partner's failure to acquire the assets in the Identified Pipeline; and

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  our inability to exercise our rights under the Partnership Agreement with respect to our general partner acquiring assets for us.

        In addition, in determining to acquire attractively priced solar and wind power generation assets, our general partner may be influenced by factors that could result in a misalignment or conflict of interest.

Our acquisition strategy exposes us to significant asset risks.

        There can be no assurance that any future acquisitions, including the Identified Pipeline, will perform as expected or that the returns will support the financing utilized to acquire or maintain such acquisitions. There is also a significant risk that during due diligence (for which we may not be indemnified post-closing) we may fail to identify material problems, that liabilities may exist that we do not discover prior to the consummation of an acquisition or that the assets acquired could lead to future liabilities and, in each case, we may not be entitled to sufficient, or any, recourse against the seller of such assets or the operators or contractual counterparties to an acquisition agreement. Should we become responsible for any preexisting liabilities related to an acquired asset, it could significantly increase our cost and consume cash that would be otherwise used for distributions. Accordingly, the consummation of an acquisition, the discovery of any material liabilities subsequent to an acquisition and the failure of a new acquisition to perform according to expectations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Pursuant to our cash distribution policy, we intend to distribute all of our cash available for distribution through regular quarterly distributions, and our ability to grow and make investments through cash on hand may be limited.

        As discussed in "Cash Distribution Policy and Restrictions on Distributions," our distribution policy is to distribute all of our cash available for distribution each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities, to fund our acquisitions and investment capital expenditures. We may be precluded from pursuing otherwise attractive investments if the projected short-term cash flow from the investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See "Cash Distribution Policy and Restrictions on Distributions—General—Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital."

        Unless otherwise restricted by contractual obligations, we intend to cause each of our subsidiaries to make regular quarterly cash distributions to us and to use the amount distributed to us, less reserves for the prudent conduct of our business, to pay regular quarterly distributions to holders of our limited partnership units. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional limited partnership units to fund acquisitions or capital expenditures, the payment of distributions on these additional limited partnership units may increase the risk that we will be unable to maintain or increase our per-unit distribution. There will be no limitations in our certificate of formation or in our Partnership Agreement on our ability to issue additional securities, including securities ranking senior to our common units. Furthermore, the incurrence of bank borrowings or other debt by our subsidiaries to finance our growth strategy will result in interest expense and the imposition of additional or more restrictive covenants that may limit our ability to make distributions unless certain conditions are met, which, in turn, may impact the cash distributions we receive to distribute to our common unitholders.

We operate in a highly competitive market for investment opportunities in renewable energy assets.

        The renewable energy industry is characterized by intense competition and our assets encounter competition from utilities, industrial companies and other independent power producers, in particular with respect to uncontracted output. In recent years, there has been increasing competition among generators for PPAs and this has contributed to a reduction in electricity prices in certain markets characterized by excess supply above designated reserve margins. In light of these market conditions, we may not be able to replace an expiring or terminated PPA with a PPA on equivalent terms and conditions, including at prices that permit operation of the related asset on a profitable basis. In addition, we believe many of our competitors have well-established relationships with our current and potential suppliers, lenders and customers and have extensive knowledge of our target markets. As a result, these competitors may be able to respond more quickly to evolving industry standards and changing customer requirements than we will be able to.

        In addition, adoption of technology more advanced than ours could reduce our competitors' power production costs, resulting in their having a lower cost structure than is achievable with the technologies we will employ and adversely affecting our ability to compete for PPA renewals. If we are unable to replace an expiring or terminated PPA, the affected asset may temporarily or permanently cease operations. Furthermore, we may invest in and use newly-developed, less-proven technologies in our development assets or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development asset.

We are subject to competition resulting from the retail price of utility-generated electricity and from advancements in technology related to alternative renewable energy sources.

        We believe that a customer's decision to buy energy from us is primarily driven by its desire to pay less for electricity. The customer's decision may also be affected by the cost of other clean energy sources. Decreases in the retail prices of electricity supplied by utilities or other clean energy sources could adversely impact our ability to offer competitive pricing and could harm our ability to sign new customers. The price of electricity from utilities could decrease for many reasons, including but not limited to:

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  the development of new clean energy technologies that provide less expensive energy;

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  a reduction in the price of natural gas, including as a result of new drilling techniques or a relaxation of associated regulatory standards;

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  a reduction in the cost of coal or oil as a result of new techniques or a relaxation of associated regulatory standards;

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  the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy facilities;

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  energy conservation technologies and initiatives to reduce electricity consumption;

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  a significant and prolonged decline in the U.S. and/or global economy; and

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  the construction of additional electric transmission and distribution lines.

        A reduction in utility retail electricity prices would make the purchase of solar or wind energy less economically attractive. In addition, a shift in the timing of peak rates for utility-supplied electricity to a time of day when solar or wind energy generation is less efficient would make solar and/or wind energy less competitive and reduce demand. If the retail price of energy available from utilities were to decrease, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

There is only a limited operating history upon which to assess our growth prospects.

        We are a newly organized company. Our general partner has only a limited operating history. Prior to the consummation of this offering, we will not own any operating assets. Therefore, our growth prospects must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. Our limited operating history will make it difficult for investors to assess our growth prospects, including our ability to acquire additional renewable energy assets on favorable terms or to enter into new PPAs and O&M Agreements for such assets on acceptable terms. We cannot assure you that we will be able to implement our business strategies, that any of our strategies will be achieved or that we will be able to operate profitably. Our limited historical operations place us at a competitive disadvantage that our competitors may exploit. We urge you to carefully consider the information included in this prospectus concerning us and our third-party service providers in making an investment decision.

We are a newly formed company and need to establish our business infrastructure and efficiently manage our growth.

        Our operational success will depend on successfully establishing the business infrastructure, policies, procedures and systems needed to support and grow our business, including hiring additional executive officers, employees or third-party service providers as needed. We may encounter difficulties and delays in establishing our business infrastructure, policies, procedures and systems and in integrating third-party service providers, which may affect our ability to make cash distributions to our unitholders. In addition, if we are unable to manage rapid growth effectively, we may experience delays in executing our business strategy, which could adversely affect our business, financial condition, future growth, results of operations and cash flows.

We expect to be dependent on tax equity financing arrangements.

        Tax equity investors have invested in and provided a significant amount of the permanent capital needed for the U.S. assets in our Initial Portfolio and we expect to enter into similar arrangements for assets we acquire in the future, including the Identified Pipeline. In a typical tax equity financing, a tax equity investor makes a capital investment in a class of equity interests in an acquired subsidiary that owns the asset. However, the availability of tax equity financing depends on federal tax attributes that encourage renewable energy development. These attributes primarily include (i) PTCs, which are federal income tax credits related to the quantity of renewable energy produced and sold during a taxable year, or ITCs, which are federal income tax credits equal to 30% multiplied by the cost of eligible assets and (ii) accelerated depreciation of renewable energy assets as calculated under the current tax depreciation system, the modified accelerated cost recovery system of the U.S. Internal Revenue Code of 1986, as amended. No assurance can be given that the federal government will maintain these programs. For instance, under current applicable regulations, a solar asset that commenced commercial operations on or before December 31, 2016 will qualify for a 30% ITC while a solar asset that commences commercial operations after December 31, 2016 will only qualify for an ITC equal to 10% of eligible costs. Any additional changes to the tax benefits offered by the federal government could have a material effect on our ability to use tax equity financing for a portion of the acquisition price of U.S. renewable energy assets, which in turn could increase our cost of capital and affect our ability to make distributions.

        Further, there are a limited number of potential tax equity investors. Such investors have limited funds and renewable energy developers, operators and investors compete against one another and with others for tax equity financing for their capital. Our business strategy depends on the availability of tax equity financing to acquire additional assets to be able to meet our expected distribution rate. Therefore, our inability to enter into tax equity financing agreements with attractive pricing terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, as the renewable energy industry expands, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year.

        Our tax equity financing agreements also provide, and are expected to provide, our tax equity investors with a number of approval rights with respect to the applicable asset or assets, including the amount of indebtedness and sales of assets outside the ordinary course of business. As a result of these restrictions, the manner in which we conduct our business may be constrained.

Indemnification arrangements with our tax equity investors may require us to reimburse our tax equity investors for certain losses, including lost tax benefits.

        Agreements covering the tax equity investments in our assets include indemnification provisions under which we are required to reimburse our tax equity investors for certain losses. In the event that these agreements are breached as a result of our actions or certain other events, including but not limited to, changes in our business, corporate structure or tax regulations (for example, the discontinuation of solar asset operations prior to the five-year minimum operational length required for ITC eligibility), these agreements may require us to reimburse our tax equity investors for certain losses incurred as a result of the breach. In order to comply with these agreements, our ability to sell these assets will be limited. Further, payments under any such agreement could materially adversely affect our business, cash flows and ability to make distributions to our unitholders.

The generation of power from solar and wind renewable energy sources depends heavily on suitable meteorological conditions and the seasonality of our operations may affect our liquidity. If solar or wind conditions are unfavorable, our power generation, and therefore revenue from our solar and wind power generation assets, may be substantially below our expectations.

        The power produced and revenues generated by solar and wind power generation assets are highly dependent on suitable solar and wind conditions and associated weather conditions. Such conditions are beyond our control and difficult to predict. Furthermore, components of our system, including solar panels, inverters and wind turbines, can be damaged by severe weather, such as heavy snowstorms, hailstorms, blade icing, lightning strikes, extreme winds or tornadoes. Replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could reduce the output of our assets below projected generation, damage or impair the effectiveness of our assets or require shutdown of key equipment, restricting operation of our assets and our ability to achieve forecasted revenues and cash flows.

        The amount of power our solar assets produce is dependent in part on the amount of sunlight, or insolation, where the assets are located. Because shorter daylight hours in winter months results in less insolation, the generation of particular assets will vary depending on the season. We expect the solar assets in our Initial Portfolio to generate the lowest amount of power during the first and fourth quarter of each year. As a result, we expect our revenue and cash available for distribution to be lower during the first and fourth quarters.

        The amount of power our wind assets produce depends in part on the speed, direction and seasonal variations of the wind in a particular location. If the wind resources at a wind asset are below the average level we expect, our rate of return for the asset would be below our expectations and we would be adversely affected. Projections of wind resources also rely upon assumptions about turbine placement, interference between turbines and the effects of vegetation, land use and terrain, which involve uncertainty and require us to exercise considerable judgment. Therefore, the power generated by our wind assets may not meet our anticipated production levels or the rated capacity of the turbines, which could adversely affect our business, financial condition and results of operations.

        We base our investment decisions with respect to each solar or wind power generation asset on the findings of related solar and wind studies conducted prior to construction, after completion of development, or based on historical conditions at existing assets. However, actual climatic conditions at an asset site, particularly insolation and wind conditions, may not conform to the findings of these studies and, therefore, our solar and wind power generation assets may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition, results of operations and cash flows.

Operation of renewable energy assets involves significant risks and hazards customary to the renewable energy industry that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards and we may become subject to higher insurance premiums.

        Renewable energy involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane, volcano and wind risks, other hazards affecting resource availability, such as fire, explosion, structural collapse and equipment failure are inherent risks in our operations. We are also exposed to environmental risks. These and other hazards can cause significant personal injury or loss of life, severe damage to, and destruction of, property and equipment and contamination of, or damage to, the environment, wildlife takes or fatalities and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

        We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured (which may include a significant judgment against any asset or asset operator) could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. We may also reduce or eliminate our coverage at any time. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates and we may elect to self-insure a portion of our portfolio. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will not own any of the land on which our solar and wind power generation assets are located, which could result in disruption to our operations.

        We will not own any of the land on which our solar and wind power generation assets are located and we are, therefore, subject to the possibility of less desirable terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. We also are subject to the possibility of a lessor not renewing the lease even though we are still able to earn revenue under the PPA. In these circumstances, we would earn less revenues and cash flows from the asset than originally anticipated.

        Although we have obtained rights to operate the assets in our Initial Portfolio pursuant to related lease arrangements and expect to do the same for any acquired assets in the future, including the Identified Pipeline, our rights to conduct those activities are subject to certain exceptions, including the term of the lease arrangement. In particular, our wind generation assets generally are and are likely to be located on land we occupy pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to our easements and leases. As a result, our rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. We perform title searches and obtain title insurance to protect ourselves against these risks. Such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our assets are located, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Furthermore, in certain circumstances we may be required to incur replacement costs. For instance, if we sub-lease space for our solar panels from an occupant that leases the property, the lease expires or includes early termination provisions, and the occupant opts not to, or is unable to, re-lease its property to us, or if the occupant is in breach of its lease, then we may incur replacement costs or costs for the removal of our solar panels.

        Our loss of rights to operate the assets in our Initial Portfolio, through our inability to renew right-of-way contracts or otherwise, may adversely affect our ability to operate our solar and wind power generation assets.

We will rely on electric interconnection and transmission facilities that we do not own or control and that may be subject to transmission constraints to connect our assets to customers. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver electric power to our customers and we may either incur additional costs or forego revenues.

        The assets in our Initial Portfolio depend on, and the Identified Pipeline will depend on, electric interconnection and transmission facilities owned and operated by others to deliver the power we will sell from our solar and wind power generation assets to our customers. A failure in the operation of these interconnection or transmission facilities or a significant increase in the cost of operating these assets could result in our losing revenues. Such failures or delays could limit the amount of power our assets deliver and, accordingly, affect our ability to perform under PPAs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We also cannot predict whether interconnection and transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. In addition, certain of our operating assets' generation of power may be curtailed without compensation due to transmission limitations or limitations on the electricity grid's ability to accommodate intermittent electricity generating sources, thereby reducing our revenues and impairing our ability to capitalize fully on a particular asset's generating potential. Such curtailments could affect our ability to perform under the PPAs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on transmission networks in certain of the markets in which we operate may occur and we may be deemed responsible for congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

We rely on third-party operators and asset managers to provide services required for the operation, maintenance and oversight of our assets, which exposes us to significant financial or performance risks.

        Upon completion of this offering, we will rely on third-party operators and asset managers to provide services required for the operation, maintenance and oversight of our assets pursuant to O&M Agreements and Asset Management Agreements. There can be no assurance that the operators and asset managers will perform their services as, when and where required pursuant to the applicable O&M Agreements and Asset Management Agreements. Furthermore, to the extent that the third-party operators and asset managers do not fulfill their obligations to manage operations of our assets or are not effective in doing so, we may not be able to enter into replacement agreements on favorable terms, or at all. If we are unable to enter into long-term replacement agreements to provide for operation , maintenance and oversight of our assets and other required services, we would seek to purchase the related services at market prices, exposing us to market price volatility. The failure of any third-party operator or asset manager to fulfill its contractual obligations to us could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Developers of solar and wind power generation assets depend on a limited number of suppliers of solar panels, inverters, modules, wind turbines and other system components. Any shortage, delay or component price change from these suppliers could result in construction or installation delays, which could affect the number of solar or wind power generation assets we are able to acquire in the future.

        Our solar and wind power generation assets are constructed with solar panels, inverters, modules, wind turbines and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages, price changes and the closing, financial distress or bankruptcy of key suppliers. As a result, there may be a limited supply of the spare parts required to make repairs to damaged assets in the future. For example, some of our assets include panels that were purchased from providers who are no longer in operation or are currently in bankruptcy, which may cause difficulty in sourcing replacement parts for those assets. If we or the third parties from whom we may acquire solar or wind power generation assets in the future fail to develop, maintain and expand relationships with these or other suppliers, or if they fail to identify suitable alternative suppliers in the event of a disruption with existing suppliers, the construction or installation of new solar or wind power generation assets may be delayed or abandoned, which would reduce the number of available assets that we may have the opportunity to acquire in the future.

        There have also been periods of industry-wide shortage of key components, including solar panels and wind turbines, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. In addition, the United States government has imposed tariffs on solar cells manufactured in China and Taiwan. There are currently anti-dumping tariffs on solar cells and modules imported from China and Taiwan. These may change in the future. If our third-party developers purchase solar panels containing cells manufactured in China or Taiwan, our purchase price for assets would reflect the tariff penalties mentioned above. Furthermore, there have been times when the demand for wind turbines and their related components has exceeded supply. Turbine suppliers have at times had difficulty meeting the demand, leading to significant supply backlogs, increased prices, higher up-front payments and deposits and delivery delays. These market conditions may prevail again and if they do, may result in prices that are higher than the costs we expect, less favorable payment terms or may result in insufficient available supplies to sustain our growth. A shortage of key commodity materials could also lead to a reduction in the number of assets that we may have the opportunity to acquire in the future, or delay or increase the costs of acquisitions.

Warranties provided by the suppliers of equipment for our assets may be limited by the ability of a supplier to satisfy its warranty obligations or by the expiration of applicable time or liability limits, which could reduce or void the warranty protections, or the warranties may be insufficient to compensate our losses.

        We expect to benefit from various warranties, including product quality and performance warranties, provided by the manufacturers and installers of our renewable energy assets. The manufacturers, however, may fail to fulfill their warranty obligations. Even if a manufacturer fulfills its obligations, the warranty may not be sufficient to compensate us for all of our losses. In addition, these warranties generally expire within two to 20 years after the date each equipment item is delivered or commissioned and are subject to liability limits. If we seek warranty protection and a manufacturer is unable or unwilling to perform its warranty obligations, whether as a result of its financial condition or otherwise, or if the term of the warranty has expired or a liability limit has been reached, there may be a reduction or loss of warranty protection for the affected assets, which could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

Negative public or community response to wind power generation assets in general or our assets specifically may adversely affect our ability to manage and acquire wind power generation assets.

        Negative public or community response to wind power generation assets in general or our wind power generation assets specifically may adversely affect our ability to manage and acquire our wind power generation assets. This type of negative response can lead to legal, public relations and other challenges that impede our ability to address the changing needs of our assets over time and generate revenues. Wind power generation assets have from time to time been the subject of administrative and legal challenges from groups opposed to such assets in general or concerned with potential environmental, health or aesthetic impacts, threats to birds and other wildlife, impacts on property values or the rewards of property ownership, or impacts on the natural beauty of public lands. There may be similar opposition to the wind power generation assets in our Initial Portfolio or to wind power generation assets we may invest in and acquire in the future. An increase in opposition to our requests for permits or successful challenges or appeals to already-issued permits could materially adversely affect our wind power generation assets. If we are unable to operate the production capacity that we expect from our development assets in our anticipated timeframes, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government regulations providing incentives for renewable energy generation could change at any time causing demand for new solar and wind energy capacity to decrease, and such changes may negatively affect our growth strategy.

        Due to our reliance on tax equity investors to help finance assets, our growth strategy significantly depends on government policies that support renewable energy generation and enhance the economic viability of owning renewable energy assets. Many states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy or reasonableness guidelines for pricing that increase valuation compared to conventional power (such as a projected value for carbon reduction or consideration of avoided integration costs), may change and some states with RPS targets have met, or in the near future will meet, their targets through the recent increase in renewable energy development activity. If RPS requirements are reduced or eliminated, it could lead to fewer future power contracts and lower prices for the sale of power in future power contracts and may negatively impact the price of the SRECs generated by our solar power generation assets in New Jersey, Massachusetts and California, which could have a material adverse effect on our future growth prospects.

        Forty-three states have a regulatory policy known as net energy metering, or net metering. Net metering typically allows owners of residential solar energy systems to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility's retail rate for power generated by their solar energy system in excess of electric load that is exported to the grid. At the end of the billing period, the owner pays for the net power used or receives a credit at the retail rate if more power is produced than consumed. Limits on net metering, interconnection of solar power systems and other operational policies in key markets could limit the number of solar energy systems installed there.

        If various federal, state and local government incentives are repealed or altered, it could significantly and adversely affect the attractiveness to tax equity investors of investments in renewable energy assets, which could significantly affect our growth strategy and thereby have a material adverse effect on our business, financial condition, results of operations and cash flows.

Assets that we may acquire in the future may need governmental approvals and permits, including environmental approvals and permits, for operation. Any failure to obtain necessary permits could adversely affect our growth strategy.

        The design, construction and operation of solar and wind power generation assets are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal and a subsequently-issued permit may not be consistent with the permit initially issued. We cannot predict whether all permits required for a given asset will be granted or whether the conditions associated with the permits will be achievable. The denial or loss of a permit essential to an asset or the imposition of impractical conditions upon renewal could impair our ability to construct and operate an asset. In addition, we cannot predict whether the permits would attract significant opposition or whether the permitting process would be lengthened due to legal claims or appeals. Delays in the review and permitting process for an asset could impair or delay our ability to acquire an asset or increase the asset's cost such that it would no longer be attractive to us.

Our business is subject to health and safety and environmental laws and regulations that impose extensive and increasingly stringent requirements on our operations, as well as potentially substantial liabilities arising out of environmental contamination or threats or harm to birds and other wildlife.

        Upon the completion of this offering, we will be subject to numerous and significant federal, state and local laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things, land use and zoning matters and protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment, and the protection of certain wildlife including birds and bats in each of the jurisdictions in which our assets operate. These laws and regulations require our assets to, among other things, obtain and maintain permits and approvals, undergo environmental impact assessments and review processes and implement environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and decommissioning of wind and solar assets.

        If our assets do not comply with applicable environmental laws, regulations or permit requirements, we may be required to pay severe penalties or fines or curtail or cease operations of the affected assets. Violations of environmental and other laws, regulations and permit requirements, including certain violations of laws protecting wetlands, migratory birds, bald and golden eagles and threatened or endangered species, may also result in criminal sanctions or injunctions.

        Our assets could experience incidents, malfunctions and other unplanned events that could result in personal injury and property damage. As such, the operation of our assets carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the assets being involved from time to time in administrative and judicial proceedings relating to such matters. In addition, certain environmental laws and regulations can impose joint and several liability without regard to fault on responsible parties, including past and present owners and operators of sites, related to cleaning up sites at which hazardous wastes or materials were disposed or released.

Our ability to effectively consummate future acquisitions will depend on our ability to arrange for the required or desired equity or debt financing for acquisitions.

        Our ability to effectively consummate future acquisitions will depend on our ability to arrange for the required or desired equity or debt financing for acquisitions. We may not have access to the capital markets on commercially reasonably terms when acquisition opportunities arise. An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, utilization of debt financing for all or a portion of the purchase price of an acquisition could significantly increase our interest expense, impose additional or more restrictive covenants and reduce cash available for distribution. Similarly, the issuance of additional equity securities as consideration for or to fund acquisitions could cause significant unitholder dilution and reduce our per-unit cash available for distribution if the acquisitions are not sufficiently accretive.

        Our ability to arrange financing and the costs of such capital, are dependent on numerous factors, including:

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  general economic and capital market conditions;

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  credit availability from banks and other financial institutions;

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  investor confidence in us, our partners, our general partner as our principal unitholder (on a combined-voting basis) and our manager, and the regional wholesale power markets;

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  our financial performance and the financial performance of our subsidiaries;

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  our level of indebtedness and compliance with covenants in debt agreements;

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  maintenance of acceptable project credit ratings or credit quality;

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  historical and projected cash flow; and

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  provisions of tax and securities laws that may impact raising capital.

        We may not be successful in obtaining additional capital for these or other reasons. Furthermore, we may be unable to refinance or replace debt on favorable terms, or at all, upon the expiration or termination thereof. Our failure, or the failure of any of our subsidiaries, to obtain additional capital or enter into new or replacement financing arrangements when due will adversely affect our growth potential, may constitute a default under such indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations and future acquisitions or pay distributions.

        Upon completion of this offering, we will have a $       million New Revolver with $       million outstanding and the ability to borrow an additional $             million under the New Revolver. In the future, we may increase our debt to fund our operations or future acquisitions. Our debt could have important negative consequences on our financial condition, including:

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  increasing our vulnerability to general economic and industry conditions;

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  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to pay distributions to our common unitholders or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

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  limiting our ability to enter into long-term PPAs, which require credit support;

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  limiting our ability to enter into power interconnection agreements, which typically require credit support for the construction of interconnection facilities and network upgrades to the transmission grid;

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  limiting our ability to fund operations or future acquisitions;

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  restricting our ability to make certain distributions with respect to our limited partnership units and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our financing agreements;

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  exposing us to the risk of increased interest rates because certain of our borrowings are at variable rates of interest;

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  limiting our ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

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  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

        The agreements governing the New Revolver contain and any future debt we or our subsidiaries incur will contain financial and other restrictive covenants that limit our subsidiaries' ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. These debt financing agreements will generally prohibit distributions from our subsidiaries to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular subsidiary to us, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, financial condition, results of operations and cash flows and on our ability to pay distributions to our common unitholders.

We may decide to expand our operations internationally, which may subject us to political and economic uncertainties.

        We may in the future decide to expand our operations internationally. For example, the Identified Pipeline currently includes assets in the United Kingdom and Mexico. As a result, our activities may in the future become increasingly subject, to political and economic uncertainties that may adversely affect our operating and financial performance. These uncertainties include, but are not limited to:

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  the risk of a change in renewable energy pricing policies, possibly with retroactive effect;

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  measures restricting the ability of our assets to access the grid to deliver electricity at certain times or at all;

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  the macroeconomic climate and levels of energy consumption in the countries where we have operations;

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  the comparative cost of other sources of energy;

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  changes in taxation policies and/or the regulatory environment in the countries in which we have operations, including reductions to renewable energy incentive programs;

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  the imposition of currency controls and fluctuations in currency exchange rates;

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  the inability to repatriate cash generated overseas;

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  high rates of inflation;

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  protectionist and other adverse public policies, including local content requirements, import/export tariffs, increased regulations or capital investment requirements;

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  changes to land use regulations and permitting requirements;

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  difficulty in timely identifying, attracting and retaining qualified technical and other personnel;

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  difficulty competing against competitors who may have greater financial resources and/or a more effective or established localized business presence;

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  difficulty in developing any necessary partnerships with local businesses on commercially acceptable terms; and

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  being subject to laws other than those of the United States, whose courts may be less favorable to us.

        These uncertainties, many of which are beyond our control, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may invest in joint ventures in which we have limited control over management decisions and our interests in such assets may be subject to transfer or other related restrictions.

        Upon completion of this offering, we will have controlling interests in all of the assets in our Initial Portfolio subject to the requirement that we obtain consent from the non-controlling member for material actions. However, in the future we may invest in joint ventures in which we share control or in which we are a minority investor. In these instances, our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our co-venturers, on the other hand, where our co-venturers' business interests are inconsistent with our interests and those of our unitholders. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

        The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire our general partner's interests in such co-ventures as an initial matter. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

We may be subject to litigation and other legal proceedings.

        We are subject to the risk of legal claims and proceedings and regulatory enforcement actions in the ordinary course of our business and otherwise. The results of legal and regulatory proceedings cannot be predicted with certainty. We cannot guarantee that the results of legal and regulatory proceedings will not materially harm our business, financial condition, results of operations or operations, nor can we guarantee that we will not incur losses in connection with legal or regulatory proceedings or actions that exceed any provisions we may have set aside in respect of such proceedings or actions or that exceed any available insurance coverage, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. See "Business—Legal Proceedings."

Risks that are beyond our control, including, but not limited to, acts of terrorism or related acts of war, natural disaster, hostile cyber intrusions or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        The assets in our Initial Portfolio or those that we otherwise acquire, including the Identified Pipeline, and the facilities of third-parties on which they rely, such as transmission facilities, may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could result in full or partial disruption of the asset's ability to generate, transmit, transport or distribute power. Terrorists have attacked renewable energy assets and related infrastructure in the past and may attack them in future.

        Third-party operators, suppliers and servicers of our assets place significant reliance on information technology and rely upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this, we or third-party operators of our assets may be subject to cyber security risks or other breaches of information technology security. A breach of our cyber/data security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems for a significant time period could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Any such terrorist acts, hostile cyber intrusions, environmental repercussions or disruptions or natural disasters could result in a significant decrease in revenues or significant reconstruction or remediation costs beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Relationship with Our General Partner

Common unitholders have very limited voting rights and, even if they are dissatisfied, they may not be able to remove our general partner without its consent.

        Unlike the holders of common stock in a corporation, our common unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, our common unitholders will not have "say-on-pay" advisory voting rights. Common unitholders did not elect our general partner or the board of directors of our general partner and generally will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner. Furthermore, if our common unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

        Our common unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 75% of all outstanding limited partnership units, including the limited partnership units held by our general partner and its affiliates, voting together as a single class, is required to remove our general partner. At closing, our general partner and its affiliates will own all of our sponsor units, representing        % of our total outstanding common units and sponsor units on an aggregate basis (or        % of our total outstanding common units and sponsor units on an aggregate basis if the underwriters exercise their right to purchase option units) and therefore will initially be able to block attempts to remove it as our general partner. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining sponsor units will automatically be converted into common units, and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their preference over the sponsor units in respect of quarterly distributions, which would otherwise have continued until we had met certain distribution and performance tests.

        Our general partner's level of ownership may also have the effect of delaying or preventing a change in control of our limited partnership or discouraging others from making tender offers for our limited partnership units, which could prevent unitholders from receiving a premium for their units. Our general partner may cause corporate actions to be taken even if its interests conflict with the interests of our other unitholders. See "Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Transactions with Related Persons."

        Our Partnership Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our common unitholders' ability to influence the manner or direction of management.

Our general partner's interest or the control of our general partner may be transferred to a third-party without the consent of us or of our common unitholders.

        Our arrangements with our general partner do not require our general partner to maintain any ownership level in us. Accordingly, our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of us or our common unitholders. Furthermore, there is no restriction in our Partnership Agreement on the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. If a new owner were to acquire ownership of our general partner and appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the ownership of the general partner would have on the trading price of our common units or on our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions with regard to us. As a result, our future would be uncertain and our business, financial condition, results of operations and cash flows may suffer.

We are highly dependent on our general partner, particularly for the provision of management and administration services to our operations and assets.

        We will not have any employees. We will depend on the management and administration services provided by or under the direction of our general partner pursuant to the Partnership Agreement and the Management Services Agreement. Our general partner's personnel and support staff that provide services to us under the Partnership Agreement and the Management Services Agreement will not be required to act exclusively for us and the Partnership Agreement and the Management Services Agreement will not require any specific individuals to be provided by our general partner. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Partnership Agreement will continue in perpetuity, until terminated in accordance with its terms.

        The Management Services Agreement will provide that our general partner may terminate the agreement upon 180 days prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for 60 days after written notice of the breach is given to us. Further, the Management Services Agreement will provide that we may terminate the agreement upon 180 days prior written notice to our general partner upon the occurrence of any of the following: (i) our general partner defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied after written notice thereof is given to our general partner (subject to certain cure periods); (ii) our general partner engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) our general partner is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; (iv) upon the happening of certain events relating to the bankruptcy or insolvency of our general partner; and (v) upon the date that our general partner experiences a change in control. Furthermore, if we request an amendment to the scope of services provided by our general partner under the Management Services Agreement and we are not able to agree with our general partner as to a change to the service fee resulting from a change in the scope of services, we will be able terminate the agreement upon prior notice to our general partner.

        We will not be able to terminate the agreement for any other reason, and the agreement continues in perpetuity until terminated in accordance with its terms. If our general partner's performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our common units could suffer.

        If we or our general partner terminates the Management Services Agreement or our general partner defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms or at all. The costs of substituting service providers may be substantial. In addition, in light of our general partner's familiarity with our assets, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as our general partner does under the Management Services Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.

Other than in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

        Under our Partnership Agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought approval of the Audit Committee, on such terms as it determines to be necessary or appropriate to conduct our business. Decisions that may be made by our general partner in accordance with our Partnership Agreement include:

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  making any expenditures, lending or borrowing money, assuming, guaranteeing or contracting for indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

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  purchasing, selling, acquiring or disposing of our securities, or issuing additional options, rights, warrants and appreciation rights relating to our securities;

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  acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging any or all of our assets;

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  negotiating, executing and performing any contracts, conveyances or other instruments;

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  making cash distributions;

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  selecting and dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

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  maintaining insurance for our or its benefit and the benefit of our respective partners;

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  forming, acquiring an interest in, contributing property to and making loans to any limited or general partnership, joint venture, corporation, limited liability company or other entity;

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  controlling any matters affecting our rights and obligations, including bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation, incurring legal expenses and settling claims and litigation;

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  indemnifying any person against liabilities and contingencies to the extent permitted by law;

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  making tax, regulatory and other filings or rendering periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

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  entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

        Our Partnership Agreement provides that our general partner must act in good faith when making decisions on our behalf, and our Partnership Agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. See "The Partnership Agreement."

Our general partner may have conflicts of interests with us and has limited fiduciary and contractual duties to us and our common unitholders, which may permit it to favor its own interests to your detriment.

        Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our common unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates, including its members, may favor their own interests over the interests of our common unitholders. These conflicts include, among others, the following situations:

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  neither our Partnership Agreement nor any other agreement requires our general partner or its affiliates to pursue a business strategy that favors us or utilizes our assets, and our general partner's officers and directors have a fiduciary duty to make decisions in the best interests of the members of our general partner, which may be contrary to our interests;

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  our Partnership Agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, votes or refrains from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our Partnership Agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

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  our general partner is allowed to take into account the interests of parties other than us, such as its other affiliates, including its members, in resolving conflicts of interest;

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  our Partnership Agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

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  except in limited circumstances, our general partner has the power and authority to conduct our business without common unitholder approval;

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  our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

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  our Partnership Agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

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  our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80.0% of our common units;

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  our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right;

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  our general partner intends to limit its liability regarding our contractual and other obligations;

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  our general partner controls the enforcement of the obligations that it and its affiliates owe to us;

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

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  our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the Audit Committee or our common unitholders. This election may result in lower distributions to our common unitholders in certain situations.

        Furthermore, our Partnership Agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our Partnership Agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

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  whether or not to sell us any renewable energy asset it may purchase from time to time;

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  whether to exercise its limited call right;

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  how to exercise its voting rights with respect to the limited partnership units it owns;

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  whether to elect to reset target distribution levels; and

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  whether or not to consent to any merger or consolidation of the partnership or amendment to the Partnership Agreement.

        By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the Partnership Agreement, including the provisions discussed above.

        Please read "Certain Relationships and Related Party Transactions," "Conflicts of Interest and Fiduciary Duties" and "The Partnership Agreement" for further details on conflicts of interest and relationships between our general partner and us.

Our Partnership Agreement restricts the remedies available to our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

        Our Partnership Agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our Partnership Agreement:

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  provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our Partnership Agreement, Delaware law, or any other law, rule or regulation, or at equity;

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  provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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  provides that our general partner will not be in breach of its obligations under our Partnership Agreement or its fiduciary duties to us or our unitholders if a transaction with an affiliate or the resolution of a conflict of interest is:

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  approved by a majority of the members of the Audit Committee, although our general partner is not obligated to seek such approval;

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  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

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  on terms no less favorable to us than those generally being provided to or available from unrelated third parties, as determined by the board of directors of our general partner; or

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  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us, as determined by the board of directors of our general partner.

        In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the Audit Committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in the third and fourth bullets above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. See "Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Transactions with Related Parties."

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm's-length negotiations and common unitholders will have no right to enforce the obligations of our general partner and its affiliates under agreements with us.

        Our Management Services Agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine in good faith the terms of any arrangement or transaction entered into after the completion of this offering. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm's-length basis, although, in some circumstances, our general partner may determine that the Audit Committee may make a determination on our behalf with respect to such arrangements.

        Our general partner and its affiliates will have no obligation to permit us to use any assets or services of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

        Further, any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to our common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

The departure of some or all of our general partner's employees, particularly executive officers or key employees, could prevent us from achieving our objectives.

        We will depend on the diligence, skill and business contacts of our general partner's professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with our general partner. The departure of a significant number of our general partner's professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our Management Services Agreement will not require our general partner to maintain the employment of any of its professionals or to cause any particular professional to provide services to us or on our behalf.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

        The attorneys, independent accountants and others who will perform services for us will be selected by our general partner or the Audit Committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or our common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Risks Related to this Offering and Ownership of Our Common Units

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

        Our cash distribution policy requires us to distribute all of our cash available for distribution each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

        In determining the amount of cash available for distribution, the board of directors of our general partner approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We are a holding company and our material assets after completion of this offering will be our investments in the project subsidiaries, and we are accordingly dependent upon distributions from the project subsidiaries to pay distributions, taxes and other expenses.

        We are a holding company with no material assets. Pursuant to the IPPA with our general partner, we will obtain ownership interests in each of the assets in our Initial Portfolio, each a holding company that will have no material assets other than its interest in specified solar or wind power generation assets. We intend to cause each project subsidiary to make distributions to us in an amount sufficient to cover all applicable taxes payable and distributions, if any, declared by us. However, funds may not be available, and even if funds were available, the applicable subsidiary may be restricted from making distributions under applicable law or pursuant to financing arrangements to which it may be subject, such as the New Revolver. To the extent that we need funds for a quarterly cash distribution to our common unitholders or otherwise, and any project subsidiary is restricted from making such distributions under applicable law or regulation as a result of financing arrangements or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition and limit our ability to pay distributions to our common unitholders.

We will incur costs as a result of being a publicly traded limited partnership.

        As a publicly traded limited partnership, we will be required to comply with the SEC's reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the SEC and the NYSE. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our general and administrative expenses will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent's fees, incremental director and officer liability insurance costs and officer and director compensation as a result of being a publicly traded company. These expenses may increase further after we are no longer an emerging growth company and are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Market interest rates may have an effect on the value of our common units.

        One of the factors that will influence the price of our common units will be the effective distribution yield of such common units (i.e., the yield as a percentage of the then market price of our common units) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common units to expect a higher distribution yield and our inability to increase our distribution as a result of an increase in borrowing costs, insufficient cash available for distribution or otherwise could result in selling pressure on, and a decrease in the market price of, our common units as investors seek alternative investments with higher yield.

If you purchase common units sold in this offering, you will experience immediate and substantial dilution of $            per common unit.

        The assumed initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover of this prospectus) exceeds the pro forma net tangible book value of $            per common unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $            per common unit. This dilution results primarily because the assets in our Initial Portfolio are recorded at their historical cost, and not their fair value, in accordance with the partnership's accounting policy decision under GAAP. See "Dilution."

Market volatility may affect the price of our common units and the value of your investment.

        Following the completion of this offering, the market price for our common units is likely to be volatile, in part because our common units have not been previously traded publicly. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase common units in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your common units above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our common units may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including general market and economic conditions, disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our general partner, our business and our assets; the level of indebtedness and/or adverse market reaction to any indebtedness our subsidiaries may incur in the future; our ability to raise capital on favorable terms, or at all; the availability of tax incentives for investors in renewable energy assets and the availability of tax equity investors; the termination of the Partnership Agreement or additions or departures of our general partner's key personnel; changes in market valuations of similar power generation companies; and speculation in the press or investment community regarding us or our general partner.

        Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading price of our common units.

We are a "controlled company" controlled by our general partner, whose interests in our business may be different from ours or from those of our common unitholders.

        We will apply to list our common units on the NYSE, and after consummation of this offering, we will be a publicly traded limited partnership. The board of directors of our general partner will manage our operations and we will not have a board of directors comprised of a majority of independent directors. As a result, we will be considered a "controlled company" for the purposes of the NYSE listing requirements. As a "controlled company," we are not required to follow, and we do not intend to follow, the NYSE listing requirements that would require (i) a majority of the members of our board of directors to be independent or (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors. The NYSE listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. As further described above in "—Risks Related to Our Relationship with Our General Partner," it is possible that the interests of our general partner may in some circumstances conflict with our interests and the interests of our common unitholders. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. See "Management."

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our common unitholders are dissatisfied, they will be unable to remove our general partner without our general partner's consent, unless our general partner's ownership interest in us is decreased, all of which could diminish the trading price of our common units.

        Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, including the following:

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  our common unitholders will be unable initially to remove our general partner without its consent because our general partner will own sufficient limited partnership units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 75% of all limited partnership units, including the limited partnership units held by our general partner and its affiliates, voting together as a single class, is required to remove our general partner. Following the closing of this offering, our general partner will own all of the sponsor units, representing        % of the aggregate common and sponsor units that will be outstanding following this offering;

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  if our general partner is removed without "cause" during the subordination period and sponsor units held by our general partner are not voted in favor of that removal, all remaining sponsor units will automatically convert into common units, any existing arrearages on the common units will be extinguished and our general partner will have the right to convert its general partner interest and the holders of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their preference over the sponsor units in respect of quarterly distributions, which would otherwise have continued until we met certain distribution and performance tests. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing common unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner. Therefore, the removal of our general partner because of our common unitholders' dissatisfaction with the general partner's decisions in this regard would most likely result in the termination of the subordination period;

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  our Partnership Agreement contains provisions limiting the ability of common unitholders to call meetings of unitholders and to acquire information about our operations as well as other provisions limiting our common unitholders' ability to influence the manner or direction of management;

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  unitholders do not have the ability to nominate or elect directors to the board of directors of our general partner; and

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  common unitholders' voting rights are further restricted by the Partnership Agreement provision providing that if any person or group beneficially owns more than 20% of any class of units then outstanding, any such units owned by that person or group may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes, unless required by law. Effectively, this means that the voting rights of any such unitholders will be redistributed pro rata among the other common unitholders holding less than 20% of the voting power of all classes of limited partnership units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors of our general partner or directly from our general partner or its affiliates will not be subject to this 20% limitation, except with respect to voting their common units in the election of the elected directors.

        The effect of these provisions may be to diminish the price at which the common units will trade.

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

        We may, without the approval of our unitholders, issue an unlimited number of limited partnership units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of limited partnership units or other equity securities of equal or senior rank will have the following effects:

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  our common unitholders' proportionate ownership interest in us will decrease;

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  the amount of cash available for distribution on each common unit may decrease;

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  because a lower percentage of total outstanding units will be sponsor units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

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  the relative voting strength of each previously outstanding common unit may be diminished; and

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  the market price of the common units may decline.

If we are liquidated prior to the end of the subordination period, gains from our liquidation will be allocated to give preference to our sponsor unitholders over our common unitholders.

        The subordination period applicable to the sponsor units will end on the earlier of (i) the fifth anniversary of this offering and (ii) the meeting of certain distribution-related criteria as set forth in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period." However, if our liquidation occurs before the end of the subordination period, the manner in which we allocate gains and losses upon liquidation will entitle our sponsor unitholders to preference over our common unitholders in respect of unrecovered initial unit price. For a description of the manner in which gains and losses are to be allocated upon liquidation, see "Provisions of Our Partnership Agreement Relating to Cash Distribution—Distributions of Cash Upon Liquidation."

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common units adversely, the unit price and trading volume of our common units could decline.

        The trading market for our common units will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common units adversely, or provide more favorable relative recommendations about our competitors, the price of our common units would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common units to decline.

The liability of unitholders may not be limited if a court finds that unitholder action constitutes control of our business.

        A general partner of a partnership generally has unlimited liability for the obligations of the partnership except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we will conduct business throughout the United States and in other jurisdictions. The limitations on the liability of holders of limited partnership interests for the obligations of a limited partnership have not been clearly established in some of the states or other jurisdictions in which we may conduct business. A unitholder could be liable for any and all of our obligations as if the unitholder were a general partner if a court or government agency were to determine that:

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  we were conducting business in a state or territory but had not complied with that particular state or territory's partnership statute; or

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  the unitholder's right to act with other unitholders to remove or replace our general partner, to approve some amendments to our Partnership Agreement or to take other actions under the Partnership Agreement constitutes "control" of our business.

        For a discussion of the implications of the limitations of liability on a unitholder, see "The Partnership Agreement—Limited Liability."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

        Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable both for the obligations of the transferor to make contributions to the partnership that were known to the transferee at the time of transfer and for those obligations that were unknown if the liabilities could have been determined from the Partnership Agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

While our Partnership Agreement requires us to distribute our cash available for distribution, our Partnership Agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

        While our Partnership Agreement requires us to distribute all of our cash available for distribution, our Partnership Agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our Partnership Agreement generally may not be amended during the subordination period without the approval of our public common unitholders except in limited circumstances where no unitholder approval is required. However, our Partnership Agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including any common units held by our general partner and its affiliates, voting together as a single class, after the subordination period has ended. Upon the completion of this offering, our general partner will own approximately        % of our voting power. See "The Partnership Agreement—Amendment of the Partnership Agreement."

We are an "emerging growth company" and may elect to comply with reduced public company reporting requirements, which could make our common units less attractive to investors.

        We are an "emerging growth company," as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and unitholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our common unitholders may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common units less attractive as a result of our reliance on these exemptions. If some investors find our common units less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common units and the price for our common units may be more volatile.

        Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or detect and prevent fraud.

        Upon completion of the offering, we will become a public company subject to the reporting obligations of the SEC and the NYSE. These obligations include, among others, preparing annual and interim reports of our business, results of operations and financial conditions, including financial statements in accordance with GAAP. Our reporting obligations as a public company and implementing necessary internal controls and risk management and policies will place substantial demands on our management and our operational and financial resources. We are a newly formed company with a limited number of personnel and other resources with which to address our internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. Our general partner is in the process of appropriately expanding human resources and other components of our business, including retaining third-party service providers and implementing and maintaining adequate management and financial controls to improve our internal controls in preparation of being a public company, which will likely require us to incur significant costs and devote substantial management time and efforts and other resources. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements.

        We also must implement and maintain our internal controls and risk management to manage our anticipated future growth, regulatory requirements applicable to our business and the growing demands of our business operations. In this regard, any system of controls, however well designed and operated, can only provide reasonable, and not absolute, assurance that the objectives of the system are met. As such, we may be subject to risks arising in relation to our internal controls and risk management, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that we will be able to successfully implement internal control mechanisms that will sufficiently respond to our expanded scope of operations. We also cannot assure you that our employees will not act in such a way that contravenes our internal control procedures. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our common units could decline.

We are not, and do not intend to become, regulated as an "investment company" under the Investment Company Act and if we were deemed an "investment company" under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

        The Investment Company Act of 1940, as amended (the "Investment Company Act") provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen which would potentially cause us to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and our general partner would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be materially and adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Partnership Agreement or us or a restructuring of us and certain other affiliates, any of which could adversely affect the value of our common units. In addition, if we were deemed to be an investment company under the Investment Company Act, we would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially and adversely affect the value of our common units.

Risks Related to Taxation

        In addition to the following risk factors, you should read "Material U.S. Federal Income Tax Consequences" for a more complete discussion of the expected material federal income tax considerations relating to us and the ownership and disposition of our common units.

Our U.S. federal income tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for U.S. federal income tax purposes, subject to U.S. corporate income tax, our cash available for distribution to our unitholders may be substantially reduced.

        The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

        Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. Although we do not believe based upon our current operations that we are or will be so treated, the IRS or a court could disagree or a change in our business or a change in current law could cause us to be treated as a corporation.

        If we were treated as a corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our net taxable income. As a result, cash available for distribution to our unitholders could be substantially reduced. Further, distributions generally would be subject to income tax as dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions or credits would flow through to you. Based on the foregoing, if we were treated as a corporation for U.S. federal income tax purposes, there could be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Legislation has been proposed that, if enacted, would subject us to U.S. federal income tax as a corporation on our net taxable income.

        Congress recently proposed legislation that, if enacted, would repeal, effective for taxable years beginning after December 31, 2016, the exception from taxation as a corporation currently available to certain publicly traded partnerships such as ours. If this legislation were enacted in the form proposed, we would be treated as a corporation for U.S. federal income tax purposes. As a result, commencing with our taxable year beginning January 1, 2017, we would become subject to U.S. corporate income tax on our net taxable income. Our liability for U.S. corporate income tax likely would materially increase our entity-level tax liability, and therefore reduce amounts otherwise available for us to distribute to common unitholders. In addition, an investment in a corporation has materially different U.S. federal income tax consequences for investors than an investment in a partnership. As of the date of this prospectus, it is not possible to predict if, whether or when this legislation might be enacted, in what form or with what effective date.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

        The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, judicial interpretations of the U.S. federal income tax laws may have a direct or indirect impact on our status as a partnership and, in some instances, a court's conclusions may heighten the risk of a challenge regarding our status as a partnership. Moreover, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing U.S. federal income tax laws that would affect the tax treatment of certain publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes or differing judicial interpretations of existing laws could be applied retroactively and could negatively impact the value of an investment in our common units.

        If we were treated as a corporation for U.S. federal income tax purposes, it is likely that we also would be treated as such for state income tax purposes, and as a result could be subject to state income tax. Further, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of state taxes by states may substantially reduce the cash available for distribution to our unitholders and, therefore, negatively impact the value of an investment in our common units.

        Our Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to additional amounts of entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

Our unitholders' share of our income is taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

        A unitholder is treated as a partner to whom we allocate taxable income, and such income allocation could differ from the cash distributed to such unitholder. A unitholder's allocable share of our taxable income will be taxable to it, which may require the payment of U.S. federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not, on a current basis or in the aggregate, receive cash distributions from us equal to their actual tax liability.

If the IRS contests the U.S. federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

        We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS's positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of our common units could be more or less than expected.

        If our common unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a common unitholder sells will, in effect, become taxable income to the common unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, a common unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. See "Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss" for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

        Investment in common units by U.S. tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. Based on the representations made by us and our general partner, it is the opinion of Milbank, Tweed, Hadley & McCloy LLP that no income of the partnership will be treated either as unrelated taxable income ("UBTI") or effectively connected income ("ECI"). However, no ruling from the IRS will be sought, and there is no assurance that the IRS will agree that income of the Partnership will not be UBTI or ECI. It is possible that U.S. tax-exempt entities may recognize and be taxed on UBTI and non-U.S. investors could be subject to U.S. federal income tax on a net basis and be required to file a U.S. federal income tax return. Further, we may make investments in real property or "real property holding corporations" for purposes of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Non-U.S. investors that own more than five percent (5%) of the value of our common units may be subject to withholding with respect to our investments in real property or real property holding corporations. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our limited partnership units each month based upon the ownership of our limited partnership units on the first day of each month, instead of on the basis of the date a particular limited partnership unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

        We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our limited partnership units each month based upon the ownership of our limited partnership units on the first day of each month, instead of on the basis of the date a particular limited partnership unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. See "Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees."

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

        We will be considered to have technically terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one year and could result in a deferral of depreciation deductions allowable in computing our taxable income. The closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for such tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby a publicly traded partnership that technically terminated may request publicly traded partnership technical termination relief which, if granted by the IRS, among other things would permit the partnership to provide only one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. See "Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

Our business currently depends on the availability of tax credits and other financial incentives. The expiration, elimination or reduction of these tax credits and incentives would adversely impact our business.

        U.S. federal, state and local government bodies provide incentives to owners and developers of renewable energy assets and to distributors of renewable energy to promote renewable energy sources in the form of tax credits and other financial incentives. We rely on these governmental tax credits and other tax benefits to attract certain third-party tax equity investors. These tax benefits are subject to change, and any such changes could result in a smaller tax equity market.

        A 30% ITC is currently available for solar power generation assets that are completed and placed in service prior to January 1, 2017 and wind power generation assets for which construction commenced before January 1, 2014. Certain wind power generation assets for which construction commenced before January 1, 2014 are also eligible for the 2.3 cent per kWh PTC in lieu of the ITC. Changes in existing law and interpretations by the IRS or the courts could reduce the willingness of tax equity investors to invest in renewable energy assets such as ours. We cannot assure you that this type of tax equity financing will be available to us. If, for any reason, we are unable to finance the purchase and/or development of our renewable energy assets through tax-advantaged structures or if we are unable to realize or monetize depreciation benefits, we may no longer be able acquire and operate assets on an economically viable basis. This would have a material adverse effect on our business, financial condition and results of operations.

Our ability to make distributions depends on our receiving sufficient cash distributions from our underlying operations, and we cannot assure our common unitholders that we will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities, in which case certain of our common unitholders may be required to pay income taxes on their share of our income even though they have not received sufficient cash distributions from us.

        Our holding and operating entities may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, our cash available for distribution is indirectly reduced by such taxes, and the post-tax return to our common unitholders is similarly reduced by such taxes. We intend for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to our common unitholders as a result of making such acquisitions.

        In general, a common unitholder that is subject to income tax in the United States must include in income its allocable share of our items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, our allocable share of those items of our general partner) for each of our years ending with or within such tax year of that common unitholder. See "Material U.S. Federal Income Tax Consequences." However, the cash distributed to a common unitholder may not be sufficient to pay the full amount of such common unitholder's tax liability in respect of its investment in us, because each common unitholder's tax liability depends on such common unitholder's particular tax situation. If we are unable to distribute cash in amounts that are sufficient to fund the tax liabilities of our common unitholders, each of our common unitholders will still be required to pay income taxes on its share of our taxable income.

The IRS may disallow deductions for amounts paid to related persons.

        To the extent that we enter into transactions or arrangements with parties with whom we do not deal at arm's length, including our general partner, pursuant to the applicable law relating to transfer pricing, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length and could impose penalties for failing to comply with applicable law relating to transfer pricing. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced.

        While our general partner believes the fees charged by or paid to non-arm's-length persons are consistent with applicable law relating to transfer pricing, no assurance can be given in this regard.

Our delivery of required tax information for a taxable year may be subject to delay, which could require a common unitholder who is a U.S. taxpayer to request an extension of the due date for such common unitholder's income tax return.

        We have agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine the allocable share of our income, gain, losses and deductions for our common unitholders) no later than 90 days after the close of each fiscal year. However, providing this U.S. tax information to unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. In an attempt to ensure that we distribute necessary tax information in a timely fashion, we intend to have a September 30 year end. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder's tax returns. See "Material U.S. Federal Income Tax Consequences—Administrative Matters—Information Returns and Audit Procedures."

We may hold or acquire certain investments through entities classified as PFICs or CFCs for U.S. federal income tax purposes.

        Certain of our investments may be in foreign corporations or may be acquired through a foreign subsidiary that would be classified as a corporation for U.S. federal income tax purposes. Such an entity may be a passive foreign investment company (a "PFIC") or a controlled foreign corporation (a "CFC") for U.S. federal income tax purposes. U.S. holders of common units considered to own a direct or indirect interest in a PFIC or a CFC may be subject to tax on their allocable share of the PFIC's or CFC's income without a corresponding distribution of earnings.

FORWARD-LOOKING STATEMENTS

        Statements included in this prospectus concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "could" and "expect" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our unitholders, and other written materials.

        The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

  •
  our ability to maintain and grow our initial quarterly distribution;

  •
  our ability to successfully identify, evaluate and consummate acquisitions;

  •
  the willingness and ability of counterparties to our PPAs to fulfill their obligations under such agreements;

  •
  our ability to enter into contracts to sell power on acceptable terms as our PPAs expire;

  •
  our ability to sell SRECs or RECs to creditworthy counterparties;

  •
  our ability to effectively compete for investment opportunities in renewable energy assets;

  •
  our ability to enter into tax equity financing arrangements;

  •
  hazards customary to the renewable energy industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to assets, unscheduled generation outages, maintenance or repairs, shortages, other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

  •
  government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and regulations;

  •
  our ability to operate our businesses efficiently, manage capital expenditures and costs tightly and generate earnings and cash flows from our asset-based businesses in relation to our debt and other obligations;

  •
  our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward; and

  •
  operating and financial restrictions placed on us and our subsidiaries that are contained in agreements of certain of our subsidiaries and project-level subsidiaries generally and in the New Revolver that one of our subsidiaries will enter into concurrently with the consummation of this offering.

        We caution that these and other forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this prospectus are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described in the "Risk Factors" section of this prospectus. As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

        We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

 USE OF PROCEEDS

        We expect to receive net proceeds of approximately $         million from the sale of          million common units offered by this prospectus, assuming an initial public offering price of $            per unit (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use approximately $             million of the net proceeds from this offering for working capital and general partnership purposes and will use the remainder of the proceeds to pay the fees and expenses associated with our formation and this offering, to pay the consideration to our general partner for our acquisition of its interests in the Initial Portfolio pursuant to the IPPA and to repay any project-level indebtedness at the assets in our Initial Portfolio. The purchase price for the interests in the Initial Portfolio to be sold to us under the IPPA will be $            million and our general partner has informed us that it will pay $            million for such interests (in each case, assuming an initial public offering price of $        per common unit (the midpoint of the price range set forth on the cover page of this prospectus)).

        If the underwriters exercise in full their right to purchase option units from us, we expect to receive additional net proceeds of approximately $             million, after deducting underwriting discounts and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' right to purchase option units for general partnership purposes, including future acquisitions.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discounts and offering expenses payable by us, to increase or decrease, respectively, by approximately $             million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $            per common unit, would increase net proceeds to us from this offering by approximately $             million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price to $            per common unit, would decrease the net proceeds to us from this offering by approximately $             million.

 CAPITALIZATION

        The following table shows our pro forma cash and cash equivalents and capitalization as of June 30, 2014 after giving effect to the pro forma adjustments described in our Unaudited Pro Forma Combined Financial Statements included elsewhere in this prospectus, including completion of the Formation Transactions, this offering and the application of the net proceeds from this offering.

        This table is derived from, and should be read together with, the historical financial statements and related notes and the unaudited pro forma combined financial statements and the accompanying notes, in each case included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—Formation Transactions and Partnership Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Pro Forma as of June 30, 2014
(in thousands)
Cash and cash equivalents(1)	$

Debt:
Short-term debt
Long-term debt
Partners' equity/net equity:
Parent net investment
Common units held by public(1)
Common units owned by Directors and Employees(2)
Sponsor units
General partner interest
Total parent net investment/net equity

Total capitalization	$

(1)
Assumes the underwriters do not exercise their right to purchase the option units. If the underwriters exercise this right in full, pro forma cash and cash equivalents would have been $            as of June 30, 2014.

(2)
In connection with this offering, we expect to issue our general partner's directors and employees an aggregate of            restricted common units.

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of June 30, 2014, after giving effect to the Formation Transactions, this offering at an initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the net proceeds from this offering, and assuming the underwriters' right to purchase option units is not exercised, our net tangible book value was $            , or $            per unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before the offering(1)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)		$

(1)
Gives effect to the Formation Transactions, this offering and the use of proceeds from this offering as of June 30, 2014, determined by dividing the pro forma net tangible book value of our assets and liabilities by the number of common units (            common units, assuming no exercise of the underwriters' right to purchase option units) to be issued to our affiliates.

(2)
Determined by dividing our pro forma net tangible book value, after giving effect to the Formation Transactions, this offering and the use of the net proceeds from this offering, by the total number of common units (            common units, including an aggregate            restricted common units that we will grant to our general partner's directors and employees at the closing of this offering and assuming no exercise of the underwriters' right to purchase option units) to be outstanding after the offering.

(3)
Each $1.00 increase or decrease in the assumed public offering price of $            per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $             million, or approximately $            per common unit, and dilution per common unit to investors in this offering would be approximately $            per common unit for a $1.00 increase and $            per common unit for a $1.00 decrease, after deducting the estimated underwriting discounts and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $            per common unit, would result in a pro forma net tangible book value of approximately $             million, or $            per common unit, and dilution per common unit to investors in this offering would be $            per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed public offering price to $            per common unit, would result in a pro forma net tangible book value of approximately $             million, or $            per common unit, and dilution per common unit to investors in this offering would be $            per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the Formation Transactions and this offering.

Total Consideration
Units
Average Price Paid Per Unit
	Number	Percent		Amount		Percent
(in thousands)
General partner and its affiliates			%	$			%	$
New investors			%	$			%	$
Restricted common units held by directors and employees		*	%		—	—			—

Total		100.0%		$		100.0%		$

*
Less than 1%.

(1)
Upon consummation of the Formation Transactions and this offering, our general partner and its affiliates will own all of our sponsor units and a 2.0% general partner interest in us.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

        You should read the following discussion of our cash distribution policy in conjunction with "—Assumptions and Considerations" below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

        For additional information regarding our historical and pro forma results of operations, you should refer to our historical and unaudited pro forma combined financial statements and related notes, in each case, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

        Our Partnership Agreement requires us to distribute all of our cash available for distribution quarterly. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution. Generally, our cash available for distribution is the sum of our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to our unitholders than would be the case were we subject to entity-level federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

        There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except as provided in our Partnership Agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

  •
  Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our common unitholders, and the establishment or increase of those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our Partnership Agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must believe that the determination is in our best interests. Our Partnership Agreement does not set a limit on the amount of cash reserves that our general partner may establish.

  •
  Although our Partnership Agreement requires us to distribute all of our cash available for distribution, our Partnership Agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our Partnership Agreement generally may not be amended during the subordination period without the approval of our public common unitholders except in limited circumstances where no unitholder approval is required. However, our Partnership Agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including any common units held by our general partner and its affiliates, voting together as a single class, after the subordination period has ended. At the closing of this offering, our general partner will own all of our sponsor

    units, representing approximately        % of our outstanding limited partnership units. See "The Partnership Agreement—Amendment of the Partnership Agreement."

  •
  Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our Partnership Agreement.

  •
  Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  We may lack sufficient cash to pay distributions to our common unitholders for a number of reasons, including as a result of increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our general partner will not receive a management fee or other compensation for its management of us. However, under our Partnership Agreement, we are obligated to reimburse our general partner and its affiliates for all expenses incurred on our behalf. Our Partnership Agreement provides that our general partner will determine the amount of these reimbursed expenses.

  •
  Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the New Revolver, future indebtedness, applicable state partnership and limited liability company laws and other laws and obligations.

  •
  If and to the extent our cash available for distribution declines, we may elect to reduce our quarterly cash distributions in order to service or repay debt or fund expansion or capital expenditures.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

        Because we will distribute almost all of our cash available for distribution to our unitholders, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings, the issuance of debt and equity securities and tax equity financing arrangements, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our cash available for distribution, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional limited partnership units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional limited partnership units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our Partnership Agreement, and we do not anticipate there being limitations in the New Revolver, on our ability to issue additional limited partnership units, including limited partnership units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the cash available for distribution that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

        Upon the consummation of this offering, we intend to declare a minimum quarterly distribution of $            per unit for each complete quarter, or $            per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each quarter, on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will not make distributions for the period that begins on            , 2014, and ends on the day prior to the closing of this offering. We will adjust the amount of our distribution for the period from the completion of this offering through            , 2015 based on the actual length of the period. The amount of cash available for distribution needed to pay the minimum quarterly distribution on all of our common and sponsor units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

Minimum Quarterly Distribution
	Number of Units	One Quarter	Annualized
(in millions)
Publicly held common units(1)		$	$
Restricted common units(2)		$	$
Sponsor units		$	$

Total		$	$

(1)
Assumes that the underwriters' right to purchase option units is not exercised. If exercised in full, the total amount of cash available needed to pay the minimum quarterly distribution on all of our common and sponsor units to be outstanding will be $            for one quarter and $            on an annualized basis.

(2)
We intend to issue an aggregate of            restricted common units that we will grant to our general partner's directors and employees at the closing of this offering.

        Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation in respect of its general partner interest. In the future, our general partner's initial 2.0% interest in these distributions may be reduced if we issue additional limited partnership units and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner will also hold sponsor units and the incentive distribution rights in us, which entitle the holder to increasing percentages, up to a maximum of 50% (including in respect of its general partner interest), of the cash we distribute in excess of $            per unit per quarter.

        During the subordination period, before we make any quarterly distributions to our sponsor unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. See "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period." We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter. During the subordination period, the sponsor units will not accrue arrearages.

        Although our common unitholders may pursue judicial action to enforce provisions of our Partnership Agreement, including those related to requirements to make cash distributions as described above, our Partnership Agreement provides that any determination made by our general partner in its capacity as our general partner in good faith will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our Partnership Agreement provides that, in order for a determination by our general partner to be made in good faith, our general partner must subjectively believe that the determination is in our best interests. See "Conflicts of Interest and Fiduciary Duties."

        Our cash distribution policy, as expressed in our Partnership Agreement, may not be modified or repealed without amending our Partnership Agreement. The actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our Partnership Agreement as described above.

        In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $            per unit for the twelve-month period ending June 30, 2015. In the following sections, we present two tables, consisting of:

  •
  "Unaudited Pro Forma Cash Available for Distribution," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2013 and the six months ended June 30, 2014; and

  •
  "Estimated Cash Available for Distribution," in which we demonstrate our ability to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve-month period ending June 30, 2015.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Six Months Ended June 30, 2014

        If we had completed the Formation Transactions, this offering and the related transactions on January 1, 2013, our unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the six months ended June 30, 2014 would have been approximately $2.15 million and $0.61 million, respectively. This amount would have been insufficient to pay the minimum quarterly distribution of $            per unit per quarter ($            per unit on an annualized basis) on all of our outstanding common units and sponsor units for such period.

        Our unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the six months ended June 30, 2014 includes $4.0 million, and $2.0 million, respectively, of estimated incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership. Incremental general and administrative expenses related to operating as a publicly traded partnership include expenses associated with annual and quarterly SEC reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley Act compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer liability insurance expenses and director compensation. These incremental general and administrative expenses are reflected in our unaudited pro forma combined financial statements included elsewhere in the prospectus.

        We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The following information has been prepared in a manner consistent with our unaudited pro forma combined financial information included elsewhere in this prospectus. Our unaudited pro forma financial information provided below does not purport to present what our results of operations would have been had the Formation Transactions, this offering and the related transactions been completed on January 1, 2013. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements and our unaudited pro forma combined financial statements included elsewhere in the prospectus have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distribution that we might have generated had we completed this offering on the dates indicated. The pro forma amounts are presented on a twelve-month basis and a six-month basis for the twelve months ended December 31, 2013 and the six months ended June 30, 2014, respectively, and there is no guarantee that we would have had cash available for distribution sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and sponsor units for each quarter within the twelve months ended December 31, 2013 or for the six months ended June 30, 2014.

        We use the term "cash available for distribution" to measure whether we have generated from our operations, or "earned," a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our Partnership Agreement contains the concept of "operating surplus" to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. See "Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus." Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term cash available for distribution to approximate operating surplus on an annual, rather than a cumulative, basis. As a result, cash available for distribution is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute.

 Unaudited Pro Forma Cash Available for Distribution

(in thousands except unit and per unit data)	Pro Forma For the Year Ended December 31, 2013	Pro Forma For the Six Months Ended June 30, 2014
	(unaudited)	(unaudited)
Revenues:
Sale of electricity	$4,556	$3,461
Incentives	9,416	2,779

Total revenue	13,972	6,240
Costs and expenses:
Operating expenses	9,386	5,677
Purchase of solar renewable energy certificates	610	289
General and administrative expenses(1)	9,605	5,784

Total costs and expenses	19,601	11,749

Operating income (loss)	(5,628)	(5,510)
Other income (loss):
Interest income (expense)	—	—
Unrealized (loss) on solar renewable energy certificates forward contract	(35)	—
Share of equity method investment income (loss)	—	—
Other income (expense)	12	—

Total other income (loss)	(22)	—

Net income (loss) attributable to Sol-Wind Renewable Power, LP	$(5,651)	$(5,510)

Add:
Depreciation, amortization and accretion	7,489	4,726
Interest expense	—	—
Stock compensation expense	—	—

Adjusted EBITDA(2)	$1,839	$(784)

Adjustments to reconcile net income to net cash provided by operating activities:
Net income (loss) attributable to Sol-Wind Renewable Power, LP	(5,651)	(5,510)
Depreciation, amortization and accretion	7,489	4,726
Other non-cash items(3)	314	1,391
Change in assets and liabilities(4)	66	(2,005)

Net cash provided by operating activities	$2,218	$(1,398)

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$2,218	$(1,398)

Change in assets and liabilities	(66)	2,005
Project level and other debt service payments	—
Other items	—

Estimated pro forma cash available for distribution	$2,153	$607

Distribution per unit (based on a minimum quarterly distribution rate of $ per unit)
Annual distributions to:
Public common unitholders
Restricted common units
Sponsor units held by Sol-Wind, LLC

(1)
Includes the incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership, including payments made to our general partner under our Management Services Agreement.

(2)
Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For the definition of Adjusted EBITDA and a complete discussion of its limitations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Adjusted EBITDA."

(3)
Reflects for the twelve months ended December 31, 2013 and the six months ended June 30, 2014, respectively, non-cash charges for provision of bad debt of $124 and $(17), reserve for unrealized loss on REC contracts of $35 and $(9), amortization of debt of $237 and $159 and fair value adjustment of interest rate swaps of $(82) and $1,258.

(4)
Reflects increase or decrease in cash resulting from changes in working capital and other asset and liability balances.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2015

        We forecast that our estimated cash available for distribution for the twelve-month period ending June 30, 2015 will be approximately $             million. This amount would exceed by $             million the amount needed to pay the total annualized minimum quarterly distribution of $            on all of our common, sponsor and general partner interests for the twelve-month period ending June 30, 2015.

        We are providing the forecast of estimated cash available for distribution to supplement the historical and pro forma financial statements included elsewhere in this prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our limited partnership units for the twelve-month period ending June 30, 2015. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution on all of our limited partnership units. During the forecast period, we expect that our general partner will not reserve amounts that impair our ability to pay our minimum quarterly distribution. See "—Assumptions and Considerations" for further information as to the assumptions we have made for the forecast.

        Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve-month period ending June 30, 2015. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in "Risk Factors." Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

Unaudited Prospective Financial Information

        We do not as a matter of course make public projections as to future sales, earnings or other results. However, we have prepared the following prospective financial information to present the estimated cash available for distribution to our common unitholders during the forecasted period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this forecast are cautioned not to place undue reliance on the prospective financial information.

        Neither our independent registered public accounting firms, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm's report included in this prospectus relates to historical financial information. It does not extend to prospective financial information and should not be read to do so.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding limited partnership units for each quarter through June 30, 2015 should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Estimated Cash Available for Distribution

(in thousands except unit and per unit data)	Twelve-Month Period Ending June 30, 2015
Revenues:
Sale of electricity	$
Incentives

Total revenue
Costs and expenses:
Operating expenses
Purchase of solar renewable energy certificates
General and administrative expenses(1)

Total costs and expenses

Operating income (loss)
Other income (loss):
Interest income (expense)
Unrealized (loss) on solar renewable energy certificates forward contract
Share of equity method investment income (loss)
Other income (expense)

Total other income (loss)

Net income (loss) attributable to Sol-Wind Renewable Power, LP	$

Add:
Depreciation, amortization and accretion
Interest expense
Stock compensation expense

Adjusted EBITDA(2)	$

Adjustments to reconcile net income to net cash provided by operating activities:
Net income (loss) attributable to Sol-Wind Renewable Power, LP
Depreciation, amortization and accretion
Other non-cash items
Change in assets and liabilities(3)

Net cash provided by operating activities	$

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$

Change in assets and liabilities
Project level and other debt service payments
Other items

Estimated pro forma cash available for distribution	$

Distribution per unit (based on a minimum quarterly distribution rate of $ per unit)
Annual distributions to:
Public common unitholders
Restricted common units
Sponsor units held by Sol-Wind, LLC

(1)
Includes the incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership, including payments made to our general partner under our Management Services Agreement.

(2)
Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For the definition of Adjusted EBITDA and a complete discussion of its limitations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Adjusted EBITDA."

(3)
Reflects increase or decrease in cash resulting from changes in working capital and other asset and liability balances.

Assumptions and Considerations

        We forecast that our cash available for distribution during the twelve-month period ending June 30, 2015, will be approximately $             million. This amount is $             million more than our unaudited pro forma cash available for distribution for the twelve months ended December 31, 2013. This increase is primarily due to the increase in cash available for distribution attributable to revenues from a majority of the assets in our Initial Portfolio (61.5 MW of 106.3 MW) reaching completion of development and beginning operations at various points after December 31, 2013. As a result, our cash available for distribution for the twelve-month period ending June 30, 2015 includes cash generated by these assets while the pro forma cash available for distribution for the twelve months ended December 31, 2013 does not. Our estimates do not assume any incremental revenue, expenses or other costs or benefits associated with potential future acquisitions.

        Set forth below are the material assumptions we have made to calculate our ability to generate cash available for distribution for the twelve-month period ending June 30, 2015. Our assumptions reflect our expectations during the forecast period. While the assumptions disclosed in this prospectus do not include all of the assumptions used to calculate our forecast, the assumptions presented are those that we believe are material to our forecast. While we believe we have a reasonable basis for our assumptions, our forecasted results may not be achieved. There will likely be differences between our forecast and our actual results and those differences may be material. If our forecast is not achieved, we may not be able to make cash distributions on our common units.

Our Assets

        Our forecast assumes that our assets will be our interests in the Initial Portfolio as set forth in the table below. Although making acquisitions is part of our strategy, and we may make acquisitions during the forecast period, the following projections refer only to assets in the Initial Portfolio.

Developer	Location	Number of Individual Assets		Capacity MW(1)	Counterparty	Weighted Average Counterparty Credit Rating(2)		Weighted Average Remaining Length of PPAs(3)
Solar
Greenleaf	California	21		17.9	State of California, Pacific Gas & Electric	A2		18.2
OCI	Texas	1		5.4	City of San Antonio	Aa1		24.5
Gestamp	Puerto Rico	1		5.6	The Puerto Rico Convention Center District Authority	Caa2	(4)	19.5
DC Solar	California	1	(5)	15.8	KMH Systems	B1	(6)(7)	9.9
SunRay Power	Massachusetts, New Jersey	78		42.2	Extra Space Storage, Siemens, City of Leicester (MA), City of Westborough (MA)	A2	(6)(8)	17.2
Foresight	California	1		1.9	Pacific Gas & Electric	Baa1		18.3
Wind
Foundation Windpower	California, Montana	5		17.4	Anheuser Busch, Northwestern Energy, City of Soledad (CA)	A1	(6)(9)	19.8

Total		108		106.3

(1)
Capacity represents the nameplate capacity, or maximum generating capacity, of an asset.

(2)
Based on ratings available from S&P, Moody's and Fitch. Ratings converted to standard Moody's format.

(3)
As of September 9, 2014. Weighted average is calculated based on nameplate capacity of the assets.

(4)
Credit rating is for the general obligation bonds of Puerto Rico. The convention center is owned by a government agency of Puerto Rico.

(5)
Upon completion of this offering, we expect this asset to consist of 619 mobile solar generation units consisting of truck-towable trailer-mounted solar PV panels, batteries and inverters. KMH Systems currently leases 300 mobile solar generation units.

(6)
For counterparties where a rating is not available, a non-investment grade rating of B1 is assumed; however, if a rating is not available and assets are at an office park or a mall where highly-rated companies are among the tenants, such as Macy's Inc. and EMC Corporation, a low investment grade rating is assumed.

(7)
Counterparty assumed to have a credit rating of B1.

(8)
Investment grade counterparties are parties to PPAs for approximately 35% of the generation capacity of the Initial Portfolio, the remainder of the counterparties are assumed to have a B1 credit rating.

(9)
Investment grade counterparties are parties to PPAs for approximately 80% of the generation capacity of the Initial Portfolio, the remainder of the counterparties are assumed to have a B1 credit rating.

Generation

        Our ability to generate cash available for distribution is primarily a function of the volume of energy produced by our assets, which is impacted by solar and wind resource levels and the ability of our assets to produce energy. All of the energy produced by our assets is committed for sale under long-term PPAs or similar contracts that, in each case, are subject to adjustment in certain situations under their terms.

        Our forecast for the twelve-month period ending June 30, 2015 is based on an assumption of the expected energy produced by our assets. Our solar analysis evaluates solar irradiance levels and prevailing direction, atmospheric conditions and seasonal variations for each asset. Our wind analysis evaluates wind speed and prevailing direction, atmospheric conditions, wake and seasonal variations for each asset. The result of our analyses is a probabilistic assessment of an asset's energy production, which we refer to as the "P50 production level." The P50 production level is the amount of annual energy production that a particular asset or group of assets will meet or exceed 50% of the time. For example, an annual P50 production level of 100 megawatt-hour ("MWh") means that we expect a particular asset or group of assets to produce at least 100 MWh per year in 50 out of every 100 years. Similarly, an annual P95 production level of 100 MWh means that we expect a particular asset or group of assets to produce at least 100 MWh per year in 95 out of 100 years.

        Based upon the P50 production level assumption described above, we estimate the volume of energy produced across the assets in our Initial Portfolio, on an aggregate basis during the twelve-month period ending June 30, 2015, to be approximately             MWh.

        Our cash available for distribution is primarily affected by the volume of energy produced and sold by our assets because revenue from energy sales is the most significant component of our net income and net cash provided by operating activities. Our consolidated expenses, including operating expenses, are generally smaller and have less variability than the revenue from energy sales. Accordingly, increases or decreases in energy sales typically result in a proportionately greater increase or decrease in our cash available for distribution. If the production level in the Initial Portfolio, taken as a whole during the forecast period, is materially below P50, we would not expect our cash generated from operations to be sufficient to pay the minimum quarterly distribution on the common units, which would require us to borrow under our working capital facility to pay the full distribution.

Total Revenue

        We estimate that we will generate total revenue of $             million for the twelve-month period ending June 30, 2015, as compared to $             million for the year ended December 31, 2013 on a pro forma basis. Our forecast is primarily attributable to the completion of development and beginning of operations of certain assets in the Initial Portfolio after December 31, 2013.

Operating Expenses

        We estimate that operating expenses will be approximately $             million for the twelve-month period ending June 30, 2015, as compared to approximately $             million for the year ended December 31, 2013 on a pro forma basis. This increase for the twelve-month period ending June 30, 2015 from the pro forma twelve-month period ended December 31, 2013 is primarily attributed to the completion of development and beginning of operations of certain assets in the Initial Portfolio after December 31, 2013.

General and Administrative Expenses

        We estimate that general and administrative expenses will be approximately $             million for the twelve-month period ending June 30, 2015, as compared to approximately $             million for the year ended December 31, 2013 on a pro forma basis. This increase for the twelve-month period ending June 30, 2015 from the pro forma twelve-month period ended December 31, 2013 is primarily attributed to the completion of development and beginning of operations of certain assets in the Initial Portfolio after December 31, 2013, resulting in additional depreciation, amortization and accretion expense. We estimate that depreciation and amortization expense will be approximately $             million for the twelve-month period ending June 30, 2015, as compared to approximately $             million for the year ended December 31, 2013 on a pro forma basis. Forecasted depreciation, amortization and accretion expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under GAAP. We have assumed that the average depreciable asset lives are 30 years for our solar assets and 25 years for our wind assets.

Capital Expenditures

        We define investment capital expenditures as costs incurred by our general partner for payments to third parties for acquired assets. We estimate these costs to be $             million for the twelve-month period ending June 30, 2015.

Financing

        We estimate that we will not have any interest expense for the twelve-month period ending June 30, 2015, based on the following assumptions:

  •
  the outstanding borrowings under existing credit facilities and debt that some of the assets in the Initial Portfolio are subject to will be paid in full concurrently with the consummation of this offering;

  •
  we will have no debt outstanding under the New Revolver upon closing of this offering;

  •
  we will not have any outstanding borrowings at any time during the forecast period and therefore will not accrue interest; and

  •
  we will maintain a cash balance for working capital and do not forecast any significant amount of interest income based on the current level of interest rates.

Regulatory, Industry and Economic Factors

        The forecast of our results of operations for the twelve-month period ending June 30, 2015 incorporates assumptions that (i) there will not be any new federal, state or local laws or regulations or any new interpretations of existing regulations that would materially impact our or our customers' operations, and (ii) there will not be any major adverse economic changes in the portions of the energy industry in which we operate, or in general economic conditions, that would be materially adverse to our business during the forecast period.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

        Set forth below is a summary of the significant provisions of our Partnership Agreement that relate to cash distributions.

Cash Available for Distribution

General

        Our Partnership Agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending         , we distribute almost all of our cash available for distribution to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through        .

Definition of Cash Available for Distribution

        Cash available for distribution, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

  •
  less, the amount of cash reserves established by our general partner at the date of determination of cash available for distribution for that quarter to:

  •
  provide for the proper conduct of our business (including reserves for our future capital expenditures);

  •
  comply with applicable law, any of our debt agreements, or any of our agreements; or

  •
  provide funds for future distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for common and sponsor units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter and the next four quarters);

  •
  plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of cash available for distribution for the quarter resulting from working capital borrowings made after the end of the quarter.

        The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of cash available for distribution for that quarter to pay distributions to unitholders. Under our Partnership Agreement, working capital borrowings are generally borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement, including the New Revolver, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings. The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Intent to Distribute the Minimum Quarterly Distribution

        We intend to distribute to unitholders on a quarterly basis at least the minimum quarterly distribution of $        per unit, or $        per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of fees and expenses, including reimbursements of expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our limited partnership units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our Partnership Agreement.

Operating Surplus and Capital Surplus

General

        All cash distributed to unitholders will be characterized as being paid from "operating surplus" or "capital surplus." Our Partnership Agreement requires that we distribute cash available for distribution from operating surplus differently than cash available for distribution from capital surplus.

Operating Surplus

        We define operating surplus as:

  •
  $         million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below under "—Capital Surplus"); plus

  •
  working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

  •
  cash distributions paid on equity issued to finance all or a portion of the acquisition, development or improvement of a capital improvement or replacement of a capital asset (such as equipment or facilities) in respect of the period beginning on the date that we enter into a binding obligation to commence the acquisition, development or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service and the date that it is abandoned or disposed of; plus

  •
  cash distributions paid on equity issued, other than equity issued in this offering, to pay interest on debt incurred, or to pay distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

  •
  all of our operating expenditures (as defined below) after the closing of this offering; less

  •
  the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

  •
  all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

  •
  any cash loss realized on disposition of an investment capital expenditure.

        As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute up to $         million of as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

        The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

        We define operating expenditures in the Partnership Agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and maintenance capital expenditures, provided that operating expenditures will not include:

  •
  repayment of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

  •
  payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

  •
  expansion capital expenditures;

  •
  actual capital expenditures;

  •
  investment capital expenditures;

  •
  payment of transaction expenses (including, but not limited to, taxes) relating to interim capital transactions;

  •
  non-pro rata purchases of any class of our limited partnership units made with the proceeds of an interim capital transaction; or

  •
  any other payments made in connection with this offering that are described in "Use of Proceeds."

Capital Surplus

        Capital surplus is defined in our Partnership Agreement as any distribution of cash available for distribution in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as "interim capital transactions"):

  •
  borrowings other than working capital borrowings;

  •
  sales of equity and debt securities; and

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

        Our Partnership Agreement requires that we treat all cash available for distribution distributed as coming from operating surplus until the sum of all such cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our Partnership Agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes up to $         million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

        Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets, for the acquisition of existing, or the development of new, capital assets or for any integrity management program) made to maintain our long-term operating income or operating capacity. We expect that a primary component of maintenance capital expenditures will include expenditures under the O&M Agreements for routine equipment and maintenance. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that it is abandoned or disposed of.

        Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus. Our maintenance capital expenditures will increase as we acquire additional assets.

        Our Partnership Agreement requires that an estimate of the average quarterly maintenance capital expenditures be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be determined by the board of directors of our general partner at least once a year, subject to approval by the Audit Committee. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures on a long-term basis, such as significant acquisitions. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures and other maintenance capital expenditures for the forecast period ending June 30, 2015, see "Cash Distribution Policy and Restrictions on Distributions."

        The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

  •
  it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

  •
  it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

  •
  it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner; and

  •
  it will reduce the likelihood that a large actual maintenance capital expenditure in a period will prevent our general partner's affiliates from being able to convert some or all of their sponsor units into common units since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

        Estimated maintenance capital expenditures reduce operating surplus, but expansion capital expenditures, investment capital expenditures and actual maintenance capital expenditures do not.

        Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long-term. Expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity (including tax equity) issued to finance the acquisition or development of an improvement to our capital assets and paid in respect of the period beginning on the date that we enter into a binding obligation to commence acquisition or development of the capital improvement and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition of equipment at an existing asset site.

        Capital expenditures that are made in part for expansion capital purposes and in part for other purposes will be allocated between expansion capital expenditures and expenditures for other purposes by our general partner (with the concurrence of the Audit Committee).

        Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes that are in excess of the maintenance of our existing operating capacity or operating income, but that are not expected to expand, for more than the short term, our operating capacity or operating income.

Subordination Period

General

        Our Partnership Agreement provides that, during the subordination period (as defined below), the common units will have the right to receive distributions of cash available for distribution from operating surplus each quarter in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of cash available for distribution from operating surplus may be made on the sponsor units. The sponsor units are subordinated in respect of quarterly distributions because for a period of time, referred to as the subordination period, the sponsor units will not be entitled to receive quarterly distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the sponsor units. However, the sponsor units will have a liquidation preference over the common units. The practical effect of the sponsor units is to increase the likelihood that during the subordination period there will be cash available for distribution to be distributed on the common units.

Subordination Period

        Except as described below, the subordination period will begin on the closing date of this offering and will extend until the earlier of (i) the fifth anniversary of this offering and (ii) the first business day of any quarter beginning after        , that each of the following tests are met:

  •
  distributions of cash available for distribution from operating surplus on each of the outstanding common and sponsor units equaled or exceeded $        (the annualized minimum quarterly distribution) and the corresponding distributions on our 2.0% general partner interest were made, in each case, for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded (i) the sum of $        (the annualized minimum quarterly distribution) on all of the outstanding common and sponsor units during those periods on a fully diluted weighted average basis and (ii) the corresponding distribution on our 2.0% general partner interest; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        For purposes of determining whether sufficient adjusted operating surplus has been generated under the above conversion test, the Audit Committee may adjust operating surplus upwards or downwards if it determines in good faith that the amount of estimated maintenance capital expenditures used in the determination of adjusted operating surplus was materially incorrect, based on the circumstances prevailing at the time of the original estimate, for any one or more of the preceding two four-quarter periods.

Early Termination of Subordination Period

        Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day of any quarter beginning after        that each of the following tests are met:

  •
  distributions of cash available for distribution from operating surplus on each of the outstanding common units and sponsor units equaled or exceeded $        (150.0% of the annualized minimum quarterly distribution) and the corresponding distributions on our 2.0% general partner interest were made, in each case, for the four-quarter period immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $        (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units and sponsor units during that period on a fully diluted weighted average basis and (ii) the distributions made on our 2.0% general partner interest and the incentive distribution rights; and

  •
  there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period

        When the subordination period ends, each outstanding sponsor unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of cash available for distribution and distributions on liquidation. Once the subordination period ends, it does not recommence under any circumstances. In addition, if our common unitholders remove our general partner other than for cause and no limited partnership units held by our general partner and its affiliates are voted in favor of such removal:

  •
  the subordination period will end and each sponsor unit will immediately and automatically convert into one common unit;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Definition of Adjusted Operating Surplus

        Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

  •
  operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption "—Operating Surplus and Capital Surplus—Operating Surplus" above); less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to the third bullet point above; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions from Operating Surplus during the Subordination Period

        We will make distributions from operating surplus for any quarter during the subordination period in the following manner:

  •
  first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  third, 98.0% to the sponsor unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding sponsor unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

        The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Distributions from Operating Surplus after the Subordination Period

        We will make distributions from operating surplus for any quarter after the subordination period in the following manner:

  •
  first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding limited partnership unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

        The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

        Our Partnership Agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner's 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional limited partnership units in the future (other than the issuance of common units upon exercise by the underwriters of their right to purchase option units, the issuance of common units upon conversion of outstanding sponsor units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our Partnership Agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of our assets.

        Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%), in addition to distributions in respect of its general partner interest, of quarterly distributions of cash available for distribution from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest subject to the restrictions in our Partnership Agreement.

        The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

        If for any quarter:

  •
  we have distributed cash available for distribution from operating surplus to the common and sponsor unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed cash available for distribution from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional cash available for distribution from operating surplus for that quarter among our limited partnership unitholders and our general partner in the following manner:

  •
  first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $        per unit for that quarter (the "first target distribution");

  •
  second, 85% to all unitholders, pro rata, and 15% to our general partner (including 2.0% in respect of its general partner interest), until each unitholder receives a total of $        per unit for that quarter (the "second target distribution");

  •
  third, 75% to all unitholders, pro rata, and 25% to our general partner (including 2.0% in respect of its general partner interest), until each unitholder receives a total of $        per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner (including 2.0% in respect of its general partner interest).

        The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Cash Available for Distribution from Operating Surplus

        The following table illustrates the percentage allocations of cash available for distribution from operating surplus between our limited partnership unitholders (including our general partner in respect of its sponsor units) and our general partner in respect of its incentive distribution rights and general partner interest based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and our limited partnership unitholders in any cash available for distribution from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for our limited partnership unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

			Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Per Unit Target Amount		Limited Partnership Unitholders	General Partner
Minimum Quarterly Distribution		$	98.0%	2.0%
First Target Distribution		up to $	98.0%	2.0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter		above $	50.0%	50.0%

Our General Partner's Right to Reset the Incentive Distribution Level

        Our general partner, as the initial holder of our incentive distribution rights, has the right under our Partnership Agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the Audit Committee, at any time when there are no sponsor units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

        In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner interests based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. Our general partner's general partner interest in us (currently 2.0%) will be maintained at the percentage immediately prior to the reset election.

        The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

        Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute almost all of our cash available for distribution from operating surplus for each quarter thereafter as follows:

  •
  first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

  •
  second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount equal to 125.0% of the reset minimum quarterly distribution for the quarter;

  •
  third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

  •
  thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

        The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

        The following table illustrates the percentage allocation of cash available for distribution from operating surplus between our limited partnership unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our Partnership Agreement in effect at the closing of this offering and (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution Per Common Unit Prior to Reset		Limited Partnership Unitholders	2.0% General Partner Interest	Incentive Distribution Rights	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$		98.0%	2.0%	—	$
First Target Distribution	up to $		98.0%	2.0%	—		(1)
Second Target Distribution	above $	up to $	85.0%	2.0%	13.0%		(2)
Third Target Distribution	above $	up to $	75.0%	2.0%	23.0%		(3)
Thereafter	above $		50.0%	2.0%	48.0%

(1)
This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)
This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)
This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

        The following table illustrates the total amount of cash available for distribution from operating surplus that would be distributed to our common unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed each quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be        common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit would be $        for the two quarters prior to the reset.

Cash Distributions to General Partner Prior to Reset
Cash Distributions to Common Unitholders Prior to Reset
	Quarterly Distribution Per Unit Prior to Reset			2.0% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$		$	$	$	$	$
First Target Distribution	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$	$	$

        The following table illustrates the total amount of cash available for distribution from operating surplus that would be distributed to our common unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be        common units outstanding, our general partner's 2.0% interest has been maintained and the average distribution to each common unit would be $        . The number of common units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above, or

$        , by (ii) the average cash available for distribution per common unit during each of the two quarters prior to the reset as shown in the table above, or $        .

Cash Distributions to General Partner After Reset
	Quarterly Distribution Per Common Unit After Reset		Cash Distributions to Common Unitholders After Reset	Common Units Issued In Connection With Reset	2.0% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$		$	$	$	$	$	$
First Target Distribution	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$	$	$	$

        Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our Partnership Agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

        We will make distributions of cash available for distribution from capital surplus, if any, in the following manner:

  •
  first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below under "—Effect of a Distribution from Capital Surplus";

  •
  second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit, an amount of cash available for distribution from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  thereafter, as if they were from operating surplus.

        The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Effect of a Distribution from Capital Surplus

        Our Partnership Agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the sponsor units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once we distribute capital surplus on a common unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to our unitholders, pro rata, and 50% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume that our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our limited partnership units into fewer limited partnership units or subdivide our limited partnership units into a greater number of limited partnership units, we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the number of common units into which a sponsor unit is convertible;

  •
  target distribution levels;

  •
  the unrecovered initial unit price; and

  •
  the arrearages in payment of the minimum quarterly distribution on common units.

        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each sponsor unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our Partnership Agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is cash available for distribution for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of cash available for distribution for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

        If we dissolve in accordance with our Partnership Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding sponsor units to a preference over the holders of outstanding common units upon our liquidation, to the extent required to permit sponsor unitholders to receive their unrecovered initial unit price but not in respect of the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the limited partnership unitholders to fully recover all of these amounts. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

        The manner of the adjustment for gain is set forth in our Partnership Agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

  •
  first, to our general partner and the unitholders who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs and (2) any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  third, 98.0% to the sponsor unitholders, pro rata, and 2.0% to our general partner, until the capital account for each sponsor unit is equal to the sum of: (1) the unrecovered initial unit price and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  fourth, to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price and (2) distributions made in respect of second above;

  •
  fifth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence, plus (2) the cumulative amount per unit of any distributions of cash available for distribution from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to our common unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

  •
  sixth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence, plus (2) the cumulative amount per unit of any distributions of cash available for distribution from operating surplus in excess of the first target distribution per unit that we distributed 85% to our common unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

  •
  seventh, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence, plus (2) the cumulative amount per unit of any distributions of cash available for distribution from operating surplus in excess of the second target distribution per unit that we distributed 75% to our common unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

        The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity interests.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and sponsor units will disappear, so that clause (2) of the second bullet point above and all of the fifth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

        If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and our common unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

  •
  first, 98.0% to the common unitholders in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  second, 98.0% to the holders of sponsor units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the sponsor unitholders have been reduced to zero;

  •
  thereafter, 100.0% to our general partner.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and sponsor units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

        Our Partnership Agreement requires that we make adjustments to capital accounts upon the issuance of additional limited partnership units. In this regard, our Partnership Agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to our unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional limited partnership units, our Partnership Agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional limited partnership units or upon our liquidation in a manner which results, to the extent possible, in the partners' capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional limited partnership units to our unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and sponsor units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional limited partnership units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders' capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following table presents the historical balance sheet of Sol-Wind Renewable Power, LP as of August 8, 2014. Sol-Wind Renewable Power, LP was formed on August 8, 2014. As a result, the only historical financial statement of Sol-Wind Renewable Power, LP that is required to have been prepared to date is an opening balance sheet. In addition, in connection with this offering we will acquire interests in the assets in the Initial Portfolio and present historical financial statements for these assets elsewhere in this prospectus. However, we do not present any one or combination of these assets as our accounting "predecessor" or "predecessors." After analyzing each of the acquisitions on a stand-alone and aggregate basis we do not believe any should be considered our accounting predecessor because (i) we will not own any of the assets in the Initial Portfolio prior to the consummation of this offering, (ii) we do not currently control any of the assets in the Initial Portfolio and will not control any of these assets prior to the consummation of this offering, (iii) no employees at the assets will become employees of ours and (iv) no one or several assets asset in the Initial Portfolio is significantly larger than the other assets in the Initial Portfolio.

        The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements of the assets in our Initial Portfolio and our unaudited pro forma combined financial statements, each of which is included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

As of August 8, 2014 (date of inception)
Assets:
Cash	$2,000

Total assets	$2,000

Liabilities and Partners Equity:
Total liabilities	$—
Partners equity:
General partner	2,000

Total partners equity	2,000

Total liabilities and partners equity	$2,000

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The unaudited pro forma combined statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 have been derived from the application of pro forma adjustments to the historical financial information included elsewhere in this prospectus and gives effect to the Formation Transactions, this offering and the estimated net proceeds from this offering as if they had occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of June 30, 2014 gives effect to the Formation Transactions, this offering and estimated net proceeds from this offering as if they had occurred on June 30, 2014.

        The Formation Transactions for which we have made pro forma adjustments are as follows:

  •
  the sale of                        of our common units in this offering for net proceeds of approximately $             million, after deducting underwriting discounts and offering expenses;

  •
  the issuance of                        restricted common units to be granted to our general partner's directors and officers in connection with this offering;

  •
  one of our subsidiaries having entered into the New Revolver, which will remain undrawn at the completion of this offering;

  •
  adjustments to reflect the acquisition of the Initial Portfolio from our general partner, including:

  •
  the acquisition of OCI Solar San Antonio 2 LLC ("OCI Alamo II"), which owns one solar power asset in Texas and commenced commercial operations in March 2014;

  •
  the acquisition of SunRay Venice, LLC ("SR Venice"), which owns one solar power asset in New Jersey and commenced commercial operations prior to January 1, 2013;

  •
  the acquisition of SR Acquisitions Solar LLC ("SR Acquisitions"), which owns seven solar power assets in New Jersey and commenced commercial operations prior to January 1, 2013;

  •
  the acquisition of SunRay Power OpCo I, LLC ("SunRay I"), which owns 13 solar power assets in New Jersey and commenced commercial operations prior to January 1, 2013;

  •
  the acquisition of SunRay Power OpCo II, LLC ("SunRay II"), which owns 45 solar power assets in New Jersey and Massachusetts and commenced commercial operations prior to January 1, 2013;

  •
  the acquisition of SAH Holdings LLC ("Leicester"), which owns two solar power assets in Massachusetts and is expected to commence commercial operations in October 2014;

  •
  the acquisition of Palmer Solar Holding LLC ("Palmer"), which owns three solar power assets in Massachusetts and commenced commercial operations in November 2013;

  •
  the acquisition of SunRay Joint Venture Solar LLC ("SR Joint Venture"), which owns seven solar power assets in New Jersey and commenced commercial operations prior to January 1, 2013;

  •
  the acquisition of PRCC Solar Holding LLC ("Gestamp" or "GASNA 18P"), which owns one solar power asset in Puerto Rico and commenced commercial operations in February 2014;

  •
  the acquisition of eight solar power assets in California, which we refer to collectively as "Greenleaf" and commenced operations prior to January 1, 2013. The combined financial statements of Greenleaf consist of the following entities: SunE GLT Ironwood Solar, LLC, SunE GLT Chuckwalla Solar, LLC, SunE GLT Patton Solar, LLC, NLHI Solar, LLC, GLT

      SLO Solar, LLC, GLT Comml Solar, LLC, GLT SCI Solar, LLC and GLT Cloverdale Solar, LLC;

    •
    the acquisition of Fairfield Wind Manager, LLC ("Fairfield"), which owns one wind power asset in Montana and commenced commercial operations in May 2014;

    •
    the acquisition of Foundation CA Fund VII Manager, LLC ("Fund VII"), which owns four wind power assets in California and commenced commercial operations in July 2014; and

    •
    the acquisition of Renewable Energy Project LLC ("Jamestown"), which owns one solar power asset in California and commenced commercial operations prior to January 1, 2013;

  •
  the payment of cash to our general partner under the IPPA and adjustments to record acquired assets and assumed liabilities at fair value;

  •
  adjustments to reflect depreciation and amortization of fair value adjustments for the assets in the Initial Portfolio, and debt retired; and

  •
  adjustments to reflect operating activity.

        The unaudited pro forma combined financial statements, or the "pro forma financial statements," combine our historical financial statements and the historical financial statements of the assets in the Initial Portfolio to illustrate the effect of the acquisition of the renewable energy assets in the Initial Portfolio. The pro forma financial statements were based on, and should be read in conjunction with:

  •
  the accompanying notes to the unaudited pro forma combined financial statements;

  •
  Management's Discussion and Analysis of Financial Condition and Results of Operations; and

  •
  the financial statements of renewable energy assets in the Initial Portfolio purchased from third parties for the year ended December 31, 2013 and for the six months ended June 30, 2014 and the notes relating thereto, included elsewhere in this prospectus.

        As described in the accompanying notes, the unaudited combined pro forma financial statements have been prepared using the acquisition method of accounting under GAAP. We have been treated as the acquirer in the acquisition of the Initial Portfolio for accounting purposes and no one or several of the assets is considered our predecessor. The purchase price will be allocated to the Initial Portfolio's assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition of the Initial Portfolio. The allocation is dependent on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a final definitive allocation. A final determination of the fair value of the Initial Portfolio's assets and liabilities, which cannot be made prior to the completion of the acquisition of the Initial Portfolio, will be based on the actual net tangible and intangible assets of the Initial Portfolio that existed as of the date of completion of the applicable acquisitions. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma combined financial information presented below. Adjustments to these preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma financial statements.

        The unaudited pro forma combined financial statements are presented for informational purposes only. The unaudited pro forma combined financial statements do not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

        The unaudited pro forma combined balance sheet and statement of operations should be read in conjunction with the sections entitled "Use of Proceeds," "Capitalization," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes thereto included elsewhere in this prospectus.

 Unaudited Pro Forma Combined Statement of Operations
for the Six Months Ended June 30, 2014

			Pro Forma Adjustments
	Historical Sol-Wind Renewable Power, LP					Sol-Wind Renewable Power, LP Pro Forma
Statement of Operations Data: (in thousands except share and per share data)		Combined Initial Portfolio(1)	Acquisition Adjustments		Offering Adjustments
Revenues:
Sale of electricity	$—	$3,461	—			$
Incentives	—	2,779	—

Total revenue	—	6,240	—
	—
Costs and expenses:	—
Operating expenses	—	4,774	903	(2)
Purchase of renewable energy certificates	—	289	—
General and administrative expenses	—	2,297	3,487	(3)

Total costs and expenses	—	7,359	4,390

Operating income (loss)	—	(1,120)	(4,390)
	—
Other income (loss):	—
Interest income (expense)	—	(1,166)	1,166(4)
Unrealized gain (loss) on swaps and forward contracts	—	(1,189)	1,189(5)
Share of equity method investment income (loss)	—	—	—
Other Income (expense)	—	6	(6	)(6)

Total other income (loss)	—	(2,350)	2,350

Net income (loss)	—	$(3,469)	$(2,040)			$

Pro Forma basic and diluted earnings per share
Pro Forma weighted average shares outstanding

 Notes to the Unaudited Pro Forma Combined Statement of Operations
for the Six Months Ended June 30, 2014

(1)
The following table represents the combined schedule of the Initial Portfolio's results reflected in the unaudited pro forma combined statement of operations for the six months ended June 30, 2014. See the introduction to the Unaudited Pro Forma Combined Financial Statements for a description of the assets and the dates they commenced commercial operations.

(in thousands)	OCI Alamo II	SR Venice	SR Joint Venture	SR Acquisitions	SunRay II	SunRay I	Leicester	Gestamp	Greenleaf	Palmer	Fairfield	Fund VII	Jamestown	Combined Initial Portfolio
Revenues:
Sale of electricity	$339	$48	$176	$56	$475	$195	$—	$425	$1,194	$141	$154	$—	$258	$3,461
Sale of renewable energy certificates	—	132	264	—	752	618	—	—	1,013	—	—	—	—	2,779

Total revenue	339	180	440	56	1,227	813	—	425	2,206	141	154	—	258	6,240
Costs and expenses:
Operating expenses	307	42	431	69	1,508	580	—	45	1,441	85	212	—	55	4,774
Purchase of renewable energy certificates	—	113	4	—	168	4	—	—	—	—	—	—	—	289
General and administrative expenses	—	26	165	47	947	327	96	396	45	148	—	—	99	2,297

Total costs and expenses	307	181	599	116	2,623	911	96	441	1,486	233	212	—	154	7,359

Operating income (loss)	32	(1)	(159)	(60)	(1,396)	(98)	(96)	(16)	721	(92)	(58)	—	103	(1,120)
Other income (loss):
Interest income (expense)	—	—	—	(117)	—	—	—	—	(583)	(159)	(129)	—	(179)	(1,166)
Unrealized gain (loss) on swaps and forward contracts	—	—	—	—	—	—	—	—	—	—	(1,189)	—	—	(1,189)
Share of equity method investment income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other income (expense)	—	—	—	—	—	—	—	—	6	—	—	—	—	6

Total other income (loss)	—	—	—	(117)	—	—	—	—	(577)	(159)	(1,319)	—	(179)	(2,350)

Net income (loss)	$32	$(1)	$(159)	$(176)	$(1,396)	$(98)	$(96)	$(16)	$144	$(250)	$(1,376)	—	$(75)	$(3,469)

(2)
Amortization of intangibles—The adjustment to operating expenses represents amortization of intangibles resulting from the acquisition of contract rights over the terms of such agreements. For purposes of this calculation, we have used an estimated purchase price for certain assets acquired in the Initial Portfolio, as more fully described in the Notes to the Unaudited Pro Forma Combined Financial Statements. The estimate of the amortization of the intangible is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed

(3)
Reimbursement of expenses under our Management Services Agreement and increased public company costs—The adjustment to general and administrative expenses represents an incremental $1.5 million of expenses to be reimbursed to our general partner under our Management Services Agreement and reflected in the statement of operations in our Initial Portfolio. Also included in the adjustment is an expected increase in public company costs of $4.0 million annually.

(4)
Interest expense—Represents the elimination of interest expense related to debt that will be retired concurrently with the acquisition of the Initial Portfolio with the proceeds from this offering.

(5)
Unrealized gain (loss) on swaps and forward contracts—Represents the settling of all such transactions as part of the acquisition of the Initial Portfolio.

(6)
Other income—Represents the elimination of all other income or expense.

 Unaudited Pro Forma Combined Statement of Operations
for the Twelve Months Ended December 31, 2013

			Pro Forma Adjustments
						Sol-Wind Renewable Power, LP Pro Forma
(in thousands except share and per share data)	Sol-Wind Renewable Power, LP	Combined Initial Portfolio(1)	Acquisition Adjustments		Offering Adjustments
Statement of Operations Data:
Revenues:
Sale of electricity	$—	$4,556	$—			$
Incentives	—	9,416	—

Total revenue	—	13,972	—
Costs and expenses:
Operating expenses	—	7,580	1,806	(2)
Purchase of solar renewable energy certificates	—	610	—
General and administrative expenses	—	3,478	6,126	(3)

Total costs and expenses	—	11,668	7,933

Operating income (loss)	—	2,305	(7,933)
Other income (loss):
Interest income (expense)	—	(1,491)	1,491	(4)
Unrealized (loss) on solar renewable energy certificates forward contract	—	(35)	—
Share of equity method investment income (loss)	—	78	(78	)(5)
Other income (expense)	—	12	—

Total other income (loss)	—	(1,436)	1,413

Net income (loss)	$—	$869	$(6,519)			$

Pro Forma basic and diluted earnings per share
Pro Forma weighted average shares outstanding

 Notes to the Unaudited Pro Forma Combined Statement of Operations
for the Twelve Months Ended December 31, 2013

(1)
The following table represents the combined schedule of the Initial Portfolio's results reflected in the unaudited pro forma combined statement of operations for the year ended December 31, 2013. See the introduction to the Unaudited Pro Forma Combined Financial Statements for a description of the assets and the dates they commenced commercial operations.

	OCI Alamo II	Sunray Venice	SR Joint Venture	SR Acquisitions	SunRay II	SunRay I	Leicester	Gestamp	Greenleaf	Palmer	Jamestown	Combined Initial Portfolio
Revenues:
Sale of electricity	$—	$99	$379	$120	$818	$433	$—	$—	$2,706	$—	$1	$4,556
Incentives	—	171	1,218	643	3,363	1,882	—	—	2,140	—	—	9,416

Total revenue	—	270	1,597	763	4,181	2,315	—	—	4,845	—	1	13,972
Costs and expenses:
Operating expenses	—	85	869	147	3,237	1,172	18	—	2,051	—	1	7,580
Purchase of solar renewable energy certificates	—	—	138	342	—	129	—	—	—	—	—	610
General and administrative expenses	—	82	355	106	1,907	641	—	—	360	28	—	3,478

Total costs and expenses	—	167	1,363	595	5,144	1,942	18	—	2,411	28	1	11,668

Operating income (loss)	—	103	234	169	(963)	373	(18)	—	2,435	(28)	—	2,305
Other income (loss):
Interest income (expense)	—	—	1	(271)	—	—	—	—	(1,221)	—	—	(1,491)
Unrealized (loss) on solar renewable energy certificates forward contract	—	—	—	—	(35)	—	—	—	—	—	—	(35)
Share of equity method investment income (loss)	—	—	78	—	—	—	—	—	—	—	—	78
Other income (expense)	—	—	—	—	—	—	—	—	12	—	—	12

Total other income (loss)	—	—	79	(271)	(35)	—	—	—	(1,209)	—	—	(1,436)

Net income (loss)	$—	$103	$313	$(102)	$(998)	$373	$(18)	$—	$1,226	$(28)	$—	$869

(2)
Amortization of intangibles—The adjustment to operating expenses represents amortization of intangibles resulting from the acquisition of contract rights over the terms of such agreements. For purposes of this calculation, we have used an estimated purchase price for certain assets acquired in the Initial Portfolio, as more fully described in the Notes to the Unaudited Pro Forma Combined Financial Statements. The estimate of the amortization of the intangible is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed

(3)
Reimbursement of expenses under our Management Services Agreement and increased public company costs—The adjustment to general and administrative expenses represents an incremental $2.1 million of expenses to be reimbursed to our general partner under our Management Services Agreement and reflected in the statement of operations in our Initial Portfolio. Also included in the adjustment is an expected increase in public company costs of $4.0 million.

(4)
Interest expense—Represents the elimination of interest expense related to debt to be retired concurrently with the acquisition of the Initial Portfolio with the proceeds from this offering.

(5)
Share of equity method investment income/(loss)—Represents the elimination of the equity method of accounting for Sunray Venice in SR Joint Venture as both assets will be under common ownership after the acquisition of the Initial Portfolio.

 Unaudited Pro Forma Combined Balance Sheet
as of June 30, 2014

			Pro Forma Adjustments
						Sol-Wind Renewable Power, LP Pro Forma
(in thousands)	Sol-Wind Renewable Power, LP	Combined Initial Portfolio(1)	Acquisition Adjustments		Offering Adjustments
Assets
Current assets:
Cash	$—	$1,697	$(1,697	)(2)
Restricted Cash	—	1,929	(1,929	)(2)
Accounts receivable	—	2,703	(2,535	)(2)
Due from affiliates	—	1,914	(1,914	)(3)
Prepaid expenses and other current assets	—	584	(584	)(2)

Total current assets	—	8,827	(8,659)
Property & Equipment, net	—	283,224
Intangibles Assets	—	—	41,783	(4)
Other assets	—	3,977	(2,929	)(2)

Total assets	—	296,028	30,196

Liabilities and members' equity
Current liabilities:
Accounts payable	—	3,032	(3,032	)(5)
Loan payable	—	1,171	(1,171	)(6)
Current maturities of long-term debt	—	19,218	(19,218	)(6)
Due to affiliates	—	3,624	(3,624	)(3)
Other current liabilities	—	2,884	(2,884	)(5)

Total current liabilities	—	29,929	(29,929)
Long-term debt, net of current maturities	—	35,197	(35,197	)(6)
Due to members/affiliates	—	480	(480	)(3)
Other Liabilities	—	3,534	(3,534	)(5)
Obligation to remove solar panel projects in service	—	2,387	—

Total liabilities	—	71,527	(69,140)

Redeemable noncontrolling interest	—	12,737	—

Noncontrolling interest	—	—	18,055	(7)
Members' equity	—	211,764	81,281	(7)

Total members' equity	—	211,764	99,336

Total liabilities and equity	—	296,028	30,196

 Notes to the Unaudited Pro Forma Combined Balance Sheet
as of June 30, 2014

(1)
The following table represents the combined schedule of the Initial Portfolio reflected in the unaudited pro forma combined balance sheet as of June 30, 2014. See the introduction to the Unaudited Pro Forma Combined Financial Statements for a description of the assets and the dates they commenced commercial operations.

(in thousands)	OCI Alamo II	SR Venice	SR Joint Venture	SR Acquisitions	SunRay II	SunRay I	Leicester	Gestamp	Greenleaf	Palmer	Fairfield	Fund VII	Jamestown	Combined Initial Portfolio
Assets
Current assets:
Cash	$94	$1	$30	$6	$777	$356	$—	$29	$316	$7	$71	$2	$10	$1,697
Restricted Cash	—	—	—	—	—	—	—	—	1,219	—	100	—	610	1,929
Accounts receivable	97	39	243	54	337	108	—	425	791	150	322	—	138	2,703
Due from affiliates	—	27	615	109	222	502	—	—	—	440	—	—	—	1,914
Prepaid expenses and other current assets	36	—	10	16	347	45	4	119	—	—	—	—	6	584

Total current assets	227	66	898	185	1,683	1,011	4	573	2,325	597	493	2	764	8,827
Solar & wind assets, net	14,978	1,921	13,596	3,783	64,319	23,679	17,480	23,993	61,892	13,742	26,803	11,406	5,633	283,224
Other assets	132	—	1,667	—	90	91	—	—	11	—	1,985	—	—	3,977

Total assets	15,337	1,987	16,161	3,967	66,092	24,781	17,484	24,565	64,228	14,339	29,282	11,408	6,397	296,028

Liabilities and members' equity
Current liabilities:
Accounts payable	677	19	103	51	—	—	—	792	1,262	—	86	—	43	3,032
Loan payable	—	—	—	—	—	—	100	—	—	1,071	—	—	—	1,171
Current maturities of long-term debt	—	—	—	913	—	—	—	—	13,790	583	475	3,456	—	19,218
Due to affiliates	—	36	112	190	—	26	244	2,747	—	269	—	—	—	3,624
Other current liabilities	—	—	37	25	298	99	460	—	200	574	1,190	—	—	2,884

Total current liabilities	677	55	252	1,179	298	125	804	3,539	15,252	2,497	1,751	3,456	43	29,929
Long-term debt, net of current maturities	—	—	—	1,497	—	—	6,360	—	7,919	3,780	13,241	—	2,401	35,197
Due to members/affiliates	—	—	480	—	—	—	—	—	—	—	—	—	—	480
Other liabilities	—	—	—	—	—	—	1,341	—	85	1,288	715	—	106	3,534
Obligation to remove solar and wind projects in service	511	10	60	18	469	81	—	494	367	39	—	203	134	2,387

Total liabilities	1,188	65	792	2,694	767	206	8,504	4,033	23,623	7,604	15,707	3,659	2,683	71,527

Redeemable noncontrolling interest	—	—	—	—	—	—	—	—	—	—	11,875	862	—	12,737

Noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Members' equity	14,149	1,921	15,368	1,274	65,325	24,575	8,980	20,533	40,605	6,735	1,700	6,886	3,713	211,764

Total members' equity	14,149	1,921	15,368	1,274	65,325	24,575	8,980	20,533	40,605	6,735	1,700	6,886	3,713	211,764

Total liabilities and equity	$15,337	$1,987	$16,161	$3,967	$66,092	$24,781	$17,484	$24,565	$64,228	$14,339	$29,282	$11,408	$6,397	$296,028

(2)
Assets not acquired from sellers—These entries represent the elimination of assets which will not be acquired from the sellers.

(3)
Due to/from affiliates/members are eliminated under both assets and liabilities—Represents intercompany balances that will not be acquired.

(4)
Intangible Assets—Represents the acquisition of PPAs, site leases and other agreements. For purposes of this calculation, we have used an estimated purchase price for assets acquired in the Initial Portfolio, as more fully described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

(5)
No liabilities assumed—For the Initial Portfolio, these entries represent the elimination of accounts payable and other liabilities, which will not be assumed during the transaction.

(6)
All debt and loans were retired—Represents the retirement of all loan and debt obligations as part of the acquisition of the Initial Portfolio.

(7)
Members Equity—Adjusted to represent the fair value of the acquisition of the Initial Portfolio, as discussed in note 4 above, and to reflect the value of the noncontrolling interest.

 Notes to Unaudited Pro Forma Combined Financial Statements

Note 1. Basis of Pro Forma Presentation

        The acquisition of the Initial Portfolio is reflected in the unaudited pro forma combined financial statements as being accounted for based on the accounting guidance for business combinations. Under the acquisition method of accounting, the total estimated purchase price is calculated at the time of the offering. For purposes of the calculation on intangibles as part of the acquisition of the Initial Portfolio, we have used an estimated purchase price and will provide a more definitive estimate using the midpoint of the price range on the cover page of this prospectus when available. Such price range will also be used to calculate offering related adjustments. In accordance with accounting guidance for business combinations, the assets acquired and the liabilities assumed have been measured at fair value. The fair value measurements utilize estimates based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein are likely to be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined after the acquisition is completed and the final amounts recorded for the acquisition may differ materially from the information presented in these unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the acquisition of the Initial Portfolio.

        For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, as reflected in the unaudited pro forma combined financial statements, we have applied the accounting guidance for fair value measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2. Estimated Purchase Price and Preliminary Purchase Price Allocation

        The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of the Initial Portfolio's assets and liabilities at the acquisition date. All assets, other than solar and wind power generation assets and network upgrade receivable, and liabilities are expected to be eliminated as part of the final allocation of purchase price. The final allocation of the purchase price could differ materially from the preliminary allocation used for the unaudited pro forma combined balance sheet primarily because energy prices and other valuation variables will fluctuate over time and be different at the time of completion of the acquisition compared to the amounts assumed in the pro forma adjustments.

Note 3. Significant Accounting Policies

        Based upon our initial review of the Initial Portfolio's significant accounting policies, as disclosed in their combined historical financial statements included elsewhere in this prospectus, as well as preliminary discussions with their current owners, the unaudited pro forma combined financial statements assume there will be no significant adjustments necessary to conform the Initial Portfolio's accounting policies to our accounting policies. Upon completion of the acquisition of the Initial Portfolio and a more comprehensive comparison and assessment, differences may be identified that would necessitate changes to the Initial Portfolio's future accounting policies and such changes could result in material differences in future reported results of operations and financial position for the Initial Portfolio's operations as compared to historically reported amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of the historical financial condition and results of operations in conjunction with our historical consolidated financial statements and accompanying notes, the historical consolidated financial statements and accompanying notes for the entities that own the assets in our Initial Portfolio, and our unaudited pro forma combined financial statements, each of which is included elsewhere in this prospectus. In addition, this discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. See "Forward-Looking Statements." Factors that could cause actual results to differ include those risks and uncertainties that are discussed in "Risk Factors."

        In this discussion, unless the context requires otherwise, references to "our Company," "we," "our," or "us" refer to Sol-Wind Renewable Power, LP after giving effect to the Formation Transactions, including this offering and the use of the proceeds from this offering.

Overview

        We are a growth-oriented limited partnership formed to own, manage, acquire and invest in solar and wind power generation assets. These assets generate power for retail, municipal, utility and commercial customers under long-term PPAs that generate stable, long-term contracted cash flows. Our objective is to pay a consistent and growing cash distribution to our unitholders on a long-term basis. We expect to target a payout ratio in excess of 95% of our available cash and we will seek to grow distributions as we acquire additional assets over time. Upon completion of this offering, our general partner's acquisition agreements will be consummated and we will acquire from our general partner the Initial Portfolio, representing a diversified portfolio of 106.3 MW of nameplate capacity solar and wind power generation assets in the United States and Puerto Rico pursuant to the IPPA.

        We intend to take advantage of favorable trends in the energy industry, including the continued construction of renewable energy assets replacing aging, more expensive energy alternatives, utility demand for renewable energy required to meet state RPS, availability of U.S. and overseas government incentives and programs to support development of clean energy and the rapid growth in non-utility customer demand for attractively priced renewable energy generation at a commercial or residential customer's point of delivery, commonly known as "distributed generation." We believe these favorable trends will contribute to significant growth in the renewable energy industry, particularly from regional and local middle market developers with an identified pipeline of assets in their respective markets.

        We have established and continue to grow relationships with several middle market developers who develop high-quality, long-life assets with long-term contracts serving creditworthy counterparties, but whose growth has historically been constrained by the inability to consistently raise capital. We believe that our relationships with these middle market developers, as opposed to a captive relationship with a large developer, will enable us to source best-in-class assets for our pipeline, which will ultimately enable us to grow our distributions. We intend to grow and strengthen our relationships with these developers by providing the necessary capital to allow such developers to execute on their business initiatives in their respective local and regional markets.

        The IPPA provides us with the right to acquire all of the assets in our Initial Portfolio. Our Partnership Agreement requires our general partner to offer to sell us any other renewable energy assets that it may acquire in the future and thereafter seek to sell pursuant to a pricing mechanism set forth in the Partnership Agreement and to provide us with a last look with respect to the sale of such assets, and in each case our decision whether to accept such offer will be subject to the approval of an independent investment committee of the board of directors of our general partner. At the time of this offering, our general partner has entered into multi-year commitment agreements with several experienced developers to acquire a diversified portfolio of operating solar and wind power generation assets in construction or scheduled to commence construction, which we refer to as the "Identified Pipeline." Our general partner has indicated its intent to sell us these assets in accordance with the Partnership Agreement. As a result of these acquisition opportunities and others we intend to pursue or expect to become available in the future, we believe we will be able to grow our cash available for distribution in a manner that will allow us to increase our cash distributions per unit over time.

Significant Factors and Trends Affecting Our Business and Results of Operations

        Our results of operations and our ability to grow our business could be impacted by numerous factors and trends that affect our industry generally, our Initial Portfolio and assets we may acquire in the future, including the Identified Pipeline. We expect the factors discussed below will affect our business and our results of operations.

Increasing Utilization of Renewable Energy

        Over the past decade, renewable energy growth as a source of electricity generation in North America and globally has outpaced the growth of other traditional electricity generation sources. We expect a number of factors to continue to contribute to growth opportunities in renewable energy, including:

  •
  government policies in the United States at the federal level that provide incentives for the development of renewable energy assets at more competitive pricing levels and RPS programs at the state regulatory level that encourage the development of renewable energy by typically requiring utilities to produce or procure a certain percentage of energy needs from renewable energy sources;

  •
  significant improvement in solar cell and wind technology operational efficiencies, including more efficient energy conversion equipment and significant reductions in the cost of solar technologies;

  •
  short and long-term environmental concerns regarding conventional energy generation;

  •
  regulatory and cost challenges regarding the aging of conventional energy generation infrastructure and the expectation for continued decommissioning of select types of conventional energy generation businesses, including coal and nuclear;

  •
  the impact of an aging transmission infrastructure contributing to the continued expansion of renewable energy generation at a commercial or residential customer's point of delivery, commonly known as distributed generation, which can deliver electricity comparable to or cheaper than grid-supplied electricity; and

  •
  the desire of commercial and residential energy consumers to secure long-term, predictable pricing from a reliable energy source.

Energy Generation and Asset Operations

        The amount of revenue we earn is primarily a function of the solar and wind power generated by our assets and sold under our long-term PPAs. Certain of our PPAs have price escalators based on an index, such as a consumer price index, or other rates as specified in the applicable PPA.

        A portion of our total revenue is derived from the sale of RECs and other environmental attributes derived from our power generation that stem from governmental programs aimed at increasing the development and use of renewable energy. We expect to sell a significant amount of RECs we generate to creditworthy counterparties up to three years in advance of actual production. To the extent we do not produce sufficient RECs to meet our obligations under these contracts, we will be required to purchase RECs on the open market and deliver them to the counterparty.

        The amount of power generation from our solar and wind assets is affected by numerous factors. Power generation from our Initial Portfolio depends primarily on wind and solar resource levels, weather conditions at each asset and the related impact of each on the performance of the assets in our Initial Portfolio. Our power production estimates, and therefore are revenue estimates, are based on internal and third party, long-term meteorological information, which includes data collected from equipment located at the asset, wind and solar data from other sources and equipment power curve estimates.

        The amount of power that is generated by our assets also depends on the timing and length of routine and unexpected repair and maintenance required to keep our Initial Portfolio operational. Equipment performance represents a key factor impacting our operating results, as downtime on assets reduces the power generation we are able to secure from our Initial Portfolio. Power generation available to be sold from our Initial Portfolio will be impacted not only by equipment failures but also electrical grid disruption, curtailment or other events beyond our control. Any of these factors may impact revenues which, in turn, could adversely affect our operating results.

        We use reliable and proven solar panels, inverters, wind turbines and other equipment for each asset in our Initial Portfolio, which we believe significantly reduces the likelihood of unexpected equipment failures. Additionally, we maintain O&M Agreements and Asset Management Agreements with a majority of the developers from whom our general partner acquired interests in assets in our Initial Portfolio, while incorporating technological expertise and oversight from our general partner. These relationships permit us to benefit from a developer's expertise and knowledge of its assets, while also providing the opportunity for us to acquire future assets from these same developers.

Asset Acquisitions

        Our ability to execute our growth strategy is dependent on our ability to acquire additional solar and wind power generation assets from our general partner and third parties. We are focused on acquiring solar and wind power generation assets with proven technologies, minimal operating risks and stable cash flows derived from long-term PPAs and other offtake agreements with creditworthy counterparties in geographically diverse locations with growing demand and stable legal and political systems.

        At the time of this offering, our general partner has entered into multi-year commitment agreements with several experienced developers to acquire the Identified Pipeline and our general partner has indicated its intent to sell us such assets in accordance with the Partnership Agreement. Our general partner secured rights to invest in and acquire the Identified Pipeline by arranging for asset level financing with proceeds raised through the sale of tax equity in these assets, which we believe significantly reduces the cost of capital for developing and acquiring the assets. As of the date of this prospectus, the Identified Pipeline includes assets that represent approximately 249.6 MW of solar and wind power generation assets.

        As a result of our growth strategy, timing of acquisitions could cause our operating results to vary as compared to prior periods.

Financings and Cash Distribution Restrictions

        Upon completion of this offering, the assets in our Initial Portfolio will not be subject to any indebtedness and we will not have any borrowings outstanding under the New Revolver. We anticipate financing some of our future asset acquisitions with borrowings under financing arrangements, including the New Revolver. These financing arrangements may, in the future, restrict the ability of certain of our project subsidiaries to distribute funds to us unless certain financial thresholds are satisfied on specified dates.

Foreign Exchange

        The entire Initial Portfolio is located in the United States and Puerto Rico. However, in the future, we expect some portion of our revenues and expenses to be generated in currencies other than U.S. dollars. As a result, we expect our revenues and expenses will be exposed to foreign exchange fluctuations in local currencies where our solar and wind power generation assets will be located. To the extent we do not hedge these exposures, fluctuations in foreign exchange rates could negatively impact our profitability.

Our Revenue and Expenses

Revenue

  Sale of Electricity

        A significant majority of our revenues are obtained through the sale of electricity pursuant to the terms of long-term PPAs. Each of the assets in our Initial Portfolio has a long-term PPA or similar arrangements, which, in the aggregate, had a weighted average remaining term of 17.2 years based on nameplate capacity as of September 9, 2014.

  Incentives

        We also generate RECs, as our assets produce electricity. The term "RECs" is used generically throughout this prospectus to include both renewable energy credits and solar renewable energy credits. These RECs are currently sold pursuant to agreements with third parties, such as utilities.

        We will also generate revenue from the SGIP (as defined herein) in the state of California from our wind power generation assets. California adopted what has become one of the longest running distributive generation incentive programs in the United States, providing financial incentives to support existing, new and emerging distributed energy resources. This program was established as a peak-load reduction program seeking to encourage the development and commercialization of generation installed on the customer's side of the utility meter.

        We expect incentive revenues to increase in the future as a result of the completion of acquisitions. We expect incentive revenue as a percentage of total revenue to decrease primarily due to the increase in operating assets generating the sale of electricity and the mix of countries in which we may acquire assets that do not have incentive revenues.

Costs and Expenses

  Operating Expenses

        Our operating expenses are comprised of the contractual costs incurred under our fixed price O&M Agreements and Asset Management Agreements with annual escalators for our power generation assets. Operating expenses also include costs incurred for property taxes, property insurance, land leases, licenses and other maintenance not covered by our O&M or Asset Management Agreements.

        Depreciation, amortization and accretion expense are also included in operating expenses. Depreciation expense is recognized using the straight-line method over the estimated useful lives of our power generation assets. Accretion expense represents the increase in asset retirement obligations over the remaining operational life of the associated power generation asset.

  General and Administrative Expense

        Our general and administrative expense consists primarily of the reimbursement of expenses of our general partner that are attributable to our operations. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, procurement and the costs of operating as a public company. Upon completion of this offering, we expect that our general and administrative expense will be comprised of the reimbursement of our general partner's expenses that we will pay to our general partner for the management and administration services provided to us under the Management Services Agreement and all costs of doing business. See "Certain Relationships and Related Party Transactions—Management Services Agreement."

Discussion of Pro Forma Results of Operations

        We did not have any operations in the year ended December 31, 2013 or for the six months ended June 30, 2014. As a result, the following discussion of our pro forma results of operations has been derived from our unaudited pro forma combined financial information included elsewhere in this prospectus. This discussion is presented for illustrative purposes only and does not purport to reflect the results we may achieve in future periods or the historical results that would have been achieved had the Formation Transactions, this offering or the use of proceeds from this offering been completed as of January 1, 2013 or June 30, 2014, as the case may be.

Pro Forma Six Months Ended June 30, 2014

        Revenue.    Pro forma revenues for the six months ended June 30, 2014 were $6.2 million, comprised of $3.5 million of sales of electricity (55% of total revenue) and $2.8 million of sales of renewable energy incentives (45% of total revenue) linked directly to the electrical power produced during the period.

        Operating Expenses.    Pro forma operating expenses for the six months ended June 30, 2014 were $5.7 million, including $0.9 million for amortization of intangibles associated with the acquisition of the Initial Portfolio.

        General and Administrative Expense.    Pro forma general and administrative expense for the six months ended June 30, 2014 was $6.1 million, including $3.5 million for the increased costs related to operating as a public company.

        Operating Income (Loss).    Pro forma operating loss for the six months ended June 30, 2014 was $5.5 million, representing primarily the amortization of intangibles and the increased costs associated with managing a public company.

Pro Forma Year Ended December 31, 2013

        Revenue.    Pro forma revenues for the year ended December 31, 2013 were $14.0 million. Incentive revenues from the sale of RECs were $9.4 million, or 67.4% of total revenue. We expect incentive revenue as a percentage of overall revenue to decrease as more power generation assets in our Initial Portfolio become operational in 2014.

        Operating Expenses.    Pro forma operating expenses for the year ended December 31, 2013 were $9.4 million, including $1.8 million in intangible amortization resulting from the acquisition of the Initial Portfolio. Included in operating expenses for the year ended December 31, 2013 is $5.6 million of depreciation and amortization expense excluding the intangible amortization from the acquisition of the Initial Portfolio. We expect operating expenses to increase as more power generation assets in our Initial Portfolio become operational in 2014 due to an increase in operation and maintenance expenses and depreciation and amortization.

        General and Administrative Expense.    Pro forma general and administrative expense for the year ended December 31, 2013 was $9.6 million. General and administrative expense includes an incremental $2.1 million of expenses to be reimbursed to our general partner under our Management Services Agreement. Also included in the adjustment is an expected increase in public company costs of $4.0 million.

        Operating Income (Loss).    Pro forma operating loss for the year ended December 31, 2013 was $5.7 million, representing primarily the amortization of intangibles and the increased costs associated with managing a public company.

Adjusted EBITDA

        We define EBITDA as income before income taxes, plus net interest expense and depreciation and amortization expense. We define Adjusted EBITDA as EBITDA excluding long-term incentive and equity compensation expense. In this prospectus, the presentation of Adjusted EBITDA has been calculated on a pro forma basis in a manner consistent with our unaudited pro forma combined financial statements included elsewhere in this prospectus.

        Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

  •
  our operating performance as compared to other publicly traded partnerships in the renewable energy industry, without regard to historical cost basis or financing methods;

  •
  the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

  •
  our ability to incur and service debt and fund capital expenditures; and

  •
  the viability of acquisitions and other capital expenditure assets and the returns on investment in various opportunities.

        Adjusted EBITDA should not be considered as an alternative to net income, income before income taxes, cash flows from operating activities or any other measure of financial performance calculated in accordance with GAAP. We believe that Adjusted EBITDA provides additional information for evaluating our ability to make distributions to our common unitholders and our financial performance without regard to our financing methods, capital structure and historical cost basis and is presented solely as a supplemental measure. By definition, non-GAAP measures do not give a full understanding of our business; therefore, to be truly valuable they must be considered together with our GAAP financial results. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. EBITDA and Adjusted EBITDA, as we define them, may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other corporations or partnerships in our industry, thereby diminishing such measures' utility. The following table presents a reconciliation of net income to Adjusted EBITDA:

	Pro Forma	Pro Forma
(in thousands)	For the Year Ended December 31, 2013	For the Six Months Ended June 30, 2014
	(unaudited)	(unaudited)
Net income (loss)	$(5,651)	$(5,510)
Add:
Depreciation, amortization and accretion	7,489	4,726
Interest expense	—	—
Equity compensation expense	—	—

Adjusted EBITDA	$1,839	$(784)

Liquidity and Capital Resources

        Our operations have to date been funded by our general partner. Our principal liquidity requirements are to finance current operations, fund future acquisitions, capital expenditures for expansion and maintenance, cash distributions to our unitholders and service debt to the extent any debt will be outstanding in the future. The financial statements for SR Acquisitions, Palmer and Greenleaf have been prepared assuming that they will continue as a going concern, principally due to negative working capital as of December 31, 2013. Upon completion of the acquisition of the Initial Portfolio, we intend to repay any project-level indebtedness that is outstanding, which we believe provides future flexibility on our borrowing capacity. Subsequent to this offering, we expect our sources of liquidity from time to time to include cash generated from operations and issuances of debt and equity securities.

        As a normal part of our business, depending on market conditions, we will consider opportunities to issue debt as well as repay, redeem, repurchase or refinance our indebtedness. In addition, changes in our operating plans, including lower than anticipated revenues, increased expenses, capital expenditures, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that additional debt or equity financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. In addition, any of the items discussed in detail under "Risk Factors" may also significantly impact our liquidity, financial condition and ability to raise additional financing in future periods.

Liquidity Position

        Following the completion of this offering, we believe our cash and cash equivalents, cash flows from operations and borrowings available under the New Revolver will be adequate to finance our operating expenditures, capital expenditures, contingencies, distributions to our unitholders and other liquidity commitments. On a pro forma basis, our liquidity as of June 30, 2014 was approximately $ million following completion of this offering, comprised of cash and restricted cash, and we would have had the ability to borrow an additional $             million under the New Revolver.

Financing Arrangements

  Revolving Credit Facility

        Concurrently with the completion of this offering, we will enter into the New Revolver. We expect the New Revolver will be a $             million senior secured revolving credit facility. We expect the New Revolver will have customary covenants, including financial maintenance and negative covenants, and will have customary events of defaults.

  Project Financings

        Upon completion of this offering, we expect that none of the assets in our Initial Portfolio will be subject to any indebtedness.

  Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements and do not expect to have any such arrangements outstanding upon completion of this offering.

Capital Expenditures

        We do not incur capital expenditures for the construction of assets. Initially, we will acquire our assets from our general partner and in the future may also acquire assets directly from third party developers of assets. For 2015, we have budgeted approximately $             million in capital expenditures, primarily related to maintenance capital expenditures, which will be funded by cash on the balance sheet at the completion of this offering. Our capital expenditure program is focused on maintaining our operational assets. We develop annual capital spending plans based on projected requirements for maintenance capital. For our wind assets, maintenance costs are typically expensed to operating expenses instead of being capitalized to property, plant and equipment.

        Following the completion of this offering, we expect to acquire additional assets. At the time of this offering, our general partner has entered into commitment agreements to acquire the assets in the Identified Pipeline, which are subject to certain conditions. We do not expect to have sufficient amounts of cash on hand to fund the acquisition costs of all these assets. In order to pursue these opportunities, we will need to finance a portion of these acquisitions by raising equity or incurring debt. We believe that we will have access to capital to pursue these opportunities, but we are subject to business, financial, operational, macroeconomic and other risks that could adversely affect our cash flows, results of operations, financial condition and ability to raise capital. A material decrease in our cash flows, deterioration in our financial condition or downturn in the financing and capital markets would likely have an adverse effect on our ability to make such investments.

        In addition, we will make investments from time to time in our Initial Portfolio. Our Initial Portfolio consists of assets that have commenced commercial operations. Ongoing capital expenditures for assets that have already commenced commercial operations are generally not significant because most expenditures relate to repairs and maintenance and are expensed when incurred. Maintenance capital expenditures are cash expenditures that are made to repair, refurbish and maintain equipment reliability, integrity and safety and to comply with applicable laws and regulations, or other cash expenditures that, in each case, are made to maintain, over the long-term, operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish or replace our solar and renewable energy assets or to upgrade transmission networks.

Distributions to Our Common Unitholders and Holders of Incentive Distribution Rights

        Our Partnership Agreement requires us to distribute all of our cash available for distribution each quarter to our common unitholders, until each common unit has received the minimum quarterly distribution. Generally, our cash available for distribution is defined as our cash on hand at the end of the quarter less the establishment of cash reserves. We do not have a legal obligation to pay this distribution. See "Cash Distribution Policy and Restrictions on Distributions" and "Provisions of Our Partnership Agreement Relating to Cash Distributions."

        Upon completion of this offering, we intend to pay a minimum quarterly distribution of $            per common unit ($            per common unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. For the first quarter that we are publicly traded, we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through                        , based on the actual length of that period. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

        Upon completion of this offering, our general partner will hold incentive distribution rights that entitle it to increasing percentages, up to a maximum of 50% (including in respect of its general partner interest), of the cash we distribute in excess of the minimum quarterly distribution.

Quantitative and Qualitative Disclosures About Market Risk

        From time to time, we may use derivative instruments to manage our exposure to interest rates.

Counterparty Credit Risk

        Risks surrounding counterparty performance and credit risk could ultimately impact the amount and timing of expected cash flows. Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties under the terms of their contractual obligations, such as PPAs or REC sale agreements. We intend to monitor and manage credit risk through credit policies that include a credit approval process. We also seek to mitigate counterparty risk by having a diversified portfolio of counterparties. In addition, the assets in our Initial Portfolio are fully contracted to creditworthy counterparties with a management-derived weighted average credit rating of Baa3 based on nameplate capacity from S&P, Moody's and Fitch pursuant to long-term PPAs that had a weighted average remaining term of nearly 17.2 years based on nameplate capacity as of September 9, 2014.

Interest Rate Risk

        Our operating and acquisition activities have to date primarily been funded by our general partner. Interest has not historically been charged in the funding of these activities.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue From Contracts With Customers (Topic 606), which changes how and when revenues from customers are recognized. We have not evaluated the expected effect this update may have. The update is effective beginning January 1, 2017.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations is based on our unaudited pro forma combined financial statements, which have been prepared in accordance with applicable accounting and securities rules. Critical accounting policies are those that we believe are both most important to our financial condition and results of operations and require complex, subjective judgments, often as a result of the need to make estimates and assumptions about the effect of factors that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The following policies are those considered to be the most critical in understanding the judgments that are involved in preparing the combined financial statements.

Revenue Recognition

  Power Purchase Agreements

        A significant majority of our revenues are obtained through the sale of electrical power based on MW generated pursuant to the terms of PPAs or other contractual arrangements. Revenues from the sale of electricity are recognized in the period in which the electricity is generated because it is immediately passed to the customer.

  Incentive Revenue

        We also generate RECs as our assets produce electricity. Revenues from the sale of RECs are recognized when the transaction settles. We account for RECs as intangible assets and do not assign any value to them. We also do not record forward contracts for the purchase or sale of RECs and such contracts are not generally marked to market, because it is probable that the contracts will not settle net and will be performed through physical delivery.

Impairment of Goodwill and Long-Lived Assets

        Solar and wind power generation assets, which are held and used by us, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses.

        All goodwill is subject to at least an annual assessment for impairment by applying a fair value-based test. Additionally, an acquired intangible asset will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of our actual intent to do so.

Accruals and Contingent Liabilities

        Accruals are made when our assessment indicates that it is probable that a liability has occurred and the amount of liability can be reasonably estimated. Such accruals may include estimates and are based on all known facts at the time and our assessment of the ultimate outcome. Among the many uncertainties that impact our estimates are the necessary regulatory requirements for operating renewable energy assets, costs of medical care associated with worker's compensation and employee health insurance claims and the possibility of legal claims. Our estimates for contingent liability accruals are increased or decreased as additional information is obtained or resolution is achieved. Presently, there are no material accruals in these areas. Although the resolution of these uncertainties has not historically had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

Asset Retirement Obligations

        We may be required to remove our solar panel systems or wind turbines from an asset site at the end of the site lease term. We account for this obligation as an asset retirement obligation. The capitalized asset retirement costs, which are recorded within each asset under construction, and the related asset retirement obligation, are initially recorded based on the discounted present value of the future costs to remove the system from the asset site. The future removal costs are based on current market prices that are adjusted for an appropriate consumer price index (CPI) inflation factor. The discount rate utilized is based on a credit-adjusted, risk free rate, which is estimated as the credit spread applicable to us over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. When the asset is placed in service, the capitalized cost of the asset retirement obligation is recorded in "Costs of solar & wind assets in progress" and the fair value of its related liability is recorded as "Obligation to remove solar & wind assets in service."

        The capitalized cost of the asset retirement obligation is depreciated each period and the depreciation is recorded as an operating expense. The related liability is accreted each period and the accretion of the liability is recorded as operating expense.

Stock-Based Compensation

        As one of the important methods for rewarding and compensating executives and employees, we intend to develop a stock-based compensation system. Such plan has not yet been formulated, but will be completed and put forth prior to any public offering event.

Valuation of Investments

        We will determine the net asset value of our portfolio each fiscal quarter. The board of directors of our general partner has established procedures for the valuation of our investment portfolio, which are detailed below. Any changes to these procedures will require the approval of our general partner's board of directors, including a majority of our general partner's independent directors.

        Investments for which market quotations are readily available are valued at such market quotations.

        For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, the board of directors of our general partner has approved a multi-step valuation process each fiscal quarter, as described below:

  1.
  Each asset or investment is valued by our general partner, potentially with assistance from one or more independent valuation firms engaged by its board of directors;

  2.
  An independent valuation firm, if involved, will conduct independent appraisals of our internal valuation models and makes an independent assessment of the value of each investment;

  3.
  The Audit Committee will review and discuss the preliminary valuation prepared by our general partner and that of the independent valuation firm, if any; and

  4.
  Our general partner's board of directors will discuss the valuations and determine the fair value of each investment in our portfolio in good faith based on the input of our general partner, the independent valuation firm, if any, and the Audit Committee.

        Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in determining the fair value of our investments include, as applicable: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the asset's ability to make payments, its earnings and discounted cash flows, the markets in which the asset does business, comparisons of financial ratios of peer companies that are public, mergers and acquisitions comparables, the principal market and enterprise values, among other factors.

        We have adopted Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), or ASC Topic 820, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

        ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

        Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by our company at the measurement date.

        Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

        Level 3: Unobservable inputs for the asset or liability.

        In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

        The board of directors of our general partner will retain one or more independent valuation firms to review our advisor's valuation methodology and to work with our advisor and officers to provide additional inputs for consideration by the Audit Committee and to work directly with our general partner's full board of directors, at the board of directors' request, with respect to the fair value of investments. In addition, our general partner will recommend to its board of directors that one quarter of our investments be valued by an independent valuation firm each quarter, on a rotating quarterly basis. Accordingly, each such investment will be valued by an independent valuation firm at least once per year.

JOBS Act Status

        We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, as described under "Prospectus Summary—Implications of Being an Emerging Growth Company." We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable.

        In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

 INDUSTRY OVERVIEW

        The electrical power generation and transmission industry is one of the largest sectors of the U.S. economy. According to the U.S. Energy Information Administration Annual Energy Outlook of 2014, the U.S. had a total operating energy capacity of approximately 1,031 GW (including combined heat and power) as of December 2013, which was comprised of a diverse mix of fuel types, including 189 GW of combined cycle capacity, 298 GW of coal-fired capacity, 152 GW of renewable capacity, 99 GW of nuclear capacity and 95 GW of oil and natural gas (steam) capacity. U.S. renewable capacity continues to grow, and according to an early estimate by the American Council on Renewable Energy, is estimated to currently exceed 190 GW. Renewable energy now provides a significant and increasing percentage of U.S. electricity generation capacity, accounting for nearly 40% of all new domestic power capacity installed in 2013. Changing customer preferences and government policies and incentives have resulted in renewable energy, particularly solar and wind power, playing an increasing role in U.S. electrical power generation. As illustrated in the table below, renewable capacity is forecast to increase 30% from 2011 to 2020.

U.S. Capacity Mix by Primary Fuel
(in GW Net Summer, Excluding Combined Heat and Power)

Fuel	2011	2013	2020	2011-2020 Growth
Renewables	132.9	152.5	173.1	30.0%
Nuclear	101.5	98.9	97.8	(3.6)%
Coal	307.9	297.7	254.9	(17.2)%
Oil and Natural Gas (Steam)	103.4	95.1	84.9	(17.9)%
Combined Cycle	178.8	189.3	205.1	14.7%
Pumped Storage	22.3	22.4	22.4	0.4%
Fuel Cells	0.0	0.1	0.1	—
Combustion Turbine/Diesel	135.4	139.5	146.3	8.0%
Distributed Generation (Natural Gas)	0.0	0.0	1.6	—
Total	982.4	995.4	986.1

Source: EIA, "Annual Energy Outlook 2014."

        The increase in scale, efficiency and technological innovation has resulted in renewable energy becoming increasingly cost competitive with conventional energy sources, and costs continue to fall. This dynamic of growth and innovation has attracted investment capital to the renewable energy sector. According to Bloomberg New Energy Finance, new investment in the clean energy sector surpassed $254 billion in 2012-2013.

        Future growth in renewable energy generation is dependent on a number of factors. These include customer preference, the rate of technological improvement and innovations, manufacturing scale economies, government incentives and regulations and the cost of competing electricity generation methods, such as natural gas. A series of accelerating trends give a directional indication of a healthy future for the renewable energy industry, including:

  •
  significant reduction in the cost of solar and other clean energy technologies;

  •
  renewable electrical generation sources increasingly located at a customer's point of delivery (distributed generation), because it is less expensive than the utility company alternative;

  •
  increased utility company cost structure associated with the replacement of aging conventional power generation facilities;

  •
  energy consumers desire to lock in predictable long-term energy cost combined with renewable energy's ability to avoid the risks of price volatility associated with conventional alternatives;

  •
  environmental concerns over conventional power generation; and

  •
  government policies that encourage development of renewable energy, such as:

  •
  state RPS programs, which motivate utilities to procure electricity supply from renewable resources;

  •
  tax credits that subsidize the cost of constructing renewable energy assets; and

  •
  tax credits or tariffs that subsidize the cost of renewable energy production.

        The precise impact of these trends cannot be predicted; however, Bloomberg New Energy Finance, which has been analyzing the global renewable energy industry for over a decade, forecasts that by 2030, the world's power mix will have transformed from today's system with two-thirds fossil fuels to one with over half from zero-emission energy sources. Renewables will command over 60% of the 5,579 GW of new capacity and 65% of the $7.7 trillion of power investment.

        A more detailed discussion of these trends in general and as they specifically relate to solar and wind power generation follows.

Government Incentives for Renewables

        U.S. federal, state and local governments and utilities have established various incentives to support the development of a cost competitive and self-sustaining renewable energy industry. These incentives include accelerated tax depreciation, PTCs, ITCs, RECs, SRECs and RPS programs.

  •
  Wind and solar power generation assets qualify for the U.S. federal Modified Accelerated Cost Recovery system depreciation. This schedule allows a taxpayer to recognize the depreciation of tangible property on a five-year basis even though the useful life of such property is generally greater than five years.

  •
  The PTC is a U.S. federal tax incentive that provides a U.S. federal income tax credit on a cent per kWh basis for all qualifying energy produced by a qualifying U.S. wind asset during the first ten years after it commences commercial operations. The PTC is no longer available for new wind projects unless they were "under construction" by the end of 2013 and the developer uses "continuous efforts" towards commencing commercial operations. Under IRS guidance, projects that were under construction by the end of 2013 and have commenced commercial operations by the end of 2015 will be deemed to have used continuous efforts.

  •
  The ITC is U.S. federal tax incentive under Section 48 of the Code that allows owners of renewable energy assets to receive a dollar-for-dollar reduction in the income taxes otherwise owed to the federal government. Qualifying renewable energy projects placed in service from 2006 through 2016 may take advantage of investment-based credits covering up to 30% of eligible installed costs; thereafter, it will be 10% of costs.

  •
  SREC is a general term that covers tax incentives and other mechanisms at the state level that are designed to encourage installation of solar energy generating assets. More specifically, the incentive payments and the development of markets for SRECs or RECs create a complex patchwork outside the scope of these materials.

  •
  RPS are regulatory programs created by state legislatures to encourage the development of renewable energy. RPS programs typically require utilities to produce or procure a certain percentage of their energy needs from renewable energy sources. According to the DOE, 29 states and the District of Columbia currently have an RPS program in place and eight other states have non-binding goals supporting renewable energy. Additionally, several states have pending legislation to adopt new RPS programs. Most states with mandatory RPS programs typically set a target between 10% and 30% of total energy capacity, while other states set a

    MW target to achieve their RPS goals. We expect RPS programs to continue to increase demand by utilities for renewable energy in order to meet state RPS requirements.

        In 2001, California adopted what has become one of the longest running distributive generation incentive programs in the United States, providing financial incentives to support existing, new and emerging distributed energy resources. This program, called the Self Generation Incentive Program ("SGIP"), was established as a peak-load reduction program seeking to encourage the development and commercialization of new distributed generation—generation installed on the customer's side of the utility meter. The SGIP provides rebates for qualifying distributed energy systems installed on the customer's side of the utility meter. The SGIP is overseen by the California Public Utilities Commission ("CPUC") and provides incentives for solar system installations to customers of the state's three investor-owned utilities: Pacific Gas and Electric Company ("PG&E"), Southern California Edison ("SCE") and San Diego Gas and Electric. Participants receive up-front and performance-based incentives that apply to the portion of the generation that serves a project's on-site electric load. Incentive payments to SGIP participants seek to benefit all ratepayers by reducing the need for utilities to invest in expensive transmission and distribution infrastructure. Eligibility for participation in the SGIP is based on greenhouse gas ("GHG") emissions reductions. Technologies that achieve reductions of GHG emissions are eligible for the SGIP, including wind turbines, fuel cells, organic rankine cycle/waste heat capture, pressure reduction turbines, advanced energy storage, and combined heat and power gas turbines, micro-turbines, and internal combustion engines, but excludes solar technologies, which are provided for under a separate program called the California Solar Initiative.

        The CPUC reports that that the SGIP has resulted in 544 projects representing 252 MW of capacity and that, in 2011, these facilities provided over 760,000 MWh of electricity to California, enough electricity to meet the needs of over 116,000 homes. The CPUC has extended the SGIP through January 1, 2016.

        The California Solar Initiative ("CSI") is also overseen by the CPUC. The CSI Program provides upfront incentives to the same customer base as the SGIP for solar systems installed on existing residential homes, as well as existing and new commercial, industrial, government, non-profit, and agricultural properties within the service territories of the IOUs. When it launched in January 2007, the CSI Program built upon nearly 10 years of state support for solar, including other incentive programs such as the Emerging Renewables Program ("ERP") and under the SGIP, in both cases only through 2006.

        The CSI Program has a budget of $2.367 billion over 10 years, and the CPUC's stated goal for the program is to reach 1,940 MW of installed solar capacity by the end of 2016. The goal includes 1,750 MW of capacity from the general market program, as well as 190 MW of capacity from the low income programs. The CSI Program is a subset of a wider solar effort in California. In addition to the CPUC's CSI Program, other programs approved by the State of California to support onsite solar projects, including the California Energy Commission's New Solar Homes Partnership, and a variety of solar programs offered through publicly owned utilities. The CPUC reports that this statewide "Go Solar California" campaign has a goal of creating 3,000 MW of generation capacity and has a statewide budget of $3.5 billion over the 10-year period.

 Overview of State Renewable Portfolio Standard Policies (2013)

Source:    DOE, "Database of State Incentives for Renewables & Efficiency—Renewable Portfolio Standard Policies."

Solar Energy

        Solar power generation typically overlaps with the times of peak energy demand and the highest cost of energy. Solar energy systems generate most of their electricity during the afternoon hours, when the solar irradiance is at its daily peak. This generally corresponds to peak demand hours and the most expensive energy prices.

        Additionally, from a production technology standpoint, solar energy offers several operational advantages:

  •
  it is a reliable and predictable energy output;

  •
  it has low and predictable operational and maintenance costs;

  •
  it is lower risk than other energy sources due to minimal asset complexity and use of proven technologies; and

  •
  it does not face commodity risk.

        These factors, combined with the government incentives and regulations discussed previously, have resulted in a subsidized environment that has fostered a significant reduction in the cost of constructing and generating solar energy. The result has been rapidly decreasing solar energy systems costs. As shown in the chart below, the cost of solar PV systems has fallen dramatically in the past decade, making solar energy more economically viable.

Source:    U.S. Department of Energy SunShot Program, "Photovoltaic (PV) Pricing Trends: Historical, Recent, and Near-Term Projections."

        Due to the combination of government incentives and regulations and rapidly decreasing costs, there has been a significant increase in consumer preference for solar energy. The historical growth and size of U.S. solar installations is summarized in the chart below, published by the Solar Energy Industries Association (SEIA) and GTM Research (a Cleantech market research organization).

Source:    GTM Research and Solar Energy Industries Association, "U.S. Solar Market Insight Report -- 2012 Year In Review -- Executive Summary."

Key Drivers of Solar Energy Growth

        The price of solar energy has decreased significantly and we believe it will continue to decline. On a global basis, from 2010 to 2020 the average total installation cost of solar PV projects is expected to decline by more than 60%. In 2010, the average installation cost per watt of capacity was $4.01 and fell to $2.01 in 2013.

        This decrease in cost has driven an increase in demand for solar energy. Further, the demand for solar energy is expected to accelerate as, according to the U.S. Energy Information Administration ("EIA"), U.S. retail electricity prices have increased at an average annual rate of 3.5% for residential customers and 2.7% for commercial customers with average residential prices rising from 8.95 cents to 12.12 cents per kWh and average commercial prices rising from 8.17 cents to 10.29 cents per kWh since 2004.

        Rising electricity rates are driven by the following factors:

  •
  increasing transmission and distribution charges;

  •
  the replacement or repowering of aging fossil fuel plants with newer, but in some cases more expensive plants; and

  •
  increasing commodity prices.

        Rising retail electricity prices create a significant and growing market opportunity for lower cost retail energy. Solar energy can offer commercial and residential customers clean electricity at a price lower than their current utility rate. The following chart reflects the actual and projected average U.S. retail electricity prices across all sectors from 2011 to 2020:

Average U.S. Electricity Prices (Cents per kWh)

Source:    EIA, "Annual Energy Outlook 2014."

        Solar energy generating costs once installed remain constant and the cost of installing solar energy assets continues to decline. As a result, new methods of utilizing solar power generation assets are emerging.

Movement to Distributed Generation

        Although some locations are more suitable than others, solar energy systems can generate electricity nearly anywhere. By contrast, hydroelectric, wind and geothermal electricity generating systems are site-specific and location is critical. As a result, power generated by solar PV systems can be delivered at a relatively low cost to areas that were previously difficult to service.

        Distributed solar energy systems provide customers with an alternative to traditional utility energy suppliers. Distributed generating systems are typically smaller in size and can be constructed at a customer's site, reducing the need for new transmission and distribution lines. By bypassing the traditional utility suppliers, distributed energy systems delink the customer's price of power from external factors such as commodity prices and a portion of the incumbent utility's distribution charges, making it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time.

Wind Energy

        The combination of government regulation and production subsidies have had a similar effect on the cost of wind energy with an attendant increase in demand. The primary policy driver for wind installations in the U.S. has been the federal PTC. The PTC, originally enacted in 1992, provided an incentive of $0.015 per kWh produced (now adjusted for inflation to $0.022) for the first ten years of an asset's operation. The PTC has since lapsed and been renewed various times since 1992, each time having a pronounced impact on wind installations. The PTC was most recently extended for one year in January 2013. Under this renewal, projects that began construction by the end of 2013 will qualify for the PTC.

        The rise and fall of the annual capacity installations illustrated in the chart below demonstrate the impact of past PTC lapses and renewals. Further, the cumulative installed capacity in the U.S. of over 60,000 MW represents projects that are currently operational.

U.S. Annual and Cumulative Wind Power Capacity Growth

Source:    American Wind Energy Association, "U.S. Wind Industry First Quarter 2014 Market Report."

        Similar to the solar energy industry, increasing economies of scale and technology improvements have resulted in falling costs for wind energy in the U.S. The following analysis, provided by National Renewable Energy Laboratory, shows the leveled cost of energy for wind declining over time. We believe wind energy will be economically competitive against other sources of electricity as prices continue to fall.

Source:    National Renewable Energy Laboratory, "The Past and Future Cost of Wind Energy."

Increasing Competitiveness of Wind Energy

        Wind technology is improving as a result of taller towers, longer blades and more efficient energy conversion equipment, which allow wind projects to more efficiently capture wind resources and produce more energy. As shown in the table below, the EIA estimates that over the last ten years, technology improvements have decreased the cost of wind energy in the U.S. between 24% and 39% depending on wind speed, with the greatest improvements seen at lower wind speeds.

U.S. Wind Levelized Cost of Energy at Various Wind Speeds Over Time ($/MWh)

Source:    IEA, "Wind Energy Technology Roadmap, 2013 Edition." Includes effect of PTCs and MACRs.

        Wind turbine prices and wind energy costs have dropped sharply in recent years. Technological improvements are rapidly making wind turbines more productive and reducing costs, while expanded U.S. manufacturing is achieving economies of scale and reducing transportation costs that can be up to a fifth of the cost of a wind farm. The DOE's Wind Technologies Market Report 2012 confirms that the cost of wind energy has declined by 43% over the last four years due to the following factors:

  •
  the capital cost to develop wind energy continues to drop;

  •
  the average cost to purchase electricity provided by wind is falling; and

  •
  the productivity of wind turbines continues to increase.

        As a result, net generation from wind energy at the start of 2014 was up 19% from the prior year, bringing U.S. wind power to 4.13% of U.S. electricity generation overall. Further, such numbers will likely keep growing as more than 12,000 MW are currently under construction in the U.S.

        On-shore projects are currently under construction in at least 20 states. As of the beginning of 2014, there were more than 7,000 MW under construction in Texas alone, more MW than any other state currently has installed. Iowa had the second most MW under construction with 1,050 MW, and other top states for construction activity included Kansas (722 MW), North Dakota (632 MW), Michigan (342 MW) and New Mexico (317 MW).

BUSINESS

Overview

        We are a growth-oriented limited partnership formed to own, manage, acquire and invest in solar and wind power generation assets. These assets generate power for retail, municipal, utility and commercial customers under long-term PPAs that generate stable, long-term contracted cash flows. Our objective is to pay a consistent and growing cash distribution to our unitholders on a long-term basis. We expect to target a payout ratio in excess of 95% of our available cash and we will seek to grow distributions as we acquire additional assets over time. Upon completion of this offering, our general partner's agreements will be consummated and we will acquire from our general partner the Initial Portfolio, representing a diversified portfolio of 106.3 MW of nameplate capacity solar and wind power generation assets in the United States and Puerto Rico pursuant to the IPPA.

        We intend to take advantage of favorable trends in the energy industry, including the continued construction of renewable energy assets replacing aging, more expensive energy alternatives, utility demand for renewable energy required to meet state RPS, availability of U.S. and overseas government incentives and programs to support development of clean energy and the rapid growth in non-utility customer demand for attractively priced renewable energy generation at a commercial or residential customer's point of delivery, commonly known as "distributed generation." We believe these favorable trends will contribute to significant growth in the renewable energy industry, particularly from regional and local middle market developers with an identified pipeline of assets in their respective markets.

        We have established and continue to grow relationships with several middle market developers who develop high-quality, long-life assets with long-term contracts serving creditworthy counterparties, but whose growth has historically been constrained by the inability to consistently raise capital. We believe that our relationships with these middle market developers, as opposed to a captive relationship with a large developer, will enable us to source best-in-class assets for our pipeline, which will ultimately enable us to grow our distributions. We intend to grow and strengthen our relationships with these developers by providing the necessary capital to allow such developers to execute on their business initiatives in their respective local and regional markets.

        We believe we are well positioned to take advantage of attractive growth opportunities in the renewable energy market as the demand for renewable energy among our customer segments is accelerating due to the emergence of grid parity in our target market and the lack of commodity price risk in renewable energy generation. Growth is driven by the ability to locate renewable energy generating assets at a customer site, which reduces a customer's transmission and distribution costs. We believe that we are already capitalizing on the favorable growth dynamics in the clean energy industry, as illustrated by the following examples:

  •
  Grid Parity.  Developers evaluate grid parity on an individual site or customer basis, taking into account numerous factors including the customer's geographical location and solar availability, the terrain or roof orientation where the system will be located, cost to install, prevailing electricity rates and any demand or time of day use charges.

  •
  Distributed Generation.  Distributed generation assets reduce our customers' transmission and distribution costs because they are located on the customer's site. By bypassing the traditional electrical suppliers and transmission systems, distributed energy systems delink the customer's electricity price from external factors such as volatile commodity prices and costs of the incumbent energy supplier. This makes it possible for distributed energy purchasers to buy electricity at predictable and stable prices over the duration of a long-term contract. Distributed generation will represent 85.4 MW of our Initial Portfolio.

Our Business Strategy

        Our primary business objective is to pay a consistent and growing cash distribution to our common unitholders on a long-term basis by owning, managing, acquiring and investing in solar and wind power generation assets. We intend to execute this objective with the following business strategy:

        Focus on acquiring long-term contracted renewable energy assets.    We intend to focus on acquiring operating and in construction or soon to be in construction solar and wind power generation assets that are subject to long-term PPAs with creditworthy counterparties that utilize proven technologies, exhibit low operating costs and deliver relatively stable cash flows consistent with our Initial Portfolio.

        Focus on acquiring assets from experienced developers, with an emphasis on the middle market.    We believe middle market developers' inability to access a consistent source of capital will enable us to strategically source renewable energy assets because we are able to provide them with long-term capital solutions to allow them to execute on existing pipeline initiatives in their local markets. We have established relationships with a growing number of these middle market developers who develop high-quality, long-life assets with long-term contracts serving creditworthy counterparties, but whose growth has historically been constrained by the inability to consistently raise capital. We believe that our relationships with these middle market developers, as opposed to a captive relationship with a large developer, will enable us to source best-in-class assets for our pipeline, which will ultimately enable us to grow our distributions. We intend to grow and strengthen our relationships with these developers by providing the necessary capital to allow such developers to execute on their business initiatives in their respective local and regional markets. In addition, our goal is to enter into additional long-term agreements with these developers, as they view us as a strategic partner and source of capital, not a competitor.

        Leverage strategic relationships.    We intend to leverage relationships with providers of tax equity to obtain low cost financing and thereby lower our cost of capital. Investors in tax equity are allocated the tax benefits, including investment tax credits and depreciation, from U.S. solar and wind power generation assets and cash flows from each asset. Traditionally, this form of low cost financing provides in excess of one-third of the capital necessary to acquire such asset. Our ability to leverage relationships with tax equity investors to utilize this low cost of financing enables us to reduce our cost of capital on U.S. assets we intend to acquire.

        Focus on pursuing opportunities in other high-value geographic markets.    In addition to maintaining a core focus on the U.S. renewable energy market, we intend to expand and diversify our current portfolio into other countries with low political risk and well-established legal systems, including Japan, Mexico and the United Kingdom. For acquisitions in other high-value geographic markets, we will continue to focus on investing in and acquiring assets with attributes similar to those in our Initial Portfolio: high-quality, long-life assets that have commenced or are nearly ready to commence commercial operations and which are subject to long-term PPAs with creditworthy counterparties.

        Maintain sound financial practices and flexibility.    We will have no project-level debt financings on the renewable energy assets in our Initial Portfolio. We believe our stable cash flow profile, the long-term nature of our PPA contracts and our ability to raise equity and debt capital provide flexibility for optimizing our capital structure and distributions to our unitholders. We intend to maintain a commitment to disciplined financial analysis and a balanced capital structure while evaluating opportunities to finance current assets in our Initial Portfolio and future acquisitions, with the goal of increasing cash distributions to unitholders over the long-term.

Our Competitive Strengths

        We believe our solar and wind power generation assets will generate high-quality, stable cash flows derived from long-term contracted PPAs with creditworthy counterparties. Upon completion of this offering, we believe we will be well positioned to execute our business strategy successfully due to the following competitive strengths:

        Stable, high-quality cash flows.    Upon completion of this offering, the revenues generated by investments in our Initial Portfolio will be derived from assets that sell their power pursuant to long-term PPAs. These PPAs, in the aggregate, have a weighted average remaining term of 17.2 years based on nameplate capacity as of September 9, 2014. The counterparties under these PPAs have a management-derived weighted average credit rating of Baa3 based on nameplate capacity from S&P, Moody's and Fitch, as described below under "—Our Initial Portfolio." Additionally, our Identified Pipeline includes assets that are expected to represent approximately 249.6 MW of solar and wind power generation assets located in several U.S. states, the United Kingdom and Mexico.

        Growing independent developer network in the renewable energy industry, unencumbered by legacy assets.    We have established strong and sustainable relationships with developers of renewable energy assets, which exposes us to a broad and diversified pool of primarily middle market solar and wind power generation assets for our Initial Portfolio and for future acquisitions. Since we are not owned or controlled by a large developer, we have the ability to select assets from a wide group of industry participants, which we believe will enable us to grow a portfolio of best-in-class assets through our disciplined investment process. By building and maintaining relationships with developers on an independent and non-integrated basis, we mitigate the potential risk of adverse selection inherent in a captive developer model.

        Access to low cost of capital.    We believe we have a competitive advantage in sourcing acquisition opportunities in the renewable energy space as a result of our structure and our general partner's relationship with tax equity investors, which provides our general partner with access to low cost financing in the form of tax equity. Specifically, our general partner can monetize tax benefits (in particular, ITCs) upon the acquisition of a U.S. asset rather than over the life of such asset. In addition, as a master limited partnership, our single layer of U.S. taxation allows us to raise permanent capital in the U.S. equity market at a lower cost of capital to acquire assets similar to those in our Initial Portfolio in Europe and Asia.

        High-quality, long-lived solar and wind power generation assets with low operating and capital requirements.    Our Initial Portfolio will consist of assets that were constructed and have commenced operations within the past four years. These assets are comprised of proven and reliable technologies provided by OEMs, including General Electric and Mitsubishi, in the case of the wind assets, and Yingli, Sunpower, Suntech and Hanwha, in the case of the solar assets. As a result, we expect to achieve high levels of operating performance with low maintenance-related capital expenditures that are not covered under our O&M Agreements.

Our Initial Portfolio

        Our Initial Portfolio consists of 102 individual solar assets, five individual wind assets and one mobile solar generating asset that is expected to consist of 619 units upon consummation of this offering located in several U.S. states and Puerto Rico with a total nameplate capacity of approximately 106.3 MW. Each of the assets in our Initial Portfolio has a long-term PPA, which, in the aggregate, had a weighted average remaining term of 17.2 years based on nameplate capacity as of September 9, 2014.

The counterparties to our PPAs have a management-derived weighted average credit rating of Baa3 based on nameplate capacity from S&P, Moody's and Fitch, as described in the following table.

Developer	Location	Number of Individual Assets		Capacity MW(1)	Counterparty	Weighted Average Counterparty Credit Rating(2)		Weighted Average Remaining Length of PPAs(3)
Solar
Greenleaf	California	21		17.9	State of California, Pacific Gas & Electric	A2		18.2
OCI	Texas	1		5.4	City of San Antonio	Aa1		24.5
Gestamp	Puerto Rico	1		5.6	The Puerto Rico Convention Center District Authority	Caa	(4)	19.5
DC Solar	California	1	(5)	15.8	KMH Systems	B1	(6)(7)	9.9
SunRay Power	Massachusetts, New Jersey	78		42.2	Extra Space Storage, Siemens, City of Leicester (MA), City of Westborough (MA)	A2	(6)(8)	17.2
Foresight	California	1		1.9	Pacific Gas & Electric	Baa1		18.3
Wind
Foundation Windpower	California, Montana	5		17.4	Anheuser Busch, Northwestern Energy, City of Soledad (CA)	A1	(6)(9)	19.8

Total		108		106.3

(1)
Capacity represents the nameplate capacity, or maximum generating capacity, of an asset.

(2)
Based on ratings available from S&P, Moody's and Fitch. Ratings converted to standard Moody's format.

(3)
As of September 9, 2014. Weighted average is calculated based on nameplate capacity of the assets.

(4)
Credit rating is for the general obligation bonds of Puerto Rico. The convention center is owned by a government agency of Puerto Rico.

(5)
Upon completion of this offering, we expect this asset to consist of 619 mobile solar generation units consisting of truck-towable trailer-mounted solar PV panels, batteries and inverters. KMH Systems currently leases 300 mobile solar generation units.

(6)
For counterparties where a rating is not available, a non-investment grade rating of B1 is assumed; however, if a rating is not available and assets are at an office park or a mall where highly-rated companies are among the tenants, such as Macy's Inc. and EMC Corporation, a low investment grade rating is assumed.

(7)
Counterparty assumed to have a credit rating of B1.

(8)
Investment grade counterparties are parties to PPAs for approximately 35% of the generation capacity of the Initial Portfolio, the remainder of the counterparties are assumed to have a B1 credit rating.

(9)
Investment grade counterparties are parties to PPAs for approximately 80% of the generation capacity of the Initial Portfolio, the remainder of the counterparties are assumed to have a B1 credit rating.

California

        Overview:    Our California assets consist of four wind assets and 23 solar PV assets with a total nameplate capacity of approximately 43.1 MW. Three of these assets are utility assets that deliver energy to Pacific Gas & Electric (5.5 MW). The remaining assets consist of stationary and mobile distributed generation assets that deliver energy to retail customers. Mobile distributed generation assets consist of truck-towable trailer-mounted solar PV panels, batteries and inverters. The self-contained unit can be towed to the site where electricity is required and deliver energy without utility distribution interconnection. Except for utility sales, where we are only compensated for energy, we receive revenue from both the sale of energy and the sale of associated RECs. The assets were originally constructed by DC Solar, Foresight, Greenleaf and Foundation Windpower.

        Our California wind assets include a total of four General Electric 1.85-82.5 wind turbines (7.4 MW). All four turbines were constructed by Foundation Windpower and are less than one year old. All four assets are considered distributed generation, selling energy to large commercial counterparties. All power sales are made pursuant to PPAs with a remaining term of 20 years. The management-derived weighted average credit rating of the counterparties is Baa2. We intend to enter into a services agreement with Foundation Windpower for asset management and operations and maintenance for these generating facilities.

        All of our California solar assets are crystalline PV. We deploy five different mounting systems: ground mount, tracked ground mount, canopy structures, roof mount and portable. Our two fixed ground mount assets sell energy to Pacific Gas & Electric under PPAs with remaining terms of 19.0 years. Our four single-axis tracked ground mount assets sell energy to the state of California under PPAs with remaining terms of 17.9 years. Our rooftop and canopy mount assets sell energy to commercial users under PPAs with a remaining term of 12 to 27 years. Our portable solar generators are contracted under long-term leases. The credit rating of PG&E is Baa1. The credit rating of the state of California is Aa3. The management-derived weighted average credit rating for the counterparties to our other solar assets is Baa3.

        Operations and Maintenance:    Operations and maintenance is contracted with qualified local contractors including SunEdison, Cenergy and Mitsubishi.

        Interconnection:    Interconnections are at the customer's retail electrical system or, in the case of utilities, through an executed SGIP interconnection agreement.

Massachusetts

        Overview:    Our Massachusetts assets consist of 19 solar PV assets with a total nameplate capacity of approximately 15.3 MW. All of these assets are distributed generation assets that deliver energy to retail customers. In all cases we receive revenue from both the sale of energy and the sale of associated renewable energy credits ("ZRECs").

        Power Purchase Agreements:    Each asset sells energy to a retail customer under a PPA with a remaining term of 16.8 years. Customers are both commercial and municipal. The management-derived weighted average credit rating of these customers is A2.

        Operations and Maintenance:    Operations and maintenance is contracted with a qualified local contractor.

        Interconnection:    Interconnections are predominantly at 480 volts on the customer's electrical system. In three of the assets, distribution voltage wheeling is provided to supply the end-use customer.

Montana

        Overview:    Our Montana asset consists of one wind asset with a total nameplate capacity of approximately 10 MW. This asset is a utility asset that delivers energy to Northwestern Energy.

        Power Purchase Agreements:    The asset sells energy to Northwestern Energy under a PPA with a remaining term of 19.7 years. Northwestern Energy's credit rating is A1.

        Operations and Maintenance:    Operations and maintenance is contracted with General Electric.

        Interconnection:    Interconnection is at transmission voltage on Northwestern Energy's electrical system.

New Jersey

        Overview:    Our New Jersey assets consist of 59 solar PV assets with a total nameplate capacity of approximately 27 MW. All of these assets are distributed generation assets that deliver energy to retail customers. In all cases we receive revenue from both the sale of energy and the sale of associated SRECs.

        Power Purchase Agreements:    Each asset sells energy to a retail customer under a PPA with a remaining term of between 15 and 20 years. Customers are both commercial and municipal. The management-derived weighted average credit rating of these customers is Ba3.

        Operations and Maintenance:    Operations and maintenance is contracted with a qualified local contractor.

        Interconnection:    Interconnections are predominantly at 480 volts on the customer's electrical system.

Texas

        Overview:    Our Texas asset consists of one utility scale dual axis tracked PV asset with a total nameplate capacity of approximately 5.4 MW. It is a utility asset that delivers energy to Central Public Services ("CPS").

        Power Purchase Agreements:    The asset sells energy to the City of San Antonio under a PPA with a remaining term of 24.5 years. CPS's credit rating is Aa1.

        Operations and Maintenance:    Operations and maintenance is contracted with qualified local contractors.

        Interconnection:    Interconnection is at transmission voltage on CPS's electrical system.

Puerto Rico

        Overview:    Our Puerto Rico asset consists of one solar PV asset with a total nameplate capacity of approximately 5.6 MW. It is a distributed generation asset that delivers energy to the San Juan Convention Center.

        Power Purchase Agreements:    The asset sells energy to the San Juan Convention Center, which is owned by a government agency of Puerto Rico, under a PPA with a remaining term of 19.5 years. The credit rating for the general obligation bonds of Puerto Rico is Caa2.

        Operations and Maintenance:    Operations and maintenance is contracted with qualified local contractors.

        Interconnection:    Interconnection is at distribution voltage at the San Juan Convention Center.

Identified Pipeline

        Following completion of this offering, we will continue to focus on investing in and acquiring assets with attributes similar to those in our Initial Portfolio: high-quality, long-life assets that have commenced or are nearly ready to commence commercial operations and which are subject to long-term PPAs with creditworthy customers. We also intend to expand and diversify our investment base into other geographic areas, within the U.S. and outside the U.S. in countries with low political risk and well-established legal systems, including Japan, Mexico and the United Kingdom.

        The following table provides summary information for each of the assets contemplated to be included in the Identified Pipeline as of September 9, 2014, all of which are solar assets.

Developer	Location	Capacity MW(1)	Number of Projects	Completion of Development/Expected Completion of Development
Developer #1	United States	127.1	21.0	Q1/2015—Q2/2016
Developer #2	United States	1.9	1.0	Q4/2014
Developer #3	United States	35.5	2.0	Q2/2015—Q3/2015
Developer #3	United Kingdom	19.0	2.0	Q2/2015
Developer #3	Mexico	30.0	1.0	Q3/2015
Developer #4	United States	14.5	2.0	Q2/2015
Developer #5	United States	4.2	1.0	Q1/2015
Developer #6	United States	5.8	Various Residential	Q2/2015
Developer #7	United States	11.6	Various Residential	Q3/2015

Total		249.6

(1)
Capacity represents the nameplate capacity, or maximum generating capacity, of an asset.

Regulatory Matters

        As owners of contracted solar and wind power generation assets, our assets are subject to regulation by various U.S. federal and state government agencies. These include the U.S. Commodity Futures Trading Commission, the Federal Energy Regulatory Commission ("FERC") and multiple state public utility commissions. None of the companies owning assets in the Initial Portfolio is subject to the Public Utility Holding Company Act of 2005 ("PUHCA"). Many of the facilities in the Initial Portfolio are "qualifying facilities" under FERC regulations and (for facilities larger than one megawatt or any group of facilities located within one mile aggregating more than one megawatt) require filing with the FERC to receive and maintain that status, which exempts them from certain regulations under PUHCA and the Federal Power Act, as amended. Certain interconnection and generating facilities may meet the revised definition of "Bulk Electric Systems" under FERC and North American Electric Reliability Corporation ("NERC") regulations and may therefore trigger NERC reporting and standards compliance requirements. Additional regulatory filings are required with various jurisdictions to perfect the ownership of renewable energy credits. Since energy generation regulations are evolving, additional regulation and reporting requirements can be expected during the operational lifetime of the facilities.

Environmental Matters

        Our operations are required to comply with various environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These existing and future laws and regulations may impact existing and new assets, require us to obtain and maintain permits and approvals, comply with all environmental laws and regulations applicable within each jurisdiction and implement environmental, health and safety programs and procedures to monitor and control risks associated with the construction, operation and decommissioning of regulated or permitted energy assets, all of which involve a significant investment of time and resources.

        Environmental, health and safety laws and regulations frequently change and often become more stringent or subject to more stringent interpretation or enforcement. Such changes in environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, could require us to incur materially higher costs, or cause a costly interruption of operations due to delays in obtaining new or amended permits.

        The failure of our operations to comply with environmental, health and safety laws, regulations and permit requirements may result in administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, denial or revocation of permits or other authorizations and issuance of injunctions to limit, suspend or cease operations.

        In addition, claims by third parties for damages to persons or property, or for injunctive relief, have been brought in the past and may be brought in the future as a result of alleged environmental, health and safety impacts associated with our activities.

        To operate our assets, we are required to obtain from federal, state and local governmental authorities a range of environmental permits and other approvals, including those described below. In addition to being subject to these regulatory requirements, we may experience significant opposition from private third parties during the permit application process or in subsequent permit appeal proceedings.

        Clean Water Act.    Our assets may be located near wetlands or other waters and we may be required to obtain permits under the federal Water Pollution Control Act from the U.S. Army Corps of Engineers for the discharge of dredged or fill material into waters of the United States, including wetlands and streams.

        National Environmental Policy Act ("NEPA").    Our assets may also be subject to environmental review under NEPA, which requires federal agencies to evaluate the environmental impact of all "major federal actions" significantly affecting the quality of the human environment. The granting of a land lease, a federal permit or similar authorization for a major development project, or the interconnection of a significant private project into a federal project, generally is considered a "major federal action" that requires review under NEPA. As part of the NEPA review, the federal agency considers a broad array of environmental impacts, including impacts on air quality, water quality, wildlife, historical and archeological resources, geology, socioeconomics and aesthetics, as well as alternatives to the project.

        Endangered and Protected Species.    Federal agencies consider the impact on endangered, threatened and other species and their habitats when deciding whether to grant permits for our assets. Our assets must comply with and are subject to liability under state and local wildlife protection laws and three federal acts: the Endangered Species Act ("ESA"), which prohibits and imposes stringent civil and criminal penalties for harming endangered or threatened species and their habitats; the Bald and Golden Eagle Protection Act ("BGEPA"), which protects bald and golden eagles; and the Migratory Bird Treaty Act ("MBTA"), which protects over 1,000 species of migratory birds. Many states also have similar laws. Permits can be issued under the ESA and BGEPA, but are not authorized for issuance under the MBTA. Because the operation of clean energy assets, especially wind assets, could result in injury or fatalities to protected birds and bats, federal and state agencies often recommend or require conducting avian and bat risk assessments prior to issuing permits for our assets and may require ongoing monitoring, mitigation activities or financial compensation as a condition to issuing a permit for an asset. Violations of the ESA, BGEPA, MBTA and similar state laws may result in fines, penalties, criminal sanctions or injunctions. For example, the federal government recently imposed significant fines and penalties and future compliance obligations on Duke Energy with respect to two wind assets due to the alleged take of various eagles and migratory birds. As a result, there may be an increased likelihood of criminal or civil enforcement, including curtailment or shutdown, against other wind assets as a result of a violation of the above laws.

        Historic Preservation.    State and federal agencies may, under the National Historic Preservation Act or similar law, require our assets to conduct archeological surveys or take other measures to protect historic, archaeological, religious or cultural resources located or discovered near or on our asset sites. Ongoing monitoring, mitigation activities or financial compensation may be required as a condition to conducting asset operations.

        State Permits.    Our assets also often require state law-based permits in addition to federal permits. State agencies evaluate similar issues as federal agencies, including the asset's impact on wildlife, historic sites, aesthetics, wetlands and water resources, agricultural operations and scenic areas. States may impose different or additional monitoring or mitigation requirements than federal agencies. Additional approvals may be required for specific aspects of an asset, such as stream or wetland crossings, impacts to designated significant wildlife habitats, storm water management and highway department authorizations for oversize loads and state road closings during construction. Permitting requirements related to transmission lines may be required in certain cases.

        Local Regulations.    Our operations are subject to local environmental and land use requirements, including county and municipal land use, zoning, building, water use and transportation requirements. Permitting at the local municipal or county level often consists of obtaining a special use or conditional use permit under a land use ordinance or code, or, in some cases, rezoning in connection with the asset. Obtaining or maintaining a permit often requires us to demonstrate that the asset will conform to development standards specified under the ordinance so that the asset is compatible with existing land uses and protects natural and human environments. Local or state regulatory agencies may require modeling, testing and, where applicable, ongoing mitigation of sound levels, radar and other microwave interference and/or shadow flicker in connection with the permitting and approval process. Local or state agencies also may require decommissioning plans and the establishment of financial assurance mechanisms for carrying out the decommissioning plan.

Management, Disposal and Remediation of Hazardous Substances

        We lease real property and may be subject to U.S. requirements regarding the storage, use, transportation and disposal of petroleum products and toxic or hazardous substances, including spill prevention, control and counter-measure requirements. If our leased or operated properties are contaminated, whether during or prior to our leasing or operation, we could be responsible for the costs of investigation and cleanup and for any related liabilities, including claims for damage to property, persons or natural resources. That responsibility may arise even if we were not at fault and did not cause or were not aware of the contamination. In addition, waste we generate is at times sent to third-party disposal facilities. If those facilities become contaminated, we and any other persons who arranged for the disposal or treatment of hazardous substances at those sites may be jointly and severally responsible for the costs of investigation and remediation, as well as for any claims for damage to third parties, their property or natural resources.

Seasonality

        The amount of power our solar assets produce is dependent in part on the amount of sunlight, or insolation, where the assets are located. Because shorter daylight hours in winter months results in less insolation, the generation of particular assets will vary depending on the season. We expect the solar assets in our Initial Portfolio to generate the lowest amount of power during the first and fourth quarter of each year. As a result, we expect our revenue and cash available for distribution to be lower during the first and fourth quarters.

        The amount of power our wind assets produce depends in part on the speed, direction and seasonal variations of the wind in a particular location.

Competition

        Upon completion of this offering, we will compete with municipal utilities, independent coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use solar, wind, hydro-electric, geothermal and fuel cell technologies. An increase in competition in our markets could arise from new ventures or expanded operations from existing competitors. We will also compete with other investors for the acquisition of renewable energy assets.

Properties

        The land on which our assets will be located are held pursuant to leases or similar arrangements between us, as lessee, and the fee owner of the lands, as lessors. We believe that we have satisfactory leasehold estates or similar arrangements to such lands. We have no knowledge of any material challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or license, and we believe that we have satisfactory title to all of our material leases, easements, rights-of-way, permits and licenses.

        See "—Our Initial Portfolio" for a description of our principal properties following completion of this offering.

Insurance

        We share insurance coverage with our general partner, for which we will reimburse our general partner pursuant to the terms of the Partnership Agreement, as described under "The Partnership Agreement." To the extent our general partner experiences covered losses under the insurance policies, the limit of our coverage for potential losses may be decreased. Our insurance program includes directors and officers' insurance, errors and omissions, general liability insurance and worker's compensation insurance in amounts which management believes are reasonable and appropriate.

Employees

        We do not have any employees. We will rely on our general partner in accordance with the terms of the Partnership Agreement to provide us with employees needed to carry out our operations. See "The Partnership Agreement."

Legal Proceedings

        We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business.

MANAGEMENT

        Our general partner will manage our operations and activities on our behalf through its directors and officers. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders.

        Our general partner is in the process of evaluating its management team to, among other things, determine the size and composition of its executive team after completion of this offering. Currently, we anticipate the executive officers of our general partner following this offering will include those named in the table below and we also expect that our general partner will appoint additional executive officers prior to the consummation of this offering. Further, we expect the members of our general partner will appoint additional directors to its board of directors prior to the consummation of this offering. Once a determination to appoint an additional executive officer or a new director is made by our general partner, we will update this prospectus to reflect the determination.

        In evaluating director candidates, our general partner and its members will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board of directors' ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board of directors to fulfill their duties.

        Following the consummation of this offering, our general partner and its affiliates will not receive any management fee or other compensation in connection with the management or operation of our business. However, our Partnership Agreement will require us to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf in connection with managing our business. These expenses include salary, bonus, incentive compensation, directors' fees and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our Partnership Agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Our Partnership Agreement will not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Please read "The Partnership Agreement."

        The following table shows information for the directors and executive officers of our general partner.

Name	Age	Position with Our General Partner
R. David Kelly	50	Chairman of the Board of Directors
Kevin Adler	48	Chief Executive Officer and Director
Brian Lessig	42	President and Director
Jason Barrett	43	Managing Director
David Millstone	37	Director
David Winter	38	Director

        R. David Kelly.    Mr. Kelly was elected Chairman of the board of directors of our general partner in April 2013. Since November 2009, Mr. Kelly has served as chairman and trustee of the Teachers' Retirement System of Texas ("TRS"), the 17th largest pension plan sponsor in the world. Mr. Kelly has been trustee to TRS since October 2007. Since March 2013, Mr. Kelly has served as a special advisor to The Croesus Group of Singapore. He serves as Chairman of two Croesus portfolio companies, Everglory Financial, a Tokyo based financial services company and Croesus & Company, a real estate investment vehicle based in Irving Texas. From April 2009 to January 2014, Mr. Kelly served on the Advisory Board of Al Masah Capital Limited, a Dubai-based asset management firm that manages private equity, real estate and listed equity funds focused on the Middle East and North Africa region. In 2011 Mr. Kelly founded StraightLine Realty Partners, a real estate advisory firm based in Dallas,

Texas. From 1995 to 2010, Mr. Kelly was a founder and partner of Carleton Residential Properties ("Carleton"). While at Carleton, Mr. Kelly developed or constructed over 12,000 units of market rate and Section 42 tax credit financed housing in partnership with institutional, individual and governmental investment partners. Mr. Kelly also served as Chairman of the Texas Public Finance Authority, a primary debt issuer for the State of Texas, from December 2001 to February 2007, was a member of the Advisory Board of the Texas Accessibility Coalition and is a member of the Dallas Assembly. Mr. Kelly graduated cum laude as a John Harvard Scholar in Economics from Harvard University and completed an MBA at Stanford University Graduate School of Business Administration. We believe that Mr. Kelly's 30 years of experience in investing and advising private and public companies provides him with the necessary skills to be a member of the board of directors of our general partner. His board positions and his experience as chairman of other companies provide additional experience to the board of directors in evaluating corporate opportunities.

        Kevin Adler.    Mr. Adler has served as the Chief Executive Officer and a director of our general partner since February 2013. Prior to co-founding Sol-Wind, LLC, Mr. Adler was the Chief Executive Officer of Southport Lane Management, LLC ("Southport"), a private equity firm, from January 2012 to February 2013. Mr. Adler also founded a boutique advisory firm, AFI Capital Solutions in 2010. Previously, Mr. Adler served as the Global Head of Structured Finance for the Invention Development Fund at Intellectual Ventures, a private equity firm, from April 2008 to April 2010. Mr. Adler has a BA degree from Emory University, a JD from Case Western Reserve University and a Masters in Tax from New York University Law School. We believe that Mr. Adler's experience with private equity and equity-related investments and structuring tax-related products, as well as his in-depth knowledge of our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner.

        Brian Lessig.    Mr. Lessig has served as the President and a director of our general partner since February 2013. Prior to co-founding Sol-Wind, LLC, Mr. Lessig was President of Southport from January 2012 to February 2013 and Head of M&A through May 2013. Mr. Lessig has also been a Managing Partner of AFI Capital Solutions since March 2011. Previously, Mr. Lessig was Chief Executive Officer of Sync-Think, Inc., a portfolio company of Quadrant Management, from November 2009 through December 2010, and served in multiple roles in the Financial Institutions Investment Banking Group at Merrill Lynch from August 1999 to April 2009 before departing as a Managing Director. Mr. Lessig was a Senior Financial Auditor at Ernst & Young from 1993 to 1997. Mr. Lessig graduated summa cum laude with a BBA in Accounting from Hofstra University and completed an MBA with distinction from Northwestern University's J.L. Kellogg Graduate School of Management. We believe that Mr. Lessig's 20 years of accounting, financial, private equity and executive management experience, as well as his in-depth knowledge of our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner.

        Jason Barrett.    Mr. Barrett has served as Managing Director of our general partner since March 2013. Prior to joining Sol-Wind, LLC, Mr. Barrett was a founding partner of Paladin Strategic Partners from August 2009 to February 2013. Previously, Mr. Barrett served as a Vice President in the Global Structured Finance & Investments Group at Merrill Lynch from June 2006 to September 2008 and then Head of Alternative Asset Syndication—FICC Asset Management at Merrill Lynch from October 2008 to August 2009. Mr. Barrett was a Vice President in Debt Capital Markets at Credit Suisse from June 2004 to May 2006 and a Senior Business Manager at Fannie Mae from 2002 to 2004. Mr. Barrett was a banker in Morgan Stanley's Structured Products Group executing cash and synthetic securitizations for insurance companies and GSEs from June 1998 to May 2002 and a Property Casualty Underwriter at the Hartford Insurance Group (formerly ITT Hartford) from June 1992 to July 1996. Mr. Barrett holds a BBA in Finance and International Business from Howard University where he was a Trustee & ITT Hartford Scholar and an MBA from Cornell University's Johnson Graduate School of Management where he was a Robert Toigo Fellow.

        David Winter.    Mr. Winter has served as a Director of our general partner since November 2012. Since February 2009, Mr. Winter has served as Co-Chief Executive Officer and Co-Chief Investment Officer of 40 North Management LLC ("40 North"), a privately-held, diversified investment firm. 40 North invests across the public and private markets, including real estate, through Winter Properties. In addition, since November 2009, Mr. Winter has served as Vice Chairman of G-I Holdings Inc., the corporate parent of Building Materials Corporation of America, d/b/a "GAF" ("GAF"), the nation's largest roofing manufacturer. Since February 2011, he has served as Vice Chairman of Route 70 Services LLC, the corporate parent of Specialty Granules Inc., a domestic aggregates and mining company serving the building materials industry. From November 2009 to August 2011, Mr. Winter served as Vice Chairman of International Specialty Products Inc., a global specialty chemical manufacturer. Mr. Winter graduated magna cum laude with a BA from the University of Pennsylvania. We believe that Mr. Winter's operational and investment experience, as well as his in-depth knowledge of our partnership, provide him with the necessary skills to be a member of the board of directors of our general partner.

        David Millstone.    Mr. Millstone has served as a Director of our general partner since November 2012. Since February 2009, Mr. Millstone has served as Co-Chief Executive Officer and Co-Chief Investment Officer of 40 North. In addition, since November 2009, Mr. Millstone has served as Vice Chairman of GAF since February 2011, has served as Vice Chairman of Route 70 Services LLC. From November 2009 to August 2011, Mr. Millstone served as Vice Chairman of International Specialty Products Inc., a global specialty chemical manufacturer. Mr. Millstone graduated cum laude with a BA from Yale University and magna cum laude with a JD from Harvard Law School. We believe that Mr. Millstone's operational and investment experience, as well as his in-depth knowledge of our partnership, provide him with the necessary skills to be a member of the board of directors of our general partner.

Director Independence

        The NYSE does not require a publicly-traded limited partnership, such as ours, to have a majority of independent directors on the board of directors of its general partner or to establish a compensation or a nominating and corporate governance committee. However, our general partner is required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act. In accordance with the rules of the NYSE, our general partner must appoint at least one independent director to the board of directors of our general partner prior to the listing of our common units on the NYSE, one additional independent member within 90 days of the effective date of the registration statement of which this prospectus forms a part, and one additional independent member within one year from such effective date. The board of directors of our general partner will be comprised of                directors, including                independent directors, at the completion of this offering.

                        and                q ualify as "independent" pursuant to independence standards established by the NYSE as set forth in Section 303A.02 of the NYSE's Listed Company Manual. To be considered an independent director under the NYSE listing standards, the board of directors must affirmatively determine that a director has no material relationship with us. In making this determination, the board of directors of our general partner adheres to all of the specific tests for independence included in the NYSE's listing standards and considers all other facts and circumstances it deems necessary or advisable.

Board Leadership Structure and Role in Risk Oversight

        The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer; rather, that relationship is defined and governed by the limited liability company agreement of our general partner, which permits the coincidence of the offices. Directors serving on the board of directors of our general partner are designated or elected by its members. Accordingly, unlike holders of common stock in a corporation, our common unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our Partnership Agreement.

        The management of enterprise-level risk at our limited partnership by our general partner may be defined as the process of identification, management and monitoring of events that present opportunities and risks with respect to creation of value for our common unitholders. We expect that the board of directors of our general partner will delegate to its management the primary responsibility for enterprise-level risk management of our limited partnership, while that board of directors will retain responsibility for oversight of management in that regard. We expect that management will offer an enterprise-level risk assessment to the board of directors of our general partner at least once every year.

Committees of the Board of Directors

        The board of directors of our general partner will have an Audit Committee and a Compensation Committee.

Audit Committee

        Our general partner is required to have an Audit Committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. The Audit Committee will assist the board of our general partners in its oversight of the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The Audit Committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The Audit Committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the Audit Committee and our management, as necessary. In addition, any matters approved by the Audit Committee will be conclusively deemed approved by all of our partners and not a breach by our general partner of any duties it may owe us or our common unitholders.                and                will serve as the initial independent members of the Audit Committee.                will satisfy the definition of Audit Committee financial expert for purposes of the SEC's rules.

        In addition, our Partnership Agreement provides for the Audit Committee to review conflicts of interest between us and our general partner or between us and affiliates of our general partner. If a matter is submitted to the Audit Committee for their review and approval, the Audit Committee will determine if the resolution of a conflict of interest that has been presented to it by the board of directors of our general partner is fair and reasonable to us. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Compensation Committee

        Our general partner will have a Compensation Committee, which will be comprised of                members. The Compensation Committee is not required to meet the independence and experience standards established by the NYSE. The Compensation Committee will assist the board of directors of our general partner in discharging its responsibilities relating to compensation matters, including matters relating to compensation programs for directors and executive officers of our general partner. The Compensation Committee has overall responsibility for evaluating and approving our compensation plans, policies and programs, setting the compensation and benefits of executive officers and granting awards under and administering our equity compensation plans. The Compensation Committee is charged with, among other things, establishing compensation practices and programs that are (i) designed to attract, retain and motivate exceptional leaders, (ii) structured to align compensation with our overall performance and growth in distributions to unitholders, (iii) implemented to promote achievement of short-term and long-term business objectives consistent with our strategic plans and (iv) applied to reward performance.                and                will serve as the initial members of our Compensation Committee.

EXECUTIVE COMPENSATION

        Our general partner, under the direction of its officers and the board of directors, is responsible for managing our operations and employs all of the employees that operate our business. The compensation payable to the officers of our general partner is paid by our general partner and such payments are reimbursed by us on a dollar-for-dollar basis. See "The Partnership Agreement—Reimbursement of Expenses."

        This section addresses our general partner's executive compensation program for its named executive officers. It includes a discussion of the material elements of compensation earned by, or awarded or paid to, the three most highly compensated "named executive officers" of our general partner. This section also describes the compensation actions taken by our general partner during 2013 and is intended to provide a further understanding of the amounts displayed in the required tabular disclosures. In addition, we highlight certain attributes of our general partner's executive compensation program and compensation approach that it intends to adopt when we are a publicly traded limited partnership. The information set forth in this section is presented pursuant to the reduced disclosure rules applicable to emerging growth companies. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        Our named executive officers for 2013 were:

  •
  Kevin Adler, who serves as the Chief Executive Officer of our general partner;

  •
  Brian Lessig, who serves as the President of our general partner; and

  •
  Jason Barrett, who serves as the Managing Director of our general partner.

Summary Compensation Table

        The following table shows information regarding the compensation of our general partner's named executive officers for services performed in the year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Kevin Adler	2013	$66,652.40	—	—	—	$66,652.40
Chief Executive Officer
Brian Lessig	2013	—	—	—	$6,222.84	$6,222.84	(1)
President
Jason Barrett	2013	$130,000.00	—	—	—	$130,000.00
Managing Director

(1)
Payment in respect of reimbursement for third-party medical expense.

Narrative Disclosure to Summary Compensation Table

Elements of Compensation

        The primary elements of our general partner's compensation structure are base salary, annual cash incentive bonuses and certain employee benefits and perquisites. The objectives of each principal element of our general partner's executive compensation program for fiscal year 2013 are described in more detail below.

Base Salary

        The named executive officers receive a base salary to compensate them for services they render. The base salary is intended to provide a fixed component of compensation that reflects the executive's skill set, experience, role and responsibilities. It is designed to be at a level that our general partner believes is reflective of the market and necessary to attract and retain the caliber of professionals needed to achieve high performance and grow our business and provides for increases based upon the achievement of certain, value-enhancing performance conditions.

Annual Cash Incentives Bonus

        The second component of our general partner's named executive officer compensation is discretionary annual cash incentive bonuses based on company performance. The bonuses are entirely discretionary and are not awarded unless our general partner feels that the executive's performance has provided substantial contributions to the partnership's value.

Employee Benefits and Perquisites

        Our general partner maintains various benefit programs for eligible employees, including its named executive officers. These benefits include programs such as medical, dental, a 401(k) defined contribution plan.

Employee Agreements

        As of December 31, 2013, our general partner was party to an employment agreement with Kevin Adler (dated February 4, 2013) and a letter agreement with Jason Barrett (dated April 11, 2013) (collectively, the "Prior Agreements").

        Under Mr. Adler's prior employment agreement, he was entitled to an initial base salary of $75,000, which would (i) be increased to $400,000 in the event that we managed over $400 million of assets or became listed on a national stock exchange and (ii) be increased to $800,000 in the event that both (a) we managed over $1.5 billion of assets and (b) our public market equity capitalization exceeded $1.5 billion for twenty consecutive trading days. Mr. Adler was also eligible for a discretionary bonus. In the event of a termination without cause, Mr. Adler was, subject to him signing a release of claims, entitled to receive severance consisting of 12 months of his base salary, payable in a lump sum. Mr. Adler's prior employment agreement also required him to comply with certain restrictive covenants.

        Under Mr. Barrett's prior letter agreement, he was entitled to an initial base salary of $165,000, which would (i) be increased to $250,000 in the event that we managed over $400 million of assets or became listed on a national stock exchange and (ii) be increased to $300,000 in the event that both (a) we managed over $1.5 billion of assets and (b) our public market equity capitalization exceeded $1.5 billion for twenty consecutive trading days. Mr. Barrett was also eligible for a discretionary bonus. Mr. Barrett's prior letter agreement also contemplated that he would be issued phantom stock and equity interests if we became listed on a national stock exchange. In the event of a termination without cause, Mr. Barrett was entitled to receive severance consisting of three months of his base salary, payable in a lump sum and automatic vesting of equity incentive compensation. Mr. Barrett's prior letter agreement also required him to comply with certain restrictive covenants.

        Our general partner intends to enter into new employment agreements with each of its executive officers prior to the consummation of this offering (collectively, the "Employment Agreements"). The Employment Agreements will supersede the Prior Agreements.

Long-Term Incentive Plan

        In connection with this offering, the board of directors of our general partner will adopt a long-term incentive plan for employees, consultants and directors who perform services for us. We expect that the long-term incentive plan will provide for awards of restricted common units, unit options, phantom units, unit payments, other unit-based awards, distribution equivalent rights and performance awards. Our long-term incentive plan will limit the number of units that may be delivered pursuant to awards to        % of the common units then outstanding. Common units withheld to satisfy exercise prices or tax withholding obligations are available for delivery pursuant to other awards. Our long-term incentive plan will be administered by the Compensation Committee of the board of directors of our general partner, which we refer to as the plan administrator.

        The plan administrator may terminate or amend our long-term incentive plan at any time with respect to any of our common units for which a grant has not yet been made. The plan administrator also has the right to alter or amend our long-term incentive plan or any part of the plan from time to time, including increasing the number of common units that may be granted, subject to common unitholder approval as required by the exchange upon which our common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The plan will expire on the tenth anniversary of its approval, when common units are no longer available under the plan for grants or upon its termination by the plan administrator, whichever occurs first.

        Upon the exercise of a unit option or the vesting of a phantom unit (to the extent the award is settled in common units), we may acquire common units on the open market or from any other person or we may directly issue common units or use any combination of the foregoing, in the plan administrator's discretion. If we issue new common units upon the exercise of a unit option or the vesting of a phantom unit, the total number of common units outstanding will increase.

        In connection with the closing of this offering, the board of directors of our general partner will grant $        of restricted common units (or        restricted common units based on a grant date value of $        per unit at the closing of this offering) to each of our general partner's directors and may grant up to an additional        restricted common units to certain key employees that provide services for us, including executive officers, pursuant to our long-term incentive plan. Although the board of directors of our general partner may grant restricted common units to key employees in connection with this offering, it has made no determination as to which key employees may be awarded restricted common units or the amount of such grants. Restricted common units awarded to our general partner's directors at the closing of this offering will vest ratably over three years beginning on the first anniversary from the date of the grant. Restricted common units awarded to key employees at the closing of this offering are expected to vest 25%, 25% and 50% on the third, fourth and fifth anniversaries, respectively, from the date of the grant. Holders of restricted common units are entitled to distributions at the minimum quarterly distribution rate and have such voting rights as are provided to common unitholders under our Partnership Agreement. Certain of our key employees hold grants under our general partner's long-term incentive plan.

Director Compensation

        The officers or employees of our general partner or of our general partner who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of our general partner will receive compensation as set by our general partner's board of directors. Effective as of the closing of this offering, each non-employee director will receive cash compensation of $        per year for attending our general partner's regular board and distribution meetings. Each non-employee director will receive $        for each special meeting attended and

$            per Compensation or Audit Committee meeting attended. The chairman of the Audit Committee will receive an annual fee of $        per year and the chairman of the Compensation Committee will receive an annual fee of $        per year. Furthermore, each non-employee director will receive an annual grant of restricted common units under the long-term incentive plan equal to $        in value. These units will vest ratably over three years beginning one year from the grant date. In addition, non-employee directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees.

        Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of our limited partnership units that, upon the completion of this offering and the related transactions and assuming that the underwriters do not exercise their right to purchase the option units, will be owned by:

  •
  each person or group of persons known by us to be a beneficial owner of 5% or more of the then-outstanding limited partnership units;

  •
  each director of our general partner;

  •
  each executive officer of our general partner; and

  •
  all directors and executive officers of our general partner as a group.

        The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

        The following table does not include any common units that directors and executive officers may purchase in this offering through the directed unit program described under "Underwriting." Percentage of total units to be beneficially owned after this offering is based on the number of limited partnership units expected to be outstanding after this offering.

Name and Address of Beneficial Owner(1)	Common Units To Be Beneficially Owned After This Offering(2)(3)	Percentage of Common Units To Be Beneficially Owned After This Offering(2)(3)	Sponsor Units To Be Beneficially Owned After This Offering(2)	Percentage of Sponsor Units To Be Beneficially Owned After This Offering	Percentage of Common and Sponsor Units To Be Beneficially Owned After This Offering(2)(3)
Sol-Wind, LLC(4)
R. David Kelly
Kevin Adler
Brian Lessig
Jason Barrett
David Millstone
David Winter
All directors and executive officers of our general partner as a group (6 persons)

*
Less than 1%.

(1)
The address for each person listed above is c/o Sol-Wind Renewable Power, LP, 420 Lexington Avenue, Suite 2834, New York, NY 10170 unless otherwise noted.

(2)
As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire within 60 days any common or sponsor units from options, warrants, rights, conversion privileges or similar obligations.

(3)
In connection with the closing of this offering, the board of directors of our general partner will make a grant of        restricted common units to certain of our directors and executive officers that will vest over         years. The figures in the table do not give effect to this grant. See "Executive Compensation—Long-Term Incentive Plan."

(4)
Our general partner is managed by its board of directors. BKM, LLC and 40 North Investments LP ("40 North Investments") are the members of Sol-Wind, LLC. 40 North Management LLC, a Delaware limited liability company ("40 North Management"), serves as principal investment manager to 40 North Investments LP. Mr. Winter and Mr. Millstone each serve as members of 40 North Management. The principal business address of 40 North Management and 40 North Investments is 9 West 57th Street, 30th Floor, New York, New York 10019.

  The membership interests of BKM, LLC are held and the entity is controlled by Messrs. Adler, Lessig, Barrett and Kelly.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        After this offering, assuming that the underwriters do not exercise their right to purchase option units, our general partner will own all of our sponsor units, representing approximately      % of our outstanding limited partnership units and all of the incentive distribution rights.

Distributions and Payments to Our General Partner and its Affiliates

        The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the Formation Transactions, this offering, ongoing operation and any liquidation of Sol-Wind Renewable Power, LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage
The aggregate consideration received by our general partner prior to or in connection with this offering	• sponsor units;
• a 2.0% general partner interest; and
• all of our incentive distribution rights.

In addition, under the IPPA, we will make a cash payment to our general partner in connection with our acquisition of interests in the Initial Portfolio from our general partner. See "—Agreements with Affiliates in Connection with the Formation Transactions—Initial Portfolio Purchase Agreement."

Operational Stage
Distributions of cash available for distribution to our general partner and its affiliates

We will initially make cash distributions 98.0% to our unitholders pro rata, including our general partner, as the holder of all of our sponsor units, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50% (including 2.0% in respect of its general partner interest) of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common and sponsor units for four quarters, our general partner would receive an annual distribution of approximately $        million on its 2.0% general partner interest and would receive an annual distribution of approximately $        million on its sponsor units.

If our general partner elects to reset the minimum quarterly distribution, it will be entitled to receive newly issued common units. See "Provisions of Our Partnership Agreement Relating to Cash Distributions—Our General Partner's Right to Reset the Incentive Distribution Level."

Payments to our general partner and its affiliates

Pursuant to the Management Services Agreement, we will reimburse our general partner and its respective affiliates for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit. See "—Agreements with Affiliates in Connection with the Formation Transactions—Management Services Agreement."

Our general partner and its affiliates will not receive any management fee or other compensation in connection with our general partner's management of our business. However, our general partner and its affiliates will be entitled to reimbursement for any other expenses they incur on our behalf and any other necessary or appropriate expenses allocable to us or reasonably incurred by our general partner and its affiliates in connection with operating our business to the extent not otherwise covered by the Management Services Agreement. Our Partnership Agreement provides that our general partner will determine any such expenses that are allocable to us in good faith and that such reimbursement will be paid before we make any distributions to our unitholders or in respect of our general partner's interest in us.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See "The Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage
Liquidation

Upon our liquidation, our partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances and our sponsor units will have a preference in liquidation to our common units.

Agreements with Affiliates in Connection with the Formation Transactions

        We will enter into various documents and agreements with our general partner related to the Formation Transactions. Some of these agreements are not the result of arm's-length negotiations, and they, or any of the transactions that they provide for, are not and may not be effected on terms at least as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties. Because some of these agreements relate to the Formation Transactions that, by their nature, would not occur in a third-party situation, it is not possible to determine what the differences would be in the terms of these transactions when compared to the terms of transactions with an unaffiliated third party. We believe the terms of these agreements to be comparable to the terms of agreements used in similarly-structured transactions.

Management Services Agreement

        We will enter into the Management Services Agreement with our general partner pursuant to which it will perform certain administrative services for us, including services related to day-to-day management of our business, accounting, finance, business development and acquisitions, legal, risk management, information technology, preparation of K-1s, investor relations and taxes. In addition, under the agreement our general partner will provide all employees as may be necessary to operate, manage and develop our business. We are required to reimburse our general partner for their direct expenses or, where the direct expenses cannot reasonably be determined, an allocated cost as set forth in the agreement. The reimbursements to our general partner and its affiliates will be made prior to cash distributions to our common unitholders.

        We have agreed to indemnify each of our general partner, its affiliates (other than us) and its and its affiliates' directors, officers, agents, members, partners, stockholders, employees and other representatives to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the respective businesses, investments and activities of our subsidiaries receiving services under the Management Services Agreement and us or in respect of or arising from the Management Services Agreement or the services provided by our general partner, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud, willful misconduct or recklessness or, in the case of a criminal matter, conduct that the indemnified person knew was unlawful.

        The Management Services Agreement will provide that our general partner may terminate the agreement upon 180 days prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 60 days after written notice of the breach is given to us. In addition, the Management Services Agreement will provide that we may terminate the agreement upon 180 days prior written notice to our general partner upon the occurrence of any of the following: (i) our general partner defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied after written notice thereof is given to our general partner (subject to certain cure periods); (ii) our general partner engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) our general partner is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; (iv) upon the happening of certain events relating to the bankruptcy or insolvency of our general partner; and (v) upon the date that our general partner experiences a change in control. Furthermore, if we request an amendment to the scope of services provided by our general partner under the Management Services Agreement and we are not able to agree with our general partner as to a change to the service fee resulting from a change in the scope of services, we will be able terminate the agreement upon prior notice to our general partner.

        We will not be able to terminate the agreement for any other reason, and the agreement continues in perpetuity until terminated in accordance with its terms. If our general partner's performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our common units could suffer. See "Risk Factors—Risks Related to Our Business—We are highly dependent on our general partner, particularly for the provision of management and administration services to our operations and assets, and our ability to terminate the Management Services Agreement early will be limited."

Initial Portfolio Purchase Agreement

        Immediately prior to the closing of this offering, we will enter into the IPPA with our general partner, under which, among other things, our general partner will agree to sell us all of its interests in our Initial Portfolio. The IPPA contains customary representations and warranties related to, among other things, the organization and good standing of us and our general partner, our and our general partner's authorization to enter into the IPPA, our general partner's ownership of the interest to be sold under the agreement and the lack of governmental or other consents necessary for our general partner to transfer the Initial Portfolio. The IPPA also provides for our general partner's assignment of all of its rights under the purchase agreements under which it acquired the interests comprising the Initial Portfolio to us, and our assumption of all of the obligations of our general partner under those agreements. The purchase price for the interests in the Initial Portfolio to be sold to us under the IPPA will be $             million and our general partner has informed us that it will pay $             million for such interests (in each case, assuming an initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover page of this prospectus)).

The Partnership Agreement

        We summarize the provisions of our Partnership Agreement elsewhere in this prospectus:

  •
  with regard to distributions of cash available for distribution, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions";

  •
  with regard to the duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties";

  •
  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units"; and

  •
  with regard to allocations of taxable income and taxable loss, please read "Material U.S. Federal Income Tax Consequences."

Registration Rights

        Under our Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other limited partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees. The Partnership Agreement provides our general partner with both demand and piggyback registration rights. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

Procedures for Review, Approval and Ratification of Transactions with Related Persons

        The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the Audit Committee of the board of directors of our general partner will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the related party transactions policy will provide that our management will make all reasonable efforts to cancel or annul the transaction.

        The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

        The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage our partnership in a manner it believes is in our best interests.

        Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our Partnership Agreement contains provisions that modify and limit our general partner's duties to our common unitholders. Our Partnership Agreement also restricts the remedies available to our common unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its duty.

        Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our Partnership Agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

  •
  approved by the Audit Committee, although our general partner is not obligated to seek such approval;

  •
  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Our general partner may, but is not required to, seek the approval of such resolutions from the Audit Committee or from a majority of the outstanding common units as described above. If our general partner does not seek approval from the Audit Committee or from a majority of the outstanding common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our Partnership Agreement, the board of directors of our general partner or the Audit Committee of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our Partnership Agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the Audit Committee) will be deemed to be "in good faith" unless our general partner, the board of directors of our general partner or any committee thereof (including the Audit Committee) believed such determination, other action or failure to act was not in the best interests of the partnership. See "Management—Committees of the Board of Directors—Audit Committee" for information about the Audit Committee.

        Conflicts of interest could arise in the situations described below, among others.

The members of our general partner own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including its members, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

        The members of our general partner own and control our general partner and appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its members. Therefore, conflicts of interest may arise between the members of our general partner or any of their respective affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its members over the interests of our common unitholders. These conflicts include the following situations, among others:

  •
  our general partner is allowed to take into account the interests of parties other than us, such as its members, in exercising certain rights under our Partnership Agreement, which has the effect of limiting its duty to our unitholders;

  •
  our Partnership Agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner's liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

  •
  except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

  •
  our general partner determines the amount and timing of asset purchases and sales, borrowings and issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

  •
  our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as an ongoing capital expenditure, which reduces operating surplus, or a replacement capital expenditure, which does not reduce operating surplus. See "Provisions of our Partnership Agreement Relating to Our Cash Distributions—Capital Expenditures" for a discussion on when a capital expenditure constitutes an ongoing capital expenditure or a replacement capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders which, in turn, may affect the ability of the sponsor units to convert. See "Provisions of our Partnership Agreement Relating to Our Cash Distributions—Subordination Period";

  •
  our general partner determines which costs incurred by it are reimbursable by us;

  •
  our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the sponsor units, to make incentive distributions or to accelerate the expiration of the subordination period;

  •
  our Partnership Agreement permits us to distribute up to $             million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our sponsor units or the incentive distribution rights;

  •
  our Partnership Agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

  •
  our general partner is entitled to own or acquire on its own behalf renewable energy assets and is only required to offer to sell such assets to us if it seeks to sell them;

  •
  our general partner intends to limit its liability regarding our contractual and other obligations;

  •
  our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

  •
  our general partner controls the enforcement of obligations that it and its affiliates owe to us;

  •
  our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

  •
  our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the Audit Committee or our common unitholders. This election may result in lower distributions to the common unitholders in certain situations.

        See "Conflicts of Interest and Fiduciary Duties."

Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

        Our Partnership Agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the Partnership Agreement permits the general partner to reduce cash available for distribution by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or for certain other purposes. These cash reserves will affect the amount of cash available for distribution to unitholders.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

        In some instances, our general partner may cause us (including our subsidiaries) to borrow funds in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the sponsor units, to make incentive distributions or to hasten the expiration of the subordination period.

Our Partnership Agreement limits our general partner's fiduciary duties to holders of our common and sponsor units and restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

        Our Partnership Agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our Partnership Agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

  •
  whether or not to sell any renewable energy asset it may purchase from time to time;

  •
  whether to exercise its limited call right;

  •
  how to exercise its voting rights with respect to the units it owns;

  •
  whether to elect to reset target distribution levels; and

  •
  whether or not to consent to any merger or consolidation of the partnership or amendment to the Partnership Agreement.

        In addition, our Partnership Agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our Partnership Agreement provides that:

  •
  whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our Partnership Agreement, Delaware law, or any other law, rule or regulation, or at equity;

  •
  our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it believed that the decision was in the best interest of our partnership;

  •
  our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

  •
  our general partner will not be in breach of its obligations under the Partnership Agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

  •
  approved by the Audit Committee, although our general partner is not obligated to seek such approval; or

  •
  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

        In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the Audit Committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the Partnership Agreement, including the provisions discussed above. See "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

Our common unitholders have limited voting rights and are not entitled to appoint our general partner or its directors, which could reduce the price at which our common units will trade.

        Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to appoint our general partner or its board of directors. The board of directors of our general partner, including each independent director, is chosen by its members as a result of it owning our general partner, and not by our unitholders. See "Management" and "Certain Relationships and Related Party Transactions." Unlike publicly-traded corporations, we will not conduct annual meetings of our unitholders to appoint directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations.

Even if our common unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

        If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 75% of the outstanding limited partnership units, including the limited partnership units held by our general partner and its affiliates, voting together as a single class, is required to remove our general partner. Upon completion of this offering, and assuming no exercise of the underwriters' right to purchase option units, our general partner will own all of our sponsor units, representing approximately        % of our outstanding limited partnership units. Also, if our general partner is removed without cause during the subordination period and no units held by the holders of the sponsor units or their affiliates are voted in favor of that removal, all remaining sponsor units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our Partnership Agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our general partner's general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

        Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our Partnership Agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of our common unitholders.

Our Partnership Agreement restricts the voting rights of unitholders owning 20% or more of our common units.

        Unitholders' voting rights are further restricted by a provision of our Partnership Agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their direct transferees and their indirect transferees approved by our general partner (which approval may be granted in its sole discretion) and persons who acquired such units with the prior approval of our general partner, cannot vote on any matter.

Fiduciary Duties

        Duties owed to common unitholders by our general partner are prescribed by law and our Partnership Agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

        Our Partnership Agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to our common unitholders for actions that, without those limitations, might constitute breaches of duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the duties owed by our general partner to our limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a Partnership Agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a Partnership Agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.
Partnership agreement modified standards

Our Partnership Agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our Partnership Agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the common unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the Audit Committee or our common unitholders, excluding any common units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of common unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our Partnership Agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of itself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standard

The Delaware Act provides that, unless otherwise provided in a Partnership Agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a Partnership Agreement for breach of fiduciary duty for the partner's or other person's good faith reliance on the provisions of the Partnership Agreement. Under our Partnership Agreement, to the extent that, at law or in equity, an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our Partnership Agreement.

        In addition to the other more specific provisions limiting the obligations of our general partner, our Partnership Agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or in the case of a criminal matter, acted with knowledge that such person's conduct was unlawful.

        By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our Partnership Agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a Partnership Agreement does not render the Partnership Agreement unenforceable against that person.

Right of First Offer

        Under the terms of the Partnership Agreement, to the extent our general partner seeks to sell any other wind or power generation assets, it must first offer to sell such assets to us pursuant to a pricing mechanism set forth in the Partnership Agreement and provide us with a last look with respect to the sale of such assets, and in each case our decision whether to accept such offer will be subject to the approval of an independent investment committee of the board of directors of our general partner. However, our general partner is under no obligation to sell any asset and, therefore, may compete with us under certain circumstances.

Indemnification

        Under our Partnership Agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. See "The Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Common Units

        The common units and sponsor units are separate classes of limited partnership interests in us. The holders of limited partnership units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our Partnership Agreement. For a description of the relative rights and preferences of common and sponsor units in and to partnership distributions, please read this section and "Cash Distribution Policy and Restrictions on Distributions." For a description of other rights and privileges of limited partners under our Partnership Agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

Duties

                will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our common unitholders:

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  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

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  special charges for services requested by a holder of a common unit; and

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  other similar fees or charges.

        There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify each of the transfer agent, its agents and their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for activities performed in such capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

        The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

        Upon the transfer of a common unit in accordance with our Partnership Agreement, the transferee of the common unit will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

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  represents that the transferee has the capacity, power and authority to become bound by our Partnership Agreement;

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  automatically becomes bound by the terms and conditions of, and is deemed to have executed, our Partnership Agreement; and

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  gives the consents, waivers and approvals contained in our Partnership Agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

        In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

        We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities, and any transfers of common units are subject to the laws governing the transfer of securities.

 THE PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our Partnership Agreement. The form of our Partnership Agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our Partnership Agreement upon request at no charge.

        We summarize the following provisions of our Partnership Agreement elsewhere in this prospectus:

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  with regard to distributions of cash available for distribution, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions";

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  with regard to the duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties";

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  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units"; and

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  with regard to allocations of taxable income and taxable loss, please read "Material U.S. Federal Income Tax Consequences."

Organization and Duration

        We were organized in Delaware in August 2014. Sol-Wind Renewable Power, LP will have a perpetual existence unless terminated pursuant to the terms of its Partnership Agreement.

Purpose

        Our purpose under our Partnership Agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. However, our general partner may not cause us to engage in any business activity that it determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

        Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of investment in and acquisition of solar and wind power generation assets, including entities that own such assets, our general partner may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

        Our Partnership Agreement specifies the manner in which we will make cash distributions to our common unitholders and other partnership interests and to holders of incentive distribution rights. For a description of these cash distribution provisions, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Capital Contributions

        Common unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Voting Rights

        The following is a summary of the unitholder vote required for each of the matters specified below. Matters that require the approval of a "unit majority" require:

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  during the subordination period, the approval of a majority of the outstanding common units and sponsor units, voting as a single class; and

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  after the subordination period, the approval of a majority of the outstanding common units.

        By virtue of the ownership by our general partner and its affiliates of all of the sponsor units, during the subordination period our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment that requires a unit majority.

        In voting their sponsor units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right. See "—Issuance of Additional Interests."
Amendment of the Partnership Agreement

Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See "—Amendment of the Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. See "—Dissolution."
Continuation of our business upon dissolution	Unit majority. See "—Dissolution."
Withdrawal of our general partner	No approval right. See "—Withdrawal or Removal of Our General Partner."
Removal of our general partner

Not less than 75% of the outstanding limited partnership units, including the limited partnership units held by our general partner and its affiliates, voting together as a single class. See "—Withdrawal or Removal of Our General Partner."

Transfer of our general partner interest	No approval right. See "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	No approval right. See "—Transfer of Incentive Distribution Rights."
Transfer of ownership interests in our general partner	No approval right. See "—Transfer of Ownership Interests in the General Partner."

        If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

        Our Partnership Agreement is governed by Delaware law. Our Partnership Agreement requires that any claims, suits, actions or proceedings:

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  arising out of or relating in any way to the Partnership Agreement (including any claims, suits, actions or proceedings to interpret, apply or enforce the provisions of our Partnership Agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

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  brought in a derivative manner on our behalf;

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  asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

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  asserting a claim arising pursuant to any provision of the Delaware Act; or

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  asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our Partnership Agreement, such limited partner's liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

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  to remove or replace our general partner;

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  to approve some amendments to our Partnership Agreement; or

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  to take other action under our Partnership Agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our Partnership Agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

        Following the completion of this offering, we expect that our subsidiaries will conduct business in California, Massachusetts, Montana, New Jersey, Texas and Puerto Rico, among other jurisdictions, and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

        Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company or limited partnership statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our Partnership Agreement, or to take other action under our Partnership Agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Interests

        Our Partnership Agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the common unitholders.

        It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share pro rata with the then-existing common unitholders in our distributions of cash available for distribution. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

        In accordance with Delaware law and the provisions of our Partnership Agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our Partnership Agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

        If we issue additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their right to purchase option units, the issuance of partnership interests in connection with a reset of the minimum quarterly distribution or the issuance of partnership interests upon conversion of outstanding partnership securities), our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever and on the same terms that we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance.

        The common unitholders will not have preemptive rights under our Partnership Agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

        Amendments to our Partnership Agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek approval of the holders of the number of units required to approve the amendment or to call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

        No amendment may be made that would:

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  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partnership interests so affected; or

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  enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

        The provision of our Partnership Agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of at least 90% of the outstanding limited partnership units, including the limited partnership units held by our general partner, voting as a single class. Upon completion of this offering, and assuming no exercise of the underwriters' right to purchase option units, our general partner will own all of our sponsor units, representing approximately      % of our outstanding limited partnership units.

No Unitholder Approval

        Our general partner may generally make amendments to our Partnership Agreement without the approval of any limited partner to reflect:

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  a change in our name, the location of our principal place of business, our registered agent or our registered office;

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  the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

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  a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

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  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 ("ERISA") whether or not substantially similar to plan asset regulations currently applied or proposed;

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  an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

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  any amendment expressly permitted in our Partnership Agreement to be made by our general partner acting alone;

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  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Partnership Agreement;

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  any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our Partnership Agreement;

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  a change in our fiscal year or taxable year and related changes;

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  conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

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  any other amendments substantially similar to any of the matters described in the clauses above.

        In addition, our general partner may make amendments to our Partnership Agreement, without the approval of any limited partner, if our general partner determines that those amendments:

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  do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

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  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or appropriate to facilitate the trading of limited partnership interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partnership interests are or will be listed for trading;

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  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our Partnership Agreement; or

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  are required to effect the intent expressed in this prospectus or the intent of the provisions of our Partnership Agreement or are otherwise contemplated by our Partnership Agreement.

Opinion of Counsel and Unitholder Approval

        Amendments to our Partnership Agreement that require unitholder approval will require the approval of holders of at least 90% of the outstanding limited partnership units, voting as a single class, unless we first obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain such an opinion.

        In addition to the above restrictions, any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of the outstanding limited partnership units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

        A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

        In addition, our Partnership Agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of a unit majority. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger, consolidation or conversion without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the Partnership Agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

        If the conditions specified in our Partnership Agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our Partnership Agreement. Our unitholders are not entitled to dissenters' rights of appraisal under our Partnership Agreement or applicable Delaware law in the event of a merger, consolidation or conversion, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

        We will continue as a limited partnership until dissolved under our Partnership Agreement. We will dissolve upon:

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  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

  •
  there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

  •
  the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

  •
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our Partnership Agreement or its withdrawal or removal following the approval and admission of a successor.

        Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our Partnership Agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability under Delaware law of any limited partner; and

  •
  neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

        At any time, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our Partnership Agreement.

        Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See "—Dissolution."

        Our general partner may not be removed unless that removal is approved by the vote of the holders of at least 75% of the outstanding limited partnership units, including the limited partnership units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 25% of the outstanding limited partnership units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, assuming the underwriters do not exercise their right to purchase option units, our general partner will own all of our sponsor units, representing approximately        % of our outstanding limited partnership units.

        Under certain circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and all its and its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

        At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our Partnership Agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

        At any time, our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our common unitholders.

Transfer of Incentive Distribution Rights

        At any time, our general partner may sell or transfer all or part of its incentive distribution rights to an affiliate or third party without the approval of our common unitholders.

        By transfer of incentive distribution rights in accordance with our Partnership Agreement, each transferee of incentive distribution rights will be admitted as a limited partner with respect to the incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

  •
  represents that the transferee has the capacity, power and authority to become bound by our Partnership Agreement;

  •
  automatically becomes bound by the terms and conditions of our Partnership Agreement; and

  •
  gives the consents, waivers and approvals contained in our Partnership Agreement, such as the approval of all transactions and agreements we are entering into in connection with this offering.

        In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred incentive distribution rights. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        Until an incentive distribution right has been transferred on our books, we may treat the record holder of the right as the absolute owner for all purposes, except as otherwise required by law.

        We may, at our discretion, treat the nominee holder of incentive distribution rights as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Incentive distribution rights are securities, and any transfers of incentive distribution rights are subject to the laws governing the transfer of securities.

        Our sponsor is permitted to transfer and/or pledge its sponsor units and incentive distribution rights without unitholder consent.

Change of Management Provisions

        Our Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Sol-Wind, LLC as our general partner or from otherwise changing our management. See "—Withdrawal or Removal of Our General Partner" for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. See "—Meetings; Voting."

Limited Call Right

        If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, but not the obligation, to purchase all, but not less than all, of the limited partnership interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

  •
  the average of the daily closing prices per limited partnership interest of the class purchased for the 20 consecutive trading days immediately prior to the date three days before the date our general partner first mails notice of its election to purchase those limited partnership interests; and

  •
  the highest price paid by our general partner or any of its affiliates for any limited partnership interests of the class purchased during the 90-day period preceding the date that the notice is mailed.

        As a result of our general partner's right to purchase outstanding limited partnership interests, a holder of limited partnership interests may have its limited partnership interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of its units in the market. See "Material U.S. Federal Income Tax Consequences—Disposition of Common Units."

Non-Taxpaying Holders; Redemption

        To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our Partnership Agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our Partnership Agreement as it determines necessary or advisable to:

  •
  obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

  •
  permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

        If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our Partnership Agreement as it determines necessary or advisable to:

  •
  obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

  •
  permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status.

        The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

        Our general partner does not anticipate that any meeting of our common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the common unitholders may be taken either at a meeting of the common unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the common unitholders may be called by our general partner or by common unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Common unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the common unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

        Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partnership interests having special voting rights could be issued. See "—Issuance of Additional Interests." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of common unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

        If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights, in their capacity as such, shall be deemed to have approved any matter approved by our general partner.

        If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of common unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the common units as a single class, and such incentive distribution rights shall be treated in all respects as common units when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our Partnership Agreement. The relative voting power of the holders of the incentive distribution rights and common units will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of common units for such four quarters.

Status as Limited Partner

        By transfer of common units in accordance with our Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under "—Limited Liability," the common units will be fully paid, and common unitholders will not be required to make additional contributions.

Indemnification

        Under our Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of our general partner or any departing general partner;

  •
  any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

  •
  any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

  •
  any person who controls our general partner or any departing general partner; and

  •
  any person designated by our general partner.

        Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our Partnership Agreement. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable.

Reimbursement of Expenses

        Our Partnership Agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Neither our Partnership Agreement, the IPPA nor the Management Services Agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. For more information on the Partnership Agreement, the IPPA and the Management Services Agreement, please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Formation Transactions."

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting purposes, our year ends on December 31. For U.S. federal income tax purposes, our taxable year ends on September 30.

        We will furnish or make available to record our common unitholders, within the time frame required under SEC rules, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within the time frame required under SEC rules. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

        We will furnish each record holder of a unit with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our common unitholders will depend on their cooperation in supplying us with specific information. Every common unitholder will receive information to assist such unitholder in determining its U.S. federal and state tax liability and in filing its U.S. federal and state income tax returns, regardless of whether such unitholder supplies us with the necessary information.

Right to Inspect Our Books and Records

        Our Partnership Agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at such partner's own expense, have furnished to it:

  •
  a current list of the name and last known address of each record holder;

  •
  copies of our Partnership Agreement, our certificate of limited partnership and related amendments and any powers of attorney under which they have been executed;

  •
  information regarding the status of our business and our financial condition; and

  •
  any other information regarding our affairs as our general partner determines is just and reasonable.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under our Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other limited partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We have provided our general partner with both demand and piggyback rights under our Participation Agreement. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

        Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of the directors or officers of our general partner own any common units prior to this offering. Any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of our common units outstanding; or

  •
  the average weekly reported trading volume of our common units for the four weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell those common units without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted common units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

        Our Partnership Agreement provides that we may issue an unlimited number of limited partnership interests of any type without a vote of the common unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Partnership Agreement—Issuance of Additional Interests."

        Under our Partnership Agreement, our general partner and its affiliates, including our general partner, will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the Partnership Agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

        We, our general partner, the officers and directors of our general partner and certain individuals who purchase common units in the directed unit program have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. See "Underwriting" for a description of these lock-up provisions.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        This section is a general summary of the material U.S. federal income tax consquences that may be relevant to prospective investors, referred to herein as "common unitholders". This general summary is not intended as a complete analysis of all possible tax considerations in acquiring, holding and disposing of our common units and, therefore, is not a substitute for careful tax planning by each investor, particularly since the U.S. federal, state and local income tax consequences of an investment in a partnership like ours may not be the same for all taxpayers. The summary of the U.S. federal income tax consequences of an investment in the common units is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations promulgated thereunder (the "Treasury Regulations"), and administrative rulings and court decisions as of the date hereof. Existing law, as currently interpreted, is subject to change by either new legislation, or by differing interpretations of existing law, regulations, administrative pronouncements or court decisions, any of which could, by retroactive application or otherwise, adversely affect an investor's investment in the common units. Changes in these authorities may cause the U.S. federal income tax consequences to a common unitholder to vary substantially from those described below. Legal conclusions contained in this section, unless otherwise noted, subject to the limitations and qualifications stated herein, are the opinion of Milbank, Tweed, Hadley & McCloy LLP. Such opinions are based on the accuracy of representations made by us to them for this purpose. No ruling has been or will be requested from the IRS regarding any matter that affects us or our common unitholders.

        This section does not address rules relating to securities held by special categories of investors, including holders of 10 percent or more of our common units, partnerships, S corporations or other pass-through entities (or investors therein), financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, tax-exempt organizations, traders in securities that elect to mark-to-market, investors liable for the alternative minimum tax, U.S. expatriates, investors that hold common units as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, and U.S. common unitholders (as defined below) whose functional currency is not the U.S. dollar. In addition, this section does not address any state, local or non-U.S. tax considerations and does not address any U.S. federal tax considerations other than U.S. federal income tax considerations (such as the estate and gift tax or the Medicare tax on net investment income).

        As described more fully below, Milbank, Tweed, Hadley & McCloy LLP will issue opinions to us to the effect that for United States federal income tax purposes, subject to customary qualification and limitations, (1) the Partnership will be classified as a partnership, (2) the income of the partnership will not be "unrelated business taxable income" and (3) the Partnership will not be considered engaged in a trade or business in the United States. In rendering its opinions, Milbank, Tweed, Hadley & McCloy LLP has relied on factual representations made by us and our General Partner. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our common units and the prices at which such common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our common unitholders because the costs will reduce our cash available for distribution. The remainder of this discussion assumes the correctness of the opinions issued to us by Milbank, Tweed, Hadley & McCloy LLP.

        For purposes of this section, a "U.S. common unitholder" means a beneficial owner of the common units that is for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state therefore or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in

Section 7701(a)(30) or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        For purposes of this section, the term "non-U.S. common unitholder" means a beneficial owner of the common units that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. common unitholder.

        Unless the context otherwise requires, references in this section to "we" or "us" are references to the Partnership and its subsidiaries.

        For the reasons described below, Milbank, Tweed, Hadley & McCloy LLP has not rendered an opinion with respect to the following U.S. federal income tax issues: (1) the treatment of a common unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Common Unit Ownership—Treatment of Short Sales"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and (3) whether our method for taking into account Section 743 adjustments will be respected for U.S. federal income tax purposes in all cases (please read "—Tax Consequences of Common Unit Ownership—Section 754 Election" and "—Uniformity of Common Units").

Taxation of the Partnership

Partnership Status

        As a partnership, we generally will not be liable for U.S. federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the common unitholder had earned such income directly, even if no cash distributions are made to the common unitholder. Distributions by us to a common unitholder generally will not give rise to income or gain taxable to such common unitholder, unless the amount of cash distributed to a common unitholder exceeds the common unitholder's adjusted tax basis in its common units.

        Section 7704 generally provides that publicly traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership's gross (as opposed to net) income for every taxable year it is publicly traded consists of "qualifying income," the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof, (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property, and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that over 90% of our gross income will be "qualifying income." However, this estimate could change from time to time. We expect to have some non-qualifying income, although we estimate the amount of non-qualifying will not exceed 10% of our gross income. We note that no ruling has been or will be sought from the IRS, and the IRS has made no determination as to the extent that our operations generate "qualifying income" under Section 7704.

        The representations made by us and our General Partner upon which Milbank, Tweed, Hadley & McCloy LLP has relied in connection with its opinion that the Partnership will be treated as a partnership for U.S. federal income tax purposes include, without limitation:

  (a)
  we have not elected to be treated as a corporation for U.S. federal income tax purposes;

  (b)
  debt investments made by us and our subsidiaries will be treated as debt for U.S. federal income tax purposes, and in furtherance of the foregoing, we will comply with certain guidelines in making such debt investments; and

  (c)
  for each taxable year, more than 90% of our gross income will consist of qualifying income as defined above.

        We believe that these representations are true and will be true in the future.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our common unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributing that stock to our common unitholders in liquidation of their common units. This deemed contribution and liquidation generally will not result in the recognition of taxable income by our common unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

        If for any reason we are taxed as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our common unitholders and our net income would be subject to U.S. federal income tax at corporate income tax rates. In addition, any distribution made to a common unitholder would be treated as (i) taxable dividend income to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the common unitholder's tax basis in our common units, and thereafter (iii) taxable capital gain. Accordingly, our taxation as a corporation would materially reduce a common unitholder's cash flow and after-tax return and thus would likely substantially reduce the value of our common units.

Tax Consequences of Common Unit Ownership

Limited Partner Status

        Common unitholders who are admitted as limited partners of the Partnership, as well as common unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of common units, will be treated as partners of the Partnership for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read "—Treatment of Short Sales." Common unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

        The references to "common unitholders" in the discussion that follows are to persons who are treated as partners for U.S. federal income tax purposes.

Flow-Through of Taxable Income

        Subject to the discussion below under "—Entity-Level Collections of Common Unitholder Taxes" with respect to payments we may be required to make on behalf of our common unitholders, we will not pay any U.S. federal income tax. Rather, each common unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such common unitholder. Consequently, we may allocate income to a common unitholder even if that common unitholder has not received a cash distribution. Each common unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for its taxable year or years ending with or within our taxable year. Our taxable year ends on September 30.

        Sol-Wind Renewable Power, LP will own certain equity and certain debt obligations of non-U.S. and U.S entities. It is expected that none of the distributions in respect of the equity of any such non-U.S. entity that is treated as a corporation for U.S. federal income tax purposes will be treated as a "qualified dividend" that would be eligible for preferential rates of taxation. We intend to treat the debt obligations we hold as debt for U.S. federal income tax purposes. Notwithstanding our intention to treat the debt obligations as debt for U.S. federal income tax purposes, we have not received opinions of counsel or a ruling from the IRS with respect to that characterization. The IRS could seek to recharacterize all or a portion of the debt obligations as equity, and if the IRS were successful in doing so, there could be a material adverse effect on the Partnership, which in turn could substantially reduce a common unitholder's return on its investment in the Partnership.

Basis of Common Units

        A common unitholder's initial tax basis in its common units will be the amount it paid for those common units. That basis generally will be (i) increased by the common unitholder's share of our income and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, and by its share of our expenditures that are neither deductible nor required to be capitalized. See "—Disposition of Common Units—Recognition of Gain or Loss."

Treatment of Distributions

        A distribution made by us to a common unitholder generally will not be taxable to the common unitholder for U.S. federal income tax purposes unless the distribution is of cash or marketable securities that are treated as cash and the amount (or fair market value of the securities distributed) exceeds the common unitholder's tax basis in its common units, in which case the common unitholder will generally recognize gain taxable in the manner described below under "—Disposition of Common Units."

Limitations on Deductibility of Losses

        The deduction by a common unitholder of its share of our losses will be limited to the lesser of (i) the common unitholder's tax basis in its common units, and (ii) in the case of a common unitholder who is an individual, an estate, a trust, a corporation more than 50% of the stock of which is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization, the amount for which the common unitholder is considered to be "at risk" with respect to our activities. In general, a common unitholder will be at risk to the extent of its tax basis in its common units, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement, (2) any amount of money the common unitholder borrows to acquire or hold its common units, if the lender of those borrowed funds owns an interest in us, is related to another common unitholder or can look only to the common units for repayment and (3) the portion of any of our indebtedness treated as allocable to the common unitholder in determining its tax basis. A common unitholder's at risk amount will increase or decrease as the tax basis of the common unitholder's common units increases or decreases.

        A common unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions cause the common unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the common unitholder's tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of common units, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at risk and basis limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

        In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from "passive activities" (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future. Passive losses that are not deductible because they exceed a common unitholder's share of income we generate may be deducted in full when it disposes of all of its common units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations. A common unitholder's share of our net passive income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes, (i) interest on indebtedness properly allocable to property held for investment; (ii) interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a common unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A common unitholder's share of a publicly traded partnership's portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Common Unitholder Taxes

        If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any current or former common unitholder, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant common unitholder. Where the relevant common unitholder's identity cannot be determined, we are authorized to treat the payment as a distribution to all current common unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder, in which event the common unitholder may be entitled to claim a refund of the overpayment amount. Common unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

        In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our common unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated among our common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) to account for any difference between the tax basis and fair market value of our assets at the time of any subsequent offering of our common units (a "Book-Tax Disparity"). The effect of these allocations, referred to as "Section 704(c) Allocations", to a common unitholder acquiring common units in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. However, in connection with providing this benefit to any future common unitholders, similar allocations will be made to all holders of partnership interests immediately prior to a future offering or certain other transactions, including purchasers of common units in this offering, to account for any Book Tax Disparity at the time of such transaction.

        An allocation of items of our income, gain, loss or deduction, generally must have "substantial economic effect" as determined under Treasury Regulations to be given effect for U.S. federal income tax purposes. If an allocation does not have substantial economic effect, it will be reallocated to our common unitholders on the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including (i) our partners' relative contributions to us; (ii) the interests of all of our partners in our profits and losses; (iii) the interest of all of our partners in our cash flow; and (iv) the rights of all of our partners to distributions of capital upon liquidation.

Treatment of Short Sales

        A common unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be treated as having disposed of those common units. If so, such common unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those common units would not be reportable by the common unitholder, and (ii) any cash distributions received by the common unitholder as to those common units would be fully taxable, possibly as ordinary income.

        Due to lack of controlling authority, Milbank, Tweed, Hadley & McCloy LLP has not rendered an opinion regarding the tax treatment of a common unitholder whose common units are loaned to a short seller to cover a short sale of our common units. Common unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. See "—Disposition of Common Units—Recognition of Gain or Loss."

Section 754 Election

        We will make the election permitted by Section 754 (a "Section 754 Election"). A Section 754 Election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) to reflect the common unitholder's purchase price. A basis adjustment pursuant to Section 743(b) separately applies to each purchaser of common units based upon the values and bases of our assets at the time of the relevant purchase. The basis adjustment pursuant to Section 743(b) does not apply to a person who purchases common units directly from us. For purposes of this discussion, a common unitholder's basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets applicable to all common unitholders ("common basis") and (2) its adjustment to that tax basis pursuant to Section 743(b) (which may be positive or negative).

        The timing and calculation of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment due to lack of controlling authority. Because a common unitholder's tax basis for its common units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a common unitholder's basis in its common units, and may cause the common unitholder to understate gain or overstate loss on any sale of such common units. See "—Disposition of Common Units—Recognition of Gain or Loss." If a challenge to such treatment were sustained, the gain from the sale of common units may be increased without the benefit of additional deductions.

        A Section 754 election is advantageous if the transferee's tax basis in its common units is higher than the common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and the transferee's share of any gain or loss on a sale of assets by us would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in its common units is lower than those common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us, if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000. Further, Congress has proposed legislation that would require a basis adjustment in the case of all transfers. It is unknown at this time whether or when such proposal will be enacted.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a period of time that may differ from our other assets. We cannot assure any common unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

        We will use the year ending September 30 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each common unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its common units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. See "—Disposition of Common Units—Allocations Between Transferors and Transferees."

Tax Basis and Amortization

        The tax basis of our assets will be used for purposes of computing cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. However, we do not anticipate selling or otherwise disposing of a significant portion of our assets. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to this offering. See "—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        The costs we incur in offering and selling our common units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

        The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders could change, and common unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

        A common unitholder will be required to recognize gain or loss on a sale of common units equal to the difference between the common unitholder's amount realized and tax basis for the common units sold. A common unitholder's amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such common units. Because the amount realized includes a common unitholder's share of our liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us that in the aggregate were in excess of the cumulative net taxable income allocated for a common unit that decreased a common unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the common unitholder's tax basis in the common unit, even if the price received is less than its original cost.
        Except as noted below, gain or loss recognized by a common unitholder on the sale or exchange of a common unit held for more than one year generally will be taxable as long-term capital gain or loss.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership.

        Treasury Regulations under Section 1223 allow a selling common unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific common units sold for purposes of determining the holding period of common units transferred. A common unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A common unitholder considering the purchase of option units or a sale of common units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

        Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract, in each case, with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

        In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the "Allocation Date"). Nevertheless, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the General Partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the common unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a common unitholder transferring common units may be allocated income, gain, loss and/or deduction realized after the date of transfer.

        Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee common unitholders. Nonetheless, the safe harbor in the proposed Treasury Regulations differs slightly from the proration method we have adopted because the safe harbor would allocate tax items among the months based upon the relative number of days in each month, and could require certain tax items which our General Partner may not consider extraordinary to be allocated to the month in which such items actually occur. Accordingly, Milbank, Tweed, Hadley & McCloy LLP is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor common unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the common unitholder's interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between transferee and transferor common unitholders, as well as among common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A common unitholder who disposes of common units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

        A common unitholder who sells or purchases any common units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

        We will be considered to have terminated our partnership for U.S. federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same common unit are counted only once. A constructive termination results in the closing of our taxable year for all common unitholders. In the case of a common unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such common unitholder's taxable income for the year of termination.

        A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one year and the cost of the preparation of these returns will be borne by all common unitholders. However, pursuant to an IRS relief procedure, the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new Section 754 Election. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

        Because we cannot match transferors and transferees of common units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory.

        If necessary to preserve the uniformity of our common units, our Partnership Agreement permits our General Partner to take positions in filing our tax returns even when contrary to a literal application of Treasury Regulations. The General Partner does not anticipate needing to take such positions, but if they were necessary, Milbank, Tweed, Hadley & McCloy LLP would be unable to opine as to the validity of such filing positions in the absence of direct and controlling authority.

        A common unitholder's basis in common units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the common unitholder's basis in its common units, and may cause the common unitholder to understate gain or overstate loss on any sale of such common units. See "—Disposition of Common Units—Recognition of Gain or Loss" above and "—Tax Consequences of Common Unit Ownership—Section 754 Election" above. The IRS may challenge one or more of any positions we take to preserve the uniformity of common units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.

U.S. Tax-Exempt Unitholders

        Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans ("Tax-Exempt Unitholders"), are subject to U.S. federal income tax on UBTI. Such Tax-Exempt Unitholders will be subject to tax on their allocable share of the Partnership's UBTI and will be treated as recognizing UBTI to the extent the Partnership incurs debt. Pursuant to the terms of the Partnership Agreement, our general partner will not permit the Partnership to incur debt. Further, based on the representations made by us and our general partner, it is the opinion of Milbank, Tweed, Hadley & McCloy LLP that no income of the Partnership will be treated as UBTI. However, no ruling from the IRS will be sought, and there is no assurance that the IRS will agree that income of the Partnership will not be UBTI. Tax-Exempt Unitholders that are sensitive to UBTI are urged to consult their tax advisors as to the consequences of and the optimal way to invest in the Partnership.

Non-U.S. Common Unitholders

        Non-U.S. common unitholders that own common units would be considered to be engaged in business in the United States because of their ownership of our common units if the Partnership were engaged in a trade or business in the United States. Based on representations made by us and our General Partner, it is the opinion of Milbank, Tweed, Hadley & McCloy LLP that the Partnership will not be considered engaged in a trade or business in the United States.

        No ruling from the IRS will be sought and the IRS could disagree with our position and the opinion. If the IRS determined that the Partnership was engaged in a trade or business in the United States, non-U.S. common unitholders would be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. common unitholders would be subject to withholding at the highest applicable effective tax rate. Each non-U.S. common unitholder would be required to obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on an IRS Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

        In addition, if any non-U.S. common unitholder that is a corporation is treated as engaged in a trade or business in the United States, it may be subject to U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation's "U.S. net equity," which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. common unitholder is a "qualified resident." In addition, this type of common unitholder would be subject to special information reporting requirements under Section 6038C. It is not expected that the foregoing will apply to non-U.S. common unitholders based on the opinion of Milbank, Tweed, Hadley & McCloy LLP that the Partnership will not be treated as engaged in a trade or business in the United States.

        A non-U.S. common unitholder who sells or otherwise disposes of a common unit is subject to U.S. federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. common unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a non-U.S. common unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that common unitholder's gain would be effectively connected with that common unitholder's indirect U.S. trade or business. Assuming the Partnership will not be considered engaged in a trade or business in the United States, a non-U.S.

common unitholder will not be treated as having an indirect U.S. trade or business and as such will not realize any "effectively connected" gain upon the sale or other disposition of its common units.

        We may make investments in real property or "real property holding corporations" for purposes of FIRPTA. A non-U.S. common unitholder that owns more than five percent (5%) of the value of our common units (directly or indirectly by attribution) may be subject to U.S. withholding tax at a rate of 35% under FIRPTA (or, if Section 1446 applies, at regular U.S. federal net income tax rates) with respect to our investments in real property or real property holding corporations.

        Non-U.S. common unitholders will be subject to withholding tax under Section 1441 on their allocable share of certain U.S.-source passive income, such as interest, received by the Partnership, regardless of whether a distribution of such income is made to the non-U.S. common unitholders. Withholding tax will be imposed at a rate of 30% on U.S.-source passive income unless such tax is reduced or eliminated pursuant to the Code or by an income tax treaty between the United States and the country in which the non-U.S. common unitholder is a "qualified resident". Amounts withheld from distributions or otherwise paid by the Partnership on behalf of a common unitholder will be treated as distributions of cash to the non-U.S. common unitholders.

Administrative Matters

Information Returns and Audit Procedures

        We intend to furnish to each common unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder's share of income, gain, loss and deduction. We cannot assure our common unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

        Neither we nor Milbank, Tweed, Hadley & McCloy LLP can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the common units. The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year's tax liability, and possibly may result in an audit of its own return. Any audit of a common unitholder's return could result in adjustments not related to our returns as well as those related to its returns.

        Partnerships generally are treated as entities separate from their owners for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the "Tax Matters Partner" for these purposes, and our Partnership Agreement designates our general partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of common unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5%

interest in profits. However, only one action for judicial review will go forward, and each common unitholder with an interest in the outcome may participate in that action.

        A common unitholder must file a statement with the IRS identifying the treatment of any item on its U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

FATCA Compliance

        We intend to comply with the Foreign Account Tax Compliance Act ("FATCA") enacted as part of the U.S. Hiring Incentives to Restore Employment Act and codified in Sections 1471 through 1474 of the Code, all rules, regulations, Intergovernmental Agreements and other guidance issued thereunder, and all administrative and judicial interpretations thereof. In doing so, we may require each common unitholder to provide certain information and certifications (including but not limited to such common unitholder's direct and indirect owners) to enable us or any other withholding agent to comply with FATCA, and we may be required to withhold on certain payments made to common unitholders regardless of whether such information and certifications are provided.

Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us:

          (1)   the name, address and taxpayer identification number of the beneficial owner and the nominee;

          (2)   a statement regarding whether the beneficial owner is:

    (a)
    a non-U.S. person;

    (b)
    a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

    (c)
    a tax-exempt entity;

          (3)   the amount and description of common units held, acquired or transferred for the beneficial owner; and

          (4)   specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

        An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

          (1)   for which there is, or was, "substantial authority"; or

          (2)   as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

        If any item of income, gain, loss or deduction included in the distributive shares of common unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for common unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit common unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

        A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

        In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

        If we were to engage in a "reportable transaction," we (and possibly our common unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly our common unitholders' tax return) would be audited by the IRS. See "—Information Returns and Audit Procedures."

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our common unitholders may be subject to the following additional consequences, (i) accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-Related Penalties"; (ii) for those persons otherwise entitled to deduct interest on U.S. federal tax deficiencies, nondeductibility of interest on any resulting tax liability and (iii) in the case of a listed transaction, an extended statute of limitations. We do not expect to engage in any "reportable transactions."

State, Local and Other Tax Considerations

        In addition to U.S. federal income taxes, common unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the common unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on its investment in us. Common unitholders may be required to file income tax returns and pay income taxes in various states as a result of our activities. Further, common unitholders may be asked to consent to combined or consolidated tax return filing by the Partnership on behalf of the common unitholders. In addition, the Partnership may be required to withhold state income taxes from distributions to common unitholders and, in some cases, make payments on behalf of common unitholders based on allocations of income (even if corresponding distributions are not made). In either case, such amounts will be treated as distributions to the common unitholders under the Partnership Agreement.

        It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Milbank, Tweed, Hadley & McCloy LLP has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each common unitholder to file all tax returns that may be required of it.

INVESTMENT IN SOL-WIND RENEWABLE POWER, LP BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code, or the Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. See "Material U.S. Federal Income Tax Consequences—U.S. Tax-Exempt Unitholders."

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan or IRA.

        Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" or "disqualified persons" (as such terms are defined in ERISA or the Code) with respect to the plan.

        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

        The Department of Labor regulations (the "Regulations") provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under the Regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

          (1)   the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under specified provisions of the federal securities laws;

          (2)   the entity is an "operating company"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

          (3)   there is no "significant" investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by "benefit plan investors" as defined in Section 3(42) of ERISA.

        Our assets should not be considered "plan assets" under these Regulations because it is expected that the investment will satisfy the requirements of (1) above.

        Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for which                        and                         are acting as representatives, have severally agreed to purchase the number of common units indicated below:

Underwriter	Number of Common Units

Total

        The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per common unit under the public offering price. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters the right, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            option units at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of common units offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the option units as the number listed next to the underwriter's name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

        The following table shows the per common unit and total public offering price, underwriting discounts and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' right to purchase up to                        option units.

Total
	Per Common Unit	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts, are approximately $             million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed        % of the total number of common units offered by them.

Listing

        We intend to apply to list our common units on the NYSE under the trading symbol "SLWD". The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

Lock-up Agreements

        We, our general partner, the officers and directors of our general partner and each participant in the directed unit program have agreed that, without the prior written consent of            and            on behalf of the underwriters (or            , in the case of the above-described directed unit program participant), we and each of them will not, during the period through and including 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common units or any securities convertible into or exercisable or exchangeable for our common units;

  •
  file any registration statement with the SEC relating to the offering of any of our common units or any securities convertible into or exercisable or exchangeable for our common units (other than (i) any Rule 462(b) registration statement filed to register securities to be sold to the underwriters pursuant to the underwriting agreement and (ii) any registration statement on Form S-8 to register common units or options to purchase common units pursuant to our long-term incentive plan);

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common units; or

  •
  dispose of or hedge any of our common units or securities convertible into or exercisable or exchangeable for our common units;

whether any such transaction described above is to be settled by delivery of our common units or such other securities, in cash or otherwise. In addition, we, our general partner, the officers and directors of our general partner and each participant in the directed unit program agree that, without the prior written consent of            and            on behalf of the underwriters (or            , in the case of the above-described directed unit program participant), we and they will not, during the period through and including 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any of our common units or any security convertible into or exercisable or exchangeable for our common units.

        The restrictions contained in the preceding paragraph will not apply to:

  •
  the issuance by us of equity awards pursuant to employee benefit plans, provided that either (i) such equity awards are not transferable and the securities underlying such awards do not vest during the 180-day period, or (ii) the recipient thereof enters into a lock-up agreement with respect to the remaining 180-day restricted period (as such period may be extended pursuant to such agreement);

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common units, provided that such plan does not provide for the transfer of common units during the 180-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan will be required of or voluntarily made by or on behalf of a party to a lock-up agreement or either of us or our general partner; or

  •
  the issuance by us of common units directly to a seller of a business as part of the purchase price or a private placement, in each case in connection with acquisitions and capital improvements that our general partner determines will increase cash flow from operations on a per unit basis after giving effect to such issuance, provided that any recipient of such common units thereof enters into a lock-up agreement with respect to the remaining term of the restricted period (as such period may be extended pursuant to such agreement).

        The 180-day restricted period described above will be extended if:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Price Stabilization and Short Positions

        In order to facilitate the offering of the common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common units. Specifically, the underwriters may sell more common units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common units available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common units in the open market. In determining the source of common units to close out a covered short sale, the underwriters will consider, among other things, the open market price of common units compared to the price available under the over-allotment option. The underwriters may also sell common units in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common units in the open market to stabilize the price of the common units. These activities may raise or maintain the market price of the common units above independent market levels or prevent or retard a decline in the market price of the common units. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Indemnification

        We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common units. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors that will be considered in determining the initial public offering price are estimates of distributions to our common unitholders, industry and market conditions, the information set forth in this prospectus or otherwise available to the representatives and the general conditions of the securities market at the time of this offering. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. We and the underwriters cannot assure you, however, that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

Directed Unit Program

        At our request, the underwriters have reserved up to        % of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters' exercise of their right to purchase option units) for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. The sales will be made by                        through a directed unit program. It is not certain if these persons will choose to purchase all or any portion of these reserved units, but any purchases they make will reduce the number of common units available for sale to the general public. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered by this prospectus. The individuals eligible to participate in the directed unit program must commit to purchase no later than before the opening of business on the day following the date of this prospectus. We and our general partner have agreed to indemnify                         and the underwriters against certain liabilities and expenses in connection with the directed unit program, including liabilities under the Securities Act in connection with the sale of the reserved units and for the failure of any participant to pay for its common units.

FINRA Conduct Rules

        Because the Financial Industry Regulatory Authority ("FINRA") views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Electronic Distribution

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

VALIDITY OF OUR COMMON UNITS

        The validity of our common units will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by                        .

EXPERTS

        The balance sheet of Sol-Wind Renewable Power, LP at August 8, 2014 appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of OCI Alamo 2 LLC as of December 31, 2013 and 2012, and for the period from July 13, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of SunRay Venice, LLC as of December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of SunRay Joint Venture Solar LLC as of December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of SR Acquisitions Solar, LLC as of December 31, 2013 and 2012, and for the period from December 5, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of SunRay Power OPCO II, LLC, as of December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of SunRay Power OPCO I, LLC as of December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Leicester One MA Solar, LLC as of December 31, 2013, and for the period from June 25, 2013 (date of inception) to December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of GASNA 18P, LLC as of December 31, 2013 and 2012, and for the period from September 10, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined financial statements of SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC and GLT Cloverdale Solar, LLC as of December 31, 2013 and 2012, and for the years then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the combined financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Palmer Solar Holdings, LLC as of December 31, 2013, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Renewable Energy Project LLC as of December 31, 2013 and for the period from September 12, 2013 (date of inception) to December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-l relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the SEC's Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website.

        As a result of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC's website as provided above. Our website address will be                        , and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        We intend to furnish or make available to our common unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our common unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each year.

INDEX TO FINANCIAL STATEMENTS

Sol-Wind Renewable Power, LP
Report of Independent Registered Public Accounting Firm	F-8
Balance Sheet as of August 8, 2014	F-9
Note to Balance Sheet	F-10
OCI Alamo 2 LLC
Audited Financial Statements
Report of Independent Auditors	F-13
Balance Sheets as of December 31, 2012 and 2013	F-14
Statements of Operations for the period from July 13, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013	F-15
Statements of Changes in Member's Equity for the period from July 13, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013	F-16
Statements of Cash Flows for the period from July 13, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013	F-17
Notes to Financial Statements	F-18
OCI Solar San Antonio 2 LLC
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-23
Condensed Consolidated Statements of Operations and Changes in Members' Equity for the six-month periods ended June 30, 2014 and 2013	F-24
Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2014 and 2013	F-25
Notes to Condensed Consolidated Financial Statements	F-26
SunRay Venice, LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-32
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-33
Consolidated Statements of Operations and Changes in Members' Equity for the years ended December 31, 2012 and 2013	F-34
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2013	F-35
Notes to Consolidated Financial Statements	F-36
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-44
Condensed Consolidated Statements of Operations and Changes in Members' Equity for the six-month periods ended June 30, 2014 and 2013	F-45
Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2014 and 2013	F-46
Notes to Condensed Consolidated Financial Statements	F-47
SunRay Joint Venture Solar LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-52
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-53
Consolidated Statements of Operations and Changes in Members' Equity for the years ended December 31, 2012 and 2013	F-54
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2013	F-55
Notes to Consolidated Financial Statements	F-56

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-66
Condensed Consolidated Statements of Operations and Changes in Members' Equity for the six-month periods ended June 30, 2014 and 2013	F-67
Condensed Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2014 and 2013	F-68
Notes to Condensed Consolidated Financial Statements	F-69
SR Acquisitions Solar, LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-75
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-76
Consolidated Statements of Operations and Changes in Member's Equity for the period from December 5, 2012 (date of inception) through December 31, 2012 and the year ended December 31, 2013	F-77
Consolidated Statements of Cash Flows for the period from December 5, 2012 (date of inception) through December 31, 2012 and the year ended December 31, 2013	F-78
Notes to Consolidated Financial Statements	F-79
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-89
Condensed Statements of Operations and Changes in Member's Equity for the six-month periods ended June 30, 2014 and 2013	F-90
Condensed Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2014 and 2013	F-91
Notes to the Condensed Consolidated Financial Statements	F-92
SunRay Power OPCO II, LLC and Subsidiaries
Audited Consolidated Financial Statements
Report of Independent Certified Public Accountants	F-99
Consolidated Balance Sheet as of December 31, 2013	F-100
Consolidated Statement of Operations and Changes in Members' Equity for the year ended December 31, 2013	F-101
Consolidated Statement of Cash Flows for the year ended December 31, 2013	F-102
Notes to Consolidated Financial Statements	F-103
Report of Independent Certified Public Accountants	F-117
Consolidated Balance Sheet as of December 31, 2012	F-118
Consolidated Statement of Operations and Changes in Members' Equity for the year ended December 31, 2012	F-119
Consolidated Statement of Cash Flows for the year ended December 31, 2012	F-120
Notes to Consolidated Financial Statements	F-121
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-134
Condensed Consolidated Statements of Operations and Changes in Members' Equity for six-month periods ended June 30, 2014 and 2013	F-135
Condensed Consolidated Statements of Cash Flows for six-month periods ended June 30, 2014 and 2013	F-136
Notes to Condensed Consolidated Financial Statements	F-137
SunRay Power OPCO I, LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-144

Consolidated Balance Sheets as of December 31, 2012 and 2013	F-145
Consolidated Statements of Operations and Changes in Members' Equity for the years ended December 31, 2012 and 2013	F-146
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2013	F-147
Notes to Consolidated Financial Statements	F-148
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-159
Condensed Consolidated Statements of Operations and Changes in Members' Equity for six-month periods ended June 30, 2014 and 2013	F-160
Condensed Consolidated Statements of Cash Flows for six-month periods ended June 30, 2014 and 2013	F-161
Notes to Condensed Consolidated Financial Statements	F-162
Leicester One MA Solar, LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-168
Consolidated Balance Sheet as of December 31, 2013	F-170
Consolidated Statement of Operations for the period from June 25, 2013 (date of inception) to December 31, 2013	F-171
Consolidated Statement of Changes in Member's Equity for the period from June 25, 2013 (date of inception) to December 31, 2013	F-172
Consolidated Statement of Cash Flows for the period from June 25, 2013 (date of inception) to December 31, 2013	F-173
Notes to Consolidated Financial Statements	F-174
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-179
Condensed Consolidated Statements of Operations and Changes in Members' Equity for the six-month period ended June 30, 2014 and the period from June 25, 2013 (date of inception) to June 30, 2013	F-180
Condensed Consolidated Statements of Cash Flows for the six-month period ended June 30, 2014 and the period from June 25, 2013 (date of inception) to June 30, 2013	F-181
Notes to Condensed Consolidated Financial Statements	F-182
GASNA 18P, LLC
Audited Financial Statements
Report of Independent Auditors	F-187
Balance Sheets as of December 31, 2012 and 2013	F-188
Statements of Operations for the period from September 10, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013	F-189
Statements of Member's Equity for the period from September 10, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013	F-190
Statements of Cash Flows for the period from September 10, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013	F-191
Notes to Financial Statements	F-192
PRCC Solar Holding LLC
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-197
Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2014 and 2013	F-198
Condensed Consolidated Statements of Members' Equity for the six-month periods ended June 30, 2014 and 2013	F-199

Condensed Consolidated Statements of Cash Flows for the Six-Month Periods Ended June 30, 2014 and 2013	F-200
Notes to Condensed Consolidated Financial Statements	F-201
SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC and GLT Cloverdale Solar, LLC
Audited Combined Financial Statements
Report of Independent Auditors	F-206
Combined Balance Sheets as of December 31, 2012 and 2013	F-208
Combined Statements of Operations and Changes in Members' Equity for the years ended December 31, 2012 and 2013	F-209
Combined Statements of Cash Flows for the years ended December 31, 2012 and 2013	F-210
Notes to Combined Financial Statements	F-211
Unaudited Condensed Combined Financial Statements
Condensed Combined Balance Sheets as of June 30, 2014 and December 31, 2013	F-221
Condensed Combined Statements of Operations and Changes in Members' Equity for the six-month periods ended June 30, 2014 and 2013	F-222
Condensed Combined Statements of Cash Flows for the six-month periods ended June 30, 2014 and 2013	F-223
Notes to Condensed Combined Financial Statements	F-224
Palmer Solar Holdings, LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-235
Consolidated Balance Sheet as of December 31, 2013	F-236
Consolidated Statement of Operations for the year ended December 31, 2013	F-237
Consolidated Statement of Changes in Members' Equity for the year ended December 31, 2013	F-238
Consolidated Statement of Cash Flows for the year ended December 31, 2013	F-239
Notes to Consolidated Financial Statements	F-240
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-248
Condensed Consolidated Statements of Operations and Changes in Members' Equity for the six-month periods ended June 30, 2014 and 2013	F-249
Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2014 and 2013	F-250
Notes to the Condensed Consolidated Financial Statements	F-251
Renewable Energy Project LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-259
Consolidated Balance Sheet as of December 31, 2013	F-260
Consolidated Statement of Operations and Changes in Members' Equity for the period from September 12, 2013 (date of inception) to December 31, 2013	F-261
Consolidated Statement of Cash Flows for the period from September 12, 2013 (date of inception) to December 31, 2013	F-262
Notes to Consolidated Financial Statements	F-263
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-269
Condensed Consolidated Statement of Operations and Changes in Members' Equity for the six-month period ended June 30, 2014	F-270

Condensed Consolidated Statement of Cash Flows for the six-month period ended June 30, 2014	F-271
Notes to Condensed Consolidated Financial Statements	F-272
Fairfield Wind Manager, LLC
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheet as of June 30, 2014	F-278
Condensed Consolidated Statement of Operations and Changes in Member's Equity for the period From January 15, 2014 (date of inception) to June 30, 2014	F-279
Condensed Consolidated Statement of Cash Flows for the period From January 15, 2014 (date of inception) to June 30, 2014	F-281
Notes to Condensed Consolidated Financial Statements	F-282
Foundation CA Fund VII Manager, LLC
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheet as of June 30, 2014	F-292
Condensed Consolidated Statement of Operations and Changes in Member's Equity for the period From June 12, 2014 (date of inception) to June 30, 2014	F-293
Condensed Consolidated Statement of Cash Flows for the period From June 12, 2014 (date of inception) to June 30, 2014	F-295
Notes to Condensed Consolidated Financial Statements	F-296

Balance Sheet for

Sol-Wind Renewable Power, LP

As of August 8, 2014
with Report of Independent Registered Public Accounting Firm

Sol-Wind Renewable Power, LP
Balance Sheet

Report of Independent Registered Public Accounting Firm

To the Partners of
Sol-Wind Renewable Power, LP

        We have audited the accompanying balance sheet of Sol-Wind Renewable Power, LP as of August 8, 2014 (date of inception). This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Sol-Wind Renewable Power, LP at August 8, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

Sol-Wind Renewable Power, LP

Balance Sheet

As of August 8, 2014 (date of inception)
Assets
Cash	$2,000

Total assets	$2,000

Liabilities and Partners equity
Total liabilities	—
Partners equity:
General partner	2,000

Total partners equity	2,000

Total liabilities and partners equity	$2,000

The accompanying note is an integral part of this balance sheet.

Sol-Wind Renewable Power, LP

Note to Balance Sheet

1.     Nature of Operations

        Sol-Wind Renewable Power, LP (the "Partnership") is a Delaware limited partnership formed on August 8, 2014 to engage in any lawful activity for which limited partnerships may be organized under the Delaware Revised Uniform Limited Partnership Act including, but not limited to, actions to own, manage, acquire and invest in solar and wind power generation assets.

        The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering. In addition, the Partnership will issue all its sponsor units and all of its incentive distribution rights to Sol-Wind, LLC (the General Partner), which will entitle the General Partner to increasing percentages of cash the Partnership distributes in excess of the minimum quarterly distribution pursuant to the Partnership Agreement. The General Partner will maintain a 2% general partner interest in the Partnership which entitles the General Partner to 2% of all distributions.

        The General Partner has contributed cash of $2,000 as a capital contribution to the Partnership.

FINANCIAL STATEMENTS

OCI Alamo 2 LLC
(A Development Stage Company)

As of December 31, 2013 and 2012, and for the Period From July 13,
2012 (date of inception) to December 31, 2012 and Year Ended
December 31, 2013

With Report of Independent Auditors

OCI Alamo 2 LLC
(A Development Stage Company)

Financial Statements

For The Period From July 13, 2012 (Date of Inception) to December 31, 2012
and Year Ended December 31, 2013

Report of Independent Auditors

To the Member of OCI Alamo 2 LLC

        We have audited the accompanying financial statements of OCI Alamo 2 LLC (a development stage company), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity and cash flows for the period from July 13, 2012 (date of inception) to December 31, 2012 and year ended December 31, 2013 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

        An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OCI Alamo 2 LLC at December 31, 2013 and 2012, and the results of its operations and its cash flows for the period from July 13, 2012 (date of inception) to December 31, 2012 and year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

OCI Alamo 2 LLC
(A Development Stage Company)

Balance Sheets

	December 31
	2013	2012
	(In Thousands)
Assets
Solar project under construction	$10,081	$1,701
Other assets	66	—

Total assets	$10,147	$1,701

Liabilities and member's equity
Liabilities:
Trade and other payable	$568	$—
Due to member	66	—

Total current liabilities	634	—
Asset retirement obligation	507	—

Total liabilities	1,141	—
Member's equity	9,006	1,701

Total liabilities and member's equity	$10,147	$1,701

See accompanying notes to financial statements.

OCI Alamo 2 LLC
(A Development Stage Company)

Statements of Operations

	Year Ended December 31, 2013	For The Period From July 13, 2012 (Date of Inception) to December 31, 2012
(In Thousands)
Net sales	$—	$—
Costs and expenses	—	—

Operating income	—	—
Other income (expense):
Interest expense	—	—
Other income (expense), net	—	—

Total other expense	—	—

Net income	$—	$—

See accompanying notes to financial statements.

OCI Alamo 2 LLC
(A Development Stage Company)

Statements of Changes in Member's Equity

For The Period From July 13, 2012 (Date of Inception) to December 31, 2012
and Year Ended December 31, 2013

(In Thousands)

Member's equity—July 13, 2012	$—
Contributions	1,701

Member's equity—December 31, 2012	1,701
Contributions	7,305

Member's equity—December 31, 2013	$9,006

See accompanying notes to financial statements.

OCI Alamo 2 LLC
(A Development Stage Company)

Statements of Cash Flows

	Year Ended December 31, 2013	For The Period From July 13, 2012 (Date of Inception) to December 31, 2012
(In Thousands)
Cash flows from operating activities	$—	$—
Cash flows from investing activities	—	—
Cash flows from financing activities	—	—

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents:
Beginning of period	—	—

End of period	$—	$—

Noncash investing and financing activities:
Contribution by member directly to EPC for solar project	$9,006	$1,701

Security deposit paid by member directly as required by Purchase Power Agreement	$66	$—

Accrued capital expenditures	$1,075	$—

See accompanying notes to financial statements.

OCI Alamo 2 LLC
(A Development Stage Company)

Notes to Financial Statements

December 31, 2013 and 2012

(In Thousands)

1. Corporate Structure and Nature of Operations

        OCI Alamo 2 LLC (the Company or Alamo 2) is a wholly owned subsidiary of OCI Solar Power LLC (Solar), which is a wholly owned subsidiary of OCI Energy LLC (Energy), which is a wholly owned subsidiary of OCI Enterprises (OCIE) a wholly owned subsidiary of OCI Company Limited, Seoul, Korea. OCI Company Limited is organized under the laws of the Republic of Korea. OCI Alamo 2 LLC was formed on July 13, 2012.

        During 2013 and 2012, the Company was a development stage company engaged in the activity of constructing a 4.40 megawatt (AC) facility located northeast of Downtown San Antonio, TX, on 45 acres of land owned by the San Antonio River Authority. Alamo 2 initiated its operations in March of 2014.

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates of the Company include the asset retirement obligation. Actual results could differ from those estimates.

Solar Project Under Construction

        Solar project under construction consists primarily of costs for developing and constructing solar power generating facility. Development costs can include legal, consulting, permitting, and other similar costs, including interconnection or transmission upgrade costs. The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Asset Retirement Obligations

        The Company is obligated to remove its solar panel system from the project site at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation. The capitalized asset retirement costs, which are recorded within solar project asset under construction, and the related asset retirement obligation, are initially recorded based on the discounted present value of the future costs to remove the solar panel system from the project site. The future removal costs are estimated based on current market prices that are adjusted for an appropriate consumer price index (CPI) inflation factor. The discount rate utilized is based on a credit-adjusted, risk free rate, which is estimated as the credit spread applicable to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. Asset retirement obligation was $507 as of December 31, 2013.

OCI Alamo 2 LLC
(A Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(In Thousands)

2. Summary of Significant Accounting Policies (Continued)

Trade and Other Payables

        Other payables relate to the purchase of items for the solar project which remain unpaid, that were paid in 2014 when additional funding was received by the Company.

Income Taxes

        The Company is taxed as a partnership for federal tax purposes. Therefore, it is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset or liability has been recorded. The sole member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company are open for examination by federal and state tax authorities.

Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

        The estimated fair values of accounts payable and due to affiliates approximate their carrying values due to their short term nature.

        Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Fair valuation accounting requires that these financial assets and liabilities be classified into one of the following three categories:

  Level 1—Quoted prices are available in active markets for identical assets or liabilities

  Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable

  Level 3—Unobservable pricing inputs in which little or no market activity exists, therefore, requiring an entity to develop its own assumptions about what market participants would use in pricing an asset or liability

        The Company's estimated fair value of the asset retirement obligation is a Level 3 measurement.

Subsequent Events

        The Company has evaluated subsequent events through August 11, 2014, which is the date when the financial statements were available to be issued. During 2014, OCI Solar San Antonio 2 LLC (San Antonio 2) was formed by OCI Solar Power and the Company became a wholly-owned subsidiary of San Antonio 2. On February 19, 2014, San Antonio 2 entered into a membership interest purchase agreement whereby a tax equity investor unaffiliated with San Antonio 2 acquired 100% of the Company's Class A interests. Ownership of the Class B interests was retained by OCI Solar Power.

OCI Alamo 2 LLC
(A Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(In Thousands)

3. Commitments and Contingencies

Power Purchase Agreements (PPA) Commitments

        During 2013, the Company executed a Purchase Power Agreement (PPA) with the City of San Antonio, Texas, acting through its City Public Service Board (CPS). Under the terms of this contract, the Company would be in default if among other reasons it does not deliver at least 50% of the contract year expected metered output for two consecutive contract years other than as a result of a force majeure or an event of default by the buyer.

Operating Lease Commitments

        The Company entered into a 25-year land lease agreement with the San Antonio River Authority on May 17, 2013, related to the Alamo 2 power plant. The Company has the right to extend the term by 10 years to May 17, 2048. This lease has an escalation clause that increases rent annually by 1%.

        As of December 31, 2013, the total minimum rental commitments under Alamo 2's operating lease mentioned above are due in future years as follows:

Leased Land
2014	$35
2015	36
2016	36
2017	36
2018	37
Thereafter	815

Total	$995

        Rent expense under all operating leases was $35 during 2013, which is included in the value of the solar project.

Contingencies

        From time to time, the Company has various litigation, claims and assessments, which arise in the normal course of business. The Company does not believe, based upon its evaluation and discussion with counsel, that the ultimate outcome of any current matters, individually or in the aggregate, would have a material adverse effect on the Company's financial position, results of operations or cash flows.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

OCI Solar San Antonio 2 LLC

For the Six Months Ended June 30, 2014 and 2013

OCI Solar San Antonio 2 LLC

Condensed Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2014 and 2013

OCI Solar San Antonio 2 LLC

Condensed Consolidated Balance Sheets

(In Thousands)

	June 30, 2014	December 31, 2013
	(Unaudited)
Assets
Current assets:
Cash	$94	$—
Accounts receivable	97	—
Prepaid expenses and other current assets	36	—

Total current assets	227	—
Fixed assets:
Solar project under construction	—	10,081
Solar project	15,190	—
Accumulated depreciation	(212)	—

Total fixed assets	14,978	10,081
Other assets	132	66

Total assets	$15,337	$10,147

Liabilities and members' equity
Current liabilities:
Trade and other payables	$677	$634

Total current liabilities	677	634
Asset retirement obligation	511	507

Total liabilities	1,188	1,141
Members' equity	14,149	9,006

Total liabilities and members' equity	$15,337	$10,147

See accompanying notes to condensed consolidated financial statements.

OCI Solar San Antonio 2 LLC

Condensed Consolidated Statements of Operations and Changes in Members' Equity (Unaudited)

(In Thousands)

	Six Months Ended June 30
	2014	2013
	(Unaudited)
Net sales	$339	$—
Costs and expenses	307	—

Operating income	32	—
Other income (expense):
Other income (expense), net	—	—

Total other expense	—	—

Net income	32	—
Members' equity, January 1	9,006	1,701
Contributions	5,111	2,308

Members' equity, June 30	$14,149	$4,009

See accompanying notes to condensed consolidated financial statements.

OCI Solar San Antonio 2 LLC

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In Thousands)

	Six Months Ended June 30
	2014	2013
	(Unaudited)
Cash flows from operating activities
Net income	$32	$—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	212	—
Accretion of asset retirement obligation	4	—
Changes in:
Accounts receivable	(97)	—
Other current assets and other assets	(36)	—
Trade and other payables	57	—

Net cash provided by operating activities	172	—
Cash flows from investing activities
Capital expenditures	(5,021)	—

Net cash used in investing activities	(5,021)	—
Cash flows from financing activities
Capital contributions	4,943	—

Net cash provided by financing activities	4,943	—

Net increase in cash and cash equivalents	94	—
Cash and cash equivalents:
Beginning of period	—	—

End of period	$94	$—

Noncash investing and financing activities:
Contribution by member directly to EPC for solar project	$168	$4,009

Security deposit paid directly by member	$66	$—

Accrued capital expenditures	$488	$106

See accompanying notes to condensed consolidated financial statements.

OCI Solar San Antonio 2 LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollars In Thousands)

For the Six Months Ended June 30, 2014 and 2013

1. Corporate Structure and Nature of Operations

        OCI Solar San Antonio 2 LLC (the Company) is a Delaware limited liability company. Prior to February 19, 2014, the Company was a wholly owned subsidiary of OCI Solar Power LLC.

        The Company and OCI Solar Power LLC are affiliates of OCI Energy LLC (Energy), which is a wholly owned subsidiary of OCI Enterprises (OCIE) a wholly owned subsidiary of OCI Company Limited, Seoul, Korea. OCI Company Limited is organized under the laws of the Republic of Korea.

        OCI Alamo 2 LLC (the Project Company or Alamo 2) is a wholly owned subsidiary of the Company. During 2014 and 2013, the Project Company was a development stage company engaged in the activity of constructing a 4.40 (AC) megawatt solar project located northeast of Downtown San Antonio, TX, on 45 acres of land owned by the San Antonio River Authority. The Project Company initiated its operations on March 7, 2014.

        Pursuant to a Membership Interest Purchase Agreement (MIPA), on February 19, 2014, a tax equity investor unaffiliated with the Company (Tax Equity Investor) acquired the Class A membership interests of the Company from OCI Solar Power LLC which entitles the Tax Equity Investor to the majority share of tax credits generated by the Company, including investment tax credits (ITC). Pursuant to the MIPA, the Tax Equity Investor is also entitled to purchase the Class C membership interests of the Company which convert to Class A membership interests upon the closing of a debt financing event, as defined in the MIPA. As holder of the Class B membership interests, OCI Solar Power LLC is the managing member of the Company. As of June 30, 2014, after total capital contributions provided by the members and allocation of net loss to the members, the balances of the Class A and Class B members' equity were $4,975 and $9,174, respectively.

2. Summary of Significant Accounting Policies

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month periods ended June 30, 2014 and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Use of Estimates

        The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses

OCI Solar San Antonio 2 LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollars In Thousands)

For the Six Months Ended June 30, 2014 and 2013

2. Summary of Significant Accounting Policies (Continued)

during the reporting period. Estimates of the Company include the asset retirement obligation and useful life of the solar project. Actual results could differ from those estimates.

Solar Project

        The solar project reached commercial operation on March 7, 2014. Depreciation is recorded using the straight-line method over an estimated useful life of 25 years.

        The solar project includes all the capitalized costs for the development and construction of the project and related solar power facilities. Capitalized cost of the solar project includes acquisition costs, development costs, construction costs, capitalized interest, development fees, and all other costs associated with bringing the asset to the working condition for its intended use. The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Asset Retirement Obligation

        The Company is obligated to remove its solar panel system from the project site at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation. The capitalized asset retirement costs, which are recorded within solar project asset under construction, and the related asset retirement obligation, are initially recorded based on the discounted present value of the future costs to remove the solar panel system from the project site. The future removal costs are estimated based on current market prices that are adjusted for an appropriate consumer price index (CPI) inflation factor. The discount rate utilized is based on a credit-adjusted, risk free rate, which is estimated as the credit spread applicable to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term.

Income Taxes

        The Company is taxed as a partnership for federal tax purposes. Therefore, it is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset or liability has been recorded. The sole member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company are open for examination by federal and state tax authorities.

Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

        The estimated fair values of trade and other payables approximate their carrying values due to their short term nature.

OCI Solar San Antonio 2 LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollars In Thousands)

For the Six Months Ended June 30, 2014 and 2013

2. Summary of Significant Accounting Policies (Continued)

        Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Fair valuation accounting requires that these financial assets and liabilities be classified into one of the following three categories:

  Level 1—Quoted prices are available in active markets for identical assets or liabilities

  Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable

  Level 3—Unobservable pricing inputs in which little or no market activity exists, therefore, requiring an entity to develop its own assumptions about what market participants would use in pricing an asset or liability

        The Company's estimated fair value of the asset retirement obligation is a Level 3 measurement.

Revenue Recognition

        During 2013, the Company executed a Purchase Power Agreement (PPA) with the City of San Antonio, Texas, acting through its City Public Service Board (CPS). The Company evaluated the PPA and determined that it is an operating lease. Payments to be received by the Company under the PPA are based upon the amount of electricity produced at rates specified by the PPA. As these payments are based on the amount electricity produced, all payments are considered contingent rent. The company records revenues from contingent rent payments at the time the energy is produced and delivered.

Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the condensed consolidated financial statements were available to be issued.

3. Commitments and Contingencies

Power Purchase Agreement Commitments

        Under the terms of the PPA, the Company would be in default if among other reasons it does not deliver at least 50% of the contract year expected metered output for two consecutive contract years other than as a result of a force majeure or an event of default by the buyer.

Operating Lease Commitments

        The Company entered into a 25.75 year land lease agreement with the San Antonio River Authority on May 17, 2013, as amended on February 25, 2014, related to the Alamo 2 solar project. The Company has the right to extend the term by 10 years to March 1, 2049. This lease has an escalation clause that increases rent annually by 1%.

OCI Solar San Antonio 2 LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollars In Thousands)

For the Six Months Ended June 30, 2014 and 2013

3. Commitments and Contingencies (Continued)

        The total minimum rental commitments under Alamo 2's operating lease mentioned above are due in future years as follows:

Leased Land
2015	$36
2016	36
2017	36
2018	37
2019	37
Thereafter	783

Total	$965

        Rent expense was $6 and $0 for the six months ended June 30, 2014 and 2013, respectively.

Contingencies

        From time to time, the Company has various litigation, claims and assessments, which arise in the normal course of business. The Company does not believe, based upon its evaluation and discussion with counsel, that the ultimate outcome of any current matters, individually or in the aggregate, would have a material adverse effect on the Company's financial position, results of operations or cash flows.

CONSOLIDATED FINANCIAL STATEMENTS

SunRay Venice, LLC

Years Ended December 31, 2013 and 2012

With Report of Independent Auditors

SunRay Venice, LLC

Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Report of Independent Auditors

To the Members of SunRay Venice, LLC

        We have audited the accompanying consolidated financial statements of SunRay Venice, LLC, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunRay Venice, LLC at December 31, 2013 and 2012, and the consolidated results of its consolidated operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

SunRay Venice, LLC

Consolidated Balance Sheets

	December 31
	2013	2012
Assets
Current assets:
Cash	$5,462	$31,880
Accounts receivable	—	12,691
Accounts receivable—related party	51,989	—
Accrued revenue receivable	2,108	—

Total current assets	59,559	44,571
Solar assets:
Solar panel projects in service, net of accumulated depreciation of $147,263 and $75,806	1,956,505	2,028,219

Total assets	$2,016,064	$2,072,790

Liabilities and members' equity
Current liabilities:
Accounts payable	$427	$—
Accrued expenses and other payables	14,223	—
Due to affiliates	17,442	9,170

Total current liabilities	32,092	9,170
Obligation to remove solar panel projects	9,801	8,956

Total liabilities	41,893	18,126
Members' equity	1,974,171	2,054,664

Total liabilities and members' equity	$2,016,064	$2,072,790

See accompanying notes to consolidated financial statements.

SunRay Venice, LLC

Consolidated Statements of Operations and Changes in Members' Equity

	Year Ended December 31
	2013	2012
Revenues:
Sale of electricity	$99,032	$76,395
Sale of solar renewable energy certificates	170,796	183,610

Total revenue	269,828	260,005
Costs and expenses:
Purchase of solar renewable energy certificates	—	140,000
Operating expenses	85,003	79,910
General and administrative expenses	81,618	76,005

Total costs and expenses	166,621	295,915

Net income (loss)	103,207	(35,910)
Members' equity, January 1,	2,054,664	1,007,985
Capital contributions	—	1,986,778
Contribution by member—Management fee	29,953	29,953
Distributions to members	(213,653)	(934,142)

Members' equity, December 31,	$1,974,171	$2,054,664

See accompanying notes to consolidated financial statements.

SunRay Venice, LLC

Consolidated Statements of Cash Flows

	Year Ended December 31
	2013	2012
Cash flows from operating activities
Net income (loss)	$103,207	$(35,910)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	71,714	76,063
Management fee	29,953	29,953
Accretion of asset retirement obligation	845	847
Changes in:
Accounts receivable	10,583	(12,691)
Accounts receivable—related party	(51,989)	—
Accounts payable accrued expenses and other payables	14,650	—
Due to affiliates	8,272	9,170

Total adjustments	84,028	103,342

Net cash provided by operating activities	187,235	67,432
Cash flows from investing activities
Solar panel projects	—	(2,633,974)
Grant proceeds received	—	898,600

Net cash used in investing activities	—	(1,735,374)
Cash flows from financing activities
Contributions from members	—	1,986,778
Distributions to members	(213,653)	(934,142)

Net cash (used in) provided by financing activities	(213,653)	1,052,636

Net decrease in cash	(26,418)	(615,306)
Cash, January 1	31,880	647,186

Cash, December 31	$5,462	$31,880

Supplemental disclosure of cash flow information
Income taxes paid	$—	$—

See accompanying notes to consolidated financial statements.

SunRay Venice, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies

General Information

        SunRay Venice, LLC (the "Company") is a Delaware Limited Liability Company.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs".) The Company has fully deployed its capital as of December 31, 2013 and placed in service and is operating a solar panel system with approximately 659.45 kilowatts ("KW"), in total, of nameplate capacity. As of December 31, 2013, the Company owned one solar panel project.

        The Company has one subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Cash

        The Company considers all short-term, liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

        Accounts receivable are generated from sales of SRECs generated by the Company's projects or purchased from third parties and are stated at the amount the Company expects to collect from outstanding invoices. The accounts receivable—related party is due from the majority member owner and is related to the sale of SRECs. The Company's policy for determining when receivables are past due is based on contractual terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off. The Company does not require collateral when extending credit.

Solar Panel Projects in Service

        A project is in service when the engineering, procurement and construction ("EPC") contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate ("PTO") for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Solar panel projects in service" at this project cost.

        Depreciation is applied to this project cost, using the straight-line method over an estimated useful life of a solar panel system of 30 years, and begins when the project is placed in service.

        Once a project is in service, the Company submits an application for a cash grant, equal to 30% of the eligible project costs, from the United States Department of the Treasury under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended ("Section 1603"). When a Section 1603 grant is received, the depreciable basis of the project is reduced by the amount of the grant, and depreciation is adjusted prospectively in the current and future periods. As a condition to receiving a Section 1603 grant, the Companies are required to maintain compliance with Section 48 of the Internal

SunRay Venice, LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

Revenue Code (IRC) for a period of five years. Failure to maintain compliance with the requirements of Section 48 could result in a recapture of the amounts received, plus interest. As of December 31, 2013, the 1603 grant requirements have been met.

Asset Retirement Obligation

        Generally, the Company is obligated to remove its solar panel system from the project site at the end of the site lease or license term. The Company accounts for this obligation as an asset retirement obligation, using the following methodology.

        The cost associated with removing the solar panel system is estimated based on current market prices. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease or license term, is calculated using an appropriate consumer price index ("CPI") inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar panel system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using a credit-adjusted rate above the risk-free rate, which is estimated as the credit spread appropriate to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease or license term. When the project is placed in service, the capitalized cost of the asset retirement obligation is recorded in "Solar panel projects in service" and the fair value of its related liability is recorded as "Obligation to remove solar panel projects in service."

        The capitalized cost of the asset retirement obligation is depreciated each period and recorded as depreciation expense. The related liability is accreted each period as an operating expense.

Income Taxes

        The Company is taxed as a partnership for federal tax purposes. Therefore, the Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company in 2011, are open for examination by federal and state tax authorities.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the allowance for doubtful accounts, useful lives of solar assets and asset retirement obligations. Actual results could differ from those estimates.

SunRay Venice, LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        Revenues from the sale of electricity are recognized in the period in which the electricity is generated because it is immediately passed to the customer. Revenues from the sale of SRECs are recognized when the transaction settles.

        The Company does not record forward contracts for the purchase or sale of SRECs. Such contracts are not marked to market, generally, because it is probable that the contracts will not settle net and will be performed through physical delivery. However, where a forward contract is open at year end and the Company's projects have not generated, and are not projected to generate, the specified quantities of SRECs of various vintages on the specified delivery dates required under the forward contract, the Company will ascertain the spot prices on the open market, at year end, of the SRECs of the various vintages. If a spot price is lower than the contract price, the Company will record no gain, but if the spot price is higher than the contract price, the Company will record a loss. As of December 31, 2013 and 2012, no losses have been recorded.

SRECs as Intangibles

        The Company accounts for SRECs it generates as intangible assets and does not assign any value to SRECs.

Impairment of Solar Assets

        Solar assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses. There were no impairment losses recognized to date.

2. Solar Assets in Service

        The project cost of the project in service, as adjusted for the Section 1603 grant (when received), as well as depreciation and amortization, is recorded in "Solar panel projects in service, net of accumulated depreciation." As of December 31, 2013 and 2012, the gross project costs of the project in service equaled $2,096,733 (the sum of the contract prices (including all change orders, if any) under the related EPC agreements), net of Section 1603 grant payments received totaling $898,600. The related accumulated depreciation equaled $147,263 and $75,806 capitalized asset retirement obligations totaled $7,679, with $644 and $387 of accumulated depreciation.

        For the years ended on December 31, 2013 and 2012, depreciation expense was $71,457 and $75,806, depreciation expense with respect to capitalized asset retirement obligations was $257 and $257, and accretion expense with respect to the related liability was $845 and $847, respectively.

SunRay Venice, LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

3. Related Party Transactions

Advisory Services Agreement

        During 2013 and 2012, SunRay Power Management, LLC ("SRPM") provided the management necessary for the Company to operate its business. No fees were incurred or payable for these services. The accompanying financial statements include a noncash management fee expense of $29,953 for 2013 and 2012. The imputed management fee is calculated at prevailing market rates for such services provided and is equal to 1% of members' capital commitments. As the fee is not contractually payable, members' equity has been increased by the amount of the management fee and is reflected as noncash contributions. SRPM has the same owners as SunRay Power, LLC ("SRP"), which is a member of the Company's majority member.

Other

        In the normal course of business, the Company receives and makes short-term advances of funds to entities that are under common ownership, and members, that do not bear interest. As of December 31, 2013 and 2012, the Company had a payable of $17,442 and $9,170, respectively, to certain of these related entities. For the years ended December 31, 2013 and 2012, the Company sold SRECs to related entities at the same prices at which the related entities sold the SRECs to third parties, amounting to a total sales price of $170,796 and $183,610. Amounts due from related parties for the sale of SRECs totaled $51,989 and $0 at December 31, 2013 and 2012, respectively.

4. Contingencies and Commitments

Laws and Regulations

        A majority of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

SunRay Venice, LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

4. Contingencies and Commitments (Continued)

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company has generated electricity for the property on which it sits and is therefore exempt from sales tax for its sales.

Operations and Maintenance Agreements

        Pursuant to the terms of the master EPC agreement, the Company has entered into a master operations and maintenance service ("O&M") agreement with the EPC contractor, a related party, to provide operations and maintenance support to all of the projects in service for an annual fee of $.035 cents per watt of installed capacity, which fee will begin to accrue for the project from the fourth anniversary of the date on which the PTO is issued for the project through the tenth anniversary of such date and will escalate at the rate of 2% annually. The master O&M agreement is currently scheduled to expire on October 31, 2014, unless the parties agree to extend the term.

        Outlined below, based on each solar system's nameplate capacity, is an estimate of the total annual fee payments to be made under the expected master O&M agreement for the Company's projects:

Year Ending December 31,	Amount
2014	$—
2015	—
2016	4,000
2017	6,000
2018	6,000
Thereafter	79,000

$95,000

5. Site Occupancy Agreements; Output Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company generally enters into a site occupancy agreement with the landlord, which is usually in the form of a lease or a license agreement, and an output purchase agreement with the off-taker, which is usually in the form of a PPA.

Power Purchase Agreements

        The Company has entered into a Power Purchase Agreement ("PPA") for at least twenty years with an electricity off-taker. Under the PPA, the electricity rate is specified as a discount to the electricity rate charged by the respective local utility, subject to a floor. Due to the variable nature of the rate charged in the PPA and as the systems are considered integral equipment, the agreement is accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future

SunRay Venice, LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

5. Site Occupancy Agreements; Output Purchase Agreements (Continued)

rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

Site Lease

        The Company has entered into a site lease agreement with the electricity off-taker for a term which ends six months after the termination of the Power Purchase Agreement. No rent is due under the site lease agreement.

6. Solar Renewable Energy Certificates ("SRECs")

General

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage"—i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWh of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system. Ownership of an SREC may be transferred only from a seller's online account to a purchaser's online account in accordance with instructions from the account holders—i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

7. Members' Equity

        Under its limited liability company agreement, the Company is managed by a board consisting of two members, one appointed by each of the two members. One member owns 667 of the total 1,000 membership units, including 50 of the 100 voting units, while the second member owns 333 membership units, including 50 voting units. To the extent the managing board determines, in its sole and absolute discretion at any time, that there is available cash or property for distribution, such amounts shall be distributed to the Members pro rata in accordance with their respective Unit Interests.

8. Subsequent Events

        The Company has evaluated subsequent events through August 11, 2014, which is the date when the financial statements were available to be issued.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SunRay Venice, LLC

As of June 30, 2014 and December 31, 2013 and for the Six-Month
Periods Ended June 30, 2014 and 2013

SunRay Venice, LLC

Condensed Consolidated Financial Statements (Unaudited)

SunRay Venice, LLC

Condensed Consolidated Balance Sheets

	June 30, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash	$1,037	$5,462
Due from affiliates	26,500	51,989
Accounts receivable	26,231	—
Accrued revenue receivable	12,125	2,108

Total current assets	65,893	59,559
Solar assets:
Solar panel projects, net	1,920,648	1,956,505

Total assets	$1,986,541	$2,016,064

Liabilities and members' equity
Current liabilities:
Accounts payable	$18,954	$427
Accrued expenses and other payables	—	14,223
Due to affiliates	36,114	17,442

Total current liabilities	55,068	32,092
Obligation to remove solar panel projects	10,224	9,801

Total liabilities	65,292	41,893
Members' equity	1,921,249	1,974,171

Total liabilities and members' equity	$1,986,541	$2,016,064

See accompanying notes to condensed consolidated financial statements.

SunRay Venice, LLC

Condensed Statements of Operations and Changes in Members' Equity (Unaudited)

	Six Months Ended June 30,
	2014	2013
Revenues:
Sale of electricity	$48,012	$53,001
Sale of solar renewable energy certificates to affiliates	7,014	86,487
Sale of solar renewable energy certificates	125,000	—

Total revenue	180,026	139,488
Costs and expenses:
Purchase of solar renewable energy certificates from affiliates	112,995	—
Operating expenses	42,073	39,080
General and administrative expenses	26,275	35,151

Total costs and expenses	181,343	74,231

Net income (loss)	(1,317)	65,257
Members' equity, January 1,	1,974,170	2,054,665
Contribution by members—Management fee	14,977	14,977
Distributions to members	(66,581)	(35,316)

Members' equity, June 30,	$1,921,249	$2,099,583

See accompanying notes to condensed consolidated financial statements.

SunRay Venice, LLC

Condensed Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2014	2014
Cash flows from operating activities
Net income (loss)	$(1,317)	$65,257
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	35,858	35,858
Management fee	14,977	14,977
Accretion of asset retirement obligation	423	423
Changes in:
Accounts receivable	(26,231)	(97,046)
Due from affiliates	25,489	—
Accrued revenue receivable	(10,017)	(11,031)
Accounts payable	18,525	325
Accrued expenses and other payables	(14,223)	—
Due to affiliates	18,672	950
Total adjustments	63,473	(55,544)

Net cash provided by operating activities	62,156	9,713
Cash flows from financing activities
Distributions to members	(66,581)	(35,316)

Net cash used in financing activities	(66,581)	(35,316)

Net decrease in cash	(4,425)	(25,603)
Cash, January 1,	5,462	31,880

Cash, June 30,	$1,037	$6,277

Supplemental disclosure of cash flow information:

        For the six months ending June 30, 2014 and 2013, the Company did not pay interest or income taxes.

See accompanying notes to condensed consolidated financial statements.

SunRay Venice, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Summary of Significant Accounting Policies

General Information

        SunRay Venice, LLC (the "Company") is a Delaware Limited Liability Company.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs"). The Company anticipates that it will have placed in service and be operating solar panel systems with less than 20 megawatts ("MW"), in total, of nameplate capacity, once its capital has been fully deployed. As of June 30, 2014, the Company owned one solar panel project.

        The Company has one subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month periods ended June 30, 2014 and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

Advisory Services Agreement

        During the six months periods ended June 30, 2014 and 2013, through one of the Company's member, SunRay Power Management, LLC ("SRPM") provided the management necessary for the Company to operate its business. No fees were incurred or payable for these services. The accompanying financial statements include a management fee expense of $7,488 per quarter for the quarters ended June 30, 2014 and 2013. The management fee is estimated at prevailing market rates for such services provided and is equal to 1% of members' capital commitments. As the fee is not contractually payable, members' equity has been increased by the amount of the management fee and is reflected as contributions. SRPM has the same owners as SunRay Power, LLC ("SRP"), which is a member of the Company's majority member.

SunRay Venice, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Related Party Transactions (Continued)

Allocation of General and Administrative Expenses

        The Company incurs general and administrative expenses, as determined by SRP, the Company's managing member. These expenses may include amounts paid by SRPM on behalf of the Company, for which SRPM is reimbursed.

Other

        In the normal course of business, the Company receives and makes short-term advances of funds to related entities that do not bear interest, as well as buys and sells SRECs with counterparties that are entities under common control. As of June 30, 2014 and December 31, 2013, the Company had a receivable of $26,500 and $51,989 from certain related entities and a payable of $36,114 and $17,442 to certain related entities. For the six months periods ended June 30, 2014 and 2013, the Company sold SRECs to related entities at the same prices at which the related entities sold the SRECs to third parties, amounting to total sales of $7,014 and $86,487, respectively, and the Company purchased SRECs from related entities at the same prices at which the Company sold the SRECs to third parties, amounting to total purchases of $112,995 and $0, respectively. Amounts due to related parties for purchases of SRECs totaled $1,741 as of June 30, 2014 and due from related parties for the sale of SRECs totaled $51,989 as of December 31, 2013. These amounts are included in the due to affiliates and due from affiliates balances indicated above.

3. Contingencies and Commitments

Laws and Regulations

        A substantial portion of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

SunRay Venice, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

3. Contingencies and Commitments (Continued)

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company has generated electricity for the property on which it sits and is therefore exempt from sales tax for its sales.

4. Site Occupancy Agreements; Power Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company generally enters into a site occupancy agreement with the landlord, which is usually in the form of a lease or a license agreement, and an output purchase agreement with the off-taker, which is usually in the form of a Power Purchase Agreement ("PPA").

Power Purchase Agreement

        The Company has entered into a PPA for at least twenty years with an electricity off-taker. Under the PPA, the electricity rate is specified as a discount to the electricity rate charged by the respective local utility, subject to a floor. Due to the variable nature of the rate charged in the PPA and as the systems are considered integral equipment, the agreement is accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

Site Lease

        The Company has entered into a site lease agreement with the electricity off-taker for a term which ends six months after the termination of the Power Purchase Agreement. No rent is due under the site lease agreement.

5. Member's Equity

        Under its limited liability company agreement, the Company is managed by a board consisting of two members, one appointed by each of the two members. One member owns 667 of the total 1,000 membership units, including 50 of the 100 voting units, while the second member owns 333 membership units, including 50 voting units. To the extent the managing board determines, in its sole and absolute discretion at any time, that there is available cash or property for distribution, such amounts shall be distributed to the Members pro rata in accordance with their respective Unit Interests.

6. Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the condensed consolidated financial statements were available to be issued.

CONSOLIDATED FINANCIAL STATEMENTS

SunRay Joint Venture Solar LLC

Years Ended December 31, 2013 and 2012

With Report of Independent Auditors

SunRay Joint Venture Solar LLC

Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Report of Independent Auditors

To The Members
SunRay Joint Venture Solar, LLC

        We have audited the accompanying consolidated financial statements of SunRay Joint Venture Solar LLC, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunRay Joint Venture Solar LLC at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

SunRay Joint Venture Solar LLC

Consolidated Balance Sheets

	December 31
	2013	2012
Assets
Current assets:
Cash	$20,079	$61,762
Accounts receivable	16,805	33,442
Due from affiliates	548,775	490,698
Prepaid expenses	39,537	55,558

Total current assets	625,196	641,460
Solar assets:
Solar panel projects in service, net of accumulated depreciation of $871,194 in 2013 and $380,790 in 2012	13,840,828	14,700,362

Other assets:
Escrow deposit	331,688	330,833
Equity method investment	1,360,614	1,380,436

Total other assets	1,692,302	1,711,269

Total assets	$16,158,326	$17,053,091

Liabilities and members' equity
Current liabilities:
Accounts payable	$51,989	$—
Accrued expenses and other payables	28,162	6,374
Due to affiliates	50,114	4,784

Total current liabilities	130,265	11,158
Due to members	480,000	480,000
Obligation to remove solar panel projects in service	57,802	53,484

Total liabilities	668,067	544,642

Members' equity	15,490,259	16,508,449

Total liabilities and members' equity	$16,158,326	$17,053,091

See accompanying notes to consolidated financial statements.

SunRay Joint Venture Solar LLC

Consolidated Statements of Operations and Changes in Members' Equity

	Year Ended December 31
	2013	2012
Revenues:
Sale of electricity	$379,462	$139,018
Sale of solar renewable energy certificates	1,217,571	69,265

Total revenue	1,597,033	208,283
Costs and expenses:
Operating expenses	869,430	633,756
Purchase of solar renewable energy certificates	138,477	—
General and administrative expenses	355,240	309,286

Total costs and expenses	1,363,147	943,042

Operating income (loss)	233,887	(734,759)
Other income (loss):
Interest income	855	833
Share of equity method investment income (loss)	77,935	(23,952)

Total other income	78,790	(23,119)

Net income (loss)	312,677	(757,878)
Members' equity, beginning of year	16,508,449	8,683,833
Contributions	—	14,415,961
Contribution to capital—management fee	260,970	203,282
Distributions to members	(1,591,837)	(6,036,749)

Members' equity, end of year	$15,490,259	$16,508,449

See accompanying notes to consolidated financial statements.

SunRay Joint Venture Solar LLC

Consolidated Statements of Cash Flows

	Year Ended December 31
	2013	2012
Cash flows from operating activities
Net income (loss)	$312,677	$(757,878)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	490,404	380,391
Management fee contributed by member	231,017	173,329
Share of equity method investment (income) loss	(77,935)	23,952
Accretion of asset retirement obligation	4,318	4,330
Changes in:
Accounts receivable	16,637	(33,442)
Prepaid expenses and other	15,166	(56,391)
Due from affiliates	(37,837)	(490,698)
Accrued expenses and other payables	73,777	6,374
Due to affiliates	45,330	4,784

Total adjustments	760,877	(12,629)

Net cash provided by (used in) operating activities	1,073,554	(745,249)

Cash flows from investing activities
Contribution to/(distribution from) equity investment	107,470	(1,396,544)
Solar panel project costs	—	(11,626,272)
Grant proceeds received	369,130	5,432,924

Net cash provided by (used in) investing activities	476,600	(7,589,892)

Cash flows from financing activities
Contributions from members	—	14,415,961
Distributions to members	(1,591,837)	(6,036,749)

Net cash (used in) provided by financing activities	(1,591,837)	8,379,212

Net (decrease) increase in cash	(41,683)	44,071
Cash, beginning of year	61,762	17,691

Cash, end of year	$20,079	$61,762

Supplemental disclosure of cash flow information
For the years ending December 31, 2013 and 2012, the Company did not pay interest or income taxes.

See accompanying notes to consolidated financial statements.

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies

General Information and Principles of Consolidation

        SunRay Joint Venture Solar LLC ("OPCO IV") is a Delaware limited liability company. The accompanying consolidated financial statements include the accounts of OPCO IV, its seven wholly-owned limited liability companies (each, a "Project LLC", and together with OPCO IV, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs".) The Company has fully deployed its capital as of December 31, 2013 and placed in service and is operating solar panel systems with approximately 20 megawatts ("MW"), in total, of nameplate capacity. As of December 31, 2013, the Project LLCs owned seven solar panel projects. As of December 31, 2013, the Company also operates another solar panel project through its equity method investment in an affiliated limited liability company, for a total of eight solar panel projects.

Cash

        The Company considers all short-term, liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are generated from sales of electricity and sales of SRECs generated by the Company's projects or purchased from third parties and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off. The Company does not require collateral when extending credit.

Solar Panel Projects in Service

        A project is in service when the engineering, procurement and construction ("EPC") contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate ("PTO") for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Solar panel projects in service" at this project cost. Depreciation is recorded using the straight-line method over an estimated useful life of a solar panel system of 30 years, and begin when the project is placed in service.

        Once a project is in service, the Company (through the Project LLC) submits an application for a cash grant, equal to 30% of the eligible project costs, from the United States Department of the Treasury under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended ("Section 1603"). When a Section 1603 grant is received, the depreciable basis of the project is reduced by the amount of the grant, and depreciation is adjusted prospectively in the current and future periods. As a condition to receiving a Section 1603 grant, the Companies are required to maintain

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

compliance with Section 48 of the Internal Revenue Code (IRC) for a period of five years. Failure to maintain compliance with the requirements of Section 48 could result in a recapture of the amounts received, plus interest. As of December 31, 2013, the 1603 grant requirements have been met.

Asset Retirement Obligations

        Generally, each Project LLC is obligated to remove its solar panel system from the project site at the end of the site lease or license term. The Company accounts for this obligation as an asset retirement obligation, using the following methodology.

        The cost associated with removing the solar panel system is estimated based on current market prices. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease or license term, is calculated using an appropriate consumer price index ("CPI") inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar panel system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using a credit-adjusted rate above the risk-free rate, which is estimated as the credit spread appropriate to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease or license term. When the project is placed in service, the capitalized cost of the asset retirement obligation is recorded in "Solar panel projects in service" and the fair value of its related liability is recorded as "Obligation to remove solar panel projects in service."

        The capitalized cost of the asset retirement obligation is depreciated each period and is recorded as depreciation expense. The related liability is accreted each period over the estimated time period until the asset is required to be removed, and the accretion of the liability is recorded as an operating expense.

Income Taxes

        The Company has elected to be taxed as a partnership for federal tax purposes, and all of the Project LLCs are disregarded entities. Therefore, neither the Company nor any of its Project LLCs is a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company in 2010 are open for examination by federal and state tax authorities.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

reporting period. The estimates of the Company include the allowance for doubtful accounts, useful lives of solar assets and asset retirement obligations. Actual results could differ from those estimates.

Revenue Recognition

        Revenues from the sale of electricity are recognized in the period in which the electricity is generated because it is immediately passed to the customer. Revenues from the sale of SRECs are recognized when the transaction settles.

        The Company does not record forward contracts for the purchase or sale of SRECs. Such contracts are not marked to market, generally, because it is probable that the contracts will not settle net and will be performed through physical delivery. However, where a forward contract is open at year end and the Company's projects have not generated, and are not projected to generate, the specified quantities of SRECs of various vintages on the specified delivery dates required under the forward contract, the Company will ascertain the spot prices on the open market, at year end, of the SRECs of the various vintages. If a spot price is lower than the contract price, the Company will record no gain, but if the spot price is higher than the contract price, the Company will record a loss. As of December 31, 2013 and 2012, no losses have been recorded.

SRECs as Intangibles

        The Company accounts for SRECs it generates as intangible assets and does not assign any value to SRECs.

Impairment of Solar Assets

        Solar assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses. There were no impairment losses recognized to date.

Equity Method Investment

        Affiliates that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliate's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliate. Under the equity method of accounting, an affiliate's accounts are not reflected within the Company's consolidated balance sheets and statements of operations; however, the Company's share of the earnings or losses of the affiliate is reflected in the caption "Share of equity method investment income (loss)" in the consolidated statements of operations. The Company's carrying value in an equity method affiliate is reflected in the caption "Equity method investment" in the Company's consolidated balance sheets.

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

        When the Company's carrying value in an equity method affiliate is reduced to zero, no further losses are recorded in the Company's consolidated financial statements unless the Company guaranteed obligations of the affiliate or has committed additional funding. When the affiliate subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

2. Solar Assets in Service

Solar Panel Projects in Service

        The project cost of each of the seven projects in service, as adjusted for the Section 1603 grant (when received), as well as depreciation, is recorded in "Solar panel projects in service, net of accumulated depreciation." As of December 31, 2013 and 2012, the total gross project costs of the projects in service equaled $20,771,228 (the sum of the contract prices including all change orders, if any, under the related EPC agreements). Capitalized asset retirement obligations totaled $47,994 at December 31, 2013 and 2012. Accumulated depreciation totaled $871,194 and $380,790 (including the accumulated depreciation of capitalized asset retirement obligations of $3,607 and $2,003) as of December 31, 2013 and 2012, respectively. Cumulative Section 1603 grant payments received equaled $6,107,200 and $5,738,070 at December 31, 2013 and 2012, respectively.

        For the years ended December 31, 2013 and 2012, depreciation expense was $488,800 and $378,787, depreciation expense with respect to capitalized asset retirement obligations was $1,604 and $1,604, and accretion expense with respect to the related liability was $4,318 and $4,330, respectively.

3. Related Party Transactions

Advisory Services Agreement

        During 2013 and 2012, SunRay Power Management, LLC ("SRPM") provided the management necessary for the Company to operate its business. No fees were incurred or payable for these services. The accompanying consolidated financial statements include a noncash management fee expense of $231,017 and $173,329 for 2013 and 2012. The imputed management fee expensed in SunRay Venice, LLC amounting to $29,953 for 2013 and 2012 was a pass through from the members of the Company into SunRay Venice, LLC. The imputed management fee is calculated at prevailing market rates for such services provided and is equal to 1% of members' capital commitments. As the fee is not contractually payable, members' equity has been increased by the amount of the management fee and is reflected as contributions. SRPM has the same owners as SunRay Power, LLC ("SRP"), which is a non-voting member of the Company. SRP is entitled, under certain conditions, to special distributions under the Company's limited liability company agreement.

Equity Method Investment

        One of the Company's projects involves the Company's ownership of a solar panel system through an equity method investment in a limited liability company ("SunRay Venice, LLC"), 66.7% of which is owned by the Company (which has 50% of the voting interests), and 33.3% of which is owned by outside investors. SunRay Venice, LLC is managed by a Managing Board consisting of two members, one of which is appointed by the Company. As the Company does not have voting or operational

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

3. Related Party Transactions (Continued)

control of SunRay Venice, LLC, it does not have a controlling financial interest, despite its majority ownership. As a result, SunRay Venice is not consolidated in these financial statements and the net investment by the Company in SunRay Venice, LLC is reflected in a single line item in the consolidated balance sheets, and the net income or loss attributable to the Company is reflected in a single line item in the statements of operations.

Other

        In the normal course of business, the Company receives and makes short-term advances of funds to entities that are under common ownership and members that do not bear interest. As of December 31, 2013 and 2012, the Company had a receivable of $548,775 and $490,698 from certain of these related entities and a payable of $50,114 and $4,784 to certain of these related entities, and $480,000 to members for escrow deposits made in behalf of the Company's Project LLCs, respectively. Non-cash activity relating to amount paid by related parties to EPC contractor amount to $20,240 during 2013 and $262,636 during 2012.

        For the years ended December 31, 2013 and 2012, the Company sold SRECs to related entities at the same prices at which the related entities sold the SRECs to third parties, amounting to total sales of $281,802 and $2,295, and the Company purchased SRECs from related entities at the same prices at which the Company sold the SRECs to third parties, amounting to total purchases of $138,477 and $0, respectively. Amounts due from related parties for the sale of SRECs totaled $0 and $2,295 at December 31, 2013 and 2012, respectively.

4. Contingencies and Commitments

Laws and Regulations

        A portion of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state (New Jersey) in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

4. Contingencies and Commitments (Continued)

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the jurisdiction (New Jersey) where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. As of December 31, 2013 and 2012, the Company estimated that due and uncollected or unpaid sales taxes were $27,413 and $5,756, respectively, which amount was included in accrued expenses and other payables in the accompanying consolidated financial statements.

Operations and Maintenance Agreements

        Pursuant to the terms of the master EPC agreement, the Company, on behalf of the Project LLCs, has entered into a master operations and maintenance service ("O&M") agreement with the EPC contractor, a related party, to provide operations and maintenance support to all of the projects in service for an annual fee of $0.035 cents per watt of installed capacity, which fee increases 2% per year and began to accrue for each project from the fourth anniversary of the date on which the PTO was issued for the project. The master O&M agreement is currently scheduled to expire ten years from the PTO date, unless the parties agree to extend the term.

        Outlined below, based on each solar system's nameplate capacity, is an estimate of the total annual fee payments to be made under the current proposal of O&M services:

Amount
Year Ending December 31:
2014	$—
2015	—
2016	30,000
2017	42,0000
2018	42,0000
Thereafter	615,000

$729,000

5. Site Occupancy Agreements; Power Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company causes the Project LLC to enter into a site occupancy agreement with the landlord, which is usually in the form of a lease or a license agreement, and an output purchase agreement with the off-taker, which is usually in the form of a PPA.

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

5. Site Occupancy Agreements; Power Purchase Agreements (Continued)

Site Lease or License Agreements

        Project LLCs may be subject to a variety of rent payment structures—for example: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments, without contingent payments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation. Each of these Project LLCs has entered into a site lease agreement for a term of at least twenty years.

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate capacity and the date each solar system received its PTO, are estimates of the minimum, potential, total annual payments that could be made under the site occupancy agreements for the Company's projects:

Amount
Year Ending December 31:
2014	$335,000
2015	335,000
2016	335,000
2017	335,000
2018	335,000
Thereafter	4,465,000

$6,140,000

        For the years ended December 31, 2013 and 2012, the Company incurred $343,588 and $237,417, respectively, in site occupancy expenses included in operating expenses.

Power Purchase Agreements

        Each of the Project LLCs has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, and the landlord is then obligated to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs for the New Jersey projects, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the respective local utility. Due to the variable nature of the rate charged in the PPAs and because the system is considered integral equipment, the agreements are accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

SunRay Joint Venture Solar LLC

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

6. Concentrations

Credit Risk

        Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of accounts receivable.

EPC Contractor

        The Company entered into a master EPC agreement under which the EPC contractor is obligated to provide EPC services exclusively to the Company for solar panel projects providing up to 20 MW, in total, of nameplate capacity. The EPC contractor has also entered into site-specific EPC agreements for the Company's projects. In addition, an affiliate of the EPC contractor has entered into a site lease agreement and a PPA with one of the Project LLCs, and the EPC contractor is obligated to provide O&M support for the Company's projects. The EPC contractor is closely held and privately owned, and its majority owner is the principal investor in two solar panel project operating companies to which SRPM provides advisory services and in connection with which SRP holds a profits interest.

7. Solar Renewable Energy Certificates ("SRECs")

General

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage"—i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWh of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system. Ownership of an SREC may be transferred only from a seller's online account to a purchaser's online account in accordance with instructions from the account holders—i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

8. Members' Equity

        Under its limited liability company agreement, the Company is managed by its sole managing member, who owns Series A Membership Units. SRP owns Series B Membership Units which have no voting powers. A Member's Membership Units and Percentage Interest may be adjusted from time to time in connection with the admission of a substituted or additional Member, additional capital contributions made by Members, or certain other events.

9. Subsequent Events

        Management has evaluated subsequent events through August 11, 2014, which is the date when the consolidated financial statements were available to be issued.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SunRay Joint Venture Solar LLC

As of June 30, 2014 and December 31, 2013 and for the Six-Month
Periods Ended June 30, 2014 and 2013

SunRay Joint Venture Solar LLC

Condensed Consolidated Financial Statements (Unaudited)

SunRay Joint Venture Solar LLC

Condensed Consolidated Balance Sheets

	June 30, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash	$29,618	$20,079
Accounts receivable	242,958	16,805
Due from affiliates	615,021	548,775
Prepaid expenses	10,088	39,537

Total current assets	897,685	625,196
Solar assets:
Solar panel projects, net	13,595,626	13,840,828
Other assets:
Escrow deposits	331,688	331,688
Equity method investment	1,335,551	1,360,614

Total other assets	1,667,239	1,692,302

Total assets	$16,160,550	$16,158,326

Liabilities and members' equity
Current liabilities:
Accounts payable	$102,995	$51,989
Accrued expenses and other payables	37,390	28,162
Due to affiliates	111,953	50,114

Total current liabilities	252,338	130,265
Due to members	480,000	480,000
Obligation to remove solar panel projects	59,961	57,802

Total liabilities	792,299	668,067
Members' equity	$15,368,251	$15,490,259

Total liabilities and members' equity	$16,160,550	$16,158,326

See accompanying notes to condensed consolidated financial statements.

SunRay Joint Venture Solar LLC

Condensed Consolidated Statements of Operations and Changes in Members' Equity (Unaudited)

	Six Months Ended June 30,
	2014	2013
Revenues:
Sale of electricity	$176,109	$236,903
Sale of renewable energy certificates	264,125	707,744

Total revenue	440,234	944,647
Costs and expenses:
Operating expenses	430,699	427,306
Purchase of solar renewable energy certificates	3,507	100,696
General and administrative expenses	165,082	168,008

Total costs and expenses	599,288	696,010

Operating (loss) income	(159,054)	248,637
Other income (loss):
Share of equity method investment (loss) income	(439)	44,246

Net (loss) income	(159,493)	292,883
Members' equity, beginning of year	15,490,259	16,508,449
Capital contribution—Management fees	130,485	130,485
Distributions to members	(93,000)	(640,130)

Members' equity, end of period	$15,368,251	$16,291,687

See accompanying notes to condensed consolidated financial statements.

SunRay Joint Venture Solar LLC

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities
Net (loss) income	$(159,493)	$292,883
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	245,202	245,202
Management fee contributed by members	115,508	115,508
Share of equity method investment loss (income)	439	(44,246)
Accretion of asset retirement obligation	2,159	2,159
Changes in:
Accounts receivable	(226,152)	(390,601)
Prepaid expenses and other	29,450	15,845
Due from affiliates	(66,247)	(60,240)
Accrued expenses and other payables	60,235	177,522
Due to affiliates	61,838	2,940

Total adjustments	222,432	64,089

Net cash provided by operating activities	62,939	356,972
Cash flows from investing activities
Distribution from equity method investment	39,600	23,555
Grant proceeds received	—	369,130

Net cash provided by investing activities	39,600	392,685
Cash flows from financing activities
Distributions to members	(93,000)	(640,130)

Net cash used in financing activities	(93,000)	(640,130)

Net change in cash	9,539	109,527
Cash, beginning of year	20,079	61,762

Cash, end of period	$29,618	$171,289

Supplemental disclosure of cash flow information

        For the six months ending June 30, 2014 and 2013, the Company did not pay interest or income taxes.

See accompanying notes to condensed consolidated financial statements.

SunRay Joint Venture Solar LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Summary of Significant Accounting Policies

General Information, Principles of Consolidation and Basis of Presentation

        SunRay Joint Venture Solar LLC ("OPCO IV") is a Delaware limited liability company. The accompanying consolidated financial statements include the accounts of OPCO IV, its wholly-owned limited liability companies (each, a "Project LLC", and together with OPCO IV, the "Company"). All intercompany accounts and transactions have been eliminated.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs"). The Company operates solar panel systems with approximately 20 megawatts ("MW"), in total, of nameplate capacity.

        The Company owns 7 solar panel projects and also operates another solar panel project through its equity method investment in an affiliated limited liability company, for a total of eight solar panel projects.

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month periods ended June 30, 2014 and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the allowance for doubtful accounts, useful lives of solar assets, sales and use tax, and asset retirement obligations. Actual results could differ from those estimates.

2. Related Party Transactions

Advisory Services Agreement

        During the six months ended June 30, 2014 and 2013, SunRay Power Management, LLC ("SRPM") provided the management necessary for the Company to operate its business. No fees were incurred or payable for these services. The accompanying consolidated financial statements include a management fee expense of $115,508 for the six months ended June 30, 2014 and 2013. The management fee is estimated at prevailing market rates for such services provided and annually, is

SunRay Joint Venture Solar LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Related Party Transactions (Continued)

equal to 1% of members' capital commitments. As the fee is not contractually payable, members' equity has been increased by the amount of the management fee and is reflected as contributions. SRPM has the same owners as SunRay Power, LLC ("SRP"), which is a non-voting member of the Company. SRP is entitled, under certain conditions, to special distributions under the Company's limited liability company agreement.

Equity Method Investment

        One of the Company's projects involves the Company's ownership of a solar panel system through an equity method investment in a limited liability company ("SunRay Venice, LLC"), 66.7% of which is owned by the Company (which has 50% of the voting interests), and 33.3% of which is owned by outside investors. SunRay Venice, LLC is managed by a Managing Board consisting of two members, one of which is appointed by the Company. As the Company does not have voting or operational control of SunRay Venice, LLC, it does not have a controlling financial interest, despite its majority ownership. SunRay Venice is not consolidated in these financial statements and the net investment by the Company in SunRay Venice, LLC is reflected in a single line item in the consolidated balance sheet, and the net income or loss attributable to the Company is reflected in a single line item in the statements of operations. Additionally, SRP provides management for SunRay Venice, LLC, with such amount reflected as a contribution to capital and an increase in investment in in equity method investee, totaling $14,977 for each of the six months ended June 30, 2014 and 2013.

Other

        In the normal course of business, the Company receives and makes short-term advances of funds to related entities that do not bear interest. As of June 30, 2014 and December 31, 2013, the Company had a receivable of $517,896 and $548,775, respectively, from certain of these related entities and had a payable of $111,953 and $50,114, respectively to certain of these related entities.

        For the six month periods ended June 30, 2014 and 2013, the Company sold SRECs to related entities at the same prices at which the related entities sold the SRECs to third parties, amounting to total sales of $264,125 and $707,744, respectively, and the Company purchased SRECs from related entities at the same prices at which the Company sold the SRECs to third parties, amounting to total purchase of $3,507 and $100,696, respectively. As of June 30, 2014 and December 31, 2013, amount due from related parties for the sale of SRECs was $97,125and $0, respectively. No amounts were due to related parties for the purchase of SRECs as of June 30, 2014 and December 31, 2013.

3. Contingencies and Commitments

Laws and Regulations

        A substantial portion of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs,

SunRay Joint Venture Solar LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

3. Contingencies and Commitments (Continued)

or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the jurisdiction where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. As of June 30, 2014 and December 31, 2013, the Company estimated that due and uncollected or unpaid sales taxes were $37,390 and $27,413, respectively, which was included in accrued expenses and other payables in the accompanying condensed consolidated financial statements.

4. Site Occupancy Agreements; Power Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company causes the Project LLC to enter into a site occupancy agreement with the landlord, which is usually in the form of a lease or a license agreement, and an output purchase agreement with the off-taker, which is usually in the form of a PPA.

Site Lease or License Agreements

        Project LLCs owning projects installed on rooftops in New Jersey have entered into three types of site lease agreements, categorized as follows, depending on the structure of rent payments: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments, without contingent payments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation. Each of these Project LLCs has entered into a site lease agreement for a term of at least twenty years.

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate capacity and the date each solar system received its PTO, are

SunRay Joint Venture Solar LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

4. Site Occupancy Agreements; Power Purchase Agreements (Continued)

estimates of the minimum, potential, total annual payments that could be made under the site occupancy agreements for the Company's projects:

Amount
Year Ending December 31:
2014—remaining	$168,000
2015	335,000
2016	335,000
2017	335,000
2018	335,000
Thereafter	4,465,000

$5,973,000

        For the six month periods ended June 30, 2014 and 2013, the Company incurred $175,373 and $174,653, respectively, in site occupancy expenses included in operating expenses.

Power Purchase Agreements

        Each of the Project LLCs has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, and the landlord is then obligated to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the respective local utility. Due to the variable nature of the rate charged in the PPAs and because the systems are considered integral equipment, the PPAs are accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

5. Subsequent Events

        Management has evaluated subsequent events through September 10, 2014 which is the date when the condensed consolidated financial statements were available to be issued.

CONSOLIDATED FINANCIAL STATEMENTS

SR Acquisitions Solar, LLC

As of December 31, 2013 and 2012 and the Period
December 5, 2012 (date of inception) to December 31, 2012
and the Year Ended December 31, 2013

with Report of Independent Auditors

SR Acquisitions Solar, LLC

Consolidated Financial Statements

As of December 31, 2013 and 2012 and For the Period December 5, 2012 (date of inception)
to December 31, 2012 and Year Ended December 31, 2013

Report of Independent Auditors

To the Member
SR Acquisitions Solar, LLC

        We have audited the accompanying consolidated financial statements of SR Acquisitions Solar, LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and changes in member's equity and cash flows for the period from December 5, 2012 (date of inception) to December 31, 2012 and for the year ended December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SR Acquisitions Solar, LLC at December 31, 2013 and 2012, and the consolidated results of its operations and changes in member's equity and its cash flows for the period from December 5, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

SR Acquisitions Solar, LLC

Consolidated Balance Sheets

	December 31
	2013	2012
Assets
Current assets:
Cash	$9,436	$—
Accounts receivable	24,019	999
Prepaid expenses and other current assets	30,612	3,963
Due from affiliates	72,682	6,939

Total current assets	136,749	11,901
Solar panel projects in service, net	3,849,302	3,981,027

Total assets	$3,986,051	$3,992,928

Liabilities and member's equity
Current liabilities:
Accounts payable	$19,952	$1,865
Accrued expenses and other payables	39,433	9,414
Due to affiliates	174,352	—
Current maturities of long-term debt	908,565	539,720

Total current liabilities	1,142,302	550,999
Long-term debt, net of current maturities and debt discount	1,761,644	2,433,478
Obligation to remove solar panel projects	17,293	15,808

Total liabilities	2,921,239	3,000,285

Member's equity	1,064,812	992,643

Total liabilities and member's equity	$3,986,051	$3,992,928

See accompanying notes to consolidated financial statements.

SR Acquisitions Solar, LLC

Consolidated Statements of Operations and Changes in Member's Equity

	Year Ended December 31, 2013	Period From December 5, 2012 through December 31, 2012
Revenues:
Sale of electricity	$119,864	$999
Sale of solar renewable energy certificates	643,494	—

Total revenue	763,358	999
Costs and expenses:
Purchase of solar renewable energy certificates	342,326	—
Operating expenses	146,587	4,111
General and administrative expenses	105,772	10,377

Total costs and expenses	594,685	14,488

Operating loss	168,673	(13,489)
Interest expense	(270,791)	(3,868)

Net loss	(102,118)	(17,357)
Member's equity, January 1,	992,643	—
Capital contributions	388,920	1,010,000
Distributions to members	(214,633)	—

Member's equity, December 31,	$1,064,812	$992,643

See accompanying notes to consolidated financial statements.

SR Acquisitions Solar, LLC

Consolidated Statements of Cash Flows

	Year Ended December 31, 2013	Period From December 5, 2012 through December 31, 2012
Cash flows from operating activities
Net loss	$(102,118)	$(17,357)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	131,725	4,070
Amortization of debt discount	236,731	3,868
Management fee	11,627	10,000
Accretion of asset retirement obligation	1,485	41
Changes in:
Accounts receivable	(23,020)	(999)
Prepaid expenses and other current assets	(26,649)	(3,963)
Due from affiliates	(65,743)	(6,939)
Accrued expenses and other payables	48,106	11,279
Due to affiliates	174,352	—

Total adjustments	488,614	17,357

Net cash provided by operating activities	386,496	—
Cash flows from financing activities
Principal payments on note payable	(162,427)	—
Distributions	(214,633)	—

Net cash used in financing activities	(377,060)	—

Net increase in cash	9,436	—
Cash, beginning of period	—	—

Cash, December 31,	$9,436	$—

Supplemental disclosure of cash flow information
Cash paid for interest	$34,060	$—
Cash paid for taxes	$—	$—
Non-cash activities:
Asset retirement obligation and related increase in solar panel projects	$—	$15,808

Capital contribution	$388,920	$1,010,000

Note payable related to acquisition, net of discount	$—	$2,973,198

See accompanying notes to consolidated financial statements.

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies

General Information and Principles of Consolidation

        SR Acquisitions Solar, LLC ("OPCO IIIA") is a Delaware Limited Liability Company formed on December 5, 2012. The accompanying consolidated financial statements include the accounts of OPCO IIIA and its seven wholly-owned limited liability companies (each, a "Project LLC" and, together with OPCO IIIA, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs".)

Going Concern

        The consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As of December 31, 2013, the Company has working capital deficit of $1,005,553. The Company's ability to continue as a going concern is dependent upon combination of generating substantial revenue and raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company cannot be certain that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations.

Cash and Cash Equivalents

        The Company considers all short-term, liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are generated from sales of electricity and SRECs generated by the Company's projects and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off. The Company does not require collateral when extending credit.

Solar Panel Projects in Service

        A project is in service when the engineering, procurement and construction ("EPC") contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate ("PTO") for the project. Each project in service is valued at the contract price (including all

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

change orders, if any) under the site-specific EPC agreement and recorded in "Solar panel projects in service" at this project cost. Depreciation is recorded using the straight-line method over an estimated useful life of a solar panel system of 30 year, and begins when the project is placed in service.

        Once a project is in service, the Company (through the Project LLC) submits an application for a cash grant, equal to 30% of the eligible project costs, from the United States Department of the Treasury under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended ("Section 1603"). When a Section 1603 grant is received (usually within several months after the project has been placed in service), the depreciable basis of the project is reduced by the amount of the grant, and depreciation is adjusted prospectively in the current and future periods. As a condition to receiving a Section 1603 grant, the Companies are required to maintain compliance with Section 48 of the Internal Revenue Code (IRC) for a period of five years. Failure to maintain compliance with the requirements of Section 48 could result in a recapture of the amounts received, plus interest. As of December 31, 2013, the 1603 grant requirements have been met.

Asset Retirement Obligation

        Generally, each Project LLC is obligated to remove its solar panel system from the project site at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation, using the following methodology.

        The cost associated with removing the solar panel system is estimated based on current market prices. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease term, is calculated using an appropriate consumer price index ("CPI") inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar panel system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using a credit-adjusted, risk-free rate, which is estimated as the credit spread appropriate to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. When the project is placed in service, the capitalized cost of the asset retirement obligation is recorded in "Costs of solar panel projects in service" and the fair value of its related liability is recorded as "Obligation to remove solar panel projects in service."

        The capitalized cost of the asset retirement obligation is depreciated each period and the depreciation is recorded as an operating expense. The related liability is accreted each period and the accretion of the liability is recorded as an operating expense.

Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the Project LLCs are disregarded entities. Therefore, neither the Company nor any of its Project LLCs is a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. The member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company in 2012, are open for examination by federal and state tax authorities.

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the allowance for doubtful accounts, useful lives of solar assets and asset retirement obligations. Actual results could differ from those estimates.

Revenue Recognition

        Revenues from the sale of electricity are recognized in the period in which the electricity is generated because it is immediately passed to the customer. Revenues from the sale of SRECs are recognized when the transaction settles.

        The Company does not record forward contracts for the purchase or sale of SRECs. Such contracts are not marked to market, generally, because it is probable that the contracts will not settle net and will be performed through physical delivery. However, where a forward contract is open at year end and the Company's projects have not generated, and are not projected to generate, the specified quantities of SRECs of various vintages on the specified delivery dates required under the forward contract, the Company will ascertain the spot prices on the open market, at year end, of the SRECs of the various vintages. If a spot price is lower than the contract price, the Company will record no gain, but if the spot price is higher than the contract price, the Company will record a loss. As of December 31, 2013 and 2012 and for the periods then ended, the Company had no open contracts and as such no losses have been recorded.

SRECs as Intangibles

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage"—i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWH of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system. Ownership of an SREC may be transferred only from a seller's online account to a purchaser's online account in accordance with instructions from the account holders—i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

        The Company accounts for SRECs it generates as intangible assets and does not assign any values to SRECs.

Impairment of Solar Assets

        Solar assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

1. General Information and Summary of Significant Accounting Policies (Continued)

recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses. There were no impairment losses recognized to date.

Fair Value Measurements

        The Company measures fair value using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        The Company's financial instruments include cash, accounts receivable, accounts payable, obligation to remove solar panel projects in service, current portion of long-term debt and the long-term debt The carrying values of its financial instruments other than the obligation to remove solar panel projects in service approximate their fair values due to the fact that they were short-term in nature at December 31, 2013 and December 31, 2012 (Level 1). The Company estimates the fair value of obligation to remove solar panel projects in service using credit-risk adjusted rates described in above (Level 3). The fair value of the long-term debt is based on the interest rates the Company believes it could obtain for borrowings with similar terms (Level 2).

2. Solar Panel Projects in Service

        The project cost of each project placed in service, as adjusted for the Section 1603 grant (when received), as well as depreciation, is recorded in "Solar panel projects in service, net of accumulated depreciation." As of December 31, 2013 and 2012, the gross project costs of the seven projects in service equaled $4,691,452 (including capitalized cost of asset retirement obligation of $15,767). At December 31, 2013 and 2012, the accumulated depreciation was $135,795 and $4,070 (including accumulated depreciation of asset related to the retirement obligation of $540 and $14), respectively. During years ended December 31, 2013 and 2012, depreciation expense was $131,199 and $4,070, respectively.

        During 2013 and 2012, accretion expense with respect to the asset retirement obligation was $1,485 and $41, respectively.

3. Related Party Transactions

Short-Term Advances

        In the normal course of business, the Company receives and makes short-term advances of funds that do not bear interest, as well as buys and sells SRECs with counterparties that are entities under common control. As of December 31, 2013 and 2012, the Company had receivables totaling $72,682 and $6,939, respectively from certain of these related entities and at December 31, 2013, the Company had payables totaling of $174,352 to certain of these related entities. During the year ended December 31, 2013, the Company purchased SRECs from related entities of $342,326.

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

3. Related Party Transactions (Continued)

EPC Contractor

        The Company has entered into a master EPC agreement under which the EPC contractor is obligated to provide EPC services exclusively to the Company for solar panel projects providing up to 20 MW, in total, of nameplate capacity. The EPC contractor has entered into site-specific EPC agreements for the Company's seven projects in New Jersey. The EPC contractor is closely held and privately owned, and its majority owner is the principal investor in two solar panel project operating companies to which SunRay Power Management, LLC ("SRPM") provides advisory services and in connection with which SunRay Power Management ("SRP") holds an interest.

4. Management Fee

        For the periods ended on December 31, 2013 and 2012, SRPM provided the management necessary for the Company to operate its business. The accompanying consolidated financial statements include a management fee expense of $11,627 and $10,000 for the years ended December 31, 2013 and December 31, 2012. The management fee is calculated at prevailing market rates for such services provided and is equal to 1% of member's capital commitments. As the fee is not contractually payable, member's equity has increased by the amount of the management fee and is reflected as non-cash contributions by members in the accompanying consolidated financial statements.

5. Contingencies and Commitments

a.     Laws and Regulations

        A majority of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

5. Contingencies and Commitments (Continued)

b.     Operations and Maintenance Agreements

        Pursuant to the terms of the master EPC agreement, the Company, on behalf of the Project LLCs, has entered into a master operations and maintenance service ("O&M") agreement with the EPC contractor, a related party, to provide operations and maintenance support to all of the projects in service for an annual fee of $.035 cents per watt of installed capacity, which fee will begin to accrue for each project from the fourth anniversary of the date on which the PTO was issued for the project and, from the eleventh anniversary of such date, will escalate at the rate of 2% annually. The master O&M agreement is currently scheduled to expire on October 31, 2014, unless the parties agree to extend the term.

        Outlined below, based on each solar system's nameplate capacity, is an estimate of the total annual fee payments to be made under the O&M agreement expected:

Year Ending December 31,	Amount
2014	$—
2015	—
2016	8,000
2017	14,000
2018	14,000
Thereafter	195,000

$231,000

c.     Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the jurisdiction (New Jersey) where its projects generate and sell electricity. Based on evolving solar industry practices and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. As of December 31, 2013, the Company estimated that due and uncollected or unpaid sales taxes were $14,173, plus penalties and interest, which amount was included in accrued expenses and other payables in the accompanying consolidated financial statements.

6. Site Lease and Power Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company causes the Project LLC to enter into a site lease agreement with the landlord, a PPA with the electricity off-taker, and the site-specific EPC agreement for the project.

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

6. Site Lease and Power Purchase Agreements (Continued)

Site Lease Agreements

        Project LLCs have entered into three types of site lease agreements, categorized as follows, depending on the structure of rent payments: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation. Each of the Project LLCs has entered into a site lease agreement for a term of at least twenty years with 10 years of renewal option. The site leases are expiring in 2031 without renewal.

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate are estimates of the minimum, potential total annual rent payments that could be made under the site lease agreements for the Company's projects:

Year Ending December 31,	Amount
2014	$3,500
2015	3,500
2016	3,500
2017	3,500
2018	3,500
Thereafter	48,500

$66,000

        During 2013, the Company incurred $3,477 in site lease expense included in operating expenses.

Power Purchase Agreements

        Each Project LLC has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, in which case the landlord is then expected to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the local utility or other provisions intended to ensure that the off-taker realizes savings compared to the local utility rates. Due to the variable nature of the rate charged in the PPAs and as the system is considered integral equipment, the agreements are accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

7. Concentrations

Credit Risk

        Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of accounts receivable.

SR Acquisitions Solar, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

7. Concentrations (Continued)

Geographic Location of Projects

        All seven of the Company's projects are located in New Jersey.

8. Acquisition

        In December 2012, the Company acquired 100% of the Membership interest in six single member LLCs who had developed the seven solar projects which were all substantially completed prior to acquisition. The acquisition has been accounted for as business combination. The fair value of assets acquired in the acquisition was $4,675,685 for the solar projects. No other assets or liabilities were identified or acquired. Of the $4,675,685 purchase price, $1,000,000 was paid immediately and the remaining balance is payable through a note payable.

9. Long Term Debt

        Pursuant to acquisition in December 2012, the Company issued a secured promissory note to seller in the principal amount of $3,675,685. The note bears interest at the rate of 1% per annum. The note is secured by the assets of the company and guaranteed personally by former member of the Company. The note requires a quarterly payment of $188,647 beginning March 2013 including principal and interest through December 2017. The Company calculated present value of the note using a credit-adjusted discount rate. At December 31, 2013 and 2012, the discount amount was $465,756 and $702,486, respectively. During the years ended December 31, 2013 and 2012, the amortization of $236,731 and $3,868, respectively, was recorded as interest expense. The principal maturities of the note until maturity are as follows:

Year Ending December 31,	Amount
2014	$908,565
2015	735,000
2016	742,400
2017	750,000

3,135,965
Less current portion	(908,565)

Total long-term debt, less current portion	$2,227,400

10. Member's Equity

        The Company is a single Member limited liability company, which is owned by one member.

11. Subsequent Events

        Management has evaluated subsequent events through August 11, 2014, which is the date when the consolidated financial statements were available to be issued.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SR Acquisitions Solar, LLC

June 30, 2014

SR Acquisitions Solar, LLC

Condensed Consolidated Financial Statements (Unaudited)

SR Acquisitions Solar, LLC

Condensed Consolidated Balance Sheets

	June 30, 2014	December 31, 2013
	(Unaudited)
Assets
Current assets:
Cash	$6,061	$9,436
Accounts receivable	53,516	24,019
Due from affiliates	108,604	72,682
Prepaid expenses and other current assets	16,412	30,612

Total current assets	184,593	136,749
Solar panel projects, net	3,782,879	3,849,302

Total assets	$3,967,472	$3,986,051

Liabilities and member's equity
Current liabilities:
Accounts payable	$50,647	$19,952
Accrued expenses and other payables	25,134	39,433
Due to affiliates	189,756	174,352
Current maturities of long term-debt	913,114	908,565

Total current liabilities	1,178,651	1,142,302
Long-term debt, net of current maturities and debt discount	1,497,230	1,761,644
Obligation to remove solar panel projects	18,035	17,293

Total liabilities	2,693,916	2,921,239
Member's equity	1,273,556	1,064,812

Total liabilities and member's equity	$3,967,472	$3,986,051

See accompanying notes to condensed consolidated financial statements.

SR Acquisitions Solar, LLC

Condensed Statements of Operations and Changes in Members' Equity
(Unaudited)

	Six Months Ended June 30,
	2014	2013
Revenues:
Sale of electricity	$55,925	$59,026
Sale of solar renewable energy certificates	—	70,800

Total revenue	55,925	129,826
Costs and expenses:
Operating expenses	68,902	67,755
General and administrative expenses	46,748	21,283

Total costs and expenses	115,650	89,038

Operating (loss) income	(59,725)	40,788
Other expense:
Interest expense	(116,524)	(141,534)

Net loss	(176,249)	(100,746)
Member's equity, January 1,	1,064,812	992,643
Contributions	384,993	383,881
Distributions	—	(60,000)

Member's equity, June 30,	$1,273,556	$1,215,778

See accompanying notes to condensed consolidated financial statements.

SR Acquisitions Solar, LLC

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities
Net loss	$(176,249)	$(100,746)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	66,423	65,275
Amortization of debt discount	102,201	123,604
Management fee—noncash capital contribution	7,700	6,587
Interest expense—noncash capital contribution	15,227	17,930
Accretion of asset retirement obligation	742	742
Changes in:
Accounts receivable	(29,497)	(22,095)
Prepaid expenses	14,200	3,963
Due from affiliates	(35,921)	(107,104)
Accrued expenses and other payables	(16,397)	46,706
Due to affiliates	15,404	50,000

Total adjustments	172,874	185,608

Net cash (used in) provided by operating activities	(3,375)	84,862
Cash flows from financing activities
Distributions	—	(60,000)

Net cash provided (used in) by financing activities	—	(60,000)

Net (decrease) increase in cash	(3,375)	24,862
Cash, January 1,	9,436	—

Cash June 30,	$6,061	$24,862

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—

Cash paid for taxes	$—	$—

Non-cash activities:
Capital contribution—payment of debt, interest and management fee	$384,993	$383,881

See accompanying notes to condensed consolidated financial statements.

SR Acquisitions Solar, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Summary of Significant Accounting Policies

General Information and Principles of Consolidation

        SR Acquisitions Solar, LLC ("OPCO IIIA") is a Delaware Limited Liability Company formed on December 5, 2012. The accompanying consolidated financial statements include the accounts of OPCO IIIA and its seven wholly-owned limited liability companies (each, a "Project LLC" and, together with OPCO IIIA, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs".)

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month period ended June 30, 2014 and June 30, 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month period ended June 30, 2014 and June 30, 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Going Concern

        The condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As of June 30, 2014 and December 31, 2013, the Company has working capital deficit of approximately $994,000 and $1,005,000, respectively. The Company's ability to continue as a going concern is dependent upon combination of generating substantial revenue and raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These condensed consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company cannot be certain that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations.

Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the

SR Acquisitions Solar, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

1. General Information and Summary of Significant Accounting Policies (Continued)

allowance for doubtful accounts, useful lives of solar assets, sales and use tax and asset retirement obligations. Actual results could differ from those estimates.

Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the financial statements were available to be issued.

2. Related Party Transactions

Short-Term Advances

        In the normal course of business, the Company receives and makes short-term advances of funds that do not bear interest, as well as buys and sells SRECs with counterparties that are entities under common control (During the six month periods ended June 30, 2014 and 2013, the Company had no SREC activities with related parties). As of June 30, 2014 and December 31, 2013, the Company had receivables totaling $108,604 and $72,682, respectively, from certain of these related entities and at June 30, 2014 and December 31, 2013, the Company had payables totaling of $189,756 and $174,352 to certain of these related entities.

EPC Contractor

        The Company has entered into a master EPC agreement under which the EPC contractor is obligated to provide EPC services exclusively to the Company for solar panel projects providing up to 20 MW, in total, of nameplate capacity. The EPC contractor has entered into site-specific EPC agreements for the Company's seven projects. The EPC contractor is closely held and privately owned, and its majority owner is the principal investor in two solar panel project operating companies to which SunRay Power Management, LLC ("SRPM") provides advisory services and in connection with which SunRay Power Management ("SRP") holds an interest.

3. Contingencies and Commitments

Laws and Regulations

        A substantial portion of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions

SR Acquisitions Solar, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

3. Contingencies and Commitments (Continued)

from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the jurisdiction (New Jersey) where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. As of June 30, 2014 and December 31, 2013, the Company estimated that due and uncollected or unpaid sales taxes were $18,200 and 14,173, respectively, which amount was included in accrued expenses and other payables in the accompanying condensed consolidated financial statements.

4. Site Occupancy Agreements; Power Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company causes the Project LLC to enter into a site lease agreement with the landlord, a PPA with the electricity off-taker, and the site-specific EPC agreement for the project.

Site Lease or License Agreements

        Project LLCs have entered into three types of site lease agreements, categorized as follows, depending on the structure of rent payments: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation. Each of the Project LLCs has entered into a site lease agreement for a term of at least twenty years with 10 years of renewal option. The site leases are expiring in 2031 without renewal.

SR Acquisitions Solar, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

4. Site Occupancy Agreements; Power Purchase Agreements (Continued)

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate are estimates of the minimum, potential, total annual rent payments that could be made under the site lease agreements for the Company's projects:

Year Ending December 31,	Amount
2014—remaining	$1,750
2015	3,500
2016	3,500
2017	3,500
2018	3,500
Thereafter	48,500

$64,250

        For each of the six month periods ended June 30, 2014 and 2013, the Company incurred approximately $2,000 in site occupancy expenses included in operating expenses.

Power Purchase Agreements

        Each Project LLC has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, in which case the landlord is then expected to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the local utility or other provisions intended to ensure that the off-taker realizes savings compared to the local utility rates. Due to the variable nature of the rate charged in the PPAs and as the system is considered integral equipment, the agreements are accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

5. Long Term Debt

        Pursuant to acquisition in December 2012, the Company issued a secured promissory note to seller in the principal amount of $3,675,685. The note bears interest at the rate of 1% per annum. The note is secured by the assets of the company and guaranteed personally by former member of the Company. The note required quarterly payment of $188,647 beginning March 2013 including principal and interest through December 2017.

        At the time of the acquisition, the Company calculated the fair value of the note using a credit-adjusted discount rate and recorded the difference between the fair value and principal amount as debt discount. At June 30, 2014 and December 31, 2013, the discount amount was $363,554 and $465,756. During the six month periods ended June 30, 2014 and 2013, the amortization of approximately $102,000 and $124,000, respectively, was recorded as interest expense. During the six month periods

SR Acquisitions Solar, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

5. Long Term Debt (Continued)

ended June 30, 2014 and 2013, the member paid the interest and principal on behalf of the Company. The principal payments due are as follows:

Year Ending December 31,	Amount
2014—remaining	$546,498
2015	735,000
2016	742,400
2017	750,000

2,773,898
Less current maturities	(913,114)
Debt discount	(363,554)

$1,497,230

Consolidated Financial Statements and
Report of Independent Certified Public Accountants

SunRay Power OPCO II, LLC
and Subsidiaries

DECEMBER 31, 2013

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Financial Statements

For the Year Ended December 31, 2013

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
 SunRay Power OPCO II, LLC

        We have audited the accompanying consolidated financial statements of SunRay Power OPCO II, LLC (a Delaware limited liability company) and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's responsibility for the financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunRay Power OPCO II, LLC and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York
February 21, 2014

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Balance Sheet

December 31, 2013

ASSETS
Cash	$498,544
Accounts receivable, net of allowance for doubtful accounts of $167,732	116,314
Prepaid expenses	214,083

Total current assets	828,941

Solar panel projects in service, net of $3,789,804 accumulated depreciation and amortization	43,476,959
Costs of solar panel projects in progress	12,667,553
Advances to solar EPC contractor	4,806,248
Solar equipment on hand	6,627,129

Total solar assets	67,577,889

Escrow deposit—24 Applegate	90,309
Other receivables—solar EPC contractor	50,000

Total other assets	140,309

Total assets	$68,547,139

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$156,965
Accrued expenses and other payables	60,418
Reserve for unrealized loss on solar renewable energy certificates forward contract	34,805

Total current liabilities	252,188
Due to affiliates, net	682
Obligation to remove solar panel projects in service	373,333

Total liabilities	626,203
Commitments and contingencies
Members' equity	67,920,936

Total liabilities and members' equity	$68,547,139

The accompanying notes are an integral part of this consolidated financial statement.

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Statement of Operations and Changes in Members' Equity

For The Year Ended December 31, 2013

Revenues
Sale of electricity	$818,359
Sale of solar renewable energy certificates	3,362,744

4,181,103

Costs and expenses
Operating expenses	3,236,948
General and administrative expenses	1,907,047

5,143,995

Operating loss	(962,892)
Other income/(loss)
Interest income	154
Unrealized (loss) on solar renewable energy certificates forward contract	(34,805)

(34,651)

Net loss	(997,543)
Members' equity, January 1, 2013	70,918,295
Distributions to members	(1,999,816)

Members' equity, December 31, 2013	$67,920,936

The accompanying notes are an integral part of this consolidated financial statement.

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2013

Cash flows from operating activities:
Net loss	$(997,543)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,119,602
Provision for bad debts	84,396
Accretion of asset retirement obligation	34,849
Reserve for unrealized loss on solar renewable energy certificates forward contract	34,805
Decrease (increase) in:
Accounts receivable	315,577
Prepaid expenses and other	(74,782)
Due from affiliates	50,349
Increase (decrease) in:
Accrued expenses and other payables	48,279
Due to affiliates	(152,173)

Total adjustments	2,460,902

Net cash provided by operating activities	1,463,359

Cash flows from investing activities:
Payments to acquire solar EPC rights	(162,740)
Grant proceeds received	811,499

Net cash provided by investing activities	648,759

Cash flows from financing activities:
Distributions to members	(1,999,816)

Net cash (used in) financing activities	(1,999,816)

Net increase in cash	112,302
Cash, January 1, 2013	386,242

Cash, December 31, 2013	$498,544

        For the year ending December 31, 2013 the company did not pay interest or income taxes.

        During 2013, $7,048,244 in costs of solar panel projects in service and $6,058,418 of costs of solar panel projects in progress were transferred from advances to solar EPC contractor. In addition, the EPC contractor decreased solar equipment on hand held on behalf of the company by $1,840,678

The accompanying notes are an integral part of this consolidated financial statement.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2013

Note 1—General and Summary of Significant Accounting Policies

a. General and Principles of Consolidation

        SunRay Power OPCO II, LLC ("OPCO II") is a Delaware limited liability company formed on September 22, 2010. The accompanying consolidated financial statements include the accounts of OPCO II and its subsidiary limited liability companies (each, a "Project LLC" and, together with OPCO II, the "Company"). All significant intercompany accounts and transactions have been eliminated.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off- takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs") (see Note 7). The Company anticipates that it will have placed in service and be operating solar panel systems with more than 18 megawatts ("MW"), in total, of nameplate capacity, once its capital has been fully deployed.

        OPCO II is the sole member of the Project LLCs, each of which was formed as a Delaware limited liability company to own and operate one or more solar panel projects. As of December 31, 2013, the Project LLCs owned title to 45 solar panel projects. OPCO II owned all of the beneficial interests in the 45 projects, and also owned the beneficial interests in another solar panel project through an affiliated limited liability company (see Note 3c), for a total of 46 solar panel projects.

b. Cash

        For purposes of the statement of cash flows, the Company considers all short-term, liquid investments with a maturity of three months or less when purchased to be cash equivalents.

c. Accounts Receivable

        Accounts receivable are generated from sales of electricity and sales of SRECs generated by the Company's projects or purchased from third parties and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

d. Solar Equipment on Hand

        In anticipation of developing a portfolio of solar panel projects, the Company entered into a master engineering, procurement and construction ("EPC") agreement with an EPC contractor (see Note 6c), setting out the terms for the construction of the projects, including advances to the EPC contractor for equipment purchases and other project costs, and providing for the execution of a site-specific EPC agreement with the Project LLC in each case where the Company proceeds with a project. The EPC agreements typically provide for "turnkey" construction at a price fixed at an agreed upon sum or based on a fixed price per kilowatt ('kW") of nameplate capacity, as installed.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 1—General and Summary of Significant Accounting Policies (Continued)

        Under the EPC agreements, title to all materials, equipment, supplies, and miscellaneous equipment that are purchased by the EPC contractor or the Company for permanent installation in or for use during construction of a solar panel system is transferred to the Company upon the earlier to occur of (a) delivery of goods to the project site and (b) payment for such property by or on behalf of the Company.

        Because the equipment on hand is being held for installation as fixed assets, the Company values the equipment at the cost of the equipment under the EPC agreements and records this value in "Solar equipment on hand."

e. Costs of Solar Panel Projects in Progress

        Periodically, the Company evaluates the status of the construction of its portfolio of projects and determines the costs incurred for projects in progress based on information provided by the EPC contractor regarding the costs applied to the projects under the EPC agreements and on physical inspections of projects on which substantial progress has been made. The Company records these costs in "Costs of solar panel projects in progress" for projects on which construction has begun but which have not been placed in service.

f. Solar Panel Projects in Service; Cost and Depreciation

        A project is in service when the EPC contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate ("PTO") for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Solar panel projects in service" at this project cost. Depreciation, as well as the amortization of the capitalized cost of the related asset retirement obligation (see Note 1g), is applied to this project cost, using the straight-line method over an estimated useful life of a solar panel system of 20 years, and begins when the project is placed in service.

        Once a project is in service, the Company (through the Project LLC) submits an application for a cash grant, equal to 30% of the eligible project costs, from the United States Department of the Treasury ("Treasury") under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended ("Section 1603"). (See Note 1h.) When a Section 1603 grant is received (see Note 4a), the depreciable basis of the project is reduced by the amount of the grant, and depreciation is adjusted prospectively in the current and future periods.

g. Asset Retirement Obligations

        Generally, each Project LLC is obligated to remove its solar panel system from the project site at the end of the site lease or license term. The Company accounts for this obligation as an asset retirement obligation, using the following methodology.

        The cost associated with removing the solar panel system is estimated based on current market prices. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease or license term, is calculated using an appropriate consumer price index ("CPI") inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar panel system is placed in service. The asset

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 1—General and Summary of Significant Accounting Policies (Continued)

retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using a credit-adjusted rate above the risk-free rate, which is estimated as the credit spread appropriate to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease or license term. When the project is placed in service, the capitalized cost of the asset retirement obligation is recorded in "Solar panel projects in service" and the fair value of its related liability is recorded as "Obligation to remove solar panel projects in service."

        The capitalized cost of the asset retirement obligation is amortized each period, and the amortization expense is recorded as operating expense. The related liability is accreted each period, using the methodology described above (so a change in the factors involved in the methodology would result in an adjustment in the fair value of the liability), and the accretion of the liability is recorded as operating expense.

h. Government Grants

        The Company has filed a preliminary (begun construction) application or a final (placed in service) application for a Section 1603 grant for each of its projects. The Company's determinations in connection with filing Section 1603 grant applications are subject to Treasury's concurrence based on the application documentation and interpretation of related rules and regulations. The grants applied for and awarded may be challenged, and the amounts changed, by Treasury. (See Note 4a.)

        The Company had anticipated, prior to March 4, 2013, that for each project receiving a Section 1603 grant award, the Company would receive a payment equal to 30% of eligible project costs. On March 4, 2013, Treasury announced that, as a result of sequestration under the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, every Section 1603 grant award made on or after March 1, 2013 and through September 30, 2013, would be reduced by 8.7 percent, with the result that grant awards during this period would equal only 27.39% of eligible project costs. Subsequently, Treasury announced that, as a result of the sequestration, every Section 1603 grant award made on or after October 1, 2013 and through September 30, 2014, would be reduced by 7.2 percent, with the result that grant awards during this period would equal only 27.84% of eligible project costs. This sequestration reduction rate applies, irrespective of when a grant application was or is received by Treasury, and will continue in effect unless and until a law is enacted that cancels or otherwise impacts the sequestration, at which time the rate would be subject to change.

        The Company records Section 1603 grants when the payments from Treasury are received and accounts for each grant as a reduction in the cost of the depreciable basis of the project. The Company anticipates delays in receiving Section 1603 grant awards during periods that applications or awards are under review. The Company, like many applicants for Section 1603 grants for renewable energy projects, is experiencing lengthy review periods. The Company and Treasury continue to communicate actively regarding its grant applications.

i. Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the Project LLCs are disregarded entities. Therefore, neither the Company nor any of its Project LLCs is a taxpaying entity

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 1—General and Summary of Significant Accounting Policies (Continued)

for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company on September 22, 2010, are open for examination by federal and state tax authorities.

j. Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k. Revenue Recognition

        Revenues from the sale of electricity are recognized in the period in which the electricity is generated. Revenues from the sale of SRECs are recognized when the transaction settles.

        The Company does not record forward contracts for the purchase or sale of SRECs. Such contracts are not marked to market, generally, because it is probable that the contracts will not settle net and will be performed through physical delivery. However, where a forward contract is open at year end and the Company's projects have not generated, and are not projected to generate, the specified quantities of SRECs of various vintages (see Note 7) on the specified delivery dates required under the forward contract, the Company will ascertain the spot prices on the open market, at year end, of the SRECs of the various vintages. If a spot price is lower than the contract price, the Company will record no gain, but if the spot price is higher than the contract price, the Company will record a loss.

l. SRECs as Intangibles

        The Company accounts for SRECs it generates as intangible assets and does not assign any value to SRECs.

Note 2—Solar Assets

a. General

        As of December 31, 2013, the Company owned 46 projects that were substantially completed or under construction, including solar panel systems with a total estimated nameplate capacity of approximately 17,792.99 kW. Thirty-one of these projects, constituting all of the projects located in New Jersey, were substantially completed and had received a PTO from the respective local utility and thus were in service. Eight of these projects were substantially completed in Massachusetts and had received a PTO from the respective local utility and thus were in service, three of these projects were substantially completed in Massachusetts and were awaiting a PTO, and four of these projects were under construction in Massachusetts. The Company, in a few instances, canceled early-stage projects where interconnection or other project costs were projected to exceed estimates and substituted other projects, the costs of which were covered under fixed price EPC agreements.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 2—Solar Assets (Continued)

        For the year ending on December 31, 2013, the 39 projects in service generated and sold 11,063 megawatt hours ("MWh") of electricity for which $818,359 were invoiced to off-takers under power purchase agreements ("PPAs") and included as revenues in the accompanying consolidated financial statements. These projects also generated 15,988 SRECs, of which 14,528 were sold, and the Company purchased an additional 3,191 SRECs at spot prices in the open market, all of which were sold, for a total of $3,362,744 in sale proceeds, which are included as revenues in the accompanying consolidated financial statements. The Company held 1,460 SRECs for sale as of December 31, 2013.

b. Solar Panel Projects in Service

        The project cost of each of the 39 projects in service, as adjusted for the Section 1603 grant (when received), as well as depreciation and amortization, is recorded in "Solar panel projects in service, net of accumulated depreciation." As of December 31, 2013, the gross project costs of the projects in service equaled $60,036,480 (the sum of the contract prices (including all change orders, if any) under the related EPC agreements), accumulated depreciation and amortization equaled $3,789,804 (including capitalized asset retirement obligations of $300,188, net of $25,651 of amortization expense), and Section 1603 grant payments received equaled $13,095,556 (for 26 projects).

        For the year ending on December 31, 2013, depreciation expense was $2,101,060, amortization expense with respect to capitalized asset retirement obligations was $18,542, and accretion expense with respect to the related liability was $34,849.

c. Costs of Solar Panel Projects in Progress

        As of December 31, 2013, seven projects were in progress, all of which were in Massachusetts: four projects, with a total nameplate capacity of 2,458.70 kW and total project costs of $11,064,150, were under construction, and three projects, with a total nameplate capacity of 2,483.16 kW and total project costs of $11,561,138, were substantially completed (but had not received a PTO). The Company determined the costs incurred, $1,106,415, for the four projects under construction, based on information provided by the EPC contractor regarding the costs applied to these projects under the EPC agreements, and the Company determined the costs incurred, $11,561,138, for the three substantially completed projects, based on total fixed contract prices for these projects under the EPC agreements. Accordingly, as of December 31, 2013, the total costs incurred for the seven projects in progress equaled $12,667,553 and were recorded as "Costs of solar panel projects in progress." Of this amount, $12,280,613 equaled costs under the EPC agreements and $386,940 equaled other project costs.

d. Solar Equipment on Hand

        As of December 31, 2013, the equipment (consisting principally of solar panels and inverters) being held for installation by the EPC contractor on the Company's behalf at a bonded warehouse in New Jersey was valued at the costs under the EPC agreements, which equaled $6,627,129 and was recorded as "Solar equipment on hand."

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 2—Solar Assets (Continued)

e. Advances to Solar EPC Contractor

        Since its inception on September 22, 2010 and through December 31, 2013, the Company advanced $83,750,470, in total, to the EPC contractor under the master EPC agreement. As of December 31, 2013, the EPC contractor had applied total completed costs of $60,036,480 to projects placed in service and had applied total progress costs of $12,280,613 to projects in progress, resulting in a balance of $11,433,377 of these advances as a credit against further costs under the EPC agreements. Of this $11,433,377 in advances, $6,627,129 had been allocated to "Solar equipment on hand," resulting in a balance of $4,806,248, which was recorded in "Advances to solar EPC contractor."

        Of the $4,806,248 in advances to the EPC contractor, $3,330,606 had been allocated to complete the four projects under construction in Massachusetts as of December 31, 2013, and the balance of $1,475,642 remained as a credit under the EPC agreements for prospective projects in the Company's pipeline.

        The advances to the EPC contractor do not bear interest. The advances, to the extent not expended in accordance with the master EPC agreement, must be returned to the Company in connection with the termination of the master EPC agreement, which, as amended, is scheduled to expire on December 31, 2016.

Note 3—Related Party Transactions

a. Advisory Services Agreement

        In October 2010, the Company entered into an advisory services agreement with its affiliate, SunRay Power Management, LLC ("SRPM"), under which SRPM provides the management necessary for the Company to operate its business. Fees for these services are $212,750 per quarter, or $851,000 recorded as operating expense for the year ended at December 31, 2013. The advisory services agreement is scheduled to expire on October 8, 2014. The Company's managing member, SunRay Power, LLC ("SRP"), and SRPM have the same owners.

b. Allocation of General and Administrative Expenses

        The Company incurs general and administrative expenses, as determined by SRP, the Company's managing member. These expenses may include amounts paid by SRPM on behalf of the Company, for which SRPM is reimbursed.

c. Beneficial Ownership of a Project

        One of the Company's projects involves the Company's beneficial ownership of a solar panel system nominally owned by a limited liability company (the "OPCO I Project LLC"), the sole member of which is SunRay Power OPCO I, LLC, whose managing member is also SRP. The Company's solar panel system is one of four solar panel systems installed on the same rooftop. The OPCO I Project LLC is the sole nominal and beneficial owner of the other three solar panel systems. The Company, for its account, realizes the income, gains, and other benefits, and bears the expenses, losses, and risks, of the ownership and operation of its project. In June 2012, the project received a PTO and

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 3—Related Party Transactions (Continued)

thus was placed in service and its value was recorded in "Solar panel projects in service." As of December 31, 2013, the Company had expended $6,710,963 in project costs for the project and paid $90,000 as part of the interest-bearing escrow deposit under the site lease.

d. Other

        In the normal course of business, the Company receives and makes short-term advances of funds to related entities that do not bear interest. As of December 31, 2013, the Company was owed a total of $110 from related entities and owed a total of $792 to related entities. For the year ending on December 31, 2013, the Company sold SRECs to related entities at the same prices at which the related entities sold the SRECs to third parties, amounting to a total sales price of $82,246, and the Company purchased SRECs from related entities at the same prices at which the Company sold the SRECs to third parties, amounting to a total purchase price of $8,481.

Note 4—Contingencies and Commitments

a. Laws and Regulations

        The Company expects that each of its projects will receive a Section 1603 grant award, after the project has been placed in service and the final (placed in service) application has been filed. There can be no assurance that a change in the laws or regulations governing Section 1603 grants, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

        In October 2012, a Section 1603 grant was awarded in the amount of $1,789,590 for the solar panel project beneficially owned by the Company and nominally owned by the OPCO I Project LLC, which represents a reduction of $223,699, or 11%, of the grant award for which the OPCO I Project LLC had applied. The OPCO I Project LLC requested that Treasury reassess its review of the project and increase the amount of the award by $223,699; subsequently, the OPCO I Project LLC made further submissions to Treasury and its representatives met with Treasury officials. However, there is no formal administrative appeal process for 1603 grant awards, so the Company is unsure as to when Treasury will conclude its reassessment. The outcome of this process or any other or further reviews by Treasury of past, pending, or future applications or awards under Section 1603 is uncertain.

        A majority of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 4—Contingencies and Commitments (Continued)

which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

b. Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the two jurisdictions (New Jersey and Massachusetts) where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. As of December 31, 2013, the Company estimated that due and uncollected or unpaid sales taxes were $17,154, plus penalties and interest, which amount was included in accrued expenses and other payables in the accompanying consolidated financial statements and charged to operations in the year then ended.

c. Operations and Maintenance Agreements

        Pursuant to the terms of the master EPC agreement, the Company, on behalf of the Project LLCs, has entered into a master operations and maintenance service ("O&M") agreement with the EPC contractor to provide operations and maintenance support to all of the projects in service for an annual fee of $.035 cents per watt of installed capacity, which fee will begin to accrue for each project from the fourth anniversary of the date on which the PTO is issued for the project and, from the eleventh anniversary of such date, will escalate at the rate of 2% annually. The master O&M agreement is currently scheduled to expire on October 31, 2014, unless the parties agree to extend the term.

        Outlined below, based on each solar system's nameplate capacity, and assuming that each solar system receives its PTO by June 1, 2014, is an estimate of the total annual fee payments to be made under the master O&M agreement for the Company's projects:

Year Ending	Amount
December 31, 2014	—
December 31, 2015	11,000
December 31, 2016	358,000
December 31, 2017	536,000
December 31, 2018	692,000
Thereafter	6,222,000

$7,819,000

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 5—Site Occupancy Agreements; Output Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company causes the Project LLC to enter into a site occupancy agreement with the landlord, which is usually in the form of a lease or a license agreement, and an output purchase agreement with the off-taker, which is usually in the form of a PPA. The Company negotiates these agreements in arm's-length transactions with the respective parties. Accordingly, no nonmonetary aspects of these agreements, such as an imputation of rent where none is called for in the lease or license agreement, have been recorded.

a. Site Lease or License Agreements

        Project LLCs owning projects installed on rooftops in New Jersey have entered into three types of site lease agreements, categorized as follows, depending on the structure of rent payments: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments, without contingent payments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation. Each of these Project LLCs has entered into a site lease agreement for a term of at least twenty years.

        Project LLCs owning projects installed on rooftops in Massachusetts have, in many cases, entered into site license agreements that provide for the payment of fixed license fees and are subject to the terms and conditions of the PPAs relating to the projects. Another Project LLC owning a project installed on a rooftop in Massachusetts has entered a site lease agreement providing for payments to the landlord based upon excess PPA revenues above an established electricity rate cap. Another Project LLC owning a ground-mounted project in Massachusetts has entered a site lease agreement providing for payments of fixed monthly rent plus a percentage of PPA revenues. Each of these Project LLCs has site occupancy rights for a term of at least twenty years.

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate capacity and each solar system receives its PTO by June 1, 2014, are estimates of the minimum, potential, total annual payments that could be made under the site occupancy agreements for the Company's projects:

Year Ending	Amount
December 31, 2014	384,000
December 31, 2015	408,000
December 31, 2016	408,000
December 31, 2017	408,000
December 31, 2018	408,000
Thereafter	5,598,000

$7,614,000

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 5—Site Occupancy Agreements; Output Purchase Agreements (Continued)

        For the year ending on December 31, 2013, the Company incurred $299,162 in site occupancy expenses included in operating expenses.

b. Power Purchase Agreements

        Each of the Project LLCs owning a project in New Jersey has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, and the landlord is then obligated to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs for the New Jersey projects, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the respective local utility.

        Each of the Project LLCs owning a project in Massachusetts has entered into a PPA for at least twenty years with an electricity off-taker. Many of these PPAs give the off-taker the option to terminate the PPA at any time after the fifth anniversary of the Commercial Operation Date, upon the payment of a termination amount, which decreases annually over the term of the PPA. These same PPAs also require the Project LLC to obtain a 20-year performance guarantee from the EPC contractor for the off-taker's benefit. Under the PPAs for the Massachusetts projects, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the net metering credit rate charged by the respective local utility under the Massachusetts net metering regulations.

Note 6—Concentrations

a. Credit Risk

        Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of accounts receivable and advances to and equipment held by the EPC contractor.

        Generally, the Company does not require collateral or other security to support accounts receivable.

        As of December 31, 2013, the Company held $498,544 in non-interest-bearing checking accounts. These checking accounts were insured by the Federal Deposit Insurance Corporation ("FDIC"), subject to a limit of $250,000, as of December 31, 2013, on the combined balances in all accounts maintained by the same limited liability company at the same FDIC-insured institution.

b. Geographic Location of Projects

        As of December 31, 2013, the Company owned 46 projects. Thirty-one of these projects were in New Jersey, all of which had been placed in service. Fifteen of these projects were in Massachusetts, eight of which had been placed in service, three of which were substantially completed, and four of which were under construction. All of the prospective projects in the Company's pipeline are in Massachusetts. The renewable portfolio standards of New Jersey and Massachusetts provide incentives

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 6—Concentrations (Continued)

for solar panel system development—in particular, the vesting of an SREC in the Project LLC for each 1,000 kWh of electricity generated by the solar panel system.

c. EPC Contractor

        The Company has entered into a master EPC agreement under which the EPC contractor is obligated to provide EPC services exclusively to the Company for solar panel projects providing up to 20 MW, in total, of nameplate capacity. The EPC contractor has also entered into site-specific EPC agreements for the Company's projects. In addition, an affiliate of the EPC contractor has entered into a site lease agreement and a PPA with one of the Project LLCs, and the EPC contractor is obligated to provide O&M support for the Company's projects. The EPC contractor is closely held and privately owned, and its majority owner is the principal investor in two solar panel project operating companies to which SRPM provides advisory services and in connection with which SRP holds a profits interest.

Note 7—Solar Renewable Energy Certificates ("SRECs")

a. General

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage"—i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWh of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system (PJM-GATS for New Jersey and NEPOOL GIS for Massachusetts). Ownership of an SREC may be transferred only from a seller's online account to a purchaser's online account in accordance with instructions from the account holders—i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

b. SREC Forward Contracts

        The Company may arrange a forward contract to sell SRECs over a specified period (generally, one, two, or three years, as a consequence of certain features of the SREC and electricity markets). The contract usually specifies the same fixed price for each of the SREC vintages being sold. For example, "selling a three-year strip at $125" means selling SRECs of 2014, 2015, and 2016 vintages, each of which is priced at $125, and specifying a fixed number of each vintage to be delivered within a specified period.

        As of December 31, 2013, the Company (through its Project LLCs) was a party to 18 open forward contracts to deliver, at fixed prices, firm quantities of SRECs of various vintages, which the Company estimates its solar panel systems will generate. If they have not generated, and are not projected to generate, the specified quantities of SRECs on or before the specified delivery dates, the Company (through one of its Project LLCs) can, at spot prices or under forward contracts, purchase SRECs to

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2013

Note 7—Solar Renewable Energy Certificates ("SRECs") (Continued)

cover the shortfall and deliver them to the counterparty. If the spot or forward price is lower than the contract price, the Company will realize a gain when the transaction settles, and if the spot or forward price is higher than the contract price, the Company will realize a loss at year end (see Note 1.k) or when the transaction settles.

        As of December 31, 2013, the Company had obligations under open forward contracts to deliver specified quantities of Massachusetts SRECs of various vintages, which the Company's projects had not generated, and were not projected to generate, on or before the specified delivery dates, and the spot prices on the open market, at year end, for these SRECs were higher than the contract price. On this basis, the Company projected an estimated total loss of approximately $34,805, assuming the forward contract had been closed out and settled at year end. Accordingly, a reserve in this amount was charged to operations and a corresponding liability was recorded in the accompanying consolidated financial statements.

Note 8—Members' Equity

        Under its limited liability company agreement, the Company is managed by SRP, its sole managing member. The other members (the "Unit Members") of the Company collectively own 1,000 membership units, and each Unit Member owns the number of membership units (the "Membership Units") determined by dividing its capital commitment by the aggregate capital commitments of all Unit Members, and multiplying this fraction (the "Percentage Interest") by 1,000. A Unit Member's Membership Units and Percentage Interest may be adjusted from time to time in connection with the admission of a substituted or additional Unit Member, additional capital contributions made by Unit Members, or certain other events. The Company has raised $85,100,000 in total capital contributions as of December 31, 2013.

        SRP does not own any Membership Units. It owns a profits interest in the Company, such that, once their capital has been returned to Unit Members, further distributions will be made 30% to SRP and 70% to the Unit Members.

Note 9—Subsequent Events

        Management has evaluated subsequent events through February 21, 2014, which is the date when the consolidated financial statements were available to be issued.

Consolidated Financial Statements and
Report of Independent Certified Public Accountants

SunRay Power OPCO II, LLC
and Subsidiaries

DECEMBER 31, 2012

SunRay Power OPCO II, LLC
and Subsidiaries
Consolidated Financial Statements
For the Year Ended December 31, 2012

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
 SunRay Power OPCO II, LLC

        We have audited the accompanying consolidated financial statements of SunRay Power OPCO II, LLC (a Delaware limited liability company) and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's responsibility for the financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunRay Power OPCO II, LLC and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
New York, New York
April 26, 2013

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Balance Sheet

December 31, 2012

ASSETS
Cash	$386,242
Accounts receivable, net of allowance for doubtful accounts of $83,336	516,287
Prepaid expenses	139,455

Total current assets	1,041,984

Solar panel projects in service, net of $1,670,202 accumulated depreciation and amortization	39,208,365
Costs of solar panel projects in progress	6,609,135
Advances to solar EPC contractor	16,072,232
Solar equipment on hand	8,467,807

Total solar assets	70,357,539

Escrow deposit—24 Applegate	90,154
Due from affiliates	100,459

Total other assets	190,613

Total assets	$71,590,136

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$308,710
Accrued expenses and other payables	23,133

Total current liabilities	331,843
Due to affiliates	152,965
Obligation to remove solar panel projects in service	187,033

Total liabilities	671,841
Commitments and contingencies
Members' equity	70,918,295

Total liabilities and members' equity	$71,590,136

The accompanying notes are an integral part of this consolidated financial statement.

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Statement of Operations and Changes in Members' Equity

For The Year Ended December 31, 2012

Revenues
Sale of electricity	$598,555
Sale of solar renewable energy certificates	1,602,590

2,201,145

Costs and expenses
Operating expenses	2,165,866
General and administrative expenses	1,752,764

3,918,630

Net loss	(1,717,485)
Members' equity, January 1, 2012	83,596,140
Distributions to members	(10,960,360)

Members' equity, December 31, 2012	$70,918,295

The accompanying notes are an integral part of this consolidated financial statement.

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2012

Cash flows from operating activities:
Net loss	$(1,717,485)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,604,264
Provision for bad debts	83,336
Accretion of asset retirement obligation	12,645
Decrease (increase) in:
Accounts receivable	(585,087)
Prepaid expenses and other	(103,359)
Due from affiliates	(100,459)
Increase (decrease) in:
Accounts payable	(41,359)
Due to affiliates	149,336

Total adjustments	1,019,317

Net cash (used in) operating activities	(698,168)

Cash flows from investing activities:
Advances to solar EPC contractor	(1,390,515)
Refunds received from solar EPC contractor	948,800
Payments to acquire solar EPC rights	(78,400)
Grant proceeds received	12,284,057

Net cash provided by investing activities	11,763,942

Cash flows from financing activities:
Distributions to members	(10,960,360)

Net cash (used in) financing activities	(10,960,360)

Net increase (decrease) in cash	105,414
Cash, January 1, 2012	280,828

Cash, December 31, 2012	$386,242

For the year ending December 31, 2012 the company did not pay interest or income taxes.

See note 2 for additional cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2012

Note 1—General and Summary of Significant Accounting Policies

a.     General and Principles of Consolidation

        SunRay Power OPCO II, LLC ("OPCO II") is a Delaware limited liability company formed on September 22, 2010. The accompanying consolidated financial statements include the accounts of OPCO II and the fifty-four limited liability companies (each, a "Project LLC" and, together with OPCO II, the "Company") of which OPCO II is the sole member. All significant intercompany accounts and transactions have been eliminated.

        OPCO II owns the beneficial interests in forty-eight solar panel projects that are nominally owned by the Project LLCs. OPCO II owns the beneficial interests in one more solar panel project through an affiliated limited liability company (see Note 3c). OPCO II also arranges through the Project LLCs for the ownership and operation of prospective solar panel projects.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs") (see Note 7). The Company is authorized under its limited liability company agreement to develop solar panel systems up to 20 megawatts ("MW"), in total, of nameplate capacity.

b.     Development stage

        Since its inception on September 22, 2010 and through December 31, 2011, the Company reported as a development stage company. As a result of operations beginning in 2012, the Company is reporting as an operating company.

c.     Cash

        For purposes of the statement of cash flows, the Company considers all short-term, liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d.     Accounts Receivable

        Accounts receivable are generated from sales of electricity and SRECs generated by the Company's projects and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

e.     Solar Equipment on Hand

        In anticipation of developing a portfolio of solar panel projects, the Company entered into a master engineering, procurement and construction ("EPC") agreement with an EPC contractor (see Note 6c), setting out the terms for the construction of the projects, including advances to the

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 1—General and Summary of Significant Accounting Policies (Continued)

EPC contractor for equipment purchases and other project costs, and providing for the execution of a site-specific EPC agreement with the Project LLC in each case where the Company proceeds with a project. The EPC agreements typically provide for "turnkey" construction at a price fixed at an agreed upon sum or based on a fixed price per kilowatt ('kW") of nameplate capacity, as installed.

        Under the EPC agreements, title to all materials, equipment, supplies, and miscellaneous equipment that are purchased by the EPC contractor or the Company for permanent installation in or for use during construction of a solar panel system is transferred to the Company upon the earlier to occur of (a) delivery of goods to the project site and (b) payment for such property by or on behalf of the Company.

        Because the equipment on hand is being held for installation as fixed assets, the Company values the equipment at its cost and records this value in "Solar equipment on hand."

f.      Costs of Solar Panel Projects in Progress

        Periodically, the Company evaluates the status of the construction of its portfolio of projects and determines the costs incurred for projects in progress based on information provided by the EPC contractor regarding the costs applied to the projects under the EPC agreements. The Company records these costs in "Costs of solar panel projects in progress" for projects on which construction has begun but which have not been placed in service.

g.     Solar Panel Projects in Service; Cost and Depreciation

        A project is in service when the EPC contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate ("PTO") for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Solar panel projects in service" at this project cost. Depreciation, as well as the amortization of the capitalized cost of asset retirement obligation (see Note 1.h), is applied to this project cost, using the straight-line method over an estimated useful life of a solar panel system of 20 years, and begins when the project is placed in service.

        Once a project is in service, the Company (through the Project LLC) submits an application for a cash grant, equal to 30% of the eligible project costs, from the United States Department of the Treasury ("Treasury") under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended ("Section 1603"). (See Note 1i.) When a Section 1603 grant is received (usually within several months after the project has been placed in service; see Note 4a), the depreciable basis of the project is reduced by the amount of the grant, and depreciation is adjusted prospectively in the current and future periods.

h.     Asset Retirement Obligation

        Generally, each Project LLC is obligated to remove its solar panel system from the project site at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation, using the following methodology.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 1—General and Summary of Significant Accounting Policies (Continued)

        The cost associated with removing the solar panel system is estimated based on current market prices. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease term, is calculated using an appropriate consumer price index ("CPI") inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar panel system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using a credit-adjusted, risk-free rate, which is estimated as the credit spread appropriate to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. When the project is placed in service, the capitalized cost of the asset retirement obligation is recorded in "Costs of solar panels in progress" and the fair value of its related liability is recorded as "Obligation to remove solar panel projects in service."

        The capitalized cost of the asset retirement obligation is amortized each period, and the amortization expense is recorded as operating expense. The related liability is accreted each period, using the methodology described above (so a change in the factors involved in the methodology would result in an adjustment in the fair value of the liability), and the accretion of the liability is recorded as operating expense.

i.      Government Grants

        The Company has filed a preliminary (begun construction) application or a final (placed in service) application for a Section 1603 grant for each of its projects. The Company's determinations in connection with filing Section 1603 grant applications are subject to Treasury's concurrence based on the application documentation and interpretation of related rules and regulations. The grants applied for and awarded may be challenged, and the amounts changed, by Treasury.

        The Company had anticipated, prior to March 4, 2013, that for each project receiving a Section 1603 grant award, the Company would receive a payment equal to 30% of the eligible project costs. On March 4, 2013, Treasury announced that, as a result of sequestration under the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, every Section 1603 grant award made on or after March 1, 2013 and through September 30, 2013, will be reduced by 8.7 percent and this sequestration reduction rate will be applied until September 30, 2013, at which time it is subject to change.

        The Company records Section 1603 grants only when the payments from Treasury are received and accounts for each grant as a reduction in the cost of the depreciable basis of the project.

j.      Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the Project LLCs are disregarded entities. Therefore, neither the Company nor any of its Project LLCs is a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 1—General and Summary of Significant Accounting Policies (Continued)

distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member.

k.     Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

l.      Revenue Recognition

        Revenues from the sale of electricity are recognized in the period in which the electricity is generated. Revenues from the sale of SRECs are recognized when the transaction settles.

        SREC contracts are not marked to market because it is probable that the contracts will not settle net and will be performed through physical delivery.

m.    SRECs as Intangibles

        The Company accounts for SRECs as intangible assets and does not assign any values to SRECs.

Note 2—Solar Assets

a.     General

        As of December 31, 2012, the Company owned forty-nine projects that were substantially completed or under construction, including solar panel systems with a total estimated nameplate capacity of approximately 17.52 MW. Twenty-nine of these projects were substantially completed in New Jersey and had received a PTO from the respective local utility and thus were in service, two of them were under construction in New Jersey, seven of them were substantially completed in Massachusetts, and eleven of them were under construction in Massachusetts.

        During the period from January 1, 2012 and ending on December 31, 2012, the twenty-nine projects in service generated and sold 7,321 megawatt hours ("MWh") of electricity for which $598,555 was invoiced to off-takers (electricity buyers) under power purchase agreements ("PPAs") and included as revenues in the accompanying consolidated financial statements. These projects also generated 7,313 SRECs, of which 4,228 were sold, and the Company purchased an additional 1,559 SRECs at spot prices in the open market, all of which were sold, for a total of $1,602,590 in sale proceeds, which are included as revenues in the accompanying consolidated financial statements. The Company held 3,085 SRECs for sale as of December 31, 2012.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 2—Solar Assets (Continued)

b.     Solar Panel Projects in Service

        The project cost of each project placed in service, as adjusted for the Section 1603 grant (when received), as well as depreciation and amortization, is recorded in "Solar panel projects in service, net of accumulated depreciation." As of December 31, 2012, the gross project costs of the twenty-nine projects in service equaled $52,988,236 (the sum of the contract prices (including all change orders, if any) under the related EPC agreements), accumulated depreciation and amortization equaled $1,670,202 (including capitalized asset retirement obligations of $167,279, net of $7,109 of amortization expense), and Section 1603 grant payments received equaled $12,284,057 (for twenty-one projects).

        For the period from January 1, 2012, and ending on December 31, 2012, depreciation expense was $1,597,155, amortization expense with respect to capitalized asset retirement obligations was $7,109, and accretion expense with respect to the related liability was $12,645.

b.     Costs of Solar Panel Projects in Progress

        As of December 31, 2012, twenty of the Company's projects were in progress: two were under construction in New Jersey; seven were substantially completed (but had not received PTOs) in Massachusetts; and eleven were under construction in Massachusetts. The Company determined the costs incurred for these projects in progress, based on information provided by the EPC contractor regarding the costs applied to the projects under the EPC agreements. As of December 31, 2012, $6,609,135 of these costs are included in "Costs of solar panel projects in progress."

c.     Solar Equipment on Hand

        As of December 31, 2012, the equipment (consisting principally of solar panels and inverters) being held for installation by the EPC contractor on the Company's behalf at a bonded warehouse was valued at the Company's cost, which equaled $8,467,807 and is recorded as "Solar equipment on hand."

d.     Advances to Solar EPC Contractor

        Since its inception on September 22, 2010 and through December 31, 2012, the Company advanced $83,750,470, in total, to the EPC contractor under the master EPC agreement. As of December 31, 2012, the EPC contractor had applied total completed costs of $52,988,236 to projects placed in service, had applied total progress costs of $6,609,135 to projects in progress, and had applied total costs of $8,467,807 to equipment on hand for installation, resulting in a balance of $16,072,232 of these advances as a credit against further costs under the EPC agreements for projects in progress as well as prospective projects in the Company's pipeline. This balance is recorded in "Advances to solar EPC contractor."

        These advances do not bear interest and, if not expended in accordance with the master EPC agreement, must be returned to the Company upon termination of the master EPC agreement in September, 2013.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 2—Solar Assets (Continued)

e.     Reclassification of Solar Asset Accounts

        The Company has reclassified its solar asset accounts as of December 31, 2011, to conform to the classification of its solar asset accounts as of December 31, 2012, in accordance with its accounting policies for "Solar equipment on hand," "Costs of solar panel projects in progress," and "Advances to solar EPC contractor," as described in Note 1.

Note 3—Related Party Transactions

a.     Advisory Services Agreement

        In October 2010, the Company entered into an advisory services agreement with its affiliate, SunRay Power Management, LLC ("SRPM"), under which SRPM provides the management necessary for the Company to operate its business. Fees for these services are $212,750 per quarter, or $851,000 recorded as operating expense for the year ended at December 31, 2012. The Company's managing member, SunRay Power, LLC ("SRP"), and SRPM have the same owners.

b.     Allocation of General and Administrative Expenses

        The Company incurs general and administrative expenses, as determined by SRP, the Company's managing member. These expenses may include amounts paid by SRPM on behalf of the Company, for which SRPM is reimbursed.

c.     Beneficial Ownership of a Project

        One of the Company's projects involves the Company's beneficial ownership of a solar panel system nominally owned by a limited liability company (the "OPCO I Project LLC"), the sole member of which is SunRay Power OPCO I, LLC, whose managing member is also SRP. The Company's solar panel system is one of four solar panel systems installed on the same rooftop. The OPCO I Project LLC is the sole nominal and beneficial owner of the other three solar panel systems. The Company, for its account, realizes the income, gains, and other benefits, and bears the expenses, losses, and risks, of the ownership and operation of its project. In June 2012, the project received a PTO and thus was placed in service and its value is recorded in "Solar panel projects in service." As of December 31, 2012, the Company had invested $6,710,963 in the project and paid $90,000 as part of the escrow deposit under the site lease.

d.     Other

        In the normal course of business, the Company receives and makes short-term advances of funds to related entities that do not bear interest. As of December 31, 2012, the Company was owed a total of $100,459 from related entities and owed a total of $152,965 to related entities, including a total of $137,963 for SRECs that the Company sold to third parties at the same prices for which the Company purchased the SRECs from related entities.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 4—Contingencies and Commitments

a.     Laws and Regulations

        The Company expects that each of its projects will receive Section 1603 grant awards, a few months after the project has been placed in service and the final (placed in service) application has been filed. There can be no assurance that a change in the laws or regulations governing Section 1603 grants, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

        In October 2012, a Section 1603 grant was awarded in the amount of $1,789,590 for the solar panel project beneficially owned by the Company and nominally owned by the OPCO I Project LLC, which represents a reduction of $223,699, or 11%, of the grant award for which the OPCO I Project LLC had applied. The OPCO I Project LLC has requested that Treasury review the project and increase the amount of the award by $223,699. The outcome of this request or any other or further reviews by Treasury of past, pending, or future applications or awards under Section 1603 is uncertain. The Company anticipates delays in receiving Section 1603 grant awards during periods that applications or awards are under review.

        A majority of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

b.     Operations and Maintenance Agreements

        Pursuant to the terms of the master EPC agreement, simultaneously with the execution of the site-specific EPC agreement for a project, the Project LLC enters into an operations and maintenance service ("O&M") agreement with the EPC contractor to provide operations and maintenance support to the project for an annual fee of $.035 cents per watt of installed capacity, which fee will begin to accrue from the fourth anniversary of the date on which the PTO is issued for the project and, thereafter, will escalate at the rate of 2% annually.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 4—Contingencies and Commitments (Continued)

        Outlined below, based on each solar system's nameplate capacity, and assuming that each solar system receives its PTO by June 1, 2013, is an estimate of the total annual fee payments to be made under the O&M agreements for the Company's projects:

Year Ending	Amount
December 31, 2013	—
December 31, 2014	—
December 31, 2015	11,000
December 31, 2016	359,000
December 31, 2017	594,000
Thereafter	5,918,000

$6,882,000

Note 5—Site Lease and Power Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company causes the Project LLC to enter into a site lease agreement with the landlord, a PPA with the electricity off-taker, and the site-specific EPC agreement for the project. The Company negotiates these agreements in arm's-length transactions with the respective parties. Accordingly, no nonmonetary aspects of these agreements, such as an imputation of rent where none is called for in the lease, have been recorded.

a.     Site Lease Agreements

        Project LLCs have entered into three types of site lease agreements, categorized as follows, depending on the structure of rent payments: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments, without contingent payments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation. Each of the Project LLCs has entered into a site lease agreement for a term of at least twenty years.

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate capacity and each solar system receives its PTO by June 1, 2013, are

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 5—Site Lease and Power Purchase Agreements (Continued)

estimates of the minimum, potential, total annual rent payments that could be made under the site lease agreements for the Company's projects:

Year Ending	Amount
December 31, 2013	327,000
December 31, 2014	366,000
December 31, 2015	366,000
December 31, 2016	366,000
December 31, 2017	366,000
Thereafter	5,254,000

$7,045,000

        During the period from January 1, 2012, and ending on December 31, 2012, the Company incurred $206,313 in site lease expense included in operating expenses.

b.     Power Purchase Agreements

        Each of the Project LLCs has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, and the landlord is then obligated to help the Project LLC enter into a PPA with the new tenant taking over the premises.

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate capacity and each solar system receives its PTO by June 1, 2013, are estimates of the maximum, potential, total annual revenues that could be earned under the PPAs for the Company's projects, although it is not anticipated that any project will generate the maximum potential revenue:

Year Ending	Amount
December 31, 2013	1,318,000
December 31, 2014	1,440,000
December 31, 2015	1,466,000
December 31, 2016	1,492,000
December 31, 2017	1,518,000
Thereafter	25,712,000

$32,946,000

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2012

Note 6—Concentrations

a.     Credit Risk

        Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of accounts receivable and advances to and equipment held by the EPC contractor.

        Generally, the Company does not require collateral or other security to support accounts receivable.

        As of December 31, 2012, the Company held $386,242 in non-interest-bearing checking accounts. These checking accounts were insured by the Federal Deposit Insurance Corporation ("FDIC"), subject to a limit of $250,000, as of December 31, 2012, on the combined balances in all accounts maintained by the same limited liability company at the same FDIC-insured institution.

b.     Geographic Location of Projects

        The Company's projects that are substantially completed or under construction are in New Jersey (thirty-one projects) or Massachusetts (eighteen projects), and prospective projects in the Company's pipeline are in Massachusetts. The renewable portfolio standards of these states provide incentives for solar panel system development—in particular, the vesting of an SREC in the Project LLC for each 1,000 kWh of electricity generated by the solar panel system.

c.     EPC Contractor

        The Company has entered into a master EPC agreement under which the EPC contractor is obligated to provide EPC services exclusively to the Company for solar panel projects providing up to 20 MW, in total, of nameplate capacity. The EPC contractor has entered into site-specific EPC agreements for the Company's thirty-one projects in New Jersey and eighteen projects in Massachusetts. In addition, an affiliate of the EPC contractor has entered into a site lease agreement and a PPA with one of the Project LLCs, and the EPC contractor is obligated to provide O&M support for the Company's projects. The EPC contractor is closely held and privately owned, and its majority owner is the principal investor in two solar panel project operating companies to which SRPM provides advisory services and in connection with which SRP holds a profits interest.

Note 7—Solar Renewable Energy Certificates ("SRECs")

a.     General

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage"—i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWh of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system (PJM-GATS for New Jersey and NEPOOL GIS for Massachusetts). Ownership of an SREC may be transferred only from a seller's

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2012

Note 7—Solar Renewable Energy Certificates ("SRECs") (Continued)

online account to a purchaser's online account in accordance with instructions from the account holders—i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

b.     SREC Forward Contracts

        The Company may arrange a forward contract to sell SRECs over a specified period (generally, one, two, or three years, as a consequence of certain features of the SREC and electricity markets). The contract usually specifies the same fixed price for each of the SREC vintages being sold. For example, "selling a three-year strip at $125" means selling SRECs of 2013, 2014, and 2015 vintages, each of which is priced at $125, and specifying a fixed number of each vintage to be delivered within a specified period.

        As of December 31, 2012, the Company (through its Project LLCs) was a party to six forward contracts to deliver, at fixed prices, firm quantities of SRECs of 2013, 2014, and 2015 vintages, which the Company estimates its solar panel systems will generate. If they have not generated the specified quantities of SRECs on the specified delivery dates, the Company (through one of its Project LLCs) can, at spot prices, purchase SRECs to cover the shortfall and deliver them to the counterparty. If the spot price is lower than the contract price, the Company will realize a gain, and if the spot price is higher than the contract price, the Company will realize a loss. As of December 31, 2012, spot prices were lower than the contract prices.

Note 8—Members' Equity

        Under its limited liability company agreement, the Company is managed by SRP, its sole managing member. The other members (the "Unit Members") of the Company collectively own 1,000 membership units, and each Unit Member owns the number of membership units (the "Membership Units") determined by dividing its capital commitment by the aggregate capital commitments of all Unit Members, and multiplying this fraction (the "Percentage Interest") by 1,000. A Unit Member's Membership Units and Percentage Interest may be adjusted from time to time in connection with the admission of a substituted or additional Unit Member, additional capital contributions made by Unit Members, or certain other events. The Company has raised $85,100,000 in total capital contributions as of December 31, 2012.

        SRP does not own any Membership Units. It owns a profits interest in the Company, such that, once their capital has been returned to Unit Members, further distributions will be made 30% to SRP and 70% to the Unit Members.

Note 9—Subsequent Events

        Management has evaluated subsequent events through April 26, 2013, which is the date when the consolidated financial statements were available to be issued.

Unaudited Consolidated Financial Statements

SunRay Power OPCO II, LLC
and Subsidiaries

Six Months Ended June 30, 2014 and 2013

SunRay Power OPCO II, LLC
and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

(In Thousands)

	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash	$777	$499
Accounts receivable, net of allowance for doubtful accounts of $150 and $168 in 2014 and 2013, respectively	337	116
Due from affiliates	222	—
Prepaid expenses	347	214

Total current assets	1,683	829
Solar panel projects in service, net of accumulated depreciation of $5,072 and $3,790 in 2014 and 2013, respectively	50,319	43,477
Costs of solar panel projects in progress	7,896	12,668
Advances to solar EPC contractor	3,276	4,856
Solar equipment on hand	2,828	6,627
Escrow deposit	90	90

Total assets	$66,092	$68,547

Liabilities and members' equity
Current liabilities:
Accrued expenses and other payables	$298	$252
Due to affiliates	—	1

Total current liabilities	298	253
Obligation to remove solar panel projects in service	469	373

Total liabilities	767	626
Commitments and contingencies
Members' equity	65,325	67,921

Total liabilities and members' equity	$66,092	$68,547

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunRay Power OPCO II, LLC

Consolidated Statements of Operations and Changes in Members' Equity

(Unaudited)

(In Thousands)

	Six Months Ended June 30
	2014	2013
Revenues:
Sale of electricity	$475	$427
Sale of solar renewable energy certificates	752	1,293

	1,227	1,720

Costs and expenses:
Purchase of solar renewable energy certificates	168	220
Operating expenses	1,508	1,164
General and administrative expenses	947	1,140

	2,623	2,524

Net loss	(1,396)	(804)
Members' equity, beginning of period:	67,921	70,918
Distributions to members	(1,200)	(994)

Members' equity, end of period	$65,325	$69,120

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunRay Power OPCO II, LLC

Consolidated Statement of Cash Flows

(Unaudited)

(In Thousands)

	Six Months Ended June 30
	2014	2013
Operating activities
Net loss	$(1,396)	$(804)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,282	1,032
(Recovery of) Provision for bad debts	(17)	32
(Reversal of) reserve for unrealized loss on solar renewable energy certificates forward contracts, net	(9)	—
Accretion of asset retirement obligation	18	17
Decrease (increase) in:
Accounts receivable	(203)	83
Due from affiliates, net	(222)	6
Prepaid expenses and other	(133)	(135)
Increase (decrease) in:
Accrued expenses and other payables	55	65
Due to affiliates	(1)	23

Total adjustments	770	1,123

Net cash (used in) provided by operating activities	(626)	319

Investing activities
Grant proceeds received	2,104	812

Cash provided by investing activities	2,104	812

Financing activities
Distributions to members	(1,200)	(994)

Cash used in financing activities	(1,200)	(994)

Net increase in cash	278	137
Cash, beginning of period	499	386

Cash, end of period	$777	$523

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Dollars in Thousands)

(Unaudited)

Note 1—General and Summary of Significant Accounting Policies

a. General and Principles of Consolidation

        SunRay Power OPCO II, LLC ("OPCO II") is a Delaware limited liability company formed on September 22, 2010. The accompanying consolidated financial statements include the accounts of OPCO II and its subsidiary limited liability companies (each, a "Project LLC" and, together with OPCO II, the "Company"). All significant intercompany accounts and transactions have been eliminated.

        The accompanying condensed consolidated financial statements include all adjustments necessary to present fairly our financial position and results of operations and cash flows for the periods presented. The Company has presented the condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and disclosures required by GAAP for complete financial statements. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and notes thereto as of December 31, 2013 and 2012 and the years then ended. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

        The condensed balance sheet information at December 31, 2013 has been derived from the audited financial statements included in this registration statement on Form S-1.

        For further information, including the Company's significant accounting policies, refer to the audited financial statements and the notes thereto as of December 31, 2013 and 2012 and for the years then ended, included in this registration statement on Form S-1. There have been no significant changes to our accounting policies since December 31, 2013.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs"). The Company anticipates that it will have placed in service and be operating solar panel systems with more than 18 megawatts ("MW"), in total, of nameplate capacity, once its capital has been fully deployed.

        OPCO II is the sole member of the Project LLCs, each of which was formed as a Delaware limited liability company to own and operate one or more solar panel projects. As of June 30, 2014, the Project LLCs owned title to 45 solar panel projects. OPCO II owned all of the beneficial interests in the 45 projects, and also owned the beneficial interests in another solar panel project through an affiliated limited liability company, for a total of 46 solar panel projects.

b. Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Dollars in Thousands)

(Unaudited)

Note 1—General and Summary of Significant Accounting Policies (Continued)

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Solar Assets

a. Solar Panel Projects in Service

        The project cost of each of the projects in service, as adjusted for the Section 1603 grant (when received), as well as depreciation and amortization, is recorded in "Solar panel projects in service, net of accumulated depreciation." As of June 30, 2014 and December 31, 2013 , the gross project costs of the projects in service equaled $70,187 and $60,036 respectively (the sum of the contract prices (including all change orders, if any under the related EPC agreements), accumulated depreciation and amortization equaled $5,072 and $3,790 respectively (including capitalized asset retirement obligations of $366, net of $38 of amortization expense and $300, net of $26 of amortization expense as of June 30, 2014 and December 31, 2013 respectively), and Section 1603 grant payments received which equaled $15,120, and $13,096 as of June 30, 2014 and December 31, 2013 respectively.

        Depreciation expense was $1,270, and $1,023, amortization expense with respect to capitalized asset retirement obligations was $12, and $9, and accretion expense with respect to the related liability was $18 and $17 for the six months ending June 30, 2014 and 2013, respectively.

Note 3—Related Party Transactions

a. Advisory Services Agreement

        In October 2010, the Company entered into an advisory services agreement with its affiliate, SunRay Power Management, LLC ("SRPM"), under which SRPM provides the management necessary for the Company to operate its business. Fees for these services are $213, per quarter, or $426 recorded as operating expense for both the six months ended June 30, 2014 and 2013. The advisory services agreement is scheduled to expire on October 8, 2014. The Company's managing member, SunRay Power, LLC ("SRP"), and SRPM have the same owners.

b. Allocation of General and Administrative Expenses

        The Company incurs general and administrative expenses, as determined by SRP, the Company's managing member. These expenses may include amounts paid by SRPM on behalf of the Company, for which SRPM is reimbursed.

c. Beneficial Ownership of a Project

        One of the Company's projects involves the Company's beneficial ownership of a solar panel system nominally owned by a limited liability company (the "OPCO I Project LLC"), the sole member of which is SunRay Power OPCO I, LLC, whose managing member is also SRP. The Company's solar panel system is one of four solar panel systems installed on the same rooftop. The OPCO I Project LLC is the sole nominal and beneficial owner of the other three solar panel systems. The

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Dollars in Thousands)

(Unaudited)

Note 3—Related Party Transactions (Continued)

Company, for its account, realizes the income, gains, and other benefits, and bears the expenses, losses, and risks, of the ownership and operation of its project. In June 2012, the project received its permission to operate and thus was placed in service and its value was recorded in "Solar panel projects in service." As of June 30, 2014, the Company had expended $6,711, in project costs for the project and paid $90 as part of the interest-bearing escrow deposit under the site lease.

d. Other

        In the normal course of business, the Company receives and makes short-term advances of funds to related entities that do not bear interest. For the six months ending on June 30, 2014, the Company sold SRECs to related entities at the same prices at which the related entities sold the SRECs to third parties, amounting to a total sales price of $3. The Company purchased SRECs from related entities at the same prices at which the Company sold the SRECs to third parties, amounting to total purchase prices of $169 and $220 for the six months ending June 30, 2014 and 2013, respectively.

Note 4—Contingencies and Commitments

a. Laws and Regulations

        The Company expects that each of its projects will receive a Section 1603 grant award, after the project has been placed in service and the final (placed in service) application has been filed. There can be no assurance that a change in the laws or regulations governing Section 1603 grants, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

        In October 2012, a Section 1603 grant was awarded in the amount of $1,790 for the solar panel project beneficially owned by the Company and nominally owned by the OPCO I Project LLC, which represents a reduction of $224, or 11%, of the grant award for which the OPCO I Project LLC had applied. The OPCO I Project LLC requested that Treasury reassess its review of the project and increase the amount of the award by $224; subsequently, the OPCO I Project LLC made further submissions to Treasury and its representatives met with Treasury officials. However, there is no formal administrative appeal process for 1603 grant awards, so the Company is unsure as to when Treasury will conclude its reassessment. The outcome of this process or any other or further reviews by Treasury of past, pending, or future applications or awards under Section 1603 is uncertain.

        A majority of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Dollars in Thousands)

(Unaudited)

Note 4—Contingencies and Commitments (Continued)

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

b. Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the two jurisdictions (New Jersey and Massachusetts) where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. The Company estimated that due and uncollected or unpaid sales taxes were $19, and $17, plus penalties and interest, as of June 30, 2014 and December 31, 2013 respectively. These amounts were included in accrued expenses and other payables in the accompanying condensed consolidated financial statements and charged to operations in the six months and year then ended.

c. Operations and Maintenance Agreements

        Pursuant to the terms of the master EPC agreement, the Company, on behalf of the Project LLCs, has entered into a master operations and maintenance service ("O&M") agreement with the EPC contractor to provide operations and maintenance support to all of the projects in service for an annual fee of $.035 cents per watt of installed capacity, which fee will begin to accrue for each project from the fourth anniversary of the date on which the PTO is issued for the project and, from the eleventh anniversary of such date, will escalate at the rate of 2% annually. The master O&M agreement is currently scheduled to expire on October 31, 2014, unless the parties agree to extend the term.

SunRay Power OPCO II, LLC
and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Dollars in Thousands)

(Unaudited)

Note 4—Contingencies and Commitments (Continued)

        Outlined below, based on each solar system's nameplate capacity, is an estimate of the total annual fee payments to be made under the master O&M agreement for the Company's projects:

Year Ending	Amount
December 31, 2014 (remainder of year)	—
December 31, 2015	11
December 31, 2016	358
December 31, 2017	536
December 31, 2018	692
Thereafter	6,222

$7,819

Note 5—Solar Renewable Energy Certificates ("SRECs")

SREC Forward Contracts

        As of June 30, 2014 and December 31, 2013, the Company had obligations under open forward contracts to deliver specified quantities of Massachusetts SRECs of various vintages, which the Company's projects had not generated, and were not projected to generate, on or before the specified delivery dates, and the spot prices on the open market, at June 30, 2014 and December 31, 2013, for these SRECs were higher than the contract price. On this basis, the Company projected an estimated total loss of approximately $26 and $35, assuming the forward contract had been closed out and settled at June 30, 2014 and December 31, 2013 respectively, which is included in accrued expenses and other payables in the accompanying balance sheets. Accordingly, for the six months ended June 30, 2014 our operating expense has been reduced by $9. No provision for an estimated loss was required for the six month period ended June 30, 2013.

CONSOLIDATED FINANCIAL STATEMENTS

SunRay Power OPCO I, LLC

Years Ended December 31, 2013 and 2012
With Report of Independent Auditors

SunRay Power OPCO I, LLC

Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Report of Independent Auditors

To The Members of
SunRay Power OPCO I, LLC

        We have audited the accompanying consolidated financial statements of SunRay Power OPCO I, LLC, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and changes in members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunRay Power OPCO I, LLC at December 31, 2013 and 2012, and the consolidated results of its operations and changes in members' equity and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

SunRay Power OPCO I, LLC

Consolidated Balance Sheets

(In Thousands)

	December 31
	2013	2012
Assets
Current assets:
Cash	$103	$199
Accounts receivable, net of allowance for doubtful accounts of $100 and $60 in 2013 and 2012, respectively	24	53
Due from affiliates	622	326
Prepaid expenses	64	111
Advances to solar EPC contractor	—	406

Total current assets	813	1,095
Solar panel projects in service, net of accumulated depreciation of $1,996 and $1,150 in 2013 and 2012, respectively	24,098	25,269
Escrow deposit	90	90

Total assets	$25,001	$26,454

Liabilities and members' equity
Current liabilities:
Accrued expenses and other payables	$33	$25
Due to affiliates	—	64

Total current liabilities	33	89
Obligation to remove solar panel projects in service	78	73

Total liabilities	111	162
Members' equity	24,890	26,292

Total liabilities and members' equity	$25,001	$26,454

See accompanying notes consolidated financial statements.

SunRay Power OPCO I, LLC

Consolidated Statements of Operations and Changes in Members' Equity

(In Thousands)

	Year Ended December 31
	2013	2012
Revenues:
Sale of electricity	$433	$325
Sale of solar renewable energy certificates	1,882	2,057

	2,315	2,382

Costs and expenses:
Purchase of solar renewable energy certificates	129	147
Operating expenses	1,172	1,093
General and administrative expenses	641	718

	1,942	1,958

Net income	373	424
Members' equity, beginning of year	26,292	32,254
Contributions by members	350	591
Distributions to members	(2,125)	(6,977)

Members' equity, end of year	$24,890	$26,292

See accompanying notes to consolidated financial statements.

SunRay Power OPCO I, LLC

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31
	2013	2012
Operating activities
Net income	$373	$424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	846	770
Provision for bad debts	40	60
Management fee	350	287
Accretion of asset retirement obligation	6	6
Decrease (increase) in:
Accounts receivable	(11)	270
Due from affiliates, net	(295)	(130)
Prepaid expenses and other	47	24
Increase (decrease) in:
Accrued expenses and other payables	7	(639)
Due to affiliates	(64)	(23)

Total adjustments	943	643

Net cash provided by operating activities	1,298	1,049

Investing activities
Amounts received from solar EPC contractor	731	—
Grant proceeds received	—	5,886

Cash provided by investing activities	731	5,886

Financing activities
Contributions by members	—	241
Distributions to members	(2,125)	(6,977)

Net cash used in financing activities	(2,125)	(6,736)

Net (decrease) increase in cash	(96)	199
Cash, beginning of year	199	—

Cash, end of year	$103	$199

See accompanying notes.

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements

(Dollars in Thousands)

December 31, 2013

1. General Information and Summary of Significant Accounting Policies

General Information and Principles of Consolidation

        SunRay Power OPCO I, LLC ("OPCO I") is a Delaware limited liability company. The accompanying consolidated financial statements include the accounts of OPCO I and its nine wholly owned limited liability companies (each, a "Project LLC" and, together with OPCO I, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs"). The Company has fully deployed its capital as of December 31, 2012 and placed in service and is operating solar panel systems with approximately 7.116 megawatts ("MW"), in total, of nameplate capacity. As of December 31, 2013, the Company owned 13 solar panel projects.

Cash and Cash Equivalents

        The Company considers all short-term, liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are generated from sales of electricity and sales of SRECs generated by the Company's projects or purchased from third parties and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off. The Company does not require collateral when extending credit.

Solar Panel Projects in Service

        A project is in service when the engineering, procurement and construction ("EPC") contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate ("PTO") for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Solar panel projects in service" at this project cost. Depreciation is recorded using the straight-line method over an estimated useful life of a solar panel system of 30 years, and begins when the project is placed in service.

        Once a project is in service, the Company (through the Project LLC) submits an application for a cash grant, equal to 30% of the eligible project costs, from the United States Department of the Treasury under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended ("Section 1603"). When a Section 1603 grant is received, the depreciable basis of the project is reduced by the amount of the grant, and depreciation adjusted prospectively in the current and future periods. As a condition to receiving a Section 1603 grant, the Companies are required to maintain compliance with Section 48 of the Internal Revenue Code (IRC) for a period of five years. Failure to maintain

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

1. General Information and Summary of Significant Accounting Policies (Continued)

compliance with the requirements of Section 48 could result in a recapture of the amounts received, plus interest. As of December 31, 2013, the 1603 grant requirements have been met.

Asset Retirement Obligations

        Generally, each Project LLC is obligated to remove its solar panel system from the project site at the end of the site lease or license term. The Company accounts for this obligation as an asset retirement obligation using a consistent methodology.

        The cost associated with removing the solar panel system is estimated based on current market prices. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease or license term, is calculated using an appropriate consumer price index ("CPI") inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar panel system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using a credit-adjusted rate above the risk-free rate, which is estimated as the credit spread appropriate to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease or license term. When the project is placed in service, the capitalized cost of the asset retirement obligation is recorded in "Solar panel projects in service" and the fair value of its related liability is recorded as "Obligation to remove solar panel projects in service."

        The capitalized cost of the asset retirement obligation is depreciated each period over the life of the related system and recorded as depreciation expense. The related liability is accreted each period over the estimate of time it expects to incur the cost to remove the system and the accretion of the liability is recorded as operating expense.

Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the Project LLCs are disregarded entities. Therefore, neither the Company nor any of its Project LLCs is a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company in 2009, are open for examination by federal and state tax authorities.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the allowance for doubtful accounts, useful lives of solar assets and asset retirement obligations. Actual results could differ from those estimates.

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

1. General Information and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        Revenues from the sale of electricity are recognized in the period in which the electricity is generated because it is immediately passed to the customer. Revenues from the sale of SRECs are recognized when the transaction settles.

        The Company does not record forward contracts for the purchase or sale of SRECs. Such contracts are not marked to market, generally, because it is probable that the contracts will not settle net and will be performed through physical delivery. However, where a forward contract is open at year end and the Company's projects have not generated, and are not projected to generate, the specified quantities of SRECs of various vintages on the specified delivery dates required under the forward contract, the Company will ascertain the spot prices on the open market, at year end, of the SRECs of the various vintages. If a spot price is lower than the contract price, the Company will record no gain, but if the spot price is higher than the contract price, the Company will record a loss. As of December 31, 2013 and 2012, no losses have been recorded.

SRECs as Intangibles

        The Company accounts for SRECs it generates as intangible assets and does not assign any value to SRECs.

Fair Value Measurements

        The Company measures fair value using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company's financial instruments include cash, accounts receivable, accounts payable, escrow deposits and obligation to remove solar panel projects in service. The carrying values of its financial instruments other than the obligation to remove solar panel projects in service approximate their fair values due to the fact that they were short-term in nature at December 31, 2013 and 2012 (Level 1). The Company estimates the fair value of obligation to remove solar panel projects in service using credit-risk adjusted rate described in Note 2 (Level 3).

Impairment of Solar Assets

        Solar assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses. There have been no impairment losses recognized to date.

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

2. Solar Panel Projects in Service

        The project cost of each project in service, as adjusted for the Section 1603 grant (when received), as well as depreciation and amortization, is recorded in "Solar panel projects in service, net of accumulated depreciation." The total project costs of the projects in service equaled $35,684 and $36,009 (the sum of the contract prices including all change orders, if any and capitalized management fee of approximately $63 in 2012 and $365 in years prior to 2012 incurred for the period prior to projects PTO dates) as of December 31, 2013 and 2012, respectively. The total project cost of $35,684 is adjusted for $325 refund received from EPC contractor in 2013, (see Note 3).

        Capitalized asset retirement obligation was $59 as of December 31, 2013 and 2012. Accumulated depreciation equaled $1,996 and $1,150 (including the accumulated depreciation of capitalized asset retirement obligations of $8 and $6) as of December 31, 2013 and 2012, respectively. Section 1603 grant payments were $9,649, of which $5,886 was received in 2012.

        During 2013 and 2012, depreciation expense was $844 and $768, including depreciation expense with respect to capitalized asset retirement obligations was $2 and $2, respectively. Accretion expense with respect to the related liability was $6 in both years.

3. Related Party Transactions

Management Fees

        During 2013 and 2012, SunRay Power Management, LLC ("SRPM") provided management services to the Company to operate its business. The accompanying consolidated financial statements include a management fee charge of $350 and $287 for 2013 and 2012, respectively. The Company capitalized management fee of $63 in 2012, amount related to the period prior to PTO date. The imputed noncash management fee is calculated at prevailing market rates for such services provided and is equal to 1% of members' capital commitments. As the fee is not contractually payable, members' equity has been increased by the amount of the management fee and is reflected as contributions. SRPM has the same owners as SunRay Power, LLC ("SRP"), which is the Company's managing member.

Due from EPC Contractor

        At December 31, 2012, the Company had receivable from the EPC contractor, a related party, of $406 which was collected in 2013 and additionally received a refund on project cost of $325. The Company adjusted the project cost for the $325 refund received.

Other

        In the normal course of business, the Company receives and makes short-term advances of funds that do not bear interest, as well as buys and sells SRECs with counterparties that are entities under common ownership. As of December 31, 2013 and 2012, the Company had a receivable of $622 and $326, respectively, from certain of these related entities and a payable of $64, at December 31, 2012, to certain of these related entities and members, respectively.

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

3. Related Party Transactions (Continued)

        During 2013 and 2012, the Company sold SRECs to related entities at the same prices at which the related entities sold the SRECs to third parties, amounting to total sales of $7 and $161, respectively. As of December 31, 2013 and 2012, the Company purchased SRECs from related entities at the same prices at which the Company sold the SRECs to third parties, amounting to total purchases of $129 and $58, respectively.

4. Contingencies and Commitments

Laws and Regulations

        A majority of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state (New Jersey) in which the relevant project is located. The Company's projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the jurisdiction (New Jersey) where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. The Company estimated that due and uncollected or unpaid sales taxes were $34 and $20, plus penalties and interest as of December 31, 2013 and 2012, respectively, which amounts were included in accrued expenses and other payables in the accompanying consolidated financial statements.

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

4. Contingencies and Commitments (Continued)

Operations and Maintenance Agreement

        Pursuant to the terms of the master EPC agreement, the Company, on behalf of the Project LLCs, has entered into a master operations and maintenance service ("O&M") agreement with the EPC contractor to provide operations and maintenance support to all of the projects in service for an annual fee of $.035 cents per watt of installed capacity, which fee will begin to accrue for each project from the fourth anniversary of the date on which the PTO was issued for the project and, from the eleventh anniversary of such date, will escalate at the rate of 2% annually. The master O&M agreement is currently scheduled to expire on October 31, 2014, unless the parties agree to extend the term.

        Outlined below, based on each solar system's nameplate capacity, is an estimate of the total annual fee payments to be made under the current proposal of O&M services:

December 31, 2014	$8
December 31, 2015	21
December 31, 2016	51
December 31, 2017	64
December 31, 2018	64
Thereafter	951

$1,159

5. Site Occupancy Arrangements; Power Purchase Agreements

        Once the Company had identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company generally caused the Project LLC to enter into a site occupancy arrangement with the landlord, often in the form of a lease or a license agreement or an express or implied grant of occupancy rights, and to enter into a PPA or other output purchase agreement with the off-taker.

Site Lease or License Agreements

        Project LLCs may be subject to a variety of rent payment structures, for example: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments, without contingent payments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation.

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

5. Site Occupancy Arrangements; Power Purchase Agreements (Continued)

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate capacity, are estimates of the minimum, potential total annual payments that could be made under the site occupancy agreements for the Company's projects:

December 31, 2014	$281
December 31, 2015	281
December 31, 2016	281
December 31, 2017	281
December 31, 2018	281
Thereafter	3,747

$5,152

        The Company incurred $276 and $271 in site occupancy expenses during 2013 and 2012, respectively.

Power Purchase Agreements

        Each Project LLC has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, in which case the landlord is then expected to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the local utility or other provisions intended to ensure that the off-taker realizes savings compared to the local utility rates. Due to the variable nature of the rate charged in the PPAs and that the systems are considered integral equipment, the agreements are accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

6. Concentrations

Credit Risk

        Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of accounts receivable.

EPC Contractor

        The Company entered into a master EPC agreement under which the EPC contractor provided EPC services to the Company for solar panel projects providing up to 10 MW, in total, of nameplate capacity. The EPC contractor also entered into site-specific EPC agreements for the Company's projects. In addition, an affiliate of the EPC contractor has entered into a site lease agreement and a PPA with one of the Project LLCs, and the EPC contractor is obligated to provide O&M support for

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

6. Concentrations (Continued)

the Company's projects. The EPC contractor is closely held and privately owned, and its majority owner is the principal investor in several solar panel project operating companies to which SRPM provides advisory services and in connection with which SRP holds a profits interest.

7. Solar Renewable Energy Certificates ("SRECs")

General

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage," i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWh of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system. Ownership of an SREC may be transferred only from a seller's online account to a purchaser's online account in accordance with instructions from the account holders, i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

SREC Forward Contracts

        The Company may arrange a forward contract to sell SRECs over a specified period (generally, one, two, or three years, as a consequence of certain features of the SREC and electricity markets). The contract usually specifies the same fixed price for each of the SREC vintages being sold. For example, "selling a three-year strip at $125" means selling SRECs of 2014, 2015, and 2016 vintages, each of which is priced at $125, and specifying a fixed number of each vintage to be delivered within a specified period.

        As of December 31, 2013 and 2012, the Company (through its Project LLCs) was a party to 13 open forward contracts to deliver, at fixed prices, firm quantities of SRECs of various vintages, which the Company estimates its solar panel systems will generate. If they have not generated, and are not projected to generate, the specified quantities of SRECs on or before the specified delivery dates, the Company (through one of its Project LLCs) can, at spot prices or under forward contracts, purchase SRECs to cover the shortfall and deliver them to the counterparty. If the spot or forward price is lower than the contract price, the Company will realize a gain when the transaction settles, and if the spot or forward price is higher than the contract price, the Company will realize a loss at year end or when the transaction settles. As of December 31, 2013 and 2012, the Company had no open contracts and as such no losses have been recorded.

SunRay Power OPCO I, LLC

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands)

December 31, 2013

8. Members' Equity

        Under its limited liability company agreement, the Company is managed by SRP, its sole managing member (the "Managing Member"). The other members (the "Unit Members") of the Company collectively own 1,000 membership units, and each Unit Member owns the number of membership units (the "Membership Units") determined by dividing its capital commitment by the aggregate capital commitments of all Unit Members, and multiplying this fraction (the "Percentage Interest") by 1,000. A Unit Member's Membership Units and Percentage Interest may be adjusted from time to time in connection with the admission of a substituted or additional Unit Member, additional capital contributions made by Unit Members, or certain other events.

9. Subsequent Events

        Management of the Company has evaluated subsequent events through August 11, 2014, which is the date when the consolidated financial statements were available to be issued.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SunRay Power OPCO I, LLC

Six Months Ended June 30, 2014 and 2013

SunRay Power OPCO I, LLC

Condensed Consolidated Financial Statements (Unaudited)

SunRay Power OPCO I, LLC

Condensed Consolidated Balance Sheets

(In Thousands)

	June 30, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash	$356	$103
Accounts receivable, net	108	24
Due from affiliates	502	622
Prepaid expenses	45	64

Total current assets	1,011	813
Solar panel projects, net	23,679	24,098
Escrow deposit	91	90

Total assets	$24,781	$25,001

Liabilities and members' equity
Current liabilities:
Accrued expenses and other payables	$99	$33
Due to affiliate	26	—

Total current liabilities	125	33
Asset retirement obligations	81	78

Total liabilities	206	111
Members' equity	24,575	24,890

Total liabilities and members' equity	$24,781	$25,001

See accompanying notes to condensed consolidated financial statements.

SunRay Power OPCO I, LLC

Condensed Consolidated Statements of Operations and Changes in Members' Equity (Unaudited)

(In Thousands)

	Six Months Ended June 30
	2014	2013
Revenues:
Sale of electricity	$195	$228
Sale of solar renewable energy certificates	618	958

	813	1,186

Costs and expenses:
Purchase of solar renewable energy certificates	4	129
Operating expenses	580	581
General and administrative expenses	326	313

	910	1,022

Net income (loss)	(97)	164
Members' equity, beginning of period:	24,890	26,292
Contributions	175	175
Distributions	(393)	(1,660)

Members' equity, end of period	$24,575	$24,970

See accompanying notes to condensed consolidated financial statements.

SunRay Power OPCO I, LLC

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In Thousands)

	Six-Months Ended June 30
	2014	2013
Operating activities
Net (loss) income	$(97)	$164
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	419	419
Provision for bad debts	—	18
Management fee	175	175
Interest income on escrow deposit	(1)	—
Accretion of asset retirement obligation	3	2
Change in:
Accounts receivable	(84)	(75)
Due from affiliates, net	120	(275)
Prepaid expenses and other	19	66
Change in:
Accrued expenses and other payables	66	137
Due to affiliates	26	108

Total adjustments	743	576

Net cash provided by operating activities	646	739

Investing activities
Amounts received from solar EPC contractor	—	875

Net cash provided by investing activities	—	875

Financing activities
Distributions	(393)	(1,660)

Net cash used in financing activities	(393)	(1,660)

Net increase (decrease) in cash	253	(46)
Cash, beginning of period	103	199

Cash, end of period	$356	$153

See accompanying notes to condensed consolidated financial statements.

SunRay Power OPCO I, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollars in Thousands)

1. General Information and Summary of Significant Accounting Policies

General Information and Principles of Consolidation

        SunRay Power OPCO I, LLC ("OPCO I") is a Delaware limited liability company. The accompanying consolidated financial statements include the accounts of OPCO I and its nine wholly owned limited liability companies (each, a "Project LLC" and, together with OPCO I, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

        The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of projects involving the installation of solar photovoltaic panel systems to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electric utilities and to generate and sell solar renewable energy certificates ("SRECs"). The Company has placed in service and is operating 13 solar panel systems with approximately 7.116 megawatts ("MW"), in total, of nameplate capacity.

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month period ended June 30, 2014 and June 30, 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month period ended June 30, 2014 and June 30, 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the allowance for doubtful accounts, useful lives of solar assets, sales and use tax, and asset retirement obligations. Actual results could differ from those estimates.

2. Related Party Transactions

Management Fees

        During 2014 and 2013, SunRay Power Management, LLC ("SRPM") provided management services to the Company to operate its business. The accompanying consolidated financial statements include a management fee charge of $175 for six months ended June 30, 2014 and 2013. The imputed noncash management fee is estimated at prevailing market rates for such services provided and is equal to 1% of members' capital commitments. As the fee is not contractually payable, members' equity has been increased by the amount of the management fee and is reflected as contributions. SRPM has the same owners as SunRay Power, LLC ("SRP"), which is the Company's managing member.

SunRay Power OPCO I, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollars in Thousands)

2. Related Party Transactions (Continued)

Other

        In the normal course of business, the Company receives and makes short-term advances of funds that do not bear interest, as well as buys and sells SRECs with counterparties that are entities under common ownership. As of June 30, 2014 and December 31, 2013, the Company had a receivable of $502 and $622, respectively, from certain of these related entities and a payable of $26 and $0 at June 30, 2014 and December 31, 2013, respectively, to certain of these related entities and members.

        During six months ended June 30, 2014 and 2013, the Company purchased SRECs from related entities at the same prices at which the Company sold the SRECs to third parties, amounting to total purchases of $4 and $129, respectively. No amounts were due related to these purchases as of the period ends.

3. Contingencies and Commitments

Laws and Regulations

        A substantial portion of the Company's revenues are derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in the over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process. There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically.

        The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state (New Jersey) in which the relevant project is located. The Company's projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the jurisdiction (New Jersey) where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. The Company estimated that due and uncollected or unpaid sales taxes

SunRay Power OPCO I, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollars in Thousands)

3. Contingencies and Commitments (Continued)

were $39 and $34 as of June 30, 2014 and December 31, 2013, respectively, which was included in accrued expenses and other payables.

4. Site Occupancy Arrangements; Power Purchase Agreements

        Once the Company had identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company generally caused the Project LLC to enter into a site occupancy arrangement with the landlord, often in the form of a lease or a license agreement or an express or implied grant of occupancy rights, and to enter into a PPA or other output purchase agreement with the off-taker.

Site Lease or License Agreements

        Project LLCs may be subject to a variety of rent payment structures, for example: (i) no rent or fixed rent payable in a single payment, upfront payments, or monthly or annual installments, without contingent payments; (ii) payments to the landlord based upon excess PPA revenues above an established electricity rate cap, which may incorporate an annual escalation factor; and (iii) payments based on an agreed amount per kW of the installed capacity of the solar panel system and assuming a minimum annual level of kilowatt hour ("kWh") generation.

        Outlined below, assuming that each solar system's annual generation matches its projected generation based on its nameplate capacity, are estimates of the minimum, potential total annual payments that could be made under the site occupancy agreements for the Company's projects:

December 31, 2014 (remainder of year)	$141
December 31, 2015	281
December 31, 2016	281
December 31, 2017	281
December 31, 2018	281
Thereafter	3,747

$5,011

        The Company incurred $141 and $139 in site occupancy expenses during 2014 and 2013, respectively.

Power Purchase Agreements

        Each Project LLC has entered into a PPA for at least twenty years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, in which case the landlord is then expected to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the local utility or other provisions intended to ensure that the off-taker realizes savings compared to the local utility rates. Due to the variable nature of the rate charged in the PPAs and that the systems are considered

SunRay Power OPCO I, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollars in Thousands)

4. Site Occupancy Arrangements; Power Purchase Agreements (Continued)

integral equipment, the agreements are accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

5. Solar Renewable Energy Certificates ("SRECs")

General

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage," i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWh of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system. Ownership of an SREC may be transferred only from a seller's online account to a purchaser's online account in accordance with instructions from the account holders, i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

SREC Forward Contracts

        The Company may arrange a forward contract to sell SRECs over a specified period (generally, one, two, or three years, as a consequence of certain features of the SREC and electricity markets). The contract usually specifies the same fixed price for each of the SREC vintages being sold. For example, "selling a three-year strip at $125" means selling SRECs of 2014, 2015, and 2016 vintages, each of which is priced at $125, and specifying a fixed number of each vintage to be delivered within a specified period.

        As of June 30, 2014 and 2013, the Company (through its Project LLCs) was a party to various open forward contracts to deliver, at fixed prices, firm quantities of SRECs of various vintages, which the Company estimates its solar panel systems will generate. If they have not generated, and are not projected to generate, the specified quantities of SRECs on or before the specified delivery dates, the Company (through one of its Project LLCs) can, at spot prices or under forward contracts, purchase SRECs to cover the shortfall and deliver them to the counterparty. If the spot or forward price is lower than the contract price, the Company will realize a gain when the transaction settles, and if the spot or forward price is higher than the contract price, the Company will realize a loss at year end or when the transaction settles. As of June 30, 2014 and December 31, 2013, no losses were needed to be recorded.

6. Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the condensed consolidated financial statements were available to be issued.

CONSOLIDATED FINANCIAL STATEMENTS

Leicester One MA Solar, LLC
(A Development Stage Company)

As of December 31, 2013, and for the Period From June 25, 2013
(Date of Inception) to December 31, 2013

With Report of Independent Auditors

Leicester One MA Solar, LLC
(A Development Stage Company)

Consolidated Financial Statements

As of December 31, 2013, and for the Period From June 25, 2013
(Date of Inception) to December 31, 2013

Report of Independent Auditors

To the Member
Leicester One MA Solar, LLC

        We have audited the accompanying consolidated financial statements of Leicester One MA Solar, LLC (the Company), which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations and changes in member's equity and cash flows for the period from June 25, 2013 (date of inception) to December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Leicester One MA Solar, LLC at December 31, 2013, and the consolidated results of its operations and changes in member's equity and its cash flows for the period from June 25, 2013 (date of inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in development stage, has no established source of revenue and has working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

Leicester One MA Solar, LLC
(A Development Stage Company)

Consolidated Balance Sheet

December 31, 2013

Assets
Solar projects under construction	$2,263,811

Total assets	$2,263,811

Liabilities and member's equity
Current liabilities:
Accrued expenses and other payables	$193,111
Loan payable	500,000
Due to related parties	221,502

Total liabilities	914,613
Member's equity	1,349,198

Total liabilities and member's equity	$2,263,811

See accompanying notes to consolidated financial statements.

Leicester One MA Solar, LLC
(A Development Stage Company)

Consolidated Statement of Operations

For the Period From June 25, 2013 (Date of Inception) to December 31, 2013

Net revenue	$—
Operating expenses	18,333

Operating loss	(18,333)
Other income (expense):
Other income (expense)—net	—

Net loss	$(18,333)

See accompanying notes to consolidated financial statements.

Leicester One MA Solar, LLC
(A Development Stage Company)

Consolidated Statement of Changes in Member's Equity

For the Period From June 25, 2013 (Date of Inception) to December 31, 2013

Member's equity—June 25, 2013	$—
Contributions	1,367,531
Net loss	(18,333)

Member's equity—December 31, 2013	$1,349,198

See accompanying notes to consolidated financial statements.

Leicester One MA Solar, LLC
(A Development Stage Company)

Consolidated Statement of Cash Flow

For the Period From June 25, 2013 (Date of Inception) to December 31, 2013

Cash flows from operating activities	$—
Cash flows from investing activities	—
Cash flows from financing activities	—

Net increase in cash and cash equivalents	—
Cash and cash equivalents:
Beginning of period	—

End of period	$—

Noncash activity

        Costs paid by related parties or member:

  i.
  $180,000 paid by a related party for costs related to the purchase of solar project assets

  ii.
  $500,000 paid by member for purchase of solar project assets

  iii.
  $858,365 paid to EPC contractor by member

  iv.
  $9,167 for lease rent paid by member

  v.
  $41,502—construction costs paid by related party

Supplemental cash flow information

        During 2013, no amounts were paid for interest or income taxes.

See accompanying notes to consolidated financial statements.

Leicester One MA Solar, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2013

1. General Information and Summary of Significant Accounting Policies

General Information and Principals of Consolidation

        Leicester One MA Solar, LLC is a Delaware limited liability company formed on June 25, 2013, that, as of December 31, 2013, was the single member of two limited liability companies (each, a "Project LLC") (collectively, the "Company"). The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of two projects involving the installation of solar photovoltaic (PV) electricity generating systems on vacant land (referred to as a solar farm) in Leicester, Massachusetts to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electricity to the local utility and to generate and sell solar renewable energy certificates. The Company is authorized under its limited liability company agreement to develop two contiguous PV systems of approximately 6.0 megawatts of total nameplate capacity.

        All intercompany accounts and transactions have been eliminated in consolidation.

Development Stage Entity

        Since its inception through December 31, 2013, the Company devoted substantially all of its efforts to the development, financing, acquisition, ownership, and construction of solar PV projects. As of December 31, 2013, planned principal operations had not begun; and therefore, the Company is a development stage entity.

Going Concern

        The consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As of December 31, 2013, the Company has no established source of revenues and has working capital deficit of $914,613. The Company's ability to continue as a going concern is dependent upon combination of completing construction of the projects, obtaining permission to operate certificates, generating substantial revenue and raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

        The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenue generation, with interim cash flow deficiencies being addressed through additional capital contribution by member and debt financing. The Company entered into debt financing subsequent to year-end—however such financing may not be sufficient to fund its operations and completing the construction of the projects. The Company cannot be certain that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations.

Leicester One MA Solar, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. General Information and Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the Project LLCs are disregarded entities. Therefore, neither the Company nor any of its Project LLCs is a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether any actual cash distribution has been or will be made to such member. The tax year 2013, since the inception of the Company, is open for examination by federal and state tax authorities.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Solar Assets

        Solar assets, which are currently under construction, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses. There have been no impairment losses recognized to date.

Subsequent Events

        The Company's management has evaluated subsequent events through August 11, 2014, which is the date when the accompanying consolidated financial statements were available to be issued.

2. Solar Projects under Construction

        The two solar PV system installations which are under construction are stated at cost. Cost includes mainly construction costs paid to its Engineering Procurement and Construction (EPC) contractor, financing cost associated with the construction, cost to obtain the financing, and the cost to acquire the right to construct projects. The EPC contractor is closely held and privately owned. The majority owner of the EPC contractor is also the owner of 50% of an LLC that owns the Company.

3. Site Lease

        On October 31, 2013, the Company entered into a site lease agreement for both projects with a fixed annual rent of $110,000 rent payable in monthly installments of $9,167. The lease ends on November 1, 2014. The lease agreement has an option to purchase the property at a price of $980,000 at the end of its term. The Company currently plans to purchase the land at the end of lease term.

Leicester One MA Solar, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

3. Site Lease (Continued)

During 2013, the Company expensed total rent of $18,333 of which $9,167 was paid by the Company's member and the remaining was included in accrued expenses and other payables at December 31, 2013.

4. Purchase of Solar Projects Under Construction

        In August 2013, the Company acquired the membership interest in a single member LLC who had done preliminary work on, and had rights to develop, the two solar projects under construction. Of the $1,000,000 purchase price, $500,000 has been paid by the member as of December 31, 2013. The remaining payments are due in 2014 and bear no interest. The broker fee associated with the acquisition was $360,000 ($0.06/watt). During 2013, the Company's affiliate, which is under common management and ownership, (member of the Company is a majority owner of the related entity) paid $180,000 on the Company's behalf and is included in due to related parties at December 31, 2013 and the remaining portion is included accrued expenses and other payables.

5. Related-Party Transactions

Advisory Service Agreement

        On December 16, 2013, the Company entered into an advisory services agreement with an entity whose owners are also owners of the Company to provide the management services necessary for the Company to operate its business. Fees for these services are $22,500 per quarter, or $90,000 per year. The advisory services agreement is scheduled to expire on December 16, 2017. During the period ended December 31, 2013, the Company capitalized total fees of $3,945 into the project and included the amount in accrued expenses and other payables.

Other

        During 2013, the Company's affiliate (related through common ownership) paid $41,502 of construction related costs on behalf of the Company, which is included in due to related parties. The balance is non-interest bearing and due on demand.

6. Member's Equity

        The Company is a single member limited liability company, which is owned by one member.

7. Subsequent Events

        In February 2014, the Company entered into a Senior Secured Credit Agreement or ("SSCA") which provides the Company with total cash advances of $8,339,800 with an aggregate principal repayment amount of $8,510,000 plus a Deferred Pay Amount consisting of the interest and commitment fees accrued prior to the commencement of scheduled repayments. Until fully drawn down, all amounts of interest (11.0% per annum) and commitment fees (0.5%) are capitalized and added to the principal due. The SSCA is scheduled to be fully drawn down in December 2014. At full draw down, principal payments begin in accordance with a prescribed schedule for a period of approximately 64 months.

        In conjunction with obtaining financing, the Company modified its membership interest. The lender received a 9.9% profit interest on future earnings of the Company.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Leicester One MA Solar, LLC
(A Development Stage Company)

As of June 30, 2014 and For the Six Months Period Ended June 30, 2014

Leicester One MA Solar, LLC
(A Development Stage Company)

Condensed Consolidated Financial Statements (Unaudited)

Contents

Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-179
Condensed Consolidated Statements of Operations and Changes in Member's Equity for the Six-Month Period From June 30, 2014 and the Period June 25, 2013 to June 30, 2013	F-180
Condensed Consolidated Statements of Cash Flows for the Six-Month Period June 30, 2014 and the Period From June 25, 2013 to June 30, 2013	F-181
Notes to Condensed Consolidated Financial Statements	F-182

Leicester One MA Solar, LLC
(A Development Stage Company)

Condensed Consolidated Balance Sheets

	June 30, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash	$250	$—
Prepaid expense	4,000	—

Total current assets	4,250	—
Solar projects under construction	17,479,913	2,263,811

Total assets	$17,484,163	$2,263,811

Liabilities and member's equity
Current liabilities:
Accrued expenses and other payables	$459,642	$193,111
Loan payable	100,000	500,000
Due to affiliates	244,263	221,502

Total current liabilities	803,905	914,613
Debt, net of discount	6,359,825	—
Other liabilities	1,340,544	—

Total liabilities	8,504,274	914,613
Member's equity	8,979,889	1,349,198

Total liabilities and member's equity	$17,484,163	$2,263,811

See accompanying notes to condensed consolidated financial statements.

Leicester One MA Solar, LLC
(A Development Stage Company)

Condensed Consolidated Statements of Operations and Changes in Member's Equity (Unaudited)

	Six-Month Period Ended June 30, 2014	For the Period From June 25, 2013 (Date of Inception) to June 30, 2013
General and administrative expenses	$96,108	$—

Net loss	(96,108)	—
Member's equity, beginning of period	1,349,198	—
Contributions	7,726,799	—

Member's equity, end of period	$8,979,889	$—

See accompanying notes to condensed consolidated financial statements.

Leicester One MA Solar, LLC
(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six-Month Period Ended June 30, 2014	For the Period From June 25, 2013 to June 30, 2013
Operating activities
Net loss	$(96,108)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in:
Prepaid expenses	(4,000)	—
Accrued expenses and other payables	52,345	—
Due to affiliates	22,761	—

Total adjustments	71,106	—

Net cash used in operating activities	(25,002)	—
Investing activities
Construction of solar assets	(14,759,718)	—

Net cash used in investing activities	(14,759,718)	—
Financing activities
Proceeds from borrowing	7,458,171	—
Repayment of loan	(400,000)	—
Contributions	7,726,799	—

Net cash provided by financing activities	14,784,970	—

Net change in cash	250	—
Cash, beginning of period	—	—

Cash, end of period	$250	$—

Noncash activity—Six Month Period Ended June 30, 2014

i.
Debt discount of $152,208

ii.
Capitalized amortization of debt discounts of $101,891

iii.
Interest expense capitalized into debt of $191,868

Supplemental cash flow information

        During the six month period ended June 30, 2014 and the period from June 25, 2013 to June 30, 2013, no amounts were paid for interest or income taxes.

See accompanying notes to condensed consolidated financial statements.

Leicester One MA Solar, LLC
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Summary of Significant Accounting Policies

General Information and Principals of Consolidation

        The Company is a Delaware limited liability Company formed on June 25, 2013, that, as of June 30, 2014, was the single member of two limited liability companies. The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of two projects involving the installation of solar photovoltaic (PV) electricity generating systems on vacant land (referred to as a solar farm) in Leicester, Massachusetts to generate and sell electricity to commercial/industrial off-takers, municipal and related off-takers, and local electricity to the local utility and to generate and sell solar renewable energy certificates ("SRECs"). The Company is authorized under its limited liability company agreement to develop two contiguous PV systems of approximately 6.0 megawatts ("mW") of total nameplate capacity. Since its inception through June 30, 2014, the Company devoted substantially all its efforts to the development, financing, acquisition, ownership, and construction of solar PV projects. As of June 30, 2014, planned principal operations had not begun, and therefore, the Company is a development stage entity.

        All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month period ended June 30, 2014 and for the period from June 25, 2013 to June 30, 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month period ended June 30, 2014 and for the period from June 25, 2013 to June 30, 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Going Concern

        The condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As June 30, 2014 and December 31, 2013, the Company had no established source of revenues and has working capital deficit of approximately $799,655 and $914,613. The Company's ability to continue as a going concern is dependent upon combination of completing construction of the projects, obtaining permission to operate certificates, generating substantial revenue and raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These condensed consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

        The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenue generation, with interim cash flow deficiencies being addressed through additional capital contribution by member and debt financing. The

Leicester One MA Solar, LLC
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

1. General Information and Summary of Significant Accounting Policies (Continued)

Company entered into debt financing during 2014 however such financing may not be sufficient to fund its operations and complete the construction of the projects. The Company cannot be certain that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its efforts to complete construction and begin operations.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates of the Company include the profit interest liability. Actual results could differ from those estimates.

Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the condensed consolidated financial statements were available to be issued.

2. Solar Projects Under Construction

        The two solar PV system installations which are under construction are stated at cost. Cost includes mainly construction costs paid to its Engineering Procurement and Construction (EPC) contractor, financing costs associated with the construction, costs to obtain the financing and the cost to acquire the right to construct projects. The EPC contractor is closely held and privately owned. The majority owner of the EPC contractor is also the owner of 50% of an LLC that owns the Company.

3. Site Lease

        On October 31, 2013, the Company entered into a site lease agreement for both projects with a fixed annual rent of $110,000 rent payable in monthly installment of $9,167. The lease ends on November 1, 2014. The lease agreement has an option to purchase the property at a price of $980,000 at the end of its term. The Company currently plans to purchase the land subject to availability of capital. For the six months period ended June 30, 2014 and the period from June 25, 2013 to June 30, 2013, the Company expensed total rent of approximately $55,000 and $0.

4. Purchase of Solar Projects Under Construction

        In August 2013, the Company acquired the Membership interest in a single member LLC who had done preliminary work on and had rights to develop the two solar projects under construction. Of the $1,000,000 purchase price, $900,000 has been paid by the member as of June 30, 2014. The remaining payments are due in 2014 and bear no interest. The broker fee associated with the acquisition was $360,000 ($0.06/watt). During 2013, the Company's affiliate, which is under common management and ownership, (member of the Company is a majority owner of the related entity) paid $180,000 on the Company's behalf which was recorded within due to affiliates as of June 30, 2014 and December 31, 2013, and the remaining $180,000 is included in current liabilities at June 30, 2014 and December 31, 2013.

Leicester One MA Solar, LLC
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

5. Related Party Transactions

Advisory Service Agreement

        On December 16, 2013, the Company entered into an advisory services agreement with an entity whose owners are also owners of the Company to provide the management services necessary for the Company to operate its business. Fees for these services are $22,500 per quarter, or $90,000 per year. The advisory services agreement is scheduled to expire on December 16, 2017. During the six month period ended June 30, 2014 and the period from June 25, 2013 to June 30, 2013, the Company capitalized total fees of $45,000 and $0, respectively, into the project and included the amount in accrued expenses and other payables.

6. Credit Arrangement

        In February 2014, the Company entered into a Senior Secured Credit Agreement or "SSCA" which provides the Company with total cash advances of $8,339,800 with an aggregate principal repayment amount of $8,510,000 plus a Deferred Pay Amount "DPA", consisting of the interest and commitment fees accrued prior to the commencement of scheduled repayments. Each advance carries a 2% original issue discount, which has been capitalized as part of the solar projects cost. Until fully drawn down, all amounts of interest (11% per annum) and commitment fees (.5%) are capitalized and added to the principal due. The SSCA is anticipated to be fully drawn down by December 2014. At full draw down, principal payments begin in accordance with a prescribed schedule for a period of approximately 64 months. At June 30, 2014, the Company borrowed $7,458,171 (net of discount of $152,208).

        During six months ended June 30, 2014, the Company capitalized all amortization of debt discount.

        The following are the estimated principal payments, not including interest and fees capitalized to principal, based upon a December 31, 2014 start date for payments:

Year Ending December 31,	Amount
2014—remainder	$—
2015	871,000
2016	1,521,000
2017	1,930,000
2018	2,150,000
Thereafter	2,038,000

$8,510,000

        In February 2014, in conjunction with obtaining financing, the Company modified its membership interests. The lender who provided the senior secured credit agreement received a 9.9% profits interest that was determined to be a liability share based award valued at $1,340,500. This amount has been recorded as a discount to the loan payable with a corresponding charge to profits interest payable in other liabilities. The Company will be remeasure the profit interest liability each period as an adjustment to interest expense. During the six months ended June 30, 2014, the Company capitalized amortization of the discount of $90,000 into the solar project. Since operations of the Company have not commenced, the value of the profit interest liability did not change during 2014.

FINANCIAL STATEMENTS

GASNA 18P, LLC
(A Development Stage Company)

As of December 31, 2013 and 2012, and for the Period from September 10,
2012 (Date of Inception) to December 31, 2012 and the Year Ended
December 31, 2013

With Report of Independent Auditors

GASNA 18P, LLC
(A Development Stage Company)

Financial Statements

As of December 31, 2013 and 2012, and for the Period from September 10, 2012 (Date of Inception)
to December 31, 2012 and Year Ended December 31, 2013

Report of Independent Auditors

To the Member of
GASNA 18P, LLC

Report on the Financial Statements

        We have audited the accompanying financial statements of GASNA 18P, LLC (a development stage company) which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, changes in member's equity, and cash flows for the period from September 10, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GASNA 18P, LLC at December 31, 2013 and 2012, and the results of its operations and its cash flows for the period from September 10, 2012 (date of inception) to December 31, 2012 and the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

GASNA 18P, LLC
(A Development Stage Company)

Balance Sheets

	December 31
	2013	2012
Assets
Cash and cash equivalents	$7,043	$—

Total current assets	7,043	—
Solar project under construction	20,978,753	4,175,626

Total assets	$20,985,796	$4,175,626

Liabilities and member's equity
Liabilities:
Accounts payable	$9,945,900	$55,000
Due to GeStamp and affiliates	8,786,238	4,042,235

Total current liabilities	18,732,138	4,097,235
Asset retirement obligation	390,078	77,641

Total liabilities	19,122,216	4,174,876
Member's equity	1,863,580	750

Total liabilities and member's equity	$20,985,796	$4,175,626

The accompanying notes are an integral part of these financial statements.

GASNA 18P, LLC
(A Development Stage Company)

Statements of Operations

For the Period from September 10, 2012 (Date of Inception) to
December 31, 2012 and the Year Ended December 31, 2013

	2013	2012
Net sales	$—	$—
Costs of sales	—	—

Operating income	—	—
Other income (expense):
Interest expense		—
Other income (expense)—net	—	—

Total other expense		—

	—	—

Net income	$—	$—

The accompanying notes are an integral part of these financial statements.

GASNA 18P, LLC
(A Development Stage Company)

Statements of Member's Equity

For the Period from September 10, 2012 (Date of Inception) to
December 31, 2012 and Year Ended December 31, 2013

Amount
Member's equity—September 10, 2012	$—
Contributions	750

Member's equity—December 31, 2012	$750

Contributions	$1,862,830

Member's equity—December 31, 2013	$1,863,580

The accompanying notes are an integral part of these financial statements.

GASNA 18P, LLC
(A Development Stage Company)

Statements of Cash Flows

For the Period from September 10, 2012 (Date of Inception) to
December 31, 2012 and Year Ended December 31, 2013

	2013	2012
Cash flows from operating activities	$—	$—
Cash flows from investing activities
Capital expenditures	$(1,855,787)	$(750)

Net cash used in investing activities	(1,855,787)	(750)
Cash flows from financing activities
Capital contributions	1,862,830	750

Net cash provided by financing activities	1,862,830	750

Net increase(decrease) in cash and cash equivalents	7,043	—
Cash and cash equivalents:
Beginning of period	—	—

End of year	$7,043	$—

Supplemental cash flow information
Noncash investing activities:
Accrued capital expenditures	$14,947,341	$4,174,876

The accompanying notes are an integral part of these financial statements.

GASNA 18P, LLC
(A Development Stage Company)

Notes to Financial Statements

December 31, 2013 and 2012

1. Organization and Business

        GASNA 18P, LLC (the Company) was formed on September 10, 2012, in the state of Delaware. The sole member of the Company is GASNA 18, LLC, which is an affiliate of Gestamp Asetym Solar North America Inc. (Gestamp). GASNA 18, LLC is wholly owned by Gestamp Asetym Solar, S.L., a Spain-based company.

        During 2013 and 2012, the Company was engaged in the construction of a solar energy facility and was, therefore, a development-stage company. The purpose of the Company is to generate and sell renewable solar energy through the development of a solar energy project (the Project) at the Puerto Rico Convention Center located in the municipality of San Juan, Puerto Rico. The Company will install, own, operate, and maintain photovoltaic panels that will generate approximately 5 MW of alternating current electricity from solar energy. The Company has entered into a Solar Power Services Agreement (SPSA) to sell the electricity to the Puerto Rico Convention Center District Authority.

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates include the asset retirement obligation. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less. Cash and cash equivalents consist of cash on deposit with banks.

Solar Project under Construction

        Solar project under construction as of December 31, 2013 and 2012 includes all the capitalized costs for the development and construction of the project and related solar power facilities. Capitalized cost of solar facilities includes acquisition costs, development costs, construction costs, capitalized interest, development fees, and all other costs associated with bringing the asset to the working condition for its intended use. The Company reviews the solar project asset under construction for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2013 and 2012, no impairment was determined to exist.

Accounts Payable

        Accounts payable as of December 31, 2013 and 2012, consist of unpaid development and construction costs primarily due to the Company's engineering, procurement and construction ("EPC") contractor in accordance with the terms of the EPC agreement, which were paid during 2014 through additional support from the Member.

GASNA 18P, LLC
(A Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        For federal and state tax purposes, the Company is taxed as a partnership. All income from the Company is reported on the member's federal and state corporate income tax returns. Thus, no provision for income taxes has been recorded in the accompanying financial statements. All periods since inception of the Company remain open for examination by tax authorities.

Fair Value Measurements

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Recently Issued Accounting Standards

        The Company believes recently issued accounting standards have no material effect on its financial statements.

        A three-tiered fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable to prioritize inputs is used to measure fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. Those tiers are defined as follows:

  Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

  Level 2—Inputs are other than quoted prices included within Level 1 that are observable, either directly or indirectly.

  Level 3—Inputs are unobservable using the valuation methodology that is significant to the overall fair value measurement.

        The estimated fair values of cash and cash equivalents and accounts payable approximate their carrying values due to their short-term nature. The Company's estimated fair value of the asset retirement obligation is a Level 3 measurement.

3. Related-Party Transactions

        Gestamp and its affiliates perform construction management, asset management, administrative, legal, and accounting services for the Company and charge certain fees to cover these costs as construction fees. During 2013 and 2012, Gestamp and its affiliates charged the Company $1,695,031 and $314,651, respectively, for these services.

        Gestamp and its affiliates also procure certain construction related services and equipment on behalf of the Company for the solar project under construction. During 2013 and 2012, Gestamp and its affiliates passed through costs of $3,555,660 and $3,727,584, respectively, for procurement.

GASNA 18P, LLC
(A Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

3. Related-Party Transactions (Continued)

        The Company received additional support from the Member during 2014 that is sufficient to repay the amounts due to Gestamp and its affiliates at December 31, 2013.

4. Commitments and Contingencies

Lease Commitments

        In connection with the SPSA, the Company entered into a site lease agreement with the Puerto Rico Convention Center District Authority. The lease has a term concurrent with the SPSA. The total minimum rental commitments due in future years under this operating lease are not material.

Asset Retirement Obligation

        The Company is obligated to remove its solar panel system from the Project site at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation. The capitalized asset retirement costs, which are recorded within solar project asset under construction, and the related asset retirement obligation, are initially recorded based on the discounted present value of the future costs to remove the solar panel system from the project site. The future removal costs are estimated based on current market prices that are adjusted for an appropriate consumer price index (CPI) inflation factor. The discount rate utilized is based on a credit-adjusted, risk-free rate, which is estimated as the credit spread applicable to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. The asset retirement liability will be accreted each period over the lease term.

Solar Power Services Agreement

        The SPSA requires that the Project's solar power system produce a guaranteed minimum output of energy, which varies depending on the SPSA contract year and commences upon the commercial operation date. In the event that the energy output in a contract year is less than the guaranteed minimum output, the Company is required to make a payment based on the shortfall of energy not produced multiplied by the difference, if any, of the energy rate charged by the Company pursuant to the SPSA and an applicable utility rate specified by the SPSA.

Operation and Maintenance Agreement

        The Company entered into an operation and maintenance agreement with the EPC contractor to provide operation and maintenance support for the project commencing upon operation of the solar project under construction. The agreement has a five year term and requires the Company to pay a non-escalating annual fee of $108,931.

5. Subsequent Events

        The Company has evaluated subsequent events through August, 11, 2014, the date the accompanying financial statements were available to be issued.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PRCC Solar Holding LLC

For the Six Months Ended June 30, 2014 and 2013

PRCC Solar Holding LLC

Condensed Consolidated Financial Statements (Unaudited)

PRCC Solar Holding LLC

Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2014 (Unaudited)	December 31, 2013
Assets
Cash and cash equivalents	$28,572	$7,043
Accounts receivable	425,118	—
Prepaid expenses and other current assets	118,944	—

Total current assets	572,634	7,043
Solar project under construction	—	20,978,753
Solar project in service	24,194,165	—
Accumulated depreciation	(201,618)	—

Total assets	$24,565,181	$20,985,796

Liabilities and member's equity
Liabilities:
Accounts payable	$791,794	$9,945,900
Due to Gestamp and affiliates	2,746,723	8,786,238

Total current liabilities	3,538,517	18,732,138
Asset retirement obligation	494,011	390,078

Total liabilities	4,032,528	19,122,216
Members' equity	20,532,653	1,863,580

Total liabilities and members' equity	$24,565,181	$20,985,796

The accompanying notes are an integral part of these condensed consolidated financial statements.

PRCC Solar Holding LLC

Condensed Consolidated Statements of Operations (Unaudited)

	Six Months Ended June 30
	2014	2013
Revenues:
Sale of electricity	$425,118	$—
Costs and expenses:
Operating expenses	44,764	—
Depreciation expense	201,618	—
Professional fees	170,316	—
General and administrative	24,245	—

Operating loss	(15,825)	—

Net loss	$(15,825)	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

PRCC Solar Holding LLC

Condensed Consolidated Statements of Members' Equity

For the Six Months Ended June 30, 2014 and 2013 (Unaudited)

Amount
Members' equity—January 1, 2013	$750
Contributions	101,272

Members' equity—June 30, 2013	$102,022

Members' equity—January 1, 2014	$1,863,580
Contributions	20,861,865
Distributions	(2,176,967)
Net loss	(15,825)

Members' equity—June 30, 2014	$20,532,653

The accompanying notes are an integral part of these condensed consolidated financial statements.

PRCC Solar Holding LLC

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30
	2014	2013
Operating activities
Net loss	$(15,825)	$—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	201,618	—
Accretion of asset retirement obligation	44,145	—
Changes in:
Accounts receivable	(425,118)	—
Prepaid expenses and other current assets	(118,943)	—
Accounts payable	(11,661)	—

Net cash provided by operating activities	(325,784)	—
Investing activities
Capital expenditures	(7,037,266)	(101,272)

Net cash used in investing activities	(7,037,266)	(101,272)
Financing activities
Capital distributions	(2,176,967)	—
Capital contributions	9,561,546	101,272

Net cash provided by financing activities	7,384,579	101,272

Net increase (decrease) in cash and cash equivalents	21,529	—
Cash and cash equivalents:
Beginning of period	7,043	—

End of period	$28,572	$—

Supplemental cash flow information
Noncash investing and financing activities:
Accrued capital expenditures	$773,501	$139,455

Members' contributions	$11,300,319	$—

Asset retirement obligation	$59,788	$156,218

The accompanying notes are an integral part of these condensed consolidated financial statements.

PRCC Solar Holding LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2014 and 2013

1. Company Organization and Nature of Business

        PRCC Solar Holding LLC (the Company) is a Delaware limited liability company formed on March 16, 2014. GASNA 18, LLC (GASNA 18) was the Company's sole member on the formation date. GANSA 18 is an affiliate of Gestamp Asetym Solar North America Inc. (Gestamp). GASNA 18 is wholly owned by Gestamp Asetym Solar, S.L., a Spain-based company.

        GASNA 18P, LLC (the Project Company) was formed on September 10, 2012, in the state of Delaware. GASNA 18 was the Project Company's sole member through March 25, 2014. The purpose of the Project Company is to generate and sell renewable solar energy through its 5 MW solar energy system (Solar System) located at the Puerto Rico Convention Center in the municipality of San Juan, Puerto Rico. The Project Company has entered into a Solar Power Services Agreement (SPSA) to sell the electricity generated from the Solar System to the Puerto Rico Convention Center District Authority. The Project Company received permission to operate (PTO) on April 11, 2014 and has commenced selling energy pursuant to the SPSA.

        On March 25, 2014, GASNA 18 assigned all its membership interests in GASNA 18P, LLC to PRCC Solar Holding LLC resulting in the Project Company becoming a wholly owned subsidiary of the Company. At the time of this transaction, the Project Company met the definition of a business as construction of the Solar System was complete and processes had been implemented for the generation and sale of electricity under the SPSA. Accordingly, this transaction is accounted for as a transfer of a business between entities under common control as both entities are under common control of GASNA 18. The assets and liabilities of the Project Company were transferred to the Company as of March 25, 2014, based on their carrying amounts. The consolidated financial statements of the Company have been presented as commencing on September 10, 2012, which is the date the Project Company was formed and under control of GANSA 18.

        Pursuant to a Membership Interest Purchase Agreement (MIPA), on March 27, 2014, an unaffiliated tax equity investor acquired the Class A membership interests of the Company from GASNA 18. Pursuant to the MIPA, the unaffiliated tax equity investor is also entitled to purchase the Class C membership interests of the Company which convert to Class A membership interests upon the closing of a debt financing event, as defined in the MIPA. As holder of the Class B membership interests, GASNA 18 is the managing member of the Company. As of June 30, 2014, after total capital contributions provided by the members and allocation of net loss to the members, the balances of the Class A and Class B members' equity were $9,298,979 and $11,233,774, respectively.

2. Summary of Significant Accounting Policies

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month periods ended June 30, 2014

PRCC Solar Holding LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Six Months Ended June 30, 2014 and 2013

2. Summary of Significant Accounting Policies (Continued)

and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates include the asset retirement obligation and useful life of solar project. Actual results could differ from those estimates.

Accounts Receivable

        Accounts receivable are generated primarily from the sale of electricity generated by the Company's solar project and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. The Company writes off accounts receivable through a charge to earnings and a credit to a valuation allowance when it deems them (a) uncollectable or (b) not prudent to undergo collection efforts; i.e., if the cost of collection outweighs the benefit. Balances that are still outstanding after management has used reasonable collection efforts are also written off. Outstanding receivables are evaluated on a quarterly basis to determine if they should be written off.

Solar Project in Service

        The solar project reached commercial operation on April 11, 2014. Depreciation is recorded using the straight-line method over an estimated useful life of 30 years.

        Solar project in service and under construction includes all the capitalized costs for the development and construction of the project and related solar power facilities. Capitalized cost of solar facilities includes acquisition costs, development costs, construction costs, capitalized interest, development fees, and all other costs associated with bringing the asset to the working condition for its intended use.

        Pursuant to Section 48 of the Internal Revenue Code, the Company is eligible to receive investment tax credits through its ownership of the solar project. A taxpayer is allowed to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. The ITCs have a five year recapture period. Generally, such ITCs are available for use on the date the Solar System is placed-in-service. Because the ITCs are subject to complying with certain requirements, there can be no assurance that the aggregate amount of ITCs will be realized and failure to meet all such requirements may result in generating a lesser amount of energy tax credits than the expected amount.

Accounts Payable

        Accounts payable as of June 30, 2014 and December 31, 2013, consist of unpaid development and construction costs primarily due to the Company's engineering, procurement and construction (EPC) contractor in accordance with the terms of the EPC agreement.

PRCC Solar Holding LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Six Months Ended June 30, 2014 and 2013

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company compares the assets' carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposals. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. No impairment charges have been recorded to date.

Revenue Recognition

        The Company has evaluated the SPSA and determined that it does not qualify as a lease as the pricing is fixed through the term of the agreement. Payments to be received by the Company under the SPSA are based upon the amount of electricity produced at the rate per kilowatt hour (kWh) specified by the SPSA. The company records revenues at the time the energy is produced and delivered.

Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the financial statements were available to be issued.

3. Related-Party Transactions

        Gestamp and its affiliates perform construction management, asset management, administrative, legal, and accounting services for the Company and charge certain fees to cover these costs such as overhead costs and construction fees. Gestamp and its affiliates also procure certain construction related services and equipment on behalf of the Company for the solar project under construction. As of June 30, 2014 and December 31, 2013, the Company owed Gestamp and its affiliates $2,746,723 and $8,786,238, respectively, for these services.

4. Commitments and Contingencies

Operation and Maintenance Agreement

        The Company entered into an operation and maintenance agreement with the EPC contractor to provide operation and maintenance support for the project commencing upon operation of the solar project under construction. The agreement has a five year term and requires the Company to pay a non-escalating annual fee of $108,931.

COMBINED FINANCIAL STATEMENTS

SunE GLT Ironwood Solar, LLC
SunE GLT Chuckawalla Solar, LLC
SunE GLT Patton Solar, LLC
NLH1 Solar, LLC
GLT SLO Solar, LLC
GLT Comm1 Solar, LLC
GLT SC1 Solar, LLC
GLT Cloverdale Solar, LLC

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Combined Financial Statements

For the Years Ended December 31, 2013 and 2012

Report of Independent Auditors

To the Members of
SunE GLT Ironwood Solar, LLC,
SunE GLT Chuckawalla Solar, LLC,
SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC,
GLT Comm1 Solar, LLC,
GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

        We have audited the accompanying combined financial statements of SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC (collectively the Company), which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations and changes in members' equity and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC at December 31, 2013 and 2012,

and the combined results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

        The accompanying combined financial statements have been prepared assuming that the Companies will continue as a going concern. As discussed in Note 2 to the combined financial statements, two projects did not meet their debt covenant ratio as of December 31, 2013. Therefore, the debt is classified as a current liability resulting in a negative working capital for the Company as of December 31, 2013. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP
Hartford, CT
September 10, 2014

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Combined Balance Sheets

	December 31,
	2013	2012
Assets
Current assets:
Cash	$255,952	$823,212
Restricted cash	1,169,172	947,443
Accounts receivable	432,398	385,787
Section 1603 grant receivable	—	17,236,176

Total current assets	1,857,522	19,392,618
Fixed assets:
Solar projects under construction	4,179,325	4,498,730
Solar projects in service	58,788,493	55,202,261
Accumulated depreciation	(2,926,910)	(970,541)

Total fixed assets, net	60,040,908	58,730,450
Other assets	10,869	13,432

Total assets	$61,909,299	$78,136,500

Liabilities and equity
Current liabilities:
Bank loans, current portion	$14,927,850	$762,447
Accounts payable	1,133,739	13,745,417
Short term loan from TNX	148,000	648,000
Due to TNX	580,485	805,485

Total current liabilities	16,790,074	15,961,349
Long term liabilities:
Bank loans, net of current portion	6,665,838	23,156,985
Interest rate swap	16,699	98,583
Asset retirement obligation	356,007	291,859

Total long term liabilities	7,038,544	23,547,427

Total liabilities	23,828,618	39,508,776
Members' equity	38,080,681	38,627,724

Total liabilities and members' equity	$61,909,299	$78,136,500

See accompanying notes to combined financial statements.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Combined Statements of Operations and Changes in Members' Equity

Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:
Sale of electricity	$2,705,592	$1,125,282
PBI revenue	2,139,885	884,525

	4,845,477	2,009,807
Costs and expenses:
Operating expenses	2,050,555	1,065,024
General and administrative expenses	361,745	215,324

Operating income	2,433,177	729,459
Other income/(expense):
Interest expense, net	(1,221,457)	(745,699)
Other income, net	12,385	5,788

Net income (loss)	1,224,105	(10,452)
Members' equity, beginning of year	38,627,724	27,247,714
Contributions	13,374,989	22,067,899
Distributions	(15,146,137)	(10,677,437)

Members' equity, end of year	$38,080,681	$38,627,724

See accompanying notes to combined financial statements.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Combined Statements of Cash Flows

	Year Ended December 31
	2013	2012
Cash flows from operating activities
Net income	$1,225,754	$(10,452)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,956,369	959,255
Accretion of asset retirement obligation	19,214	15,752
Change in fair value of interest rate swap	(81,884)	98,583
Write off of damaged solar assets	—	(68,753)
Changes in:
Accounts receivable	(46,611)	(385,787)
Other assets	2,562	—
Accrued expenses and other payables	39,487	—

Total adjustments	1,889,137	619,050

Net cash provided by operating activities	3,114,891	608,598
Cash flows from investing activities
Grant proceeds received	13,814,644	—
Solar projects additions	(12,460,450)	(11,769,751)

Net cash provided by (used in) investing activities	1,354,194	(11,769,751)
Cash flows from financing activities
Net proceeds from borrowing on bank loans	767,500	11,309,555
Payments of bank loans	(2,386,314)	(611,143)
Restricted cash	(221,729)	(129,943)
Contributions from members	382,540	2,199,403
Distributions to members	(3,578,342)	(1,849,694)

Net cash (used in) provided by financing activities	(5,036,345)	10,918,178

Change in cash	(567,260)	(242,975)
Cash, January 1	823,212	1,066,187

Cash, December 31	$255,952	823,212

Supplemental disclosure of cash flow information:
Cash paid for interest	$750,834	$203,511

Section 1603 grant receivable adjustment	$—	$17,236,176

Contribution by members for solar projects	$176,589	$19,417,791

See accompanying notes to combined financial statements.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements

December 31, 2013 and 2012

1. Company Organization and Nature of Business

        The accompanying combined financial statements include the accounts and operations for a total of eight companies—six limited liability companies organized in the state of Delaware and two limited liability companies organized in the state of California (the Company or Companies):

    SunE GLT Ironwood Solar, LLC (Ironwood),
    SunE GLT Chuckawalla Solar, LLC (Chuckawalla),
    SunE GLT Patton Solar, LLC (Patton),
    NLH1 Solar, LLC (NLH1),
    GLT SLO Solar, LLC (SLO),
    GLT Comm1 Solar, LLC (Comm1),
    GLT SC1 Solar, LLC (SC1), and
    GLT Cloverdale Solar, LLC (Cloverdale)

        The purpose and business of the Companies is the development, ownership, construction and operation of solar projects involving the installation of solar photovoltaic energy systems to generate and sell renewable energy. Each of the Companies operates an in-service solar production facility as of December 31, 2012, except for GLT Cloverdale Solar, which was under construction as of December 31, 2013.

2. Significant Accounting Policies

Principles of Combination

        The Companies are limited liability companies ("LLCs") under common management of Greenleaf-TNX Management LLC (TNX). Therefore, the financial statements are presented herein on a combined basis. All intercompany transactions and balances have been eliminated in combination.

Going Concern

        The accompanying financial statements have been prepared assuming that the Companies will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2013, two projects have failed to meet their debt-service-coverage ratio ("DSCR") under the bank loan. Therefore, the bank loan is currently due, which results in a working capital deficit of $14,932,552. The Company's ability to continue as a going concern is dependent upon a combination of curing the default by generating additional revenue or raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

        The Company intends to overcome the circumstances that impact its ability to remain a going concern by modifying the solar projects to increase the power production, which would increase the revenues and related cash flows or by raising additional financing. The Company cannot be certain that

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements (Continued)

December 31, 2013 and 2012

2. Significant Accounting Policies (Continued)

the modification of the solar products will result in sufficient revenue and cash flow or that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates used in the financial statements included the allowance for doubtful accounts, the useful lives of solar projects and the asset retirement obligation relating to certain of the Companies' solar panels. Actual results may differ from those estimates.

Restricted Cash

        Restricted cash represents bank deposits that are reserved for debt service per project loan agreements.

Concentrations of Risk

        Financial instruments that potentially subject the Companies to concentrations of credit risk consist primarily of cash and accounts receivables. Banking with creditworthy institutions mitigates the associated risk of concentration for cash. At certain times, amounts on deposit exceed Federal Deposit Insurance Corporation insurance limits. The Companies do not require collateral or other security to support accounts receivable. To reduce credit risk, management performs periodic credit evaluations and ongoing evaluations of its customers' financial condition. Accounts receivables are due from various states and local governments as well as various utility companies and commercial customers. At this time, the Companies consider the risk of uncollectability of such amounts to be low.

Fair Value of Financial Instruments

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A three-tier fair value hierarchy, which prioritizes inputs that may be used to measure fair value is as follows:

  Level one—Observable inputs that reflect quoted market prices in active markets for identical assets or liabilities.

  Level two—Observable inputs other than level one prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are either directly or indirectly observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements (Continued)

December 31, 2013 and 2012

2. Significant Accounting Policies (Continued)

  Level three—Unobservable inputs developed that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities using estimates and assumptions which are developed by the Companies and reflect those assumptions that a market participant would use.

        Determining which category of the hierarchy an asset or liability falls within and the estimated fair values of the Companies' financial instruments, such as long-term debt, requires considerable judgment to interpret market data. The market assumptions and/or estimation methodologies used may have a material effect on estimated fair value amounts. Accordingly, the estimates presented are not necessarily indicative of the amounts by which these instruments could be purchased, sold, or settled. The Companies evaluate the hierarchy disclosures annually.

        The carrying values of its financial instruments other than the interest rate swap, asset retirement obligation, and long-term debt approximate their fair values due to the fact that they were short-term in nature at December 31, 2013 and 2012. The Companies estimate the fair value of the interest rate swap using prevailing market data and incorporating proprietary models based on well-recognized financial principles and reasonable estimates where applicable from a third-party source (Level 2). The Companies estimate the fair value of its fixed rate long-term debt based on rates currently offered for debt with similar maturities and terms (Level 3). Variable rate debt is considered at fair value because of the variable interest rate. The Company estimates the fair value of the fixed rate project loans to be the same as the outstanding principle associated with the loans as of December 31, 2013 and 2012. The Company values the initial measurement of the asset retirement obligation using various unobservable assumptions (Level 3).

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are generated primarily from sales of electricity generated by the Companies' solar projects and are stated at the amount the Companies expect to collect from outstanding invoices. The Companies' policy for determining when receivables are past due is based on contractual terms. The Companies write off accounts receivable through a charge to earnings and a credit to a valuation allowance when it deems them (a) uncollectable or (b) not prudent to undergo collection efforts; i.e., if the cost of collection outweighs the benefit. Balances that are still outstanding after management has used reasonable collection efforts are also written off. Outstanding receivables are evaluated on a quarterly basis to determine if they should be written off.

Solar Projects in Service

        A project is in service when the engineering, procurement and construction (EPC) contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate (PTO) for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Solar projects in service". Depreciation is recorded using the straight-line method over an estimated useful life of a solar energy system of 30 years, and begins when the project is placed in service. The Companies also re-evaluate the periods of depreciation when subsequent events and circumstances warrant revised

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements (Continued)

December 31, 2013 and 2012

2. Significant Accounting Policies (Continued)

estimates of useful lives. Repairs and maintenance costs are expensed as incurred. As of December 31, 2013 and 2012, eight of the nine solar projects have been placed in service.

        The federal government provides an investment tax credit (ITC) that allows a taxpayer to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. Solar energy systems that began construction prior to the end of 2011 are eligible to receive a 30% federal cash grant paid by the U.S. Treasury Department under Section 1603 of the American Recovery and Reinvestment Act of 2009, or the U.S. Treasury grant, in lieu of the federal ITC (Section 1603). We have received Section 1603 grants on the majority of our solar energy systems. As a condition to receiving a Section 1603 grant, the Companies are required to maintain compliance with Section 48 of the Internal Revenue Code (IRC) for a period of five years. Failure to maintain compliance with the requirements of Section 48 could result in a recapture of the amounts received, plus interest. As of December 31, 2013, the 1603 grant requirements have been met.

        Generally, when using Section 1603 grant, once a project is in service, the Companies (through the Project LLC) submit an application for a cash grant, equal to 30% of the eligible project costs, to the United States Department of the Treasury. Upon submission of the application, the Companies record a receivable and reduce the depreciable basis of the project. When a Section 1603 grant is received, if the amount received is different from the amount submitted, the depreciable basis of the project is adjusted, and depreciation is adjusted prospectively in the current and future periods.

Impairment of Long-Lived Assets

        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company compares the assets' carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposals. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. No impairment charges have been recorded to date.

Solar Systems Performance Guarantees

        The Companies guarantee certain specified minimum solar energy production output generated by their solar systems. The Companies monitor the solar energy systems to ensure that these outputs are being achieved. The Companies evaluate if any amounts are due to their customers. No liabilities were recorded for the years ended December 31, 2013 and 2012 relating to these guarantees based on the Companies' assessment of their exposure.

Revenue Recognition

        The Companies provide design, installation, maintenance services and ongoing operations of solar energy systems to private, commercial and governmental customers. Customers generally purchase energy from the Companies under fixed-price or variable-priced power purchase agreements (PPAs).

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements (Continued)

December 31, 2013 and 2012

2. Significant Accounting Policies (Continued)

The Companies evaluate if the terms of the PPAs result in them being accounted for as leases and if the PPA is determined to be a lease, the Companies then evaluate if the leases are operating or capital leases. Certain of the PPAs have been determined to not be a lease and are accounted for as standard delivery contracts. Those that have been determined to be a lease have been determined to be an operating lease because the rate is not fixed and the systems are considered integral equipment and are accounted for accordingly. Given the rental income stream is based on the power produced for the PPAs, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Companies do not record contingent rental income until is earned (power is generated and sold to off-taker).

        Revenue is recognized based upon the amount of electricity delivered to customers each month at rates specified under the PPAs.

Solar Renewable Energy Certificates (SRECs)

        The Companies account for SRECs generated by the solar projects as intangible assets and do not assign any value to SRECs.

Performance-Based Incentives Income

        Under the California Solar Initiative Program, the California Public Utilities Commission (CPUC) provides Performance-Based Incentives (PBIs) for solar systems servicing customers of the state's three investor-owned utilities: Pacific Gas and Electric Company (PG&E), Southern California Edison (SCE) and San Diego Gas and Electric (SDG&E). PBI incentives are paid each month for 60 months over five years based on the actual energy (kWh) produced by the solar systems installed. The incentive rate ($/kWh) remains constant for the five-year program term.

        The Companies recognized PBI income based upon the amount of electricity generated each month at rates specified under the program. PBI income is recorded as revenues and the related receivable is included in accounts receivable.

3. Derivatives Held

        The Companies hold a single swap contract with a notional amount of $1,800,000 to swap the floating rate interest payments under a loan agreement for fixed and is used to hedge against future rising interest rates of an equally valued $1,800,000 10-year floating rate loan agreement. The swap agreement has an effective interest rate of approximately 6.27% and an outstanding notional balance that matches the principal of the loan agreement. The value of the swap agreement as of December 31, 2013 and 2012 was a liability of $17,000 and $99,000, respectively. The Company did not designate the derivative as a hedge for accounting purposes and, accordingly, accounts for the interest rate swap at fair value, with adjustments to fair value recorded as interest expense. During 2013, interest income of $81,884 was recorded and, in 2012 interest expense of $98,583 was recorded related to this swap.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements (Continued)

December 31, 2013 and 2012

4. Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the individual companies are disregarded entities. Therefore the Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company are open for examination by federal and state tax authorities.

5. Solar Projects Under Construction

        Solar projects under construction as of December 31, 2013 and 2012 relate to the Cloverdale solar project and include all the capitalized costs for the development and construction of the project and related solar power facility. Capitalized cost of the solar facility includes acquisition costs, development costs, construction costs, capitalized interest, development fees, and all other costs associated with bringing the asset to the working condition for its intended use. The Company reviews construction in progress for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To date, no impairment was determined to exist.

6. Related-Party Loans

        TNX is the manager of the Companies and is the minority owner of the Companies through their respective parent companies. TNX has provided short-term, 0% interest, loans and deferred payments to the Companies. It is expected that these loans and deferred payments will be repaid in 2014.

7. Bank Loans

        As of December 31, 2013 and 2012, the balance of the bank loans was $21,593,688 and $23,919,432, respectively, and bear interest at rates ranging from approximately 5.5% to 6.3% as of December 31, 2013. The bank loan agreements contain, among other covenants, requirements for maintaining levels of interest reserve and debt service reserve and are secured by the project assets. As of December 31, 2013, two of the projects were in default of its debt service ratio under a bank loan. As such, the loan is classified as a current liability as of December 31, 2013.

        Interest of $2,500 and $531,000 was capitalized in solar projects under construction during 2013 and 2012, respectively. Interest expense of $1,295,000 and $648,000 was recorded for the years ended December 31, 2013 and 2012.

        In June of 2012, Greenleaf-TNX Clear Skies I, LLC, the parent company of all the Clear Skies I project LLCs, obtained a $8,000,000 loan to fund the construction of the Chuckawalla and Patton projects. The Chuckawalla and Patton entities signed as co-borrowers to this loan and pledged their solar assets as collateral for the loan. Accordingly, the loan and associated expenses have been recorded by the Company.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements (Continued)

December 31, 2013 and 2012

7. Bank Loans (Continued)

        The scheduled principal maturities of bank loans as of December 31, 2013, were as follows:

Year	Amount
2014	500,000
2015	—
2016	—
2017	9,548,000
2018	2,489,000
Thereafter	9,117,000

Total	$21,654,000

8. Contingencies and Commitments

Site Occupancy Arrangements; Power Purchase Agreements

        Once the Companies had identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar energy project, the Companies generally caused the Project LLC to enter into a site occupancy arrangement with the landlord, often in the form of a lease or a license agreement or an express or implied grant of occupancy rights, and to enter into a PPA or other output purchase agreement with the off-taker.

Site Lease or License Agreements

        Certain of the project LLCs are subject to rent payments and some contain renewals.

        Outlined below are estimates of the minimum potential total annual rental payments based on fixed rent arrangement or based on nameplate capacity of the systems under the site occupancy agreements for the Companies' projects:

Year	Expected Annualized Rent Payments
2014	$46,000
2015	46,000
2016	46,000
2017	46,000
2018	46,000
Thereafter	691,000

Total	$921,000

        The Companies incurred $25,000 and $9,000 in site occupancy expenses for the years ended December 31, 2013 and 2012, respectively, which is recorded in operating expenses.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and GLT Cloverdale Solar, LLC

Notes to Combined Financial Statements (Continued)

December 31, 2013 and 2012

8. Contingencies and Commitments (Continued)

Asset Retirement Obligations (AROs)

        Some Project LLCs are obligated to remove the solar energy system from the project site at the end of the site lease or license term. The Companies account for this obligation as an asset retirement obligation, using the following methodology.

        The cost associated with removing the solar energy system is estimated based on current estimated cost to remove a typical solar field. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease or license term, is calculated using an appropriate consumer price index (CPI) inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar energy system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using the Companies' credit-adjusted risk-free rate, which is estimated as the credit spread appropriate to the Companies over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease or license term. The capitalized cost of the asset retirement obligation is recorded in "Solar projects in service" and the fair value of its related ARO liability is recorded as "Asset retirement obligation" on the combined balance sheets.

        Capitalized asset retirement costs of $336,000 and $276,000 recorded as "Solar projects in service" as of December 31, 2013 and 2012, are being depreciated ratably over the estimated useful life of the solar projects of 30 years once placed into operation. The related ARO liability will be accreted each period, using the methodology described above (so a change in the factors involved in the methodology would result in an adjustment in the fair value of the liability), and the accretion of the liability is recorded as operating expense on the combined statements of operations. Accretion expense for the years ended December 31, 2013 and 2012 was $19,000 and $16,000, respectively.

9. Members' Equity

        The Cloverdale Project LLC entity has two classes of equity interests—a Class A and a Class B. During 2014, the Class A interests were purchased by a tax equity investor unaffiliated with the Company. The Class B interests are owned by Greenleaf-TNX Clear Skies IV, LLC.

        The remaining Project LLCs are 100% owned by the Greenleaf-TNX Clear Skies I, LLC holding company. Greenleaf-TNX Clear Skies I, LLC is owned 78.6% by SunPeak and 21.4% by TNX.

        SunPeak is a corporation organized in the state of California and 100% owned by Hong Kong Chaori, a publicly-listed company in Hong Kong. The sole director of SunPeak is Thomas Yap, who is one of the partners of TNX.

10. Subsequent Events

        Subsequent events have been evaluated through September 10, 2014, the date the financial statements are available for issuance.

CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

SunE GLT Ironwood Solar, LLC
SunE GLT Chuckawalla Solar, LLC
SunE GLT Patton Solar, LLC
NLH1 Solar, LLC
GLT SLO Solar, LLC
GLT Comm1 Solar, LLC
GLT SC1 Solar, LLC
GLT Cloverdale Solar, LLC

As of June 30, 2014 and December 31, 2013 and
For the Six-Month Periods Ended June 30, 2014 and 2013

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC,
and GLT Cloverdale Solar, LLC

Condensed Combined Financial Statements (Unaudited)

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC,
and GLT Cloverdale Solar, LLC

Condensed Combined Balance Sheets

	June 30, 2014 (Unaudited)	December 31, 2013
Assets
Current assets:
Cash	$316,106	$255,952
Restricted cash	1,218,613	1,169,172
Accounts receivable	790,584	432,398

Total current assets	2,325,303	1,857,522
Fixed assets:
Solar projects under construction	—	4,179,325
Solar projects in service	65,785,241	58,788,493
Accumulated depreciation	(3,893,626)	(2,926,910)

Total fixed assets	61,891,615	60,040,908
Other assets	10,869	10,869

Total assets	$64,227,787	$61,909,299

Liabilities and members' equity
Current liabilities:
Bank loans, current portion	$13,790,179	$14,927,850
Accounts payable	1,261,595	1,133,739
Short term loan from TNX	—	148,000
Due to TNX	200,000	580,485

Total current liabilities	15,251,774	16,790,074
Long term liabilities:
Bank loans, less current portion	7,918,913	6,665,838
Interest rate swap	84,966	16,699
Asset retirement obligation	367,444	356,007

Total long term liabilities	8,371,323	7,038,544

Total liabilities	23,623,097	23,828,618
Members' equity	40,604,690	38,080,681

Total liabilities and members' equity	$64,227,787	$61,909,299

See accompanying notes to the condensed combined financial statements.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC,
and GLT Cloverdale Solar, LLC

Condensed Combined Statements of Operations and Changes in Members' Equity (Unaudited)

	Six-Month Period Ended June 30,
	2014	2013
Revenues:
Sale of electricity	$1,193,931	$1,327,983
PBI revenue	1,012,503	1,076,183

	2,206,434	2,404,166
Costs and expenses:
Operating expenses	1,440,556	920,025
General and administrative expenses	45,310	30,453

Operating income	720,568	1,435,688
Other income (expense):
Interest expense, net	(582,952)	(887,788)
Other income (expense), net	6,282	1,255

Net income	$143,898	$567,155

Members' equity, beginning of period	$38,080,681	$38,627,724
Contributions	3,247,176	8,477,184
Distributions	(867,064)	(9,254,382)

Members' equity, end of period	$40,604,691	$38,417,681

See accompanying notes to the condensed combined financial statements.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC,
and GLT Cloverdale Solar, LLC

Condensed Combined Statements of Cash Flows (Unaudited)

	Six-Month Period Ended June 30,
	2014	2013
Cash flows from operating activities
Net income	$143,898	$567,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	966,713	989,265
Accretion of asset retirement obligation	11,437	8,324
Change in the fair value of interest rate swap	68,267	(61,878)
Changes in:
Accounts receivable	(358,186)	(357,590)
Other assets	—	2,561
Accounts payable	127,856	—
Due to TNX	(380,485)	(125,000)

Total adjustments	435,603	455,682

Net cash provided by operating activities	579,501	1,022,837
Cash flows from investing activities
Grant proceeds received	—	13,814,645
Solar projects additions	(2,965,422)	(12,811,681)

Net cash (used in) / provided by investing activities	(2,965,422)	1,002,964
Cash flows from financing activities
Net proceeds from borrowing on bank loans	1,732,500	—
Payments of bank loans	(1,617,095)	(2,017,061)
Restricted cash	(49,441)	18,712
Contributions	3,247,176	8,477,184
Distributions	(867,064)	(9,254,382)

Net cash provided by / (used in) financing activities	2,446,076	(2,775,547)

Change in cash	60,154	(749,746)
Cash, January 1	255,952	823,212

Cash, June 30	$316,106	73,466

Supplemental disclosure of cash flow information:
Cash paid for interest	$702,463	$713,241

Section 1603 grant receivable adjustment	$—	$3,421,532

Contribution by members for solar projects	$1,358	$—

See accompanying notes to the condensed combined financial statements.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited)

1. Company Organization and Nature of Business

        The accompanying condensed combined financial statements include the accounts and operations for a total of eight companies—six limited liability companies organized in the state of Delaware and two limited liability companies organized in the state of California (the Company or Companies):

    SunE GLT Ironwood Solar, LLC (Ironwood),
    SunE GLT Chuckawalla Solar, LLC (Chuckawalla),
    SunE GLT Patton Solar, LLC (Patton),
    NLH1 Solar, LLC (NLH1),
    GLT SLO Solar, LLC (SLO),
    GLT Comm1 Solar, LLC (Comm1),
    GLT SC1 Solar, LLC (SC1), and
    GLT Cloverdale Solar, LLC (Cloverdale)

        The purpose and business of the Companies is the development, ownership, construction and operation of solar projects involving the installation of solar photovoltaic energy systems to generate and sell renewable energy. Each of the Companies operates one or more solar facilities as of June 30, 2014.

2. Significant Accounting Policies

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month periods ended June 30, 2014 and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Principles of Combination

        The Companies are limited liability companies ("LLCs") under common management of Greenleaf-TNX Management LLC (TNX). Therefore, the condensed combined financial statements are presented herein on a combined basis. All intercompany transactions and balances have been eliminated in combination.

Going Concern

        The accompanying condensed combined financial statements have been prepared assuming that the Companies will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2014 and December 31, 2013, two projects (Chuckawalla and Ironwood) have failed to meet their debt-service-coverage ratio ("DSCR") under the bank loans. Therefore, the bank loans are currently due, which results in a

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

2. Significant Accounting Policies (Continued)

working capital deficit of $12,926,471 and $14,932,552 as of June 30, 2014 and December 31, 2013, respectively. The Company's ability to continue as a going concern is dependent upon a combination of curing the default by generating additional revenue or raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These condensed combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

        The Company intends to overcome the circumstances that impact its ability to remain a going concern by modifying the solar projects to increase the power production, which would increase the revenues and related cash flows or by raising additional financing. The Company cannot be certain that the modification of the solar products will result in sufficient revenue and cash flow or that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the condensed combined financial statements and accompanying notes. The estimates used in the condensed combined financial statements included the allowance for doubtful accounts, the useful lives of solar projects and the asset retirement obligation relating to certain of the Companies' solar panels. Actual results may differ from those estimates.

Restricted Cash

        Restricted cash represents bank deposits that are reserved for contingencies per project loan agreements.

Concentrations of Risk

        Financial instruments that potentially subject the Companies to concentrations of credit risk consist primarily of cash, trade and other receivables. Banking with creditworthy institutions mitigates the associated risk of concentration for cash. At certain times, amounts on deposit exceed Federal Deposit Insurance Corporation insurance limits. The Companies do not require collateral or other security to support accounts receivable. To reduce credit risk, management performs periodic credit evaluations and ongoing evaluations of its customers' financial condition. Trade receivables are due from various states and local governments as well as various utility companies and commercial customers. At this time, the Companies consider the risk of uncollectability of such amounts to be low.

Fair Value of Financial Instruments

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

2. Significant Accounting Policies (Continued)

would use in pricing an asset or a liability. The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A three-tier fair value hierarchy, which prioritizes inputs that may be used to measure fair value is as follows:

  Level one—Observable inputs that reflect quoted market prices in active markets for identical assets or liabilities.

  Level two—Observable inputs other than level one prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are either directly or indirectly observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  Level three—Unobservable inputs developed that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities using estimates and assumptions which are developed by the Companies and reflect those assumptions that a market participant would use.

        Determining which category of the hierarchy an asset or liability falls within and the estimated fair values of the Companies' financial instruments, such as long-term debt, requires considerable judgment to interpret market data. The market assumptions and/or estimation methodologies used may have a material effect on estimated fair value amounts. Accordingly, the estimates presented are not necessarily indicative of the amounts by which these instruments could be purchased, sold, or settled.

        The carrying values of the Company's financial instruments other than the interest rate swap, asset retirement obligation, and long-term debt approximate their fair values due to the fact that they were short-term in nature. The Companies estimate the fair value of the interest rate swap using prevailing market data and incorporating proprietary models based on well-recognized financial principles and reasonable estimates where applicable from a third-party source (Level 2). The Companies estimate the fair value of its fixed rate long-term debt based on rates currently offered for debt with similar maturities and terms (Level 3). Variable rate debt is considered at fair value because of the variable interest rate. The Company values the asset retirement obligation at initial recognition using various unobservable assumptions (Level 3).
Trade Receivables and Allowance for Doubtful Accounts

        Trade receivables are generated primarily from sales of electricity generated by the Companies' solar projects and are stated at the amount the Companies expect to collect from outstanding invoices. The Companies' policy for determining when receivables are past due is based on contractual terms. The Companies write off trade receivables through a charge to earnings and a credit to a valuation allowance when it deems them (a) uncollectable or (b) not prudent to undergo collection efforts; i.e., if the cost of collection outweighs the benefit. Balances that are still outstanding after management has used reasonable collection efforts are also written off. Outstanding receivables are evaluated on a quarterly basis to determine if they should be written off.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

2. Significant Accounting Policies (Continued)

Solar Projects

        A project is in service when the engineering, procurement and construction (EPC) contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate (PTO) for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Owned In-Service Assets". Depreciation of the capitalized cost of the related asset retirement obligation, is applied to this project cost using the straight-line method over an estimated useful life of a solar energy system (30 years), and begins when the project is placed in service. The Companies also re-evaluate the periods of depreciation when subsequent events and circumstances warrant revised estimates of useful lives. Repairs and maintenance costs are expensed as incurred.

        The federal government provides an investment tax credit (ITC) that allows a taxpayer to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. Solar energy systems that began construction prior to the end of 2011 are eligible to receive a 30% federal cash grant paid by the U.S. Treasury Department under Section 1603 of the American Recovery and Reinvestment Act of 2009, or the U.S. Treasury grant, in lieu of the federal ITC (Section 1603). We have received Section 1603 grants on the majority of our solar energy systems. As a condition to receiving a Section 1603 grant, the Companies are required to maintain compliance with Section 48 of the Internal Revenue Code (IRC) for a period of five years. Failure to maintain compliance with the requirements of Section 48 could result in a recapture of the amounts received, plus interest. As of June 30, 2014 and December 31, 2013 the 1603 grant requirements have been met.

        Generally, when using Section 1603 grant, once a project is in service, the Companies (through the Project LLC) submit an application for a cash grant, equal to 30% of the eligible project costs, to the United States Department of the Treasury. Upon submission of the application, the Companies record a receivable and reduce the depreciable basis of the project. When a Section 1603 grant is received, if the amount received is different from the amount submitted, the depreciable basis of the project is adjusted, and depreciation is adjusted prospectively in the current and future periods.

Impairment of Long-Lived Assets

        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company compares the assets' carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposals. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. No impairment charges have been recorded to date.

Solar Systems Performance Guarantees

        The Companies guarantee certain specified minimum solar energy production output generated by their solar systems. The Companies monitor the solar energy systems to ensure that these outputs are being achieved. The Companies evaluate if any amounts are due to their customers. No liabilities were

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

2. Significant Accounting Policies (Continued)

recorded as of June 30, 2014 or December 31, 2013 relating to these guarantees based on the Companies' assessment of their exposure.

Revenue Recognition

        The Companies provide design, installation, maintenance services and ongoing operations of solar energy systems to private, commercial and governmental customers. Customers generally purchase energy from the Companies under fixed-price or variable-priced power purchase agreements (PPAs). The Companies evaluate if the terms of the PPAs result in them being accounted for as leases and if the PPA is determined to be a lease, the Companies then evaluate if the leases are operating or capital leases. Certain of the PPAs have been determined to not be a lease and are accounted for as standard delivery contracts. Those that have been determined to be a lease have been determined to be an operating lease because the equipment being leased is considered integral equipment and are accounted for accordingly. Given the rental income stream is based on the power produced for the PPAs, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Companies do not record contingent rental income until is earned (power is generated and sold to off-taker).

        Revenue is recognized based upon the amount of electricity delivered to customers each month at rates specified under the PPAs.

Solar Renewable Energy Certificates (SRECs)

        The Companies account for SRECs generated by the solar projects as intangible assets and do not assign any value to SRECs.

Performance-Based Incentives Income

        Under the California Solar Initiative Program, the California Public Utilities Commission (CPUC) provides Performance-Based Incentives (PBIs) for solar systems servicing customers of the state's three investor-owned utilities: Pacific Gas and Electric Company (PG&E), Southern California Edison (SCE) and San Diego Gas and Electric (SDG&E). PBI incentives are paid each month over five years based on the actual energy (kWh) produced by the solar systems installed. The incentive rate ($/kWh) remains constant for the five-year program term.

        The Companies recognized PBI income based upon the amount of electricity generated each month at rates specified under the program. PBI income is recorded as revenues and the related receivable is included in accounts receivable.

3. Derivatives Held

        At June 30, 2014 the Companies held two swap contracts:

  1)
  a notional amount of $1,800,000 to swap the floating rate interest payments under a loan agreement for fixed and is used to hedge against future rising interest rates of an equally valued $1,800,000 10-year floating rate loan agreement. The swap agreement has an effective interest rate of approximately 6.27% and an outstanding notional balance that matches the

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

3. Derivatives Held (Continued)

    principal of the loan agreement. The value of the swap agreement as of June 30, 2014 and December 31, 2013 was a liability of $29,000 and $17,000, respectively.

  2)
  a notional amount of $2,000,000 to swap the floating rate interest payments under a loan agreement for fixed and is used to hedge against future rising interest rates of an equally valued $2,000,000 12-year floating rate loan agreement. The swap agreement has an effective interest rate of approximately 6.00% and an outstanding notional balance that matches the principal of the loan agreement. The value of the swap agreement as of June 30, 2014 was a liability of $56,000 (did not exist in 2013).

        The Company did not designate the derivatives as a hedge for accounting purposes and, accordingly, accounts for the interest rate swap at fair value in the accompanying combined balance sheets in long term liabilities, with adjustments to fair value recorded in unrealized gain (loss) on derivative as interest expenses.

4. Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the individual companies are disregarded entities. Therefore the Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset, or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company are open for examination by federal and state tax authorities.

5. Solar Projects Under Construction

        During the six-month period ended June 30, 2014, the Cloverdale solar project was placed into service. As of the June 30, 2014 no projects were under construction.

6. Related-Party Loans

        TNX is the manager of the Companies and is the minority owner of the Companies through their respective parent companies. TNX has provided short-term, 0% interest, loans and deferred payments to the Companies. It is expected that these loans and deferred payments will be repaid in 2014.

7. Long-Term Bank Loan

        As of June 30, 2014, the balance of the bank loans was $21,709,000, bear interest at rates ranging from approximately 5.5% to 6.3% as of June 30, 2014. The bank loan agreements contain, among other covenants, requirements for maintaining levels of interest reserve and debt service reserve and are secured by the project assets.

        Interest expense of $583,000 and $888,000 was recorded for the six-month periods ending June 30, 2014 and 2013, respectively.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

7. Long-Term Bank Loan (Continued)

        Greenleaf-TNX Clear Skies I, LLC, the parent company of all the Clear Skies I project LLCs, has a $8,000,000 loan to fund the construction of the Chuckawalla and Patton projects. The Chuckawalla and Patton entities signed as co-borrowers to this loan and pledged their solar assets as collateral for the loan. Accordingly, the loan and associated expenses have been recorded by the Company.

        The scheduled principal maturities of long-term bank loans as of June 30, 2014, were as follows:

Year	Amount
2014—remainder of year	$500,000
2015	—
2016	—
2017	9,548,000
2018	2,489,000
Thereafter	9,172,000

Total	$21,709,000

8. Contingencies and Commitments

Site Occupancy Arrangements; Power Purchase Agreements

        Once the Companies had identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar energy project, the Companies generally enter into a site occupancy arrangement with the landlord, often in the form of a lease or a license agreement or an express or implied grant of occupancy rights, and to enter into a PPA or other output purchase agreement with the off-taker.

Site Lease or License Agreements

        The NLH1, Cloverdale and Comm1 project LLCs are subject to rent payment. Certain of the rental agreements contain renewals.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

8. Contingencies and Commitments (Continued)

        Outlined below are estimates of the minimum potential total annual rental payments based on fixed rent arrangement or based on nameplate capacity of the systems under the site occupancy agreements for the Companies' projects:

Year	Expected Annualized Rent Payments
2014—remainder of year	$23,000
2015	46,000
2016	46,000
2017	46,000
2018	46,000
Thereafter	683,000

Total	$890,000

        The Companies incurred $18,500 and $2,350 in site occupancy expenses for the six-month periods ended June 30, 2014 and 2013, respectively.

Asset Retirement Obligations (AROs)

        Some Project LLCs are obligated to remove the solar energy system from the project site at the end of the site lease or license term. The Companies account for this obligation as an asset retirement obligation, using the following methodology.

        The cost associated with removing the solar energy system is estimated based on current estimated cost to remove a typical solar field. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease or license term, is calculated using an appropriate consumer price index (CPI) inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar energy system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using the Companies' credit-adjusted risk-free rate, which is estimated as the credit spread appropriate to the Companies over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease or license term. The capitalized cost of the asset retirement obligation is recorded in "owned in-service assets" and the fair value of its related ARO liability is recorded as "asset removal obligation" on the condensed combined balance sheets.

        Capitalized asset retirement costs of $366,000 recorded as "owned in-service assets" are being depreciated ratably over the estimated useful life of the solar projects of 30 years once placed into operation. The related ARO liability is being accreted each period, using the methodology described above (so a change in the factors involved in the methodology would result in an adjustment in the fair value of the liability), and the accretion of the liability is recorded as operating expense on the condensed combined statements of operations. Accretion expense for the periods ended June 30, 2014 and 2013 was $11,437 and $8,324, respectively.

SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC,
NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC, and
GLT Cloverdale Solar, LLC

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

9. Members' Equity

        The Cloverdale Project LLC entity has two classes of equity interests—a Class A and a Class B. The Class A interest is owned by an investor unaffiliated with the Company. The Class B interest is owned by Greenleaf-TNX Clear Skies IV, LLC.

        The remaining Project LLCs are 100% owned by the Greenleaf-TNX Clear Skies I, LLC holding company. Greenleaf-TNX Clear Skies I, LLC is owned 78.6% by SunPeak and 21.4% by TNX.

        SunPeak is 100% owned by Hong Kong Chaori, a publicly-listed company in Hong Kong. The sole director of SunPeak is Thomas Yap, who is one of the partners of TNX.

10. Subsequent Events

        Subsequent events have been evaluated through September 10, 2014, the date the condensed combined financial statements are available for issuance.

CONSOLIDATED FINANCIAL STATEMENTS

Palmer Solar Holdings, LLC
(A Development Stage Company)

Year Ended December 31, 2013
With Report of Independent Auditors

Palmer Solar Holdings, LLC
(A Development Stage Company)

Consolidated Financial Statements

For the Year Ended December 31, 2013

Report of Independent Auditors

To The Members
Palmer Solar Holdings, LLC

        We have audited the accompanying consolidated financial statements of Palmer Solar Holdings, LLC, (A Development Stage Company) (the Company), which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Palmer Solar Holdings, LLC at December 31, 2013, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has negative net working capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP
Hartford, Connecticut
August 11, 2014

Palmer Solar Holdings, LLC
(A Development Stage Company)

Consolidated Balance Sheet

December 31, 2013

Assets
Cash and cash equivalents	$1,000
Prepaid expenses	25,200

Total current assets	26,200
Solar panel projects under construction	13,487,665
Due from affiliate	180,000

Total assets	$13,693,865

Liabilities and members' equity
Current liabilities:
Accrued expenses and other payables	$175,795
Due to affiliates	195,925
Loan payable	1,071,000
Current maturities of long-term debt	42,000

Total current liabilities	1,484,720
Long term liabilities:
Long-term debt, net of current portion and debt discount	3,650,279
Other liabilities	1,325,231

Total long term liabilities	4,975,510

Total liabilities	6,460,230
Members' equity	7,233,635

Total liabilities and members' equity	$13,693,865

See accompanying notes to consolidated financial statements.

Palmer Solar Holdings, LLC
(A Development Stage Company)

Consolidated Statement of Operations

For the Year Ended December 31, 2013

General and administrative expenses	$27,672

Net loss	$(27,672)

See accompanying notes to consolidated financial statements.

Palmer Solar Holdings, LLC
(A Development Stage Company)

Consolidated Statement of Changes in Members' Equity

For the Year Ended December 31, 2013

Members' equity, January 1, 2013	$—
Contributions	7,261,307
Net loss	(27,672)

Members' equity, December 31, 2013	$7,233,635

See accompanying notes to consolidated financial statements.

Palmer Solar Holdings, LLC
(A Development Stage Company)

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities
Net loss	$(27,672)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of asset removal obligation	2,919
Decrease (increase) in:
Prepaid expenses	(25,200)
Due from affiliate	(180,000)
Due to affiliates	27,052
Accrued expenses and other payables	175,795

Total adjustments	566

Net cash used in operating activities	(27,106)
Cash flows from investing activities
Solar panel projects in process	(4,852,800)

Net cash used in investing activities	(4,852,800)
Cash flows from financing activities
Proceeds from long-term debt obligations	4,880,906

Net cash provided by financing activities	4,880,906

Net increase in cash and cash equivalents	1,000
Cash and cash equivalents beginning of the year	—

Cash and cash equivalents end of the year	$1,000

See accompanying notes to consolidated financial statements.

Palmer Solar Holdings, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2013

1. General Information and Summary of Significant Accounting Policies

General Information and Principles of Consolidation

        Palmer Solar Holdings, LLC, formerly Industrial Way Solar, LLC, (the "Company") is a Delaware limited liability Company. The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of three projects involving the installation of solar photovoltaic (PV) electricity generating systems on vacant land (referred to as a solar farm) in Palmer, Massachusetts to generate and sell electricity to the local electric utilities and to generate and sell Solar Renewable Energy Credits ("SRECs"). The Company is authorized under its limited liability company agreement to develop three contiguous PV systems of approximately 1.4 megawatts ("MW"), each or 4.2 MW in total, of nameplate capacity.

        The Company has caused the Project LLCs to enter into site-specific EPC agreements with its EPC contractor for each of the three projects.

        The Company commenced operations as a development stage entity on November 15, 2013. As of December 31, 2013, the Company's three projects were substantially complete and had received their Substantial Completion Certificates ("SCC") from an independent engineer. In April 2014, the projects received their Permission To Operate ("PTO") from the local utility.

        All intercompany accounts and transactions have been eliminated in consolidation.

Development Stage Entity

        Since November 15, 2013 through December 31, 2013, the Company devoted substantially all its efforts to the development, financing, acquisition, ownership, and construction of solar PV projects. Accordingly, as of December 31, 2013, planned principal operations had not begun and therefore, the Company is a development stage entity.

Cash and Cash Equivalents

        The Company considers all short-term, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Asset Retirement Obligations

        Generally, each Project LLC is obligated to remove its solar panel system from the project site at the end of the site lease or license term. The Company accounts for this obligation as an asset retirement obligation, using the following methodology.

        The cost associated with removing the solar panel system is estimated based on current market prices. The asset retirement obligation, which is the present value of the future cost to remove the asset upon retirement as of the scheduled end of the site lease or license term, is calculated using an appropriate consumer price index ("CPI") inflator, which is estimated based on the historical average of the CPI over the 20 years prior to when the solar panel system is placed in service. The asset retirement cost and the related asset retirement obligation, at inception, are calculated as the discounted present value of the asset retirement obligation using a credit-adjusted rate above the risk-free rate, which is estimated as the credit spread appropriate to the Company over the average

Palmer Solar Holdings, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. General Information and Summary of Significant Accounting Policies (Continued)

yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease or license term. From the point the property under the site lease is modified, the capitalized cost of the asset retirement obligation is recorded in "Solar panel projects under construction" and the fair value of its related liability is recorded as "Obligation to remove solar panel" in other liabilities.

        Once placed in service, the capitalized cost of the asset retirement obligation is depreciated each period and recorded as depreciation expense. The related liability is accreted each period and is recorded as operating expense.

Income Taxes

        The Company is taxed as a partnership for federal tax purposes, and all of the Project LLCs are disregarded entities. Therefore, neither the Company nor any of its Project LLCs is a taxpaying entity for federal or state income tax purposes, and thus no income tax expense, benefit, asset or liability has been recorded. Each member of the Company is responsible for reporting on its own tax returns its distributive share of all items of income, gain, loss, deduction, and tax preferences, whether or not any actual cash distribution has been or will be made to such member. All tax years since the inception of the Company in November 2013, are open for examination by federal and state tax authorities.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the asset removal obligations. Actual results could differ from those estimates.

2. Going Concern

        The consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As of December 31, 2013, the Company has no established source of revenues and has working capital deficit of $1,458,520. The Company's ability to continue as a going concern is dependent upon combination of completing construction of the projects, obtaining permission to operate (PTO) certificates, generating substantial revenue and raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. Although PTO was obtained in April 2014, the amount of revenue generation and financing cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Palmer Solar Holdings, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

2. Going Concern (Continued)

        The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional capital contribution by the members and debt financing. The Company cannot be certain that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations.

3. Solar Panel Projects in Process

        The three solar PV system installations are stated at cost. Cost includes construction costs by its EPC contractor, financing cost associated with the construction, costs to obtain the financing and the cost to acquire right; to construct projects. Since the projects did not receive PTOs until 2014, the projects are not considered to be in service and were not subject to depreciation in 2013.

Impairment of Solar Assets

        Solar assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses. There have been no impairment losses recognized to date.

4. Site Lease Agreements

        The three Project LLCs have each entered into substantially identical site lease agreements. Lease obligations include a $7,500 per mW installation bonus due 50% on start of construction and 50% 30 days thereafter, and monthly payments of $20,000 per mW which is subject to 2% escalation and subsequent adjustments.

        Outlined below, assuming that each solar system's annual generation matches its nameplate capacity, is an estimate of the total minimum annual rent payments to be made under site leases entered into by Project LLCs for the Company's three projects in Massachusetts:

Year Ending December 31,	Amount
2014	$106,759
2015	85,954
2016	87,673
2017	89,427
2018	91,215
Thereafter	1,809,436

$2,270,474

Palmer Solar Holdings, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

5. Concentrations

Credit Risk

        Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of temporary cash investments.

6. Related Party Transactions

EPC Contractor

        The Company has entered into three site-specific EPC agreements with Project LLCs. The EPC contractor, a related party, is obligated to provide O&M support for all of the projects. The EPC contractor is closely held and privately owned. The majority owner of the EPC contractor is also the owner of 50% of an LLC that owns 87.6% of the Company.

Advisory Service Agreement

        On October 31, 2013, the Company entered into an advisory services agreement with an entity whose owners are also owners of the Company to provide the management services necessary for the Company to operate its business. Fees for these services are $15,750 per quarter, or $63,000 per year. The advisory services agreement is scheduled to expire on October 31, 2017.

Other

        During 2013, the Company paid $180,000 of solar project costs of an affiliate, which was still due from the affiliate as of December 31, 2013. In addition, during 2013 certain affiliates paid $27,052 of costs on behalf of the Company, which were still payable as of December 31, 2013.

7. Contingencies and Commitments

Operations and Maintenance Agreements

        Pursuant to the terms of the master EPC agreement, the Company, on behalf of the Project LLCs, has entered into a master operations and maintenance service ("O&M") agreement with the EPC contractor to provide operations and maintenance support to all of the projects in service for an annual fee of $.015 cents per watt of installed capacity plus reimbursable costs, which fee will begin for each project from the date on which the PTO was issued for the project and, from the eleventh anniversary of such date, will escalate at the rate of 2% annually. The master O&M agreement is currently scheduled to expire on the 240th full month after the PTO date.

Palmer Solar Holdings, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

7. Contingencies and Commitments (Continued)

        Outlined below, based on each solar system's nameplate capacity is an estimate of the total annual fee payments to be made under the master O&M agreement:

Year Ending December 31,	Amount
2014	$32,000
2015	63,000
2016	63,000
2017	63,000
2018	63,000
Thereafter	977,000

$1,261,000

8. Purchase of Solar Project Assets

        In 2013, the Company acquired 97.5% of the Membership interest in three single member LLCs who had projects in progress. Of the $1,921,000 purchase price, $850,000 has been paid as of December 31, 2013. The remaining payments are due in 2014.

9. Senior Secured Credit Agreement

        In November 2013, the Company entered into a Senior Secured Credit Agreement or "SSCA" that provides the Company with total cash advances of $5,390,000 with an aggregate principal repayment amount of $5,500,000 that includes a Deferred Pay Amount consisting of the interest and commitment fees accrued prior to the commencement of scheduled repayments. Until fully drawn down, all amounts of interest (11% per annum) and commitment fees (.5%) are capitalized and added to the principal due. The SSCA was originally scheduled to be fully drawn down in March 2014, this was extended to November 2014, and management is in the process of seeking additional extensions. At full draw down, principal payments begin in accordance with a prescribed schedule.

        Based on a final November 2014 draw down, principal is due as follows:

Year Ending December 31,	Amount
2014	$42,000
2015	1,028,000
2016	1,192,000
2017	1,308,000
2018	1,406,000
Thereafter	524,000

5,500,000
Less current maturities	(42,000)

$5,458,000

Palmer Solar Holdings, LLC
(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

9. Senior Secured Credit Agreement (Continued)

        The SSCA contains both affirmative and negative covenants, which, in general, require the Company to provide financial information periodically, limit debt, maintain its projects and require a debt service coverage ratio of 1:1 and an interest coverage ratio of 2.25:1. At December 31, 2013, the Company was in technical default of this facility and had received a waiver effective through and including December 31, 2014.

        In conjunction with obtaining financing, the lender received a 9.9% profits interest. The 9.9% profits interest that the agent received was valued at $1,288,236 and this amount has been recorded as a debt discount, with a corresponding increase in other liabilities.

10. Members' Equity

        Membership Units are allocated profits based upon their pro rata unit holdings. Distributions are also subject to other provisions based on tax considerations and possible future financing transactions.

11. Cash Flow Disclosure

        During 2013, the Company had the following noncash items:

  i.
  $7,211,308 in solar project costs which were contributed by member.

  ii.
  $1,071,000 in solar project costs and a payable to a member.

  iii.
  $1,288,236 in debt discount and a profits interest liability.

  iv.
  $99,609 in finance costs capitalized to solar project costs.

  v.
  $34,473 in solar project costs and related asset retirement obligation.

  vi.
  $168,873 of professional fees paid by affiliate.

        During 2013, no amounts were paid for interest or income taxes.

12. Subsequent Events

        Management has evaluated subsequent events through August 11, 2014 which is the date when the consolidated financial statements were available to be issued.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Palmer Solar Holdings, LLC

As of June 30, 2014 and December 31, 2013 and for the Six-Month
Periods Ended June 30, 2014 and 2013

Palmer Solar Holdings, LLC

Condensed Consolidated Financial Statements (Unaudited)

Palmer Solar Holdings, LLC

Condensed Consolidated Balance Sheets

	June 30, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,521	$1,000
Unbilled accounts receivable	150,490	—
Prepaid expenses	—	25,200
Due from affiliates	440,000	—

Total current assets	597,011	26,200
Solar panel projects in process	—	13,487,665
Solar panel projects, net	13,742,452	—
Due from affiliates	—	180,000

Total assets	$14,339,463	$13,693,865

Liabilities and members' equity
Current liabilities:
Accrued expenses and other payables	$574,448	$175,795
Due to affiliates	269,009	195,925
Loan payable	1,071,000	1,071,000
Current maturities of long-term debt	583,000	42,000

Total current liabilities	2,497,457	1,484,720
Long term liabilities:
Long-term debt, net of current portion and debt discount	3,779,829	3,650,279
Asset retirement obligation	38,906	36,995
Other liabilities	1,288,236	1,288,236

Total liabilities	7,604,428	6,460,230
Members' equity	6,735,035	7,233,635

Total liabilities and members' equity	$14,339,463	$13,693,865

See accompanying notes to condensed consolidated financial statements.

Palmer Solar Holdings, LLC

Condensed Consolidated Statement of Operations and Changes in Members' Equity (Unaudited)

	Six Month Period Ended June 30,
	2014	2013
Revenue
Sale of electricity	$141,084	$—

Total revenue	141,084	—
Operating expenses	84,926	—
General and administrative expenses	147,735	—

Total cost and expenses	232,661	—

Operating loss	(91,577)	—
Other expense:
Interest expense	158,834	—

Net loss	(250,411)	—
Members' equity, January 1	7,233,636	—
Distributions to members	(248,190)	—

Members' equity, June 30	$6,735,035	$—

See accompanying notes to condensed consolidated financial statements.

Palmer Solar Holdings, LLC

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Six Months Period Ended June 30,
	2014	2013
Cash flows from operating activities
Net loss	$(250,411)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	83,014	—
Amortization of debt discount	42,644	—
Accretion of asset retirement obligation	1,911	—
Decrease (increase) in:
Unbilled accounts receivable	(150,490)	—
Due from affiliates	(260,000)	—
Increase (decrease) in:
Due to affiliates	(95,789)	—
Accrued expenses and other payables	378,576	—

Total adjustments	(134)	—

Net cash used in operating activities	(250,545)	—
Cash flows from investing activities
Capital expenditures	(20,305)	—

Net cash used in investing activities	(20,305)	—
Cash flows from financing activities
Distributions	(248,190)	—
Proceeds from long-term debt	524,561	—

Net cash provided by financing activities	276,371	—
Net increase in cash	5,521	—
Cash, Beginning of period	1,000	—

Cash, Ending of period	$6,521	$—

Noncash activity—Six month period ended June 30, 2014

i.
Capitalized of accrued construction bonus of $15,750

ii.
Capitalized amortization of debt discount of $103,345

iii.
Capitalized financing costs of $188,137

iv.
Capitalized debt discount of $10,492

v.
Capitalized management advisory fees of $20,077

Noncash activity—Six month period ended June 30, 2013

i.
Purchase of solar project asset through note payable for $1,921,000

Supplemental cash flow information

        During 2014 and 2013, no amounts were paid for interest or income taxes.

See accompanying notes to condensed consolidated financial statements.

Palmer Solar Holdings, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Summary of Significant Accounting Policies

General Information

        Palmer Solar Holdings, LLC, (the "Company") is a Delaware limited liability Company. The purpose and business of the Company is the development, financing, acquisition, ownership, construction, and operation of three projects involving the installation of solar photovoltaic (PV) electricity generating systems on vacant land (referred to as a solar farm) in Palmer Massachusetts to generate and sell electricity to the local electric utilities and to generate and sell Solar Renewable Energy Credits ("SRECs"). The Company is authorized under its limited liability company agreement to develop three contiguous PV systems of approximately 1.4 megawatts ("MW"), each or 4.2 MW in total, of nameplate capacity.

        The Company has caused the Project LLC's to enter into site-specific Engineering Procurement and Construction (EPC) agreements with its EPC contractor for each of the three projects. As of December 31, 2013, the Company had not commenced operations and was therefore a development stage company. In April 2014, the projects received their Permission to Operate ("PTO") from the local utility and began operations.

        All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements should be read in conjunction with the 2013 audited financial statements of the Company. The results of operations for the six-month periods ended June 30, 2014 and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014 and 2013.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates of the Company include the useful life of solar projects, sales and use tax, and asset removal obligations. Actual results could differ from those estimates.

Revenue Recognition

        Revenues from the sale of electricity are recognized in the period in which the electricity is generated because it is immediately passed to the customer. Revenues from the sale of SRECs are recognized when the transaction settles.

        The Company does not record forward contracts for the purchase or sale of SRECs. Such contracts are not marked to market, generally, because it is probable that the contracts will not settle net and will be performed through physical delivery. However, where a forward contract is open at year

Palmer Solar Holdings, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

1. General Information and Summary of Significant Accounting Policies (Continued)

end and the Company's projects have not generated, and are not projected to generate, the specified quantities of SRECs of various vintages on the specified delivery dates required under the forward contract, the Company will ascertain the spot prices on the open market, at year end, of the SRECs of the various vintages. If a spot price is lower than the contract price, the Company will record no gain, but if the spot price is higher than the contract price, the Company will record a loss. As of June 30, 2014 and December 31, 2013, no losses have been recorded.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are generated from sales of electricity and SRECs generated by the Company's projects and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance, based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off. The Company does not require collateral when extending credit.

SRECs as Intangibles

        SRECs are issued and their characteristics are established under the renewable portfolio standards ("RPS") of the state in which the solar panel system generating the SRECs is located. An SREC is identified by its "vintage"—i.e., by the RPS generation or reporting year (the 12-month period designated under the relevant state RPS) in which the SREC is issued. Each SREC represents the generation of one MWH of electricity by a solar panel system registered with the relevant state agency. Depending on the relevant state RPS, SRECs may have a fixed or variable shelf life, during which they can be traded.

        SRECs are issued, recorded, and tracked by a regional online system. Ownership of an SREC may be transferred only from a seller's online account to a purchaser's online account in accordance with instructions from the account holders—i.e., this is the physical delivery side of the trade. The parties arrange the cash settlement side of the trade through invoice and payment, outside of the online system.

        The Company accounts for SRECs it generates as intangible assets and does not assign any values to SRECs.

Impairment of Solar Assets

        Solar assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If impairment is indicated by that evaluation, the asset is written down to its estimated fair value through a charge to operating expenses. There were no impairment losses recognized to date.

Palmer Solar Holdings, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

1. General Information and Summary of Significant Accounting Policies (Continued)

Solar Panel Projects

        A project is in service when the engineering, procurement and construction ("EPC") contractor has issued a substantial completion certificate and the local electric utility has issued a permission to operate ("PTO") for the project. Each project in service is valued at the contract price (including all change orders, if any) under the site-specific EPC agreement and recorded in "Solar panel projects in service". Once the PTO has been received the Company puts the project into service and commences depreciation. Depreciation is recorded using the straight-line method over an estimated useful life of a solar panel system of 30 years.

2. Going Concern

        The condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The working capital deficit as of June 30, 2014 and December 31, 2013 was $1,900,446 and $1,458,520 respectively. The Company's ability to continue as a going concern is dependent upon generating substantial revenue and raising necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. Although PTO was obtained in April 2014, the amount of revenue generation and financing available cannot be predicted with any certainty at this time and raises substantial doubt that the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

        The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional capital contribution by the members and debt financing. The Company cannot be certain that additional financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations.

4. Related Party Transactions

        In the normal course of business, the Company receives and makes short-term advances of funds that do not bear interest, as well as buys and sells SRECs with counterparties that are entities under common ownership. As of June 30, 2014 and December 31, 2013, the Company had receivables totaling $440,000 and $180,000, respectively, from certain of these related entities and at June 30, 2014 and December 31, 2013, the Company had payables totaling of $269,009 and $195,925, respectively, to certain of these related entities.

        On October 31, 2013, the Company entered into an advisory services agreement with an entity whose owners are also owners of the ultimate parent of the Company to provide the management services necessary for the Company to operate its business. Fees for these services are $15,750 per quarter, or $63,000 per year. The advisory services agreement is scheduled to expire on October 31, 2017. During the six month period ended June 30, 2014, the Company capitalized total fees of $20,077 prior to the PTO date of the projects, and expensed $11,423 subsequent to the PTO date.

Palmer Solar Holdings, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

5. Contingencies and Commitments

Laws and Regulations

        The Company expects that a substantial portion of its revenues will be derived from sales of SRECs. SRECs are generated by solar panel projects and purchased and sold under forward contracts, through auctions, and on a spot basis in the open market. The prices of SRECs depend upon supply and demand in over-the-counter market, factors relating to the electricity supply auctions in which utilities participate, the schedule of alternative compliance payments and the structure of SRECs under the renewable portfolio standards of the states in which projects are located, and the features of the particular SREC buy-sell process.

        There can be no assurance that a change in the laws or regulations governing SRECs, or their interpretation, would not have an adverse effect on the SREC revenues to be generated from solar panel projects, generally, or by the Company's projects, specifically. The Company's projects are generally subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC") as well as the rules and regulations governing utilities of the state in which the relevant project is located. The Company expects that the projects are eligible for qualifying facility ("QF") status under FERC rules and regulations, and the Company has made and anticipates making the necessary filings to certify the projects for QF status, which provides certain exemptions from federal and state utility regulations. There can be no assurance that a change in the laws or regulations governing utilities, or their interpretation, would not have an adverse effect on solar panel projects, generally, or the Company, specifically.

Sales and Use Taxes

        Sales of solar-generated electricity may be subject to sales or use taxes depending on possible exemptions or other specific circumstances. Since inception, the Company had taken the position that its sales of electricity were not subject to sales or use taxes in the jurisdiction where its projects generate and sell electricity. Based on evolving solar industry practice and tax regulation interpretations, the Company has changed its position and is in the process of determining the scope of available exemptions, the extent of any obligation to collect or pay sales taxes on prior sales of electricity, and any related liability for taxes, penalties, and interest, in connection with which the Company expects to engage in discussions with the relevant taxing authorities to determine the terms and timing of tax payments. The Company estimated that due and uncollected or unpaid sales taxes were $9,406 and $0 as of June 30, 2014 and December 31, 2013, respectively, which was included in accrued expenses.

6. Site Occupancy Agreements; Power Purchase Agreements

        Once the Company has identified a property with a suitable installation site, carried out engineering work regarding the system layout and capacity, and decided to proceed with a solar panel project, the Company causes the Project LLC to enter into a site lease agreement with the landlord, a PPA with the electricity off-taker, and the site-specific EPC agreement for the project.

Site Lease Agreements

        The three project LLCs have each entered into substantially identical site lease agreements. Lease obligations include a $7,500 per mW installation bonus due 50% on start of construction and 50%

Palmer Solar Holdings, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

6. Site Occupancy Agreements; Power Purchase Agreements (Continued)

30 days thereafter, and monthly payments of $20,000 per mW which is subject to 2% escalation and subsequent adjustments.

        Outlined below, assuming that each solar system's annual generation matches its nameplate capacity, is an estimate of the total minimum annual rent payments to be made under site leases entered into by Project LLCs:

Year Ending December 31,	Amount
2014 (remainder of the year)	$57,884
2015	85,954
2016	87,673
2017	89,427
2018	91,215
Thereafter	1,809,436

$2,221,589

        For the six months ended June 30, 2014 and 2013, the Company incurred site occupancy expenses amounting to $50,145 and $0.

Power Purchase Agreements (PPA)

        The three Project LLCs entered into a PPA for the purchase and sale of electricity for ten years with an electricity off-taker, except where the off-taker's premises lease terminates on an earlier date. In such a case, the PPA usually terminates on the date that the off-taker no longer occupies the premises, in which case the landlord is then expected to help the Project LLC enter into a PPA with the new tenant taking over the premises. Under the PPAs, the electricity rate is generally fixed at an initial rate, which then escalates annually, subject to a cap specified as a discount to the electricity rate charged by the local utility or other provisions intended to ensure that the off-taker realizes savings compared to the local utility rates. Due to the variable nature of the rate charged in the PPAs and that the systems are considered integral equipment, the agreements are accounted for as operating leases. Given the rental income stream is based on the power produced, the rental income recorded in the period is contingent rent earned in the period and, therefore, the future rental income is entirely contingent rent. The Company does not record contingent rental income until is earned (power is generated and sold to off-taker).

7. Purchase of Solar Project Assets

        In 2013, the Company acquired 97.5% of the Membership interests in three single member LLCs who had projects in progress. Of the $1,921,000 purchase price, $850,000 has been paid as of June 30, 2014. The remaining payments are due in 2014.

8. Senior Secured Credit Agreement

        In November 2013, the Company entered into a Senior Secured Credit Agreement or "SSCA" that provides the Company with total cash advances of $5,390,000 with an aggregate principal repayment amount of $5,500,000 that includes a Deferred Pay Amount consisting of the interest and commitment fees accrued prior to the commencement of scheduled repayments. Until fully drawn down, all amounts

Palmer Solar Holdings, LLC

Notes to the Condensed Consolidated Financial Statements (Unaudited) (Continued)

8. Senior Secured Credit Agreement (Continued)

of interest (11% per annum) and commitment fees (.5%) are capitalized and added to the principal due. The SSCA was originally scheduled to be fully drawn down in March 2014, this was extended to November 2014. At full draw down, principal payments begin in accordance with a prescribed schedule.

        Based on a final November 2014 draw down, principal will be due as follows:

Year Ending December 31,	Amount
2014—remainder	$42,000
2015	1,028,000
2016	1,192,000
2017	1,308,000
2018	1,406,000
Thereafter	529,000

5,505,000
Less current maturities to June 30, 2015	(583,000)

$4,922,000

        The SSCA contains both affirmative and negative covenants, which, in general, require the Company to provide financial information periodically, limit debt, maintain its projects and require a debt service coverage ratio of 1:1 and an interest coverage ratio of 2.25:1. At December 31, 2013, the Company was in technical default of this facility and had received a waiver through December 31, 2014. As of June 30, 2014, the Company was in compliance with the debt covenants.

        In February 2014, in conjunction with obtaining financing, the Company modified its membership interests. The lender who provided the senior secured credit agreement received a 9.9% profits interest that was determined to be a liability share based award valued at $1,288,236. This amount has been recorded as a discount to the loan payable with a corresponding charge to profits interest payable in other liabilities. The Company will re-measure the profit interest liability each period as an adjustment to interest expense. During the six months ended June 30, 2014, the Company capitalized amortization of the discount of $103,345 into the solar project before permission operate, and $42,644 to interest expense after permission to operate. Since the operations of the Company commenced on April 25, 2014, the value of the profit interest liability did not change significantly during 2014.

9. Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the condensed consolidated financial statements were available to be issued.

CONSOLIDATED FINANCIAL STATEMENTS

Renewable Energy Project LLC

As of December 31, 2013 and for the Period from September 12, 2013
(Date of Inception) to December 31, 2013
With Report of Independent Auditors

Renewable Energy Project LLC

Consolidated Financial Statements

As of December 31, 2013 and for the Period from September 12, 2013 (Date of Inception) to
December 31, 2013

Report of Independent Auditors

To the Members of
Renewable Energy Project LLC

        We have audited the accompanying consolidated financial statements of Renewable Energy Project LLC, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, changes in members' equity and cash flows for the period from September 12, 2013 (date of inception) to December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renewable Energy Project LLC at December 31, 2013, and the consolidated results of its operations and its cash flows for the period from September 12, 2013 (date of inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Hartford, Connecticut
September 10, 2014

Renewable Energy Project LLC

Consolidated Balance Sheet

December 31, 2013

Assets
Current assets:
Restricted cash	$310,000
Accounts receivable	636

Total current assets	310,636
Fixed assets:
Solar project	5,728,912
Accumulated depreciation	(529)

Total fixed assets, net	5,728,383

Total assets	$6,039,019

Liabilities and members' equity
Current liabilities:
Accounts payable	$1,791,809
Due to member	328,222

Total current liabilities	2,120,031
Long term liabilities:
Asset retirement obligation	130,192

Total long term liabilities	130,192

Total liabilities	2,250,223
Members' equity	3,788,796

Total liabilities and members' equity	$6,039,019

See accompanying notes to consolidated financial statements.

Renewable Energy Project LLC

Consolidated Statement of Operations and Changes in Members' Equity

For the Period from September 12, 2013 (Date of Inception) to December 31, 2013

Revenues:
Sale of electricity	$636
Costs and expenses:
Operating expenses	219
Depreciation expenses	529

Total costs and expenses	748

Operating loss	(112)

Net loss	(112)

Members' equity—September 12, 2013 (date of inception)	—
Contributions	3,788,908

Members' equity—December 31, 2013	$3,788,796

See accompanying notes to consolidated financial statements.

Renewable Energy Project LLC

Consolidated Statement of Cash Flows

For the Period from September 12, 2013 (Date of Inception) to December 31, 2013

Cash flows from operating activities:
Net loss	$(112)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	529
Change in operating assets and liabilities:
Accounts receivable	(636)
Accounts payable	219

Total adjustments	112

Net cash provided by operating activities	—

Cash flows from investing activities	—
Cash flows from financing activities
Restricted cash	(310,000)
Contribution from member	310,000

Net cash provided by financing activities	—

Net change in cash and cash equivalents	—
Cash, beginning of period	—

Cash, December 31, 2013	$—

Supplemental disclosure of cash flow information
Non-cash investing and financing activities:
Accrued capital expenditures	$1,791,590

Asset retirement obligation	$130,192

Due to member	$328,222

Contributions from members for solar project	$3,478,908

See accompanying notes to consolidated financial statements.

Renewable Energy Project LLC

Notes to Consolidated Financial Statements

December 31, 2013

1. Company Organization and Nature of Business

        Renewable Energy Project LLC (the Company) is a Delaware limited liability company formed on December 16, 2013. South Park US 1, LLC (South Park) was the Company's sole member on the formation date.

        On September 12, 2013, South Park acquired 100% of the member equity interests of Fresh Air Energy IV, LLC (Fresh Air) from Ecoplexus, Inc (Ecoplexus) for $5.6 million. Fresh Air was originally formed on June 15, 2012 under the name of Westlands Water CA Solar, LLC (subsequently renamed on August 7, 2013) to own and operate a 1,944 kW solar energy system (the Solar System) located in Jamestown, California. Fresh Air was assigned a Power Purchase Agreement (PPA) dated June 27, 2011 from Ahura Energy Concentrating Systems Inc. to deliver and sell energy generated from the Solar System to Pacific Gas and Electric Company (PG&E). Ecoplexus is the engineering, procurement and construction (EPC) contractor for the Solar System pursuant to the EPC contract between Fresh Air and Ecoplexus dated September 12, 2013. The $5.6 million purchase price for the acquisition of Fresh Air is payable as construction milestones are reached under the EPC contract.

        As of September 12, 2013, Fresh Air's Solar System was under construction. The acquisition of Fresh Air has been accounted for as an asset acquisition.

        On December 30, 2013, South Park assigned all its membership interests in Fresh Air to the Company for no consideration resulting in Fresh Air becoming a wholly owned subsidiary of the Company. At the time of this transaction, Fresh Air met the definition of a business as construction of the Solar System was substantially complete and processes had been implemented for the generation and sale of electricity under the PPA. Accordingly, this transaction is accounted for as a transfer of a business between entities under common control as South Park owned 100% of the Company and Fresh Air at the time of the transaction. The assets and liabilities of Fresh Air were transferred to the Company as of December 30, 2013 based on their carrying amounts. The consolidated financial statements of the Company have been presented as commencing on September 12, 2013, which is the date Fresh Air was acquired and under control of South Park.

        After the above transaction, on December 30, 2013, a tax equity investor unaffiliated with the Company acquired the Class A membership interests of the Company from South Park. As holder of the Class B membership interests, South Park is the managing member of the Company.

        Pursuant to the amended LLC Agreement of the Company, the unaffiliated tax equity investor and South Park are required to provide capital contributions to the Company in an amount of $2,085,000 and $1,703,908, respectively. As of December 31, 2013, after contributions by the members and allocation of net loss to the members the balance of the Class A and Class B members equity is $2,084,889 and $1,703,907, respectively.

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

Renewable Energy Project LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

2. Summary of Significant Accounting Policies (Continued)

revenues and expenses during the reporting period. The Company's estimates include the useful life of the solar project and the asset retirement obligation. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less.

Restricted Cash

        The restricted cash balance of $310,000 at December 31, 2013 represents a bank deposit that is reserved for debt service per the Company's loan agreement with East West Bank.

Solar Project

        The solar project was placed into service on December 31, 2013 when the EPC contractor had issued a substantial completion certificate and the local electric utility had issued a permission to operate (PTO). Depreciation is recorded using the straight-line method over an estimated useful life of 30 years and began on the placed in service date.

        Pursuant to Section 48 of the Internal Revenue Code, the Company is eligible to receive investment tax credits through its ownership of the solar project. A taxpayer is allowed to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. The expected aggregate ITC for the Company is $1,574,948, which per the operating agreement pass through to the Class A member. The ITCs have a five year recapture period if certain conditions are not met. As of December 31, 2013, all conditions have been met. Generally, such ITCs are available for use on the date the solar system is placed-in-service. Because the ITCs are subject to complying with certain requirements, there can be no assurance that the aggregate amount of ITCs will be realized and failure to meet all such requirements may result in generating a lesser amount of energy tax credits than the expected amount.

Income Taxes

        For federal and state tax purposes, the Company is taxed as a partnership. All income from the Company is reported on the members' federal and state income tax returns. Thus, no provision for income taxes has been recorded in the accompanying consolidated financial statements. All periods since inception of the Company remain open for examination by tax authorities.

Impairment of Long-Lived Assets

        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company compares the assets' carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposals. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. No impairment charges have been recorded to date.

Renewable Energy Project LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

2. Summary of Significant Accounting Policies (Continued)

Accounts Payable

        Accounts payable as of December 31, 2013 consists primarily of unpaid amounts due to the EPC contractor.

Accounts Receivable

        Accounts receivable are generated primarily from the sale of electricity generated by the Company's solar project and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. The Company writes off accounts receivable through a charge to earnings and a credit to a valuation allowance when it deems them (a) uncollectable or (b) not prudent to undergo collection efforts; i.e., if the cost of collection outweighs the benefit. Balances that are still outstanding after management has used reasonable collection efforts are also written off. Outstanding receivables are evaluated on a quarterly basis to determine if they should be written off.

Revenue Recognition

        The Company has evaluated the PPA and determined that it is an operating lease because of the variable nature of the rates in the agreement and that the system under the agreement is integral equipment. Payments to be received by the Company under the PPA are based upon the amount of electricity produced at rates per kilowatt hour (kWh) specified by the PPA. As these payments are based on the amount electricity produced, all payments are considered contingent rent. The company records revenues from contingent rent payments at the time the energy is produced and delivered to PG&E.

Fair Value Measurements

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

        A three-tiered fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable to prioritize inputs is used to measure fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. Those tiers are defined as follows:

  Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

  Level 2—Inputs are other than quoted prices included within Level 1 that are observable, either directly or indirectly.

  Level 3—Inputs are unobservable using the valuation methodology that is significant to the overall fair value measurement.

Renewable Energy Project LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

2. Summary of Significant Accounting Policies (Continued)

        The estimated fair values of restricted cash and accounts payable approximate their carrying values. The Company's estimated initial fair value of the asset retirement obligation is a Level 3 measurement.

3. Contingencies and Commitments

Site Lease Agreement

        Fresh Air has a site lease with its landlord to operate the Solar System on land located in Jamestown, California. Outlined below is the estimate of the minimum potential total annual rental payments based on lease agreement and its subsequent amendments:

Expected Annualized Rent Payments
Year:
2014	$30,000
2015	30,000
2016	30,000
2017	30,000
2018	30,000
Thereafter	450,000

Total	$600,000

Asset Retirement Obligation

        The Company is obligated to remove the solar system at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation. The capitalized asset retirement costs, which are recorded within the solar project balance, and the related asset retirement obligation, are initially recorded based on the discounted present value of the future costs to remove the solar system from the project site. The future removal costs are estimated based on current market prices that are adjusted for an appropriate consumer price index (CPI) inflation factor. The discount rate utilized is based on a credit-adjusted, risk-free rate, which is estimated as the credit spread applicable to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. The asset retirement liability will be accreted each period over the 20 year site lease term. As of December 31, 2013 and during 2013 the Company recorded an asset retirement obligation of $130,192.

4. Subsequent Events

        Subsequent events have been evaluated through September 10, 2014, which is the date the financial statements were available to be issued.

        On January 2, 2014, the Company obtained a nonrecourse loan in the amount of $2,479,812 from East West Bank which is collateralized by the assets of the Company and member interests. The proceeds were primarily utilized to pay amounts due as of December 31, 2103 to the EPC contractor and to a member.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Renewable Energy Project LLC

For the six months ended June 30, 2014

Renewable Energy Project LLC

Condensed Consolidated Financial Statements (Unaudited)

Renewable Energy Project LLC

Condensed Consolidated Balance Sheets

	June 30, 2014 (Unaudited)	December 31, 2013
Assets
Current assets:
Cash	$9,862	—
Restricted cash	610,000	310,000
Accounts receivable	137,541	636
Prepaid expenses	6,453	—

Total current assets	763,856	310,636
Fixed assets:
Solar project	5,728,912	5,728,912
Accumulated depreciation	(96,011)	(529)

Total fixed assets, net	5,632,901	5,728,383

Total assets	$6,396,757	$6,039,019

Liabilities and members' equity
Current liabilities:
Accounts payable	$43,187	$1,791,809
Due to member	—	328,222

Total current liabilities	43,187	2,120,031
Long term liabilities:
Long term debt	2,400,550	—
Interest rate swap	105,570	—
Asset retirement obligation	134,053	130,192

Total long term liabilities	2,640,173	130,192

Total liabilities	2,683,360	2,250,223
Members' equity	3,713,397	3,788,796

Total liabilities and members' equity	$6,396,757	$6,039,019

See accompanying notes to condensed consolidated financial statements.

Renewable Energy Project LLC

Condensed Consolidated Statement of Operations and Changes in Members' Equity

For the six months ended June 30, 2014 (unaudited)

Revenues:
Sale of electricity	$257,618
Costs and expenses:
Operating expenses	55,074
Accretion of asset retirement obligation	3,861
Depreciation expense	95,482

Total costs and expenses	154,417

Operating income	103,201
Other (income) expenses
Interest expense	178,767
Interest income	(167)

Total other expenses	178,600

Net loss	(75,399)

Members' equity, January 1, 2014	3,788,796

Members' equity, June 30, 2014	3,713,397

See accompanying notes to condensed consolidated financial statements.

Renewable Energy Project LLC

Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2014 (unaudited)

Cash flows from operating activities:
Net loss	$(75,399)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	95,482
Change in value of interest rate swap	105,570
Accretion of asset retirement obligation	3,861
Change in operating assets and liabilities:
Accounts receivable	(136,905)
Prepaid expenses	(6,453)
Accounts payable	42,968

Total adjustments	104,523

Net cash provided by operating activities	29,124
Cash flows from investing activities
Capital expenditures	(1,791,590)

Net cash used in investing activities	(1,791,590)

Cash flows from financing activities
Proceeds from term loan	2,479,812
Repayments of term loan	(79,262)
Restricted cash	(300,000)
Due to member	(328,222)

Net cash provided by financing activities	1,772,328

Net change in cash and cash equivalents	9,862
Cash, beginning of period	—

Cash, June 30, 2014	$9,862

Supplemental disclosure of cash flow information
Interest paid	$73,197

See accompanying notes to condensed consolidated financial statements.

Renewable Energy Project LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Company Organization and Nature of Business

        Renewable Energy Project LLC (the Company) is a Delaware limited liability company formed on December 16, 2013. South Park US 1, LLC (South Park) was the Company's sole member on the formation date.

        On September 12, 2013, South Park acquired 100% of the member equity interests of Fresh Air Energy IV, LLC (Fresh Air) from Ecoplexus, Inc (Ecoplexus) for $5.6 million. Fresh Air was originally formed on June 15, 2012 under the name of Westlands Water CA Solar, LLC (subsequently renamed on August 7, 2013) to own and operate a 1,944 kW solar energy system (the Solar System) located in Jamestown, California. Fresh Air was assigned a Power Purchase Agreement (PPA) dated June 27, 2011 from Ahura Energy Concentrating Systems Inc. to deliver and sell energy generated from the Solar System to Pacific Gas and Electric Company (PG&E). Ecoplexus is the engineering, procurement and construction (EPC) contractor for the Solar System pursuant to the EPC contract between Fresh Air and Ecoplexus dated September 12, 2013. The $5.6 million purchase price for the acquisition of Fresh Air is payable as construction milestones are reached under the EPC contract.

        As of September 12, 2013, Fresh Air's Solar System was under construction. The acquisition of Fresh Air has been accounted for as an asset acquisition.

        On December 30, 2013, South Park assigned all its membership interests in Fresh Air to the Company for no consideration resulting in Fresh Air becoming a wholly owned subsidiary of the Company. At the time of this transaction, Fresh Air met the definition of a business as construction of the Solar System was substantially complete and processes had been implemented for the generation and sale of electricity under the PPA. Accordingly, this transaction is accounted for as a transfer of a business between entities under common control as South Park owned 100% of the Company and Fresh Air at the time of the transaction. The assets and liabilities of Fresh Air were transferred to the Company as of December 30, 2013 based on their carrying amounts. The consolidated financial statements of the Company have been presented as commencing on September 12, 2013, which is the date Fresh Air was acquired and under control of South Park.

        After the above transaction, on December 30, 2013, an unaffiliated tax equity investor acquired the Class A membership interests of the Company from South Park. As holder of the Class B membership interests, South Park is the managing member of the Company.

        Pursuant to the amended LLC Agreement of the Company, the unaffiliated tax equity investor and South Park are required to provide capital contributions to the Company in an amount of $2,085,000 and $1,703,908, respectively. As of June 30, 2014, after contributions by the members and allocation of net loss to the members the balance of the Class A and Class B members equity is $2,010,244 and $1,703,153, respectively.

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates include the useful life of the solar project, the asset retirement obligation and interest rate swap valuation. Actual results could differ from those estimates.

Renewable Energy Project LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Restricted Cash

        The restricted cash balance of $610,000 and $310,000 at June 30, 2014 and December 31, 2013, respectively, represents bank deposits that are reserved for debt service per the Company's loan agreement with East West Bank.

Solar Project

        The solar project was placed into service on December 31, 2013 when the EPC contractor had issued a substantial completion certificate and the local electric utility had issued a permission to operate (PTO). Depreciation is recorded using the straight-line method over an estimated useful life of 30 years and began on the placed in service date.

        Pursuant to Section 48 of the Internal Revenue Code, the Company is eligible to receive investment tax credits through its ownership of the solar project. A taxpayer is allowed to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. The expected aggregate ITC for the Company is $1,574,948, which per the operating agreement pass through to the Class A member. The ITCs have a five year recapture period if certain conditions are not met. As of June 30, 2014, all conditions have been met. Generally, such ITCs are available for use on the date the solar system is placed-in-service. Because the ITCs are subject to complying with certain requirements, there can be no assurance that the aggregate amount of ITCs will be realized and failure to meet all such requirements may result in generating a lesser amount of energy tax credits than the expected amount.

Accounts Payable

        Accounts payable as of December 31, 2013 consists primarily of unpaid amounts due to the EPC contractor which were settled during the six months ended June 30, 2014 through the term loan proceeds. Accounts payable as of June 30, 2014 relates to unpaid costs and expenses.

Accounts Receivable

        Accounts receivable are generated primarily from the sale of electricity generated by the Company's solar project and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. The Company writes off accounts receivable through a charge to earnings and a credit to a valuation allowance when it deems them (a) uncollectable or (b) not prudent to undergo collection efforts; i.e., if the cost of collection outweighs the benefit. Balances that are still outstanding after management has used reasonable collection efforts are also written off. Outstanding receivables are evaluated on a quarterly basis to determine if they should be written off.

Revenue Recognition

        The Company has evaluated the PPA and determined that it is an operating lease because of the variable nature of the rates in the agreement and that the system under the agreement is integral equipment. Payments to be received by the Company under the PPA are based upon the amount of electricity produced at rates per kilowatt hour (kWh) specified by the PPA. As these payments are based on the amount electricity produced, all payments are considered contingent rent. The company

Renewable Energy Project LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

records revenues from contingent rent payments at the time the energy is produced and delivered to PG&E. Revenues recognized for the sale of electricity were $257,618 for the six month period ending June 30, 2014.

Fair Value Measurements

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

        A three-tiered fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable to prioritize inputs is used to measure fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. Those tiers are defined as follows:

  Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

  Level 2—Inputs are other than quoted prices included within Level 1 that are observable, either directly or indirectly.

  Level 3—Inputs are unobservable using the valuation methodology that is significant to the overall fair value measurement.

        The estimated fair values of cash and cash equivalents and accounts payable approximate their carrying values due to their short-term nature. The Company's estimated initial fair value of the asset retirement obligation is a Level 3 measurement and the interest rate swap is a Level 2 measurement.

Subsequent Events

        The Company has evaluated subsequent events through September 10, 2014, which is the date when the condensed consolidated financial statements were available to be issued.

Renewable Energy Project LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

3. Contingencies and Commitments

Site Lease Agreement

        Fresh Air has a site lease with its landlord to operate the Solar System on land located in Jamestown, California. Outlined below is the estimate of the minimum potential total annual rental payments based on lease agreement and its subsequent amendments:

Total
For the 12-Month Period Ended June 30:
2015	$30,000
2016	30,000
2017	30,000
2018	30,000
2019	30,000
Thereafter	435,000

Total	$585,000

4. Long Term Debt

        Pursuant to the Amended LLC Agreement and the Interparty Agreement (the "Financing Documents"), dated December 30, 2013, the Company obtained a nonrecourse amortizing loan in the amount of $2,479,812 on January 2, 2014 for the purpose of financing, developing and constructing the Solar System, consisting of the term loan provided by East West Bank (the "Lender"). The loan bears interest at daily Wall Street Journal Prime Rate plus 0.25 percentage points, with a floor at 5.75% per annum if no interest rate swap is entered into. The loan matures on the twelfth anniversary of the loan closing date. Interest expense for the six months ended June 30, 2014 was $73,197. As of June 30, 2014, the outstanding loan balance was $2,400,550.

        On January 2, 2014, an interest rate swap was obtained for twelve years expiring on December 31, 2025 which fixes the interest rate at 5.98% on an actual/360 basis. The initial nominal amount of the swap was $2,479,812. The nominal amount amortizes to coincide with the loan amortization. As of June 30, 2014, the nominal amount of the swap was $2,400,550. The derivative is reported at a fair value as derivative instrument liability of $105,570. The mark-to-market adjustment of $105,570 is included in interest expenses in the accompanying consolidated statement of operations for the six months ended June 30, 2014.

Amount
For the 12-Month Period Ended June 30:
2015	162,062
2016	169,352
2017	177,078
2018	185,269
2019	193,950
Thereafter	1,512,839

Total	$2,400,550

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fairfield Wind Manager, LLC

As of June 30, 2014 and for the Period From January 15, 2014
(Date of Inception) to June 30, 2014

Fairfield Wind Manager, LLC

Condensed Consolidated Financial Statements (Unaudited)

Fairfield Wind Manager, LLC

Condensed Consolidated Balance Sheet (Unaudited)

June 30, 2014

Assets
Current assets:
Cash and cash equivalents	$70,714
Restricted cash	100,012
Accounts receivable	154,121
Network upgrade receivable, current portion	168,306

Total current assets	493,153
Wind energy facility, net	26,803,564
Deferred financing fees, net	937,185
Network upgrade receivable, less current portion	1,047,971

Total assets(1)	$29,281,873

Liabilities and member's equity
Current liabilities:
Note payable, current portion	$475,300
Due to affiliate	86,184
Interest rate swap, current portion	351,149

Total current liabilities	912,633
Note payable, less current portion	13,240,980
Asset retirement obligation	714,944
Interest rate swap, less current portion	838,714

Total liabilities(1)	15,707,271
Redeemable noncontrolling interest	11,874,691
Member's equity	1,699,911

Total liabilities and member's equity	$29,281,873

(1)
All of the Company's consolidated assets as of June 30, 2014 are assets of variable interest entities, or VIEs, that can only be used to settle obligations of the VIEs. All of the Company's consolidated liabilities as of June 30, 2014 are of VIEs whose creditors have no recourse to the Company.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fairfield Wind Manager, LLC

Condensed Consolidated Statement of Operations (Unaudited)

For the Period From January 15, 2014 (Date of Inception) to June 30, 2014

Revenue
Sale of electricity	$154,121

Total revenue	154,121
Expenses
Operating expenses	195,341

Operating loss	(41,220)
Other income (expense):
Interest expense	(145,971)
Unrealized loss on interest rate swap	(1,189,863)
Interest income	35

Net loss	(1,377,019)
Net loss attributable to redeemable noncontrolling interest	(153,809)

Net loss attributable to member	$(1,223,210)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fairfield Wind Manager, LLC

Condensed Consolidated Statement of Changes in Member's Equity (Unaudited)

For the Period From January 15, 2014 (Date of Inception) to June 30, 2014

Balance, January 15, 2014 (date of inception)	$—
Capital contributions	6,816,601
Return of capital	(3,893,480)
Net loss attributable to member	(1,223,210)

Balance, June 30, 2014	$1,699,911

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fairfield Wind Manager, LLC

Condensed Consolidated Statement of Cash Flows (Unaudited)

For the Period From January 15, 2014 (Date of Inception) to June 30, 2014

Cash flows from operating activities
Net loss	$(1,377,019)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation expense	109,057
Amortization of deferred financing fees	16,762
Unrealized loss on interest rate swap	1,189,863
Increase in accounts receivable	(154,121)
Increase in due to affiliate	86,184

Net cash used in operating activities	(129,274)
Cash flows from investing activities
Purchase of wind energy facilities	(19,381,076)
Network upgrade cost payments	(1,216,277)

Net cash used in investing activities	(20,597,353)
Cash flows from financing activities
Restricted cash	(100,012)
Deferred financing fees	(953,947)
Proceeds from construction loan	21,551,300
Repayment of construction loan	(21,551,300)
Proceeds from note payable	13,716,280
Proceeds from redeemable noncontrolling interest	12,028,500
Return of capital	(3,893,480)

Net cash provided by financing activities	20,797,341

Net increase in cash and cash equivalents	70,714
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$70,714

Supplemental disclosure of cash flow information:
Contribution of wind energy facility costs by member	$6,816,601

Asset retirement obligation	$714,944

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

For the Period From January 15, 2014 (inception) to June 30, 2014

1. General

        Fairfield Wind Manager, LLC (the "Company") a Montana limited liability company, was formed on January 15, 2014 to manage Fairfield Wind Owner, LLC (the "Owner") and Fairfield Wind Master Tenant, LLC (the "Master Tenant"). The Owner develops, owns and leases a wind-powered electric generating facility in Fairfield, Montana (the "Wind Energy Facility"). The Master Tenant leases, maintains, and operates the Wind Energy Facility. The Company owns a 50.01% interest in the Owner and a 1% interest in the Master Tenant.

        Pursuant to the Operating Agreement of the Company dated January 15, 2014 (the "Operating Agreement"), the sole member of the Company is Fairfield Wind, LLC, a Montana limited liability company (the "Sole Member").

        Pursuant to the Master Lease Agreement (the "Master Lease") dated January 15, 2014, the Master Tenant leases the Wind Energy Facility from the Owner. In conjunction with the Master Lease, the Master Tenant agrees to make lease payments to the Owner in exchange for rights to payments under a Power Purchase Agreement dated January 15, 2014 (the "PPA") with NorthWestern Energy, Inc. (the "Purchaser"). Under the PPA, the Purchaser benefits from the electricity produced and the renewable energy certificates ("RECs") generated by the Wind Energy Facility in exchange for monthly PPA and REC payments to the Master Tenant. The Owner and the Master Tenant have also entered into a Pass-Through Agreement dated January 15, 2014 (the "Pass-Through Agreement"), whereby the Owner has elected, with consent of the Master Tenant, to pass through the Investment Tax Credits to the Master Tenant.

        Pursuant to the Master Lease, the Owner assigned to the Master Tenant the rights and obligations of a Power Purchase Agreement (the "PPA") with NorthWestern Energy, Inc., a Delaware corporation (the Purchaser") under which the Purchaser benefits from the electricity produced by the Wind Energy Facility in exchange for monthly payments to the Master Tenant pursuant to the PPA.

        Pursuant to the Operating Agreements of the Owner and the Master Tenant, the Company is required to provide capital contributions in the amounts of $2,338,317 and $100,000, respectively. As of June 30, 2014, the Company had provided cumulative capital contributions of $6,716,601 and $100,000, respectively. During the period from January 15, 2014 (date of inception) to June 30, 2014, the Owner returned capital of $3,893,480 to the Company.

2. Summary of Significant Accounting Policies

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the period from January 15, 2014 to June 30, 2014 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period presented. The results of operations for the period January 15, 2014 to June 30, 2014 are not necessarily indicative of the results to be anticipated for the entire period ending December 31, 2014.

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Period From January 15, 2014 (inception) to June 30, 2014

2. Summary of Significant Accounting Policies (Continued)

Basis of Accounting

        The Company prepares its condensed consolidated financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include the useful life of assets and the asset retirement obligation. Actual results could differ from those estimates.

Economic and Geographic Concentrations

        The Company owns and operates one Wind Energy Facility in Fairfield, Montana. Future operations could be affected by changes in the economic or weather conditions in that geographical area or by changes in the demand for renewable energy generated by wind energy facilities.

Concentration of Credit Risk

        The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

        Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less. The carrying amount of cash approximates its fair value.

Restricted cash

        Restricted cash is not considered cash and cash equivalents and includes cash held with financial institutions for major repairs and maintenance for the Wind Energy Facility as required under the debt agreement.

Consolidation

        The condensed consolidated financial statements include the accounts of the Company, the Owner and the Master Tenant. All intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entity

        The Company consolidates all variable interest entities in which it holds a variable interest and is deemed to be the primary beneficiary of the variable interest entity. Generally, a variable interest entity, or VIE, is an entity with at least one of the following conditions: (a) the total equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support; or (b) the holders of the equity investment at risk, as a group, lack any one of the following

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Period From January 15, 2014 (inception) to June 30, 2014

2. Summary of Significant Accounting Policies (Continued)

three characteristics: (i) the power to direct the entity's activities that most significantly impact its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity. The primary beneficiary of a VIE is an entity that has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and does not bear the majority of the expected losses or receive the majority of the expected residual returns.

        The Company has a significant interest in the Owner and the Master Tenant, entities that are considered VIEs. The Company owns a 50.01% interest in the Owner and a 1% interest in the Master Tenant. The Company is considered the primary beneficiary of the Owner and the Master Tenant since it has the obligation to absorb the expected losses or the right to receive the residual returns of the Owner and Master Tenant that could potentially be significant and has the power to direct the most significant economic activities of the Owner and Master Tenant. Accordingly, the Company consolidates the Owner and Master Tenant. The Company evaluates its relationships with the VIEs on an ongoing basis to ensure that it continues to be the primary beneficiary.

        Pursuant to the Operating Agreement of the Master Tenant, the Company has the option to purchase (call) the holder of the entire interest in the Master Tenant during a 90-day period beginning on the Flip Date, as defined in the Operating Agreement, for an amount equal to any unpaid Priority Return owed to the holder of the Master Tenant interests through the date of exercise plus the fair market value of the Investor Member's interest, as determined by appraisal.

Impairment of Long-Lived Assets

        The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flow expected to be generated and any estimated proceeds from the eventual disposition. If the long-lived assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds the fair value as determined from an appraisal, discounted cash flow analysis, or other valuation technique. There was no impairment loss recognized to date.

Redeemable Noncontrolling Interest

        Pursuant to the Operating Agreement of the Master Tenant, the holder of the Master Tenant interest has the option to withdraw (put) from the Master Tenant during a one year period beginning on the Flip Date, as defined in the Operating Agreement, for an amount equal to any unpaid Priority Return owed to the Investor Member through the date of exercise plus the fair market value of the Investor Member's interest, as determined by appraisal. Due to the withdrawal term within the Operating Agreement, the noncontrolling interest is redeemable noncontrolling interest.

        Redeemable noncontrolling interest represents third-party interests in the net assets of the funding arrangement that the Company has entered into to finance the cost of Wind Energy Facilities under an operating lease. The Company has determined that the contractual provisions in the agreements represent substantive profit sharing arrangements. The Company has further determined that the

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Period From January 15, 2014 (inception) to June 30, 2014

2. Summary of Significant Accounting Policies (Continued)

appropriate methodology for calculating the redeemable noncontrolling interest balance that reflect the substantive profit sharing arrangements is a balance sheet approach using the hypothetical liquidation at book value, or HLBV, method. The Company therefore determines the amount of the redeemable noncontrolling interest in the net assets at each balance sheet date using the HLBV method, which is presented on the consolidated balance sheet as redeemable noncontrolling interest. Under the HLBV method, the amounts reported as redeemable noncontrolling interest in the consolidated balance sheet represent the amounts the third parties would hypothetically receive at each balance sheet date under the liquidation provisions of the funds, assuming the net assets of the funds were liquidated at the recorded amounts determined in accordance with GAAP and distributed to the third parties. The third parties' interests in the results of operations of the funds is determined as the difference in the redeemable noncontrolling interest balance in the consolidated balance sheets between the start and end of each reporting period, after taking into account any capital transactions between the Company and the third parties. However, the redeemable noncontrolling interest balance is at least equal to the redemption amount. The redeemable noncontrolling interest balance is presented as temporary equity in the mezzanine section of the consolidated balance sheets as redeemable noncontrolling interest when the third-parties have the right to redeem their interests in the funds for cash or other assets.

        Pursuant to the Operating Agreement of the Master Tenant, its Investor Member is entitled to a cumulative, quarterly distribution (the "Priority Return"), commencing at the end of the first quarter after January 15, 2014. The Priority Return is equal to 0.5% of the Investor Member's paid-in capital contribution, or 2% per annum. Subsequent to the first quarter after the Flip Date, the Priority Return is reduced to 0.102% of the Investor Member's paid-in capital contribution. During the period January 15, 2014 (date of inception) to June 30, 2014, no Priority Return was paid to the Investor Member of the Master Tenant. The priority return is included in the calculation of the HLBV of the redeemable noncontrolling interest each period.

Depreciation

        The Wind Energy Facility is recorded at cost and is depreciated over its estimated useful life of 30 years using the straight-line method.

Income Taxes

        For federal and state tax purposes, the Company is taxed as a partnership. All income from the Company is reported on the members' federal and state income tax returns. Thus, no provision for income taxes has been recorded in the accompanying consolidated financial statements. All periods since inception of the Company remain open for examination by tax authorities.

Revenue Recognition

        The Company has evaluated each of the PPAs to determine whether they are leases and determined that each of the PPAs is an operating lease due to the variable nature of the rates in the agreement and because the Wind Energy Facility is considered integral equipment. Accordingly, revenue is contingent and is recognized based when delivered upon the amount of electricity delivered as determined by remote monitoring equipment at rates specified under the contract.

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

For the Period From January 15, 2014 (inception) to June 30, 2014

2. Summary of Significant Accounting Policies (Continued)

Accounts receivable

        Accounts receivable are generated primarily from the sale of electricity generated by the Wind Energy Facility and are stated at the amount the Company expects to collect from outstanding invoices. The Company's policy for determining when receivables are past due is based on contractual terms. The Company reserves for uncollectible accounts receivable through a charge to earnings and a credit to a valuation allowance when it deems them (a) uncollectable or (b) not prudent to undergo collection efforts; i.e., if the cost of collection outweighs the benefit. Balances that are still outstanding after management has used reasonable collection efforts are also written off. Outstanding receivables are evaluated on a quarterly basis to determine if they should be written off.

Fair Value Measurements

        The Company applies the accounting provisions related to fair value measurements. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data. These provisions also provide valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows) and the cost approach (cost to replace the service capacity of an asset or replacement cost). Upon adoption of the fair value measurement provisions that apply to recurring and nonrecurring fair value measurements of financial assets and liabilities and other provisions, the Company determined that no transition adjustments were required.

        A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of valuation hierarchy are defined as follows:

  Level 1: Observable inputs such as quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2: Inputs other than quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3: Unobservable inputs that reflect the Company's own assumptions.

Asset retirement obligation

        The Company is obligated to remove the wind energy facility at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation. The capitalized asset retirement costs, which are recorded within the Wind Energy Facility cost, and the related asset retirement obligation, are initially recorded based on the discounted present value of the future costs to remove the wind facility from the project site. The future removal costs are estimated based on current market prices that are adjusted for an appropriate consumer price index (CPI) inflation factor. The discount rate utilized is based on a credit-adjusted, risk-free rate, which is estimated as the credit spread

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Period From January 15, 2014 (inception) to June 30, 2014

2. Summary of Significant Accounting Policies (Continued)

applicable to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. The asset retirement liability will be accreted each period over the 20 year site lease term. During 2014, the Company recorded an asset retirement obligation of $714,944. As of June 30, 2014, the asset retirement obligation was $714,944.

Subsequent Events

        Subsequent events have been evaluated through September 10, 2014, which is the date the condensed consolidated financial statements were available to be issued.

3. Wind Energy Facility

        The Company's Wind Energy Facility balance was comprised of the following at June 30, 2014:

Wind Energy Facility	$26,912,621
Less: accumulated depreciation	(109,057)

Wind Energy Facility, net	$26,803,564

        Depreciation expense for the period from January 15, 2014 (date of inception) to June 30, 2014 was $109,057.

4. Construction Loan

        The Company obtained construction financing for the Wind Energy Facility from Seminole Financial Services, LLC (the "Lender") pursuant to a financing agreement dated January 15, 2014 (the "Loan Agreement") with a total capacity of $23,000,000. The loan bears interest at an annual rate of 10%, is secured by the Wind Energy Facility and was scheduled to mature on January 15, 2015. During the period from January 15, 2014 (date of inception) to June 30, 2014, the Company drew down $21,551,300 on the loan. Deferred financing fees of $460,000 and interest of $444,009 incurred during the period from January 15, 2014, (date of inception) to June 30, 2014 have been capitalized into the cost of the Wind Energy Facility. On June 2, 2014, the full amount of the loan was repaid with permanent financing proceeds.

5. Note Payable

        The Company obtained permanent financing of $13,716,280 for the Wind Energy Facility from KeyBank National Association ("KeyBank") pursuant to a financing agreement dated January 15, 2014 (the "Financing Agreement"). The loan earns interest at a variable base rate plus the applicable margin (3.0% as of June 30, 2014), as such terms are defined in the Financing Agreement. The loan is secured by the Wind Energy Facility and matures seven years from the funding date. During the period from January 15, 2014 (date of inception) to June 30, 2014, the Company incurred and paid $33,711 of interest, along with $95,498 of letter of credit and financing fees related to the loan. In connection with the note, the Company paid deferred financing fees of $953,947 and during the period from January 15, 2014 (date of inception) to June 30, 2014, the Company amortized $16,762 of these costs as interest expense.

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Period From January 15, 2014 (inception) to June 30, 2014

5. Note Payable (Continued)

        The scheduled principal maturities of note payable as of June 30, 2014, were as follows:

Year	Amount
2014 – remainder	$85,057
2015	548,394
2016	598,154
2017	635,244
2018	654,461
Thereafter	11,194,970

Total	$13,716,280

        In connection with the note payable, the Company entered into two interest swap agreements with a total notional amount of $13,716,280 to swap the floating rate interest payments under the note payable agreement for fixed. The swap agreements have an effective interest rate of 2.86% and 5.075% and an outstanding total notional balance that matches the principal of the loan agreement. The value of the swap agreements as June 30, 2014 was a liability of $1,189,863. The Company did not designate the derivative as a hedge for accounting purposes and, accordingly, accounts for the interest rate swap at fair value, with adjustments to fair value recorded as interest expense.

6. Power Purchase Agreement

        Pursuant to the assignment of the PPA to the Master Tenant by the Owner, the Master Tenant has agreed to sell the electricity produced by the Wind Energy Facility to the Purchaser for a twenty-year period starting at a flat rate per megawatt hour produced and escalating thereafter. In addition, the Purchaser has agreed to purchase the RECs generated by the Wind Energy Facility beginning at a flat rate, increasing at 2.5% per year to a maximum stated rate per megawatt hour under the agreement. During the period January 15, 2014 (date of inception) to June 30, 2014, the Company earned $154,121 under the PPA and as of June 30, 2014, the Company was owed $154,121.

7. Redeemable Noncontrolling Interest

        Noncontrolling interest related to VIE arrangements that are redeemable at the option of the holder are classified as redeemable noncontrolling interest in the mezzanine section of the condensed consolidated balance sheet between liabilities and member's equity. Redeemable noncontrolling interest is reported using the hypothetical liquidation at book value method, but not less than its estimated redemption value in each reporting period. The following represents the activity of the redeemable noncontrolling interest for the period from January 15, 2014 to June 30, 2014:

Balance, January 15, 2014 (date of inception)	$—
Contributions from redeemable noncontrolling interest	12,028,500
Net loss	(153,809)

Balance, June 30, 2014	$11,874,691

Fairfield Wind Manager, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the Period From January 15, 2014 (inception) to June 30, 2014

8. Network Upgrade Receivable

        Pursuant to an interconnection agreement between the Owner and the Purchaser, the Owner agreed to pay for certain utility upgrades on behalf of the Purchase in connection with the Wind Energy Facility. During the period from January 15, 2014 (date of inception) to June 30, 2014, the Company paid $1,216,277 of network upgrade costs that the Purchaser agreed to reimburse the Company for over approximately nine years, plus interest at a fixed rate of 3% per annum. During the period from January 15, 2014 (inception) to June 30, 2014, no amount was reimbursed to the Company.

        The scheduled network upgrade payments to be received as of June 30, 2014, were as follows:

Year	Amount
2014 – remainder	$74,890
2015	168,306
2016	168,306
2017	168,306
2018	168,306
Thereafter	468,163

Total	$1,216,277

9. Related party transactions

Development services

        During the period from January 15, 2014 (inception) to June 30, 2014, affiliates of the Sole Member provided development and construction services in connection with the Wind Energy Facility through the commercial operation date. The total amount of services provided during the period was $3,000,000 and is included in wind energy facility, net and contribution of capital.

Services expense

        The Master Tenant has entered into a services agreement with an affiliate of the Sole Member pursuant to which the affiliate agrees to pay for operating and maintenance, insurance, taxes and other operating expenses for the Wind Energy Facility in exchange for an annual fee of $689,475. During the period from May 15, 2014, the commercial operation date of the Wind Energy Facility, to June 30, 2014, the Company incurred $86,184 of services expense. As of June 30, 2014, $86,184 was owed to the affiliate of the Sole Member.

10. Site lease

        The Owner has entered into a site lease with an unrelated landowner. The term of the site lease is thirty years and requires annual lease payments that are immaterial to the accompanying consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Foundation CA Fund VII Manager, LLC
(A Development Stage Company)

For the Period From June 12, 2014 (Date of Inception) to June 30, 2014

Foundation CA Fund VII Manager, LLC

(A Development Stage Company)

Condensed Consolidated Financial Statements (Unaudited)

Foundation CA Fund VII Manager, LLC
(A Development Stage Company)

Condensed Consolidated Balance Sheet (Unaudited)

June 30, 2014

Assets
Current assets:
Cash and cash equivalents	$1,640

Total current assets	1,640
Wind energy facilities under construction	11,406,005

Total assets(1)	$11,407,645

Liabilities and member's equity
Current liabilities:
Note payable	$3,456,140

Total current liabilities	3,456,140
Asset retirement obligations	203,255

Total liabilities(1)	3,659,395
Redeemable noncontrolling interest	862,280
Member's equity	6,885,970

Total liabilities and member's equity	$11,407,645

(1)
All of the Company's consolidated assets as of June 30, 2014 are of its variable interest entities, or VIEs, and can only be used to settle obligations of the VIEs. All of the Company's consolidated liabilities as of June 30, 2014 are of its VIEs whose creditors have no recourse to the Company.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Foundation CA Fund VII Manager, LLC
(A Development Stage Company)

Condensed Consolidated Statement of Operations (Unaudited) (Continued)

For the Period June 12, 2014 (Date of Inception) to June 30, 2014

Revenue
Sale of electricity	$—

Total revenue	—
Total expenses	—

Operating loss	—
Other income (expense)	—

Net loss	$—
Net income attributable to redeemable noncontrolling interest	220,017

Net loss attributable to member	$(220,017)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Foundation CA Fund VII Manager, LLC
(A Development Stage Company)

Condensed Consolidated Statement of Changes in Member's Equity (Unaudited)

For the Period June 12, 2014 (Date of Inception) to June 30, 2014

Balance, June 12, 2014 (date of inception)	$—
Capital contributions	7,105,987
Net loss attributable to member	(220,017)

Balance, June 30, 2014	$6,885,970

The accompanying notes are an integral part of these condensed consolidated financial statements.

Foundation CA Fund VII Manager, LLC
(A Development Stage Company)

Condensed Consolidated Statement of Cash Flows (Unaudited)

For the Period June 12, 2014 (Date of Inception) to June 30, 2014

Cash flows from operating activities
Net loss	$—

Net cash provided by operating activities	—
Cash flows from investing activities
Wind energy facilities under construction	(4,326,475)

Net cash used in investing activities	(4,326,475)
Cash flows from financing activities
Proceeds from note payable	3,456,140
Capital contributions	229,712
Proceeds from redeemable noncontrolling interest	642,263

Net cash provided by financing activities	4,328,115

Net increase in cash and cash equivalents	1,640
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$1,640

Supplemental disclosure of cash flow information:
Contribution of wind energy facility costs by member	$6,876,275

Asset retirement obligations	$203,255

The accompanying notes are an integral part of these condensed consolidated financial statements.

Foundation CA Fund VII Manager, LLC

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. General

        Foundation CA Fund VII Manager, LLC (the "Company") a California limited liability company, was formed on June 12, 2014 to manage Foundation CA Fund VII Owner, LLC (the "Owner") and Foundation CA Fund VII Master Tenant, LLC (the "Master Tenant"). During the period from June 12, 2014 (inception) to June 30, 2014, the Company was engaged in the construction of wind energy facilities and was, therefore, a development-stage company. The Owner plans to develop, own and lease wind-powered electric generating facilities at various sites in California (the "Wind Energy Facilities"). The Master Tenant will lease, maintain, and operate the Wind Energy Facilities. The Company owns a 51% interest in the Owner and a 1% interest in the Master Tenant.

        Pursuant to the Operating Agreement of the Company dated June 12, 2014 (the "Operating Agreement"), the sole member of the Company is Foundation Windpower, LLC, a California limited liability company (the "Sole Member").

        Pursuant to the Master Lease Agreement (the "Master Lease") dated June 12, 2014, the Master Tenant leases the Wind Energy Facilities from the Owner. In conjunction with the Master Lease, the Master Tenant agrees to make lease payments to the Owner in exchange for rights to payments under power purchase agreements (collectively the "PPAs") with various off takers (collectively the "Purchasers"). Under the PPAs, the Purchasers benefits from the electricity produced by the Wind Energy Facilities in exchange for monthly PPA payments to the Master Tenant. The Owner and the Master Tenant have also entered into a Pass-Through Agreement dated June 12, 2014 (the "Pass-Through Agreement"), whereby the Owner has elected, with consent of the Master Tenant, to pass through the Investment Tax Credits to the Master Tenant.

        Pursuant to the Operating Agreements of the Owner and the Master Tenant, the Company is required to provide capital contributions to the Owner and the Master Tenant in the amounts of $11,202,750 and $227,172, respectively. As of June 30, 2014, the Company had provided cumulative capital contributions of $6,877,275 and $228,712, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The Company prepares its consolidated financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America.

Unaudited interim financial information

        The condensed consolidated financial statements as of June 30, 2014 and for the period from June 12, 2014 to June 30, 2014 included herein have been prepared by the Company in conformity with U.S. generally accepted accounting principles, and include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period presented. The results of operations for the period June 12, 2014 to June 30, 2014 are not necessarily indicative of the results to be anticipated for the entire period ending December 31, 2014.

Foundation CA Fund VII Manager, LLC

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include the asset retirement obligation. Actual results could differ from those estimates.

Economic and Geographic Concentrations

        The Company owns and operates four Wind Energy Facilities in California. Future operations could be affected by changes in the economic or weather conditions in that geographical area or by changes in the demand for renewable energy generated by wind energy facilities.

Concentration of Credit Risk

        The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

        Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less. The carrying amount of cash approximates its fair value.

Consolidation

        The condensed consolidated financial statements include the accounts of the Company, the Owner and the Master Tenant. All intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

        The Company consolidates all variable interest entities in which it holds a variable interest and is deemed to be the primary beneficiary of the variable interest entity. Generally, a variable interest entity, or VIE, is an entity with at least one of the following conditions: (a) the total equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support; or (b) the holders of the equity investment at risk, as a group, lack any one of the following three characteristics: (i) the power to direct the entity's activities that most significantly impact its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity. The primary beneficiary of a VIE is an entity that has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and does not bear the majority of the expected losses or receive the majority of the expected residual returns.

        The Company has a significant interest in the Owner and the Master Tenant, entities that are considered VIEs. The Company owns a 51% interest in the Owner and a 1% interest in the Master Tenant. The Company is considered the primary beneficiary of the Owner and the Master Tenant since it has the obligation to absorb the expected losses or the right to receive the residual returns of the Owner and Master Tenant that could potentially be significant and has the power to direct the most

Foundation CA Fund VII Manager, LLC

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

significant economic activities of the Owner and Master Tenant. Accordingly, the Company consolidates the Owner and Master Tenant. The Company evaluates its relationships with the VIEs on an ongoing basis to ensure that it continues to be the primary beneficiary.

        Pursuant to the Operating Agreement of the Master Tenant, the Company has the option to purchase (call) the holder of the entire interest in the Master Tenant during a 90-day period beginning on the Flip Date, as defined in the Operating Agreement, for an amount equal to any unpaid Priority Return owed to the holder of the Master Tenant interests through the date of exercise plus the fair market value of the Investor Member's interest, as determined by appraisal.

Impairment of Long-Lived Assets

        The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flow expected to be generated and any estimated proceeds from the eventual disposition. If the long-lived assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds the fair value as determined from an appraisal, discounted cash flow analysis, or other valuation technique. During the period from June 12, 2014 (date of inception) to June 30, 2014, there was no impairment loss recognized.

Depreciation

        The Wind Energy Facilities are recorded at cost and are depreciated over their respective estimated useful lives of 30 years using the straight-line method once placed in service.

Redeemable Noncontrolling Interest

        Pursuant to the Operating Agreement of the Master Tenant, the holder of the Master Tenant interest has the option to withdraw (put) from the Master Tenant during a one year period beginning on the Flip Date, as defined in the Operating Agreement, for an amount equal to any unpaid Priority Return owed to the Investor Member through the date of exercise plus the fair market value of the Investor Member's interest, as determined by appraisal. Due to the withdrawal term within the Operating Agreement, the noncontrolling interest is redeemable noncontrolling interest.

        Redeemable noncontrolling interest represents third-party interests in the net assets of the funding arrangement that the Company has entered into to finance the cost of Wind Energy Facilities under an operating lease. The Company has determined that the contractual provisions in the agreements represent substantive profit sharing arrangements. The Company has further determined that the appropriate methodology for calculating the redeemable noncontrolling interest balance that reflect the substantive profit sharing arrangements is a balance sheet approach using the hypothetical liquidation at book value, or HLBV, method. The Company therefore determines the amount of the redeemable noncontrolling interest in the net assets at each balance sheet date using the HLBV method, which is presented on the consolidated balance sheet as redeemable noncontrolling interest. Under the HLBV method, the amounts reported as redeemable noncontrolling interest in the consolidated balance sheet represent the amounts the third parties would hypothetically receive at each balance sheet date under the liquidation provisions of the funds, assuming the net assets of the funds were liquidated at the

Foundation CA Fund VII Manager, LLC

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

recorded amounts determined in accordance with GAAP and distributed to the third parties. The third parties' interests in the results of operations of the funds is determined as the difference in the redeemable noncontrolling interest balance in the consolidated balance sheets between the start and end of each reporting period, after taking into account any capital transactions between the Company and the third parties. However, the redeemable noncontrolling interest balance is at least equal to the redemption amount. The redeemable noncontrolling interest balance is presented as temporary equity in the mezzanine section of the consolidated balance sheets as redeemable noncontrolling interest when the third-parties have the right to redeem their interests in the funds for cash or other assets.

        Pursuant to the Operating Agreement of the Master Tenant, the holder of the Master Tenant interest is entitled to a cumulative, quarterly distribution (the "Priority Return"), commencing at the end of the first quarter after June 12, 2014. The Priority Return is equal to 0.5% of the holder's paid-in capital contribution, or 2% per annum. Subsequent to the first quarter after the Flip Date, the Priority Return is reduced to 0.05% of the holder's paid-in capital contribution or 0.20% per annum. During the period June 12, 2014 (date of inception) to June 30, 2014, no Priority Return was paid to the holder of the Master Tenant interest. Any accrued and unpaid priority return will be included in the calculation of the HLBV of the redeemable noncontrolling interest each period.

Income Taxes

        For federal and state tax purposes, the Company is taxed as a partnership. All income from the Company is reported on the members' federal and state income tax returns. Thus, no provision for income taxes has been recorded in the accompanying consolidated financial statements. All periods since inception of the Company remain open for examination by tax authorities.

Revenue Recognition

        The Company has evaluated each of the PPAs to determine whether they are leases and determined that each of the PPAs is an operating lease due to the variable nature of the rates in the agreement and because the Wind Energy Facility is considered integral equipment. Accordingly, revenue is contingent and is recognized based when delivered upon the amount of electricity delivered as determined by remote monitoring equipment at rates specified under the contracts.

Asset retirement obligation

        The Company is obligated to remove the wind energy facilities at the end of the site lease term. The Company accounts for this obligation as an asset retirement obligation. The capitalized asset retirement costs, which are recorded within the Wind Energy Facility cost, and the related asset retirement obligation, are initially recorded based on the discounted present value of the future costs to remove the wind facility from the project site. The future removal costs are estimated based on current market prices that are adjusted for an appropriate consumer price index (CPI) inflation factor. The discount rate utilized is based on a credit-adjusted, risk-free rate, which is estimated as the credit spread applicable to the Company over the average yield to maturity of a Treasury obligation maturing at the scheduled end of the site lease term. The asset retirement liability will be accreted each period over the 20-year site lease term. During the period from June 12, 2014 (inception) to June 30, 2014, the Company recorded an asset retirement obligation of $203,255 and no accretion expense. As of June 30, 2014, the asset retirement obligation was $203,255.

Foundation CA Fund VII Manager, LLC

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Subsequent Events

        Subsequent events have been evaluated through September 10, 2014, which is the date the condensed consolidated financial statements were available to be issued.

3. Wind Energy Facilities Under Construction

        As of June 30, 2014 the Company had incurred construction costs of $11,406,005 and no Wind Energy Facilities had been placed in service.

4. Note Payable

        The Company obtained construction financing for each Wind Energy Facility from Seminole Financial Services, LLC doing business as SFS-CAL, LLC (the "Lender") pursuant to a financing agreement dated June 12, 2014 (the "Financing Agreement") with a total capacity of $9,925,000. The loans bear interest at an annual rate of 10%. The loans are secured by the Wind Energy Facilities and mature on December 12, 2014. During the period from June 12, 2014 (date of inception) to June 30, 2014, the Company drew down $3,456,140 on these loans. Interest during the period June 12, 2014 (date of inception) to June 30, 2014 was $13,121 and has been capitalized into the cost of the Wind Energy Facilities and has been paid.

5. Redeemable Noncontrolling Interest

        Noncontrolling interest related to VIE arrangements that are redeemable at the option of the holder are classified as redeemable noncontrolling interest in the mezzanine section of the condensed consolidated balance sheet between liabilities and member's equity. Redeemable noncontrolling interest is reported using the hypothetical liquidation at book value method, but not less than their estimated redemption value in each reporting period. The following represents the activity of the redeemable noncontrolling interest for the period from June 12, 2014 (date of inception) to June 30, 2014:

Balance, June 12, 2014 (date of inception)	$—
Contributions from redeemable noncontrolling interest	642,263
Net income	220,017

Balance, June 30, 2014	$862,280

6. Related party transaction

        During the period from June 12, 2014 (date of inception) to June 30, 2014, affiliates of the Sole Member provided development and construction services in connection with the Wind Energy Facilities. The total amount of services provided during the period was $2,082,120 and is included in wind energy facilities under construction and a contribution of capital.

7. Site leases

        The Owner has entered into site leases with unrelated landowners or the Purchasers for each of the Wind Energy Facilities. The term of the site leases is a minimum of twenty years for each lease. Each lease requires annual lease payments that are immaterial individually, and in aggregate.

APPENDIX A

FORM OF
AGREEMENT OF LIMITED PARTNERSHIP
OF
SOL-WIND RENEWABLE POWER, LP

[TO BE FILED BY AMENDMENT]

A-1

Common Units
Representing Limited Partnership Interests

Sol-Wind Renewable Power, LP

Prospectus

            , 2014

        Until            , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred by the registrant in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*(1)
Total	$

*
To be filed by amendment.

(1)
Sol-Wind Renewable Power, LP estimates that it will reimburse the underwriters approximately $          for expenses they incur in connection with the roadshow.

Item 14.    Indemnification of Directors and Officers.

Sol-Wind Renewable Power, LP

        Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by law against all losses, claims, damages or similar events and is incorporated herein by reference.

        The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Sol-Wind Renewable Power, LP and our general partner, its officers and directors and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

Sol-Wind, LLC

        Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

        Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

  •
  any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

  •
  any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

  •
  any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

  •
  any person designated by our general partner.

        Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Item 15.    Recent Sales of Unregistered Securities.

        On August 10, 2014, in connection with our formation, we issued to Sol-Wind LLC, our general partner, a 100% general partner interest in us in exchange for $2,000. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits.

        The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
l.1	*	Form of Underwriting Agreement
3.1	*	Certificate of Limited Partnership of Sol-Wind Renewable Power, LP
3.2	*	Form of Amended and Restated Agreement of Limited Partnership of Sol-Wind Renewable Power, LP
3.3	*	Certificate of Formation of Sol-Wind, LLC
3.4	*	Form of Amended and Restated Limited Liability Company Agreement of Sol-Wind, LLC
5.1	*	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered
8.1	*	Opinion of Milbank, Tweed, Hadley & McCloy LLP relating to tax matters
10.1	*	Form of Management Services Agreement
10.2	*	Form of Initial Portfolio Purchase Agreement
10.3	†*	Form of Sol-Wind Renewable Power, LP Long-Term Incentive Plan
10.4	†*	Form of Sol-Wind Renewable Power, LP Long-Term Incentive Plan Omnibus Award Agreement
10.5	*	Form of Revolving Credit Agreement
10.6	†*	Form of Employment Agreement between Sol-Wind, LLC and Kevin Adler
10.7	†*	Form of Employment Agreement between Sol-Wind, LLC and Jason Barrett
10.8	†*	Form of Employment Agreement between Sol-Wind, LLC and Brian Lessig
21.1	*	List of Subsidiaries of Sol-Wind Renewable Power, LP
23.1	*	Consent of Ernst & Young LLP for Sol-Wind Renewable Power, LP
23.2	*	Consent of Ernst & Young LLP for OCI Alamo 2 LLC
23.3	*	Consent of Ernst & Young LLP for SunRay Venice, LLC
23.4	*	Consent of Ernst & Young LLP for SunRay Joint Venture Solar LLC
23.5	*	Consent of Ernst & Young LLP for SR Acquisitions Solar, LLC

Exhibit Number		Description
23.6	*	Consent of Grant Thornton LLP for SunRay Power OPCO II, LLC (2013)
23.7	*	Consent of Grant Thornton LLP for SunRay Power OPCO II, LLC (2012)
23.8	*	Consent of Ernst & Young LLP for SunRay Power OPCO I, LLC
23.9	*	Consent of Ernst & Young LLP for Leicester One MA Solar, LLC
23.10	*	Consent of Ernst & Young LLP for GASNA 18P, LLC
23.11	*	Consent of Ernst & Young LLP for SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC and GLT Cloverdale Solar, LLC
23.12	*	Consent of Ernst & Young LLP for Palmer Solar Holdings, LLC
23.13	*	Consent of Ernst & Young LLP for Renewable Energy Project LLC
23.14	*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibits 5.1 and 8.1)
24.1	*	Powers of Attorney

†
Compensatory plan or arrangement.

*
To be filed by amendment.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

    Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  a.
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  b.
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  c.
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  d.
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the year completed, showing the amount paid or accrued to each recipient and the services performed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                        , 2014.

Sol-Wind Renewable Power, LP
By:	Sol-Wind, LLC, its general partner
By:
	Name:	Kevin Adler
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Kevin Adler	Chief Executive Officer and Director (Principal Executive Officer)	, 2014
Brian Lessig	President and Director (Principal Financial Officer and Principal Accounting Officer)	, 2014
David Kelly	Chairman of the Board of Directors	, 2014
David Millstone	Director	, 2014
David Winter	Director	, 2014

Index to Exhibits

Exhibit Number		Description
l.1	*	Form of Underwriting Agreement
3.1	*	Certificate of Limited Partnership of Sol-Wind Renewable Power, LP
3.2	*	Form of Amended and Restated Agreement of Limited Partnership of Sol-Wind Renewable Power, LP
3.3	*	Certificate of Formation of Sol-Wind, LLC
3.4	*	Form of Amended and Restated Limited Liability Company Agreement of Sol-Wind, LLC
5.1	*	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered
8.1	*	Opinion of Milbank, Tweed, Hadley & McCloy LLP relating to tax matters
10.1	*	Form of Management Services Agreement
10.2	*	Form of Initial Portfolio Purchase Agreement
10.3	†*	Form of Sol-Wind Renewable Power, LP Long-Term Incentive Plan
10.4	†*	Form of Sol-Wind Renewable Power, LP Long-Term Incentive Plan Omnibus Award Agreement
10.5	*	Form of Revolving Credit Agreement
10.6	†*	Form of Employment Agreement between Sol-Wind, LLC and Kevin Adler
10.7	†*	Form of Employment Agreement between Sol-Wind, LLC and Jason Barrett
10.8	†*	Form of Employment Agreement between Sol-Wind, LLC and Brian Lessig
21.1	*	List of Subsidiaries of Sol-Wind Renewable Power, LP
23.1	*	Consent of Ernst & Young LLP for Sol-Wind Renewable Power, LP
23.2	*	Consent of Ernst & Young LLP for OCI Alamo 2 LLC
23.3	*	Consent of Ernst & Young LLP for SunRay Venice, LLC
23.4	*	Consent of Ernst & Young LLP for SunRay Joint Venture Solar LLC
23.5	*	Consent of Ernst & Young LLP for SR Acquisitions Solar, LLC
23.6	*	Consent of Grant Thornton LLP for SunRay Power OPCO II, LLC (2013)
23.7	*	Consent of Grant Thornton LLP for SunRay Power OPCO II, LLC (2012)
23.8	*	Consent of Ernst & Young LLP for SunRay Power OPCO I, LLC
23.9	*	Consent of Ernst & Young LLP for Leicester One MA Solar, LLC
23.10	*	Consent of Ernst & Young LLP for GASNA 18P, LLC
23.11	*
Consent of Ernst & Young LLP for SunE GLT Ironwood Solar, LLC, SunE GLT Chuckawalla Solar, LLC, SunE GLT Patton Solar, LLC, NLH1 Solar, LLC, GLT SLO Solar, LLC, GLT Comm1 Solar, LLC, GLT SC1 Solar, LLC and GLT Cloverdale Solar, LLC
23.12	*	Consent of Ernst & Young LLP for Palmer Solar Holdings, LLC
23.13	*	Consent of Ernst & Young LLP for Renewable Energy Project LLC
23.14	*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibits 5.1 and 8.1)
24.1	*	Powers of Attorney

†
Compensatory plan or arrangement.

*
To be filed by amendment.